  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1997

                                                REGISTRATION NO. 333-22141
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                       IMPERIAL CREDIT INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------

           CALIFORNIA                               6122                             95-40544791
 (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                CO-REGISTRANTS AND SUBSIDIARY GUARANTORS*

   Imperial Business Credit, Inc.  California          6159        31-1447407
   Imperial Credit Advisors, Inc.  California          6282        33-0648410
   Franchise Mortgage Acceptance
    Company LLC                    California          6159        06-1429737
   Auto Marketing Network, Inc.    Florida             6141        65-0310419

  -------

  * Such entities may be reached through Imperial Credit Industries, Inc.

               23550 HAWTHORNE BOULEVARD, BUILDING 1, SUITE 110
                          TORRANCE, CALIFORNIA 90505
                                (310) 373-1704
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               H. WAYNE SNAVELY
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       IMPERIAL CREDIT INDUSTRIES, INC.
               23550 HAWTHORNE BOULEVARD, BUILDING 1, SUITE 110
                          TORRANCE, CALIFORNIA 90505
                                (310) 373-1704
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                --------------
                                  Copies to:
                            THOMAS J. POLETTI, ESQ.
                             SUSAN B. KALMAN, ESQ.

               FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN
                    9100 WILSHIRE BOULEVARD, 8TH FLOOR EAST
                        BEVERLY HILLS, CALIFORNIA 90212
                           TELEPHONE (310) 273-1870
                           FACSIMILE (310) 274-8357
                                --------------
  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
  TITLE OF EACH CLASS                         MAXIMUM        AGGREGATE       AMOUNT OF
      OF SECURITIES        AMOUNT TO BE   OFFERING PRICE     OFFERING      REGISTRATION
       REGISTERED           REGISTERED       PER UNIT        PRICE(1)           FEE
-----------------------------------------------------------------------------------------
9 7/8% Series B Senior
 Notes due 2007........    $200,000,000      100.000%      $200,000,000     $60,606.06
-----------------------------------------------------------------------------------------
Guarantees of 9 7/8% Se-
 ries B Senior Notes due
 2007..................    $200,000,000          *               *            -- (2)
-----------------------------------------------------------------------------------------
Total...................................................................   $60,606.06(3)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933.

(2) Imperial Business Credit, Inc., Imperial Credit Advisors, Inc., Auto Marketing Network, Inc. and Franchise Mortgage Acceptance Company LLC will guarantee the payment of the 9 7/8% Series B Senior Notes due 2007. Pursuant to Rule 457(n), no filing fee is required.

(3) Previously paid.            --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED MARCH 31, 1997


PROSPECTUS


                                 $200,000,000

            OFFER FOR ALL OUTSTANDING 9 7/8% SENIOR NOTES DUE 2007

          IN EXCHANGE FOR 9 7/8% SERIES B SENIOR NOTES DUE 2007,
 WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE
                             "SECURITIES ACT") OF

                  [LOGO OF IMPERIAL CREDIT INDUSTRIES, INC.]

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME

                    ON APRIL 30, 1997, UNLESS EXTENDED

  Imperial Credit Industries, Inc. (the "Company"), a California corporation, hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $200,000,000 of 9 7/8% Series B Senior Notes due 2007 (the "New Notes") of the Company, which have been registered under the Securities Act, for a like principal amount of the issued and outstanding 9 7/8% Senior Notes due 2007 (the "Series A Notes" and "Old Notes") of the Company from the registered holders thereof (the "Holders"). The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions relating to the Old Notes. The New Notes will evidence the same class of debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the indenture governing the Old Notes (the "Indenture"). As used herein, the term "Notes" means the Old Notes and the New Notes, treated as a single class.

  The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time, on April 30, 1997, unless extended (as so extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer. The Exchange Offer is subject to certain other customary conditions. See "The Exchange Offer."

  On January 23, 1997, the Company issued $200,000,000 principal amount of Old Notes (the "Offering") pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

  The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the redemption date. In addition, prior to January 15, 2000, the Company may redeem up to 35% of the originally issued principal amount of Notes at a redemption price equal to 109 7/8% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net proceeds of an Equity Offering (as defined); provided, that at least 65% of the originally issued principal amount of Notes remain outstanding immediately after the occurrence of such redemption. In the event of a Change of Control (as defined), holders of the Notes will have the right to require the Company to repurchase their Notes, in whole or in part, at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase.

                                            (Cover continued on following page)

  SEE "RISK FACTORS" ON PAGE 15 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

              The date of this Prospectus is March 31, 1997.

  The New Notes will constitute, and the Old Notes currently constitute, general unsecured obligations of the Company, ranking senior in right of payment to all subordinated Indebtedness (as defined) of the Company and ranking pari passu in right of payment with all senior Indebtedness. The Notes will be unconditionally guaranteed (the "Subsidiary Guarantees") on a senior unsecured basis by all of the Company's Restricted Subsidiaries (as defined) other than Southern Pacific Thrift and Loan Association ("SPTL") and Special Purpose Subsidiaries (as defined) (collectively, "Subsidiary Guarantors") (at present, Imperial Business Credit, Inc., Imperial Credit Advisors, Inc., Auto Marketing Network, Inc. and Franchise Mortgage Acceptance Company LLC are the Subsidiary Guarantors) and the Subsidiary Guarantees will rank senior in right of payment to all subordinated Indebtedness of the Subsidiary Guarantors and will rank pari passu in right of payment with all senior Indebtedness of the Subsidiary Guarantors. The Notes will be effectively subordinated to all indebtedness and other liabilities of SPTL and the Notes and Subsidiary Guarantees will be effectively subordinated to secured Indebtedness of the Company and Subsidiary Guarantors, respectively. At September 30, 1996, on a pro forma basis after giving effect to, among other things, the Offering and the Exchange Offer and application of the proceeds thereof, the Notes would have been effectively subordinated to approximately $169.0 million of secured Indebtedness of the Company and the Subsidiary Guarantors. See "Risk Factors-- Ranking; Holding Company Structure."

  For each Old Note accepted for exchange, the Holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from January 23, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes.

  The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined). Based on interpretations by the staff of the Securities and Exchange Commission (the "SEC") as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to engage in a distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the Holders thereof. See "The Exchange Offer."

  There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes. The Initial Purchasers (as defined) have advised the Company that they currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

                             AVAILABLE INFORMATION

  The Company and the Guarantors have filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company, the Guarantors and the New Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement otherwise filed with the SEC.

  The Company is, and as of the date of this Prospectus, certain Subsidiary Guarantors will become, subject to the informational requirements of the Exchange Act and, in accordance therewith, file, or will file, as the case may be, reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition such material concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and other information regarding registrants that file electronically with the SEC.

  The Company will furnish holders of the New Notes offered hereby with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company will also furnish such other reports as it may determine or as may be required by law. In addition, in the event that the Company is not required to be subject to the reporting requirements of the Exchange Act in the future, the Company will be required under the Indenture, pursuant to which the Old Notes were, and the New Notes will be, issued, to continue to file with the SEC, and to furnish Holders of the New Notes with, the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. Under the Indenture, the Company and the Subsidiary Guarantors will furnish holders of the Notes, upon written request, information required to be delivered pursuant to Rule 144A(d)(4) of the Securities Act.

                          INCORPORATION BY REFERENCE

  The Company's annual report on Form 10-K for the fiscal year ended December 31, 1995 filed by the Company with the SEC pursuant to the Exchange Act is incorporated herein by reference.

  The reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in this Prospectus or in a document incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, copies of any and all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information incorporated herein). Requests for such documents should be directed to Imperial Credit Industries, Inc. 23550 Hawthorne Boulevard, Building One, Suite 210, Torrance California 90505, telephone number (310) 373-1704, Attention: General Counsel.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the consolidated financial statements and the notes thereto. References in this Prospectus to "ICII" refer to the Company as a separate entity from its subsidiaries. All references to the "Company" in this Prospectus refer, unless otherwise stated or unless the context otherwise requires, to ICII and its subsidiaries on a consolidated basis. As of November 30, 1996, ICII owned (i) 100% of the Common Stock of ICI Funding Corporation ("ICIFC") which is equal to a 1% economic interest and (ii) 51.2% of Southern Pacific Funding Corporation ("SPFC"). In March 1997, ICII disposed of its common stock interest in ICIFC and reduced its percentage ownership in SPFC to 49.4% as of March 31, 1997. As a result, commencing with the three months ended March 31, 1997, the financial statements of ICIFC and SPFC will no longer be consolidated with those of ICII (collectively, the "Deconsolidation"). For a further description of the effects of such Deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements." This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Imperial Credit Industries, Inc. (the "Company") is a diversified commercial and consumer finance company. In 1995, the Company began to reposition its business from originating and selling conforming residential mortgage loans to offering higher margin loan and lease products. The Company accomplished this repositioning through a business strategy that emphasizes: (i) opportunistic expansion and acquisitions of businesses in niche segments of the financial services industry, (ii) conservative and disciplined underwriting and credit risk management, (iii) loan and lease originations, where possible, on a wholesale basis, (iv) securitization or sale in the secondary market of substantially all of the Company's loans and leases, other than those held by Southern Pacific Thrift and Loan Association ("SPTL") for investment and (v) maintaining business and financial flexibility to take advantage of changing market conditions with respect to specific financial services businesses.

  For the nine months ended September 30, 1996, a substantial portion of the Company's operations were conducted through its non-conforming residential mortgage lending subsidiary, SPFC. In June 1996, as part of the Company's repositioning, SPFC completed an initial public offering of its common stock pursuant to which ICII was a selling shareholder. In November 1996 and March 1997, ICII sold additional shares of its SPFC common stock reducing its ownership percentage to 49.4% as of March 31, 1997. As a result, commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII. For a further description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

  The Company has also diversified its loan and lease products by focusing on the creation and acquisition of additional finance businesses in order to reduce its dependency on residential mortgage lending. When acquiring new businesses or targeting expansion opportunities, the Company seeks to retain existing management and recruit additional experienced management to increase growth and profitability and to reduce the risks associated with operating the newly acquired entity. For the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company originated or acquired $1.6 billion and $3.1 billion of loans and leases, respectively. During these periods, conforming residential mortgage loans decreased as a percentage of total loans and leases from 58% to 20%, while non-conforming residential mortgage loans increased as a percentage of total loans and leases from 28% to 31%, commercial mortgage loans increased as a percentage of total loans and leases from 9% to 32%, business loans and leases increased as a percentage of total loans and leases from 3% to 14% and consumer loans increased slightly from 2% to 3% of total loans and leases. In addition, during the nine months ended September 30, 1996 and the year ended December 30, 1995, the Company completed securitization transactions totaling $934.5 million and $1.0 billion, respectively.

  The Company offers loan and lease products in the following sectors:

  FRANCHISE LENDING. Franchise lending is conducted through ICII's 66.7% owned subsidiary, Franchise Mortgage Acceptance Company LLC ("FMAC"), the assets of which were acquired from a division of Greenwich Financial Capital Products, Inc. in June 1995. FMAC is a full service franchise finance company which originates loans and equipment leases to top-tier national and regional franchisee concept operators. While FMAC historically focused on franchise concepts such as Taco Bell, Burger King, Hardee's, Wendy's, Pizza Hut and KFC, it is currently expanding its marketing focus to include other food and non-food related franchise concepts. In addition, FMAC recently established a division to provide financing to experienced golf course operators for the expansion and development of golf courses. For the nine months ended September 30, 1996, FMAC originated or acquired $304.4 million of franchise loans and securitized $167.4 million of loans.

  BUSINESS FINANCE LENDING. Business finance lending is conducted through the Imperial Business Credit, Inc. ("IBC") subsidiary of the Company and three divisions of the Company's SPTL subsidiary: Coast Business Credit ("CBC"), the Loan Participation and Investment Group ("LPIG") and the Auto Lend Group ("Auto Lend").

    Coast Business Credit. CBC is an asset-based lender specializing in lending to middle market manufacturing and high-technology businesses. CBC's predecessor operated as a division of Coast Federal Bank until its acquisition by the Company in September 1995. CBC originates loans and commitments subject to stringent underwriting and collateral requirements. As of September 30, 1996, CBC had total loan commitments of $515.3 million of which $278.9 million of loans were outstanding.

    Imperial Business Credit. IBC leases business equipment including copying, data processing, communication, printing and manufacturing equipment exclusively to business users. IBC was formed in May 1995 to combine the Company's existing leasing business with the assets acquired from First Concord Acceptance Corporation ("FCAC"). For the nine months ended September 30, 1996, IBC originated $54.6 million of leases and securitized $67.7 million of leases.

    Loan Participation and Investment Group. LPIG was formed in September 1995 to invest in and purchase syndicated commercial loan participations in the secondary market originated by commercial banks. As of September 30, 1996, LPIG had total loan commitments of $236.1 million of which $127.1 million of loans were outstanding.

    Auto Lend Group. Auto Lend was formed in September 1996 to finance automobile dealership inventories. As of September 30, 1996, Auto Lend had total loan commitments of $28.8 million of which $2.5 million of loans were outstanding.

  COMMERCIAL MORTGAGE LENDING. The Company conducts its commercial mortgage lending operations through the Income Property Lending Division ("IPLD") of SPTL. IPLD was formed in February 1994 to expand the Company's apartment and commercial property lending business. The focus of IPLD's lending activities is the small loan market (consisting of loans less than $2.5 million) for multi-family apartments and commercial buildings. For the nine months ended September 30, 1996, IPLD loan originations totaled $182.2 million. During the nine months ended September 30, 1996, SPTL completed a securitization of $277.0 million of multi-family and commercial mortgage loans originated or acquired by IPLD.

  CONSUMER LENDING. The Company conducts consumer lending operations through the Auto Lending Division ("ALD") and Consumer Credit Division ("CCD") of SPTL.

    Auto Lending Division. ALD was formed in October 1994 and lends primarily to credit-impaired buyers of new and used automobiles who are unable to access traditional sources of financing from banks and automobile finance companies. ALD currently operates from three retail offices in Northern California and expects to further expand its operations within California. For the nine months ended September 30, 1996, ALD originated $24.8 million of sub-prime auto loans.

    Consumer Credit Division. CCD was formed in early 1994 and offers loans to finance home improvements and consumer goods. For the nine months ended September 30, 1996, CCD originated $16.5 million in loans and had $39.2 million of loans outstanding as of September 30, 1996.

  NON-CONFORMING RESIDENTIAL LENDING. Non-conforming residential lending is conducted through SPFC, of which ICII owned 49.4% thereof as of March 31, 1997. SPFC originates, purchases and sells high yielding, single family non-conforming mortgage loans. Substantially all of SPFC's loans are secured by first or second mortgages on owner occupied single family residences. The majority of the originated and purchased loans are made to borrowers who do not qualify for or are unwilling to obtain financing from conventional mortgage sources. SPFC's mortgage loan originations and purchases for the nine months ended September 30, 1996 were $490.2 million. SPFC securitized $422.4 million of non-conforming residential mortgage loans for the nine months ended September 30, 1996.

  ICII was incorporated in California in 1986. The Company's principal executive offices are located at 23550 Hawthorne Boulevard, Building One, Suite 110, Torrance, California 90505 and its telephone number is (310) 373-1704.

                                FUNDING STRATEGY

  Pending loan securitization transactions or whole loan sales, the Company has historically funded its loan originations from warehouse lines of credit and repurchase facilities, equity and debt offerings in the capital markets and deposits or borrowings at SPTL.

  As of September 30, 1996, the Company had warehouse lines of credit and commitments of $103.1 million, excluding financing at SPFC and ICIFC and amounts available to ICII under a warehouse facility with PaineWebber Incorporated which the Company does not anticipate using in the future. Amounts outstanding under these facilities at September 30, 1996 totaled $73.7 million. The Company plans to use existing warehouse lines and a portion of the proceeds from the Offering to fund the business operations and securitization programs of its FMAC and IBC subsidiaries. Business operations conducted through divisions of SPTL will be primarily financed through deposits, capital contributions from the ICII to SPTL and Federal Home Loan Bank of San Francisco ("FHLB") borrowings. At September 30, 1996, SPTL had total deposits of approximately $1.1 billion (excluding deposits of the Company maintained with SPTL).

                              RECENT DEVELOPMENTS

  In October 1996, IBC expanded its commercial equipment leasing origination and servicing business through the acquisition of substantially all of the assets of Avco Leasing Services, Inc. and all of the assets of Avco Financial Services of Southern California, Inc. related to its business of originating and servicing business equipment leases and agreed to assume certain related liabilities in connection therewith from Avco Financial Services, Inc. (the "Avco Acquisition"). The Company paid approximately $95 million for the operations and the assets, which consisted primarily of a portfolio of equipment leases totaling approximately $85.0 million. The portfolio had a weighted average interest rate of 15.5%. The purchase was financed through additional drawdowns on warehouse facilities of $81.4 million and cash on hand of approximately $13.3 million.

  In September 1996, the Company entered into various transactions with Dabney/Resnick, Inc. (collectively, the "DRI Transaction"), subsequently renamed Dabney/Resnick/Imperial, LLC ("DRI"), and its affiliated entities. DRI engages in investment banking activities. ICII has acquired a 1% equity interest in DRI and has purchased a warrant to acquire an additional 48% interest therein.

  On January 23, 1997, the Company concurrently completed a tender offer (the "Tender Offer") for its 9 3/4% Senior Notes due 2004 and issued $200,000,000 of Old Notes for net proceeds of approximately $193.8 million in reliance upon the exemptions from registration granted under Section 4(2) of the Securities Act. The Company used approximately $70.0 million of the net proceeds to consummate the Tender Offer; approximately $20.0 million of the Company's 9 3/4% Senior Notes due 2004 remain outstanding.

  In March 1997, ICII disposed of its common stock interest in ICIFC and reduced its percentage ownership in SPFC to 49.4% as of March 31, 1997. As a result, commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII. For a further description of the effects of such Deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

  On March 14, 1997, ICII acquired all of the outstanding shares of Auto Marketing Network, Inc. ("AMN"), a sub-prime auto lender, for $750,000. ICII, also advanced AMN $11.5 million to repay amounts owed pursuant to operating lines of credit and for working capital purposes. AMN is a Subsidiary Guarantor of the Notes.

                               THE EXCHANGE OFFER

  On January 23, 1997, the Company issued $200,000,000 principal amount of Old Notes. The Old Notes were sold pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. Lehman Brothers Inc., Montgomery Securities and Dabney/Resnick/Imperial, LLC (the "Initial Purchasers"), as a condition to their purchase of the Old Notes, required that the Company agree to commence the Exchange Offer following the Offering. The New Notes will evidence the same class of debt as the Old Notes and will be issued pursuant to, and be entitled to the benefits of, the Indenture. As used herein, the term "Notes" means the Old Notes and the New Notes, treated as a single class.

SECURITIES OFFERED....  Up to $200,000,000 aggregate principal amount of the
                        Company's 9 7/8% Series B Senior Notes Due 2007, which have been registered under the Securities Act. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions relating to the Old Notes.

THE EXCHANGE OFFER....  The New Notes are being offered in exchange for a like principal amount of Old Notes. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement, dated January 23, 1997, among the Company, the Subsidiary Guarantors and the Initial Purchasers (the "Registration Rights Agreement"). For procedures for tendering the Old Notes pursuant to the Exchange Offer, see "The Exchange Offer."

TENDERS, EXPIRATION
DATE; WITHDRAWAL......

                        The Exchange Offer will expire at 5:00 P.M., New York City time, on April 30, 1997, or such later date and time to which it is extended (as so extended, the "Expiration Date"). A tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Note not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

FEDERAL INCOME TAX
CONSEQUENCES..........
                        The exchange pursuant to the Exchange Offer should not result in any income, gain or loss to the Holders or the Company for federal income tax purposes. See "Certain U.S. Income Tax Consequences."

USE OF PROCEEDS.......  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer.

EXCHANGE AGENT........
                        The Chase Trust Company of California is serving as the Exchange Agent in connection with the Exchange Offer.

SHELF REGISTRATION      Under certain circumstances described in the
STATEMENT.............  Registration Rights Agreement, certain Holders of Notes
                        (including Holders who are not permitted to participate in the Exchange Offer or who may not freely resell New
                        Notes received in the Exchange Offer) may require the Company to file, and use best efforts to cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of Notes by such Holders. See "Description of Notes--Exchange
                        Offer; Registration Rights."

CONDITIONS TO THE
EXCHANGE OFFER........
                        The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange. The Exchange Offer is subject to certain other customary conditions, each of which may be waived by the Company. See "The Exchange Offer--Conditions."

                 CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. See "Description of the Notes--Exchange Offer; Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holders' business and such Holders, other than broker-dealers, have no arrangement with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register thereunder the New Notes prior to offering or selling such New Notes. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any Holder reasonably requests in writing. Unless a Holder so requests, the Company does not intend to register or qualify the sale of the New Notes in any such jurisdictions. See "Risk Factors--Consequences of Failure to Exchange" and "The Exchange Offer-- Consequences of Exchanging Old Notes."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

  The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions relating to the Old Notes. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from January 23, 1997. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from January 23, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

SECURITIES OFFERED....  $200,000,000 aggregate principal amount of 9 7/8%
                        Series B Senior Notes due 2007.

ISSUER................  Imperial Credit Industries, Inc.

MATURITY DATE.........  January 15, 2007.

INTEREST PAYMENT        January 15 and July 15, commencing July 15, 1997.
DATES.................

MANDATORY REDEMPTION..  None.

OPTIONAL REDEMPTION...  The Notes will be redeemable at the option of the
                        Company, in whole or in part, at any time on or after January 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages, if any, through the redemption date. In addition, prior to January 15, 2000, the Company may redeem up to 35% of the originally issued principal amount of Notes at a redemption price equal to 109 7/8% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of an Equity Offering; provided, that at least 65% of the originally issued principal amount of Notes remains outstanding immediately after the occurrence of such redemption. See "Description of Notes--Optional Redemption."

CHANGE OF CONTROL.....  In the event of a Change of Control (as defined), each
                        Holder of Notes will have the right to require the Company to repurchase their Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Notes--Certain Covenants--Change of Control."

RANKING...............  The Notes currently are general unsecured obligations of the Company, ranking pari passu with all future Indebtedness of the Company, if any, that is not subordinated to the Notes and senior to any Indebtedness of the Company that is subordinated to the Notes. The Subsidiary Guarantees will rank pari passu with all future Indebtedness of the Subsidiary Guarantors, if any, that is not subordinated to the Subsidiary Guarantees and senior to any Indebtedness of the Subsidiary Guarantors that is subordinated to the Subsidiary Guarantees. The Notes will be effectively subordinated to all indebtedness and other liabilities of SPTL and the Notes and Subsidiary Guarantees will be effectively subordinated to secured Indebtedness of the Company and the Subsidiary Guarantors, respectively. At September 30,

                        1996, on a pro forma basis after giving effect to the Offering, the application of the proceeds thereof, and the Exchange Offer, the Notes would have been effectively subordinated to approximately $1.4 billion of deposits and borrowings at SPTL and the Notes and Subsidiary Guarantees would have been effectively subordinated to approximately $169.0 million of secured Indebtedness of the Company and the Subsidiary Guarantors. See "Risk Factors--Ranking; Holding Company Structure."

SUBSIDIARY
GUARANTEES............  The Company's payment obligations under the Notes are jointly and severally guaranteed (the "Subsidiary Guarantees") by each of the Subsidiary Guarantors, which consist of all of the Company's Restricted Subsidiaries other than SPTL and the Special Purpose Subsidiaries. In addition, as a result of the expected Deconsolidation, ICIFC and SPFC will not be Subsidiary Guarantors under the Indenture. The Subsidiary Guarantees may be released under certain circumstances. See "Description of Notes--Subsidiary Guarantees."

CERTAIN COVENANTS.....  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to (i) incur additional Indebtedness and issue preferred stock, (ii) pay dividends or make other distributions, (iii) repurchase Equity Interests (as defined) or subordinated Indebtedness, (iv) create certain liens, (v) enter into certain transactions with affiliates, (vi) sell assets of the Company or its subsidiaries, (vii) issue or sell Equity Interests of the Company's subsidiaries or (viii) enter into certain mergers and consolidations. The Company will be required to offer to purchase the Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase with the proceeds of certain Asset Sales (as defined). See "Description of Notes--Certain Covenants."

EXCHANGE OFFER;
REGISTRATION RIGHTS...  Pursuant to the Registration Rights Agreement, the
                        Company agreed to file an exchange offer registration statement with respect to the Exchange Offer. The Registration Statement of which this Prospectus is a part constitutes the exchange offer registration statement referred to therein. If, among other things, any Holder of the Transfer Restricted Securities (as defined) notifies the Company that (A) it is prohibited by law or SEC policy from participating in the Exchange Offer, (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or
                        (C) that it is a broker-dealer and holds Notes acquired directly from the Company or an affiliate of the Company, the Company will be required to provide a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Notes by the Holders thereof. If the Company fails to satisfy these registration obligations, it will be required to pay certain Liquidated Damages to the Holders of the Old Notes as provided in the Registration Rights Agreement.

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 15.

                        IMPERIAL CREDIT INDUSTRIES, INC.
                 PRINCIPAL OPERATING SUBSIDIARIES AND DIVISIONS

                                IMPERIAL CREDIT
                                INDUSTRIES, INC.

                                 "ICII"(1)

    ---------------------------------------------------------------

    100%            100%           100%           66.7%
    owned           owned          owned          owned         100%
                                                                  owned

  Imperial        Imperial                       Franchise
  Business         Credit                        Mortgage         Auto
Credit, Inc.      Advisors,                     Acceptance      Marketing
                    Inc.                          Co. LLC
    "IBC"
                   "ICAI"                         "FMAC"        Network,
                                                                Inc.

                             Southern Pacific
                               Thrift & Loan
                                Association
                                  "SPTL"

     -------------------------------------------------------

     Auto            Consumer              Income            Coast
  Lend Group          Credit              Property         Business
  "Auto Lend"        Division              Lending          Credit
                       "CCD"              Division           "CBC"
                                           "IPLD"

          Auto Lending                              Loan
            Division                            Participation
              "ALD"                                  and
                                                 Investment
                                                    Group
                                                   "LPIG"

-------

(1) As of November 30, 1996, ICII owned 51.2% of the Common Stock of SPFC. In March 1997, ICII reduced its percentage ownership of SPFC to 49.4% as of March 31, 1997. As a result, commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII. For a further description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth summary historical and unaudited pro forma consolidated financial and other data for the periods indicated. The following summary historical balance sheet data and income statement data are derived from the consolidated financial statements of the Company as of December 31, 1995 and 1994 and for the years in the three-year period ending December 31, 1995, which have been audited by KPMG Peat Marwick LLP, independent auditors. The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements contains an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights" ("SFAS 122"). This data should be read in conjunction with the consolidated financial statements and related notes for these periods and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated balance sheet data as of December 31, 1993, 1992 and 1991 and the income statement data for the years ended December 31, 1992 and 1991 are derived from audited consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP but are not included in this Prospectus. The balance sheet data as of September 30, 1996, and income statement data for the nine month periods ended September 30, 1996 and 1995 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting of normal, recurring and other adjustments) necessary for a fair presentation of such information. The unaudited consolidated pro forma income statement data and other operating data for the nine month period ended September 30, 1996 gives effect to the Deconsolidation, the Avco Acquisition, the DRI Transaction and the application of the net proceeds of $193.8 million from the Offering (the "Pro Forma Transactions") as if they had occurred at the beginning of said period. The unaudited consolidated pro forma income statement data and other operating data for the year ended December 31, 1995 gives effect to the Pro Forma Transactions and the acquisition by the Company of CBCC in September 1995 (the "CBCC Acquisition"), as if these had occurred at the beginning of said period. The unaudited consolidated pro forma balance sheet data give effect to the Company's assumed sale of a portion of its investment in SPFC and the Company's assumed sale of its investment in ICIFC (collectively, the "Stock Sales") and the Pro Forma Transactions as if they had occurred on September 30, 1996. The pro forma consolidated financial data are unaudited and do not purport to represent what the Company's financial position or results of operations would actually have been if the Pro Forma Transactions, the CBCC Acquisition and the Stock Sales, as applicable, had occurred on the dates specified and do not project the Company's financial position or results of operations for any future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                             YEAR ENDED DECEMBER 31,
                        ------------------------------  ----------------------------------------------------------------
                        PRO FORMA                       PRO FORMA
                         1996(1)    1996       1995      1995(1)     1995       1994        1993       1992      1991
                        --------- ---------  ---------  --------- ----------  ---------  ----------  --------  ---------
                                                              (IN THOUSANDS)
INCOME STATEMENT DATA:
 Gain on sale of
  loans...............  $ 25,512  $  69,517  $  29,953   $30,724  $   39,557  $   8,628  $   18,149  $ 20,606  $   5,239
 Net interest income
  after provision
  for loan losses.....    32,386     42,163     14,832    27,662      28,304     15,959      21,423    13,264      8,249
 Gain on sale of SPFC
  stock...............    62,007     62,007        --        --          --         --          --        --         --
 Other income.........    26,303     17,842     13,271    19,925      17,448     48,217      31,854    13,222      7,277
                        --------  ---------  ---------   -------  ----------  ---------  ----------  --------  ---------
 Total revenue........   146,208    191,529     58,056    78,311      85,309     72,804      71,426    47,092     20,765
 Personnel expense....    26,898     36,477     24,041    35,650      34,053     33,477      24,520    15,678      6,184
 Other expenses.......    31,994     36,267     20,070    28,522      27,127     28,037      15,433     8,190      5,236
                        --------  ---------  ---------   -------  ----------  ---------  ----------  --------  ---------
 Total expenses.......    58,892     72,744     44,111    64,172      61,180     61,514      39,953    23,868     11,420
                        --------  ---------  ---------   -------  ----------  ---------  ----------  --------  ---------
 Income before income
  taxes...............    87,316    118,785     13,945    14,139      24,129     11,290      31,473    23,224      9,345
 Income taxes.........    35,876     51,322      5,844     5,840      10,144      4,685      13,055     9,583      3,754
 Minority interest in
  income (loss) of
  consolidated
  subsidiaries........     2,138      6,373        --        (60)       (208)       --          --        --         --
                        --------  ---------  ---------   -------  ----------  ---------  ----------  --------  ---------
 Income before
  extraordinary item..  $ 49,302     61,090      8,101   $ 8,359      14,193      6,605      18,418    13,641      5,591
                        ========                         =======
 Extraordinary item-
  repurchase of 9 3/4%
  Senior Notes due
  2004, net of income
  taxes...............                  --         --                    --         919         --        --         --
                                  ---------  ---------            ----------  ---------  ----------  --------  ---------
 Net income...........            $  61,090  $   8,101            $   14,193  $   7,524  $   18,418  $ 13,641  $   5,591
                                  =========  =========            ==========  =========  ==========  ========  =========
CASH FLOW DATA:
 Net cash provided by
  (used in) operating
  activities..........            $ 555,691  $ (99,850)           $ (668,666) $ 961,579  $ (903,050) $(78,865) $(156,481)
 Net cash (used in)
  provided by
  investing
  activities..........             (160,536)  (271,190)             (364,076)  (796,638)   (145,701)   21,302    (38,359)
 Net cash (used in)
  provided by
  financing
  activities..........             (376,383)   351,966             1,047,004   (177,314)  1,066,584    70,216    199,658
                                  ---------  ---------            ----------  ---------  ----------  --------  ---------
   Net change in cash.            $  18,772  $ (19,074)           $   14,262  $ (12,373) $   17,833  $ 12,653  $   4,818
                                  =========  =========            ==========  =========  ==========  ========  =========

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                             ------------------------  ------------------------------------------------------
                             PRO FORMA                 PRO FORMA
                              1996(1)   1996    1995    1995(1)   1995    1994      1993      1992      1991
                             --------- ------  ------  --------- ------  ------    ------    ------    ------
                                                    (DOLLARS IN MILLIONS)
OPERATING AND FINANCIAL
 DATA(2):
 Loans originated:
 ICII......................   $  318   $  318  $1,262   $1,816   $1,816  $4,260    $6,019    $3,383    $1,416
 SPTL......................      428      428     431      724      724      NA(3)     NA(3)     NA(3)     NA(3)
 SPFC......................      --       490     214      --       289     190       --        --        --
 FMAC......................      304      304       8      164      164     --        --        --        --
 IBC.......................       55       55      29       36       36     --        --        --        --
                              ------   ------  ------   ------   ------  ------    ------    ------    ------
   Total...................   $1,105   $1,595  $1,944   $2,740   $3,029  $4,450    $6,019    $3,383    $1,416
                              ======   ======  ======   ======   ======  ======    ======    ======    ======
 Loans securitized:
 ICII......................   $  --    $  --   $   78   $  177   $  177  $  --     $  --     $  --     $  --
 SPTL......................      277      277     511      511      511      46       --        --        --
 SPFC......................      --       422     135      --       165     --        --        --        --
 FMAC......................      167      167     --       105      105     --        --        --        --
 IBC.......................       68       68     --        85       85     --        --        --        --
                              ------   ------  ------   ------   ------  ------    ------    ------    ------
   Total...................   $  512   $  934  $  724   $  878   $1,043  $   46    $  --     $  --     $  --
                              ======   ======  ======   ======   ======  ======    ======    ======    ======
 Outstanding balance of
  loans and leases
  securitized (at the end
  of period)(4)............   $1,087   $1,849    $794     $680   $1,047     $45     $ --      $ --      $ --
SELECTED RATIOS:
 Ratio of earnings to
  fixed charges(5).........      2.0x     2.1x    1.2x     1.1x     1.3x    1.2x      2.1x      2.2x      1.7x
 Pre-tax interest coverage
  ratio(6).................      6.1     17.9     3.2      1.6      3.9     2.4       --        --        --
 Ratio of indebtedness to
  total capitalization (at
  end of period)(7)........     48.6%    28.5%   48.8%    60.7%    46.1%   51.4%      -- %      -- %      -- %
 Average equity to average
  assets...................     8.68     7.13    5.15     5.95     4.72    4.86      6.71      7.71      5.48
 Return on average common
  equity...................    35.59    51.79   13.59     7.85    17.59   10.57     31.76     37.75     35.07
 Return on average assets..     3.09     3.69    0.70     0.47     0.82    0.51      2.13      2.91      1.92
SPTL REGULATORY CAPITAL RA-
 TIOS (AT END OF PERIOD):
 California leverage
  limitation (8)...........    12.97%   12.97%  13.37%   11.58%   11.58%  11.50%     7.29%     8.73%     7.49%
 Risk-based--Tier 1........     9.47     9.47   12.05    11.72    11.72   14.21     10.27     14.94     11.04
 Risk-based--Total.........    10.56    10.56   13.42    13.18    13.18   15.13     10.73     15.74     11.69
 FDIC Leverage Ratio.......     8.46     8.46    7.83     8.04     8.04    8.08      9.47      8.78      7.54
ASSET QUALITY RATIOS (AT
 END OF PERIOD):
 Non-performing assets as
  a percentage of total
  assets...................     2.82%    2.64%   1.18%    1.81%    1.55%   1.16%     0.64%     0.79%     1.66%
 Allowance for loan losses
  as a percentage of non-
  performing loans.........    31.04    31.04   58.04    44.30    44.30   53.83     65.91     79.10     23.84
 Net charge-offs as a
  percentage of average
  total loans held for
  investment...............     0.91     0.96    0.26     0.36     0.36    0.23      0.89      0.18      0.02

                            AT SEPTEMBER 30,                     AT DECEMBER 31,
                          --------------------- --------------------------------------------------
                          PRO FORMA
                           1996(1)      1996       1995       1994       1993      1992     1991
                          ---------- ---------- ---------- ---------- ---------- -------- --------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash...................  $  171,503 $   57,938 $   39,166 $   24,904 $   37,277 $ 19,444 $  6,791
 Interest bearing
  deposits..............     314,192    314,192    267,776     10,600     90,000   30,000   45,000
 Loans held for sale ...     482,599    812,257  1,341,810    263,807  1,238,006  328,575  238,963
 Loans held for
  investment, net.......     892,906    803,205    668,771  1,029,556    154,595   84,843   94,966
 Securitization related
  assets................      63,478    122,332     58,272      4,558        529      982      942
 Total assets...........   2,102,043  2,246,137  2,510,635  1,420,408  1,572,663  479,430  394,056
 Deposits...............  $1,052,352 $1,052,352 $1,092,989 $  934,621 $1,001,468 $422,551 $ 96,297
 Borrowings from FHLB...     338,000    338,000    190,000    295,000    320,000      --       --
 Other borrowings.......     168,963    400,045    875,815        --     147,611      --       --
 Senior notes(9)........     219,593     88,169     80,472     80,343        --       --       --
 Total liabilities......   1,869,687  2,024,788  2,416,533  1,344,536  1,504,411  429,652  373,772
 Shareholders' equity...     232,356    221,349     94,102     75,872     68,252   49,778   20,284

-------
(1) Income statement and related data and ratios for the nine months ended September 30, 1996 reflect the Pro Forma Transactions. Income statement and related data and ratios for the year ended December 31, 1995 reflect the Pro Forma Transactions and the CBCC Acquisition. Balance sheet and related data and ratios reflect the Pro Forma Transactions and the Stock Sales. See "Unaudited Consolidated Pro Forma Financial Statements."
(2) Does not include loans originated or securitized by ICIFC.
(3) Information not available.
(4) Represents outstanding balance of loans and leases securitized, excluding loans held for sale and investment.
(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges represent interest expense on all indebtedness and the interest factor of rent expense estimated to be one-third of occupancy expense.
(6) Ratio of (i) the sum of income before income taxes plus interest expense on non-funding indebtedness to (ii) interest expense on non-funding indebtedness.
(7) Ratio of (i) non-funding indebtedness to (ii) non-funding indebtedness plus total shareholders' equity.
(8) Ratio of (i) SPTL's total shareholders' equity to (ii) total deposits.
(9) Represents $200.0 million of Notes and approximately $20.0 million of 9 3/4% Senior Notes due 2004 not tendered pursuant to the Tender Offer.

                                 RISK FACTORS

  An investment in the Notes offered hereby involves a high degree of risk. Prospective investors should carefully consider the following factors, in addition to the other information presented in this Prospectus in connection with an investment in the Notes offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE OUTSTANDING INDEBTEDNESS

  The Company is highly leveraged. At September 30, 1996, on a pro forma basis after giving effect to the Pro Forma Transactions and the Stock Sales, the Company's total Indebtedness (excluding deposits and borrowings at SPTL) would have been $388.6 million and its total shareholders' equity would have been $232.4 million. In addition, until the first quarter ICII guaranteed SPFC's warehouse facility with Lehman Commercial Paper Inc. As of November 30, 1996, SPFC had an outstanding balance of $52.4 million with respect to this facility, which expires April 1, 1997. This guarantee was removed in the first quarter of 1997 and under the terms of the Indenture, this guarantee may not be renewed.

  The Company's ability to make scheduled payments of the principal of, or to pay the interest or Liquidated Damages, if any, on, or to refinance its Indebtedness (including the Notes) will depend upon its future performance which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Management believes that, based on current levels of operations, cash flows from operations and available borrowings will enable the Company to fund its liquidity and capital expenditure requirements for the foreseeable future, including scheduled payments of interest on the Notes and payments of interest and principal on the Company's other Indebtedness. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its Indebtedness, including the Notes, or to make anticipated capital expenditures. It may be necessary for the Company to refinance all or a portion of the principal of the Notes on or prior to maturity, under certain circumstances, but there can be no assurance that the Company will be able to effect such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The degree to which the Company is leveraged could have material adverse effects on the Company and the Holders of Notes, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to debt service and will be unavailable for other purposes, (iii) certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates and
(iv) the Company will be subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could restrict the Company's ability to make payments of principal of, and interest and Liquidated Damages, if any, on the Notes. See "Business--Funding and Securitizations" and "Description of Notes."

RANKING; HOLDING COMPANY STRUCTURE

  The Notes are general unsecured obligations of the Company ranking pari passu with all future Indebtedness of the Company, if any, that is not subordinated to the Notes and senior to any Indebtedness of the Company that is subordinated to the Notes. The Subsidiary Guarantees will rank pari passu with all future Indebtedness of the Subsidiary Guarantors, if any, that is not subordinated to the Subsidiary Guarantees and senior to any Indebtedness of the Subsidiary Guarantors that is subordinated to the Subsidiary Guarantees. The Indenture limits the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness. However, under certain circumstances, the Company and its Restricted Subsidiaries will be permitted to incur secured Indebtedness. Although the Notes constitute senior obligations of the Company, and the Subsidiary

Guarantees constitute senior Indebtedness of the Subsidiary Guarantors, the holders of secured Indebtedness, including indebtedness under warehouse facilities, would have a prior claim on the assets securing such indebtedness. At September 30, 1996, on a pro forma basis giving effect to the Offering and the application of the net proceeds thereof, the Company would have had $1.6 billion of secured indebtedness, including deposits and FHLB borrowings at SPTL, and warehouse line borrowings, that would be effectively senior to the Notes with respect to the assets securing such indebtedness.

  ICII is a holding company that conducts a substantial portion of its business operations through its subsidiaries. For the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, approximately 34.6%, 30.2%, 53.5% and 68.2% respectively, of the Company's total revenue was generated by the operations of ICII, with 65.4%, 69.8%, 46.5%, and 31.8%, respectively, being generated by the Company's subsidiaries. Consequently, the Company's operating cash flow and its ability to service its Indebtedness, including the Notes, is dependent upon the cash flow of the Company's subsidiaries and the payment of funds by such subsidiaries to ICII in the form of loans, dividends or otherwise. The Restricted Subsidiaries are separate and distinct legal entities apart from ICII and each Subsidiary Guarantor has agreed to guarantee payment of the Notes on a senior basis.

  In addition, although a substantial portion of the Company's business is conducted through SPTL, SPTL is not a Subsidiary Guarantor and SPTL's ability to pay dividends to ICII is dependent upon its ability to generate earnings and is subject to a number of regulatory and other restrictions described below. Because SPTL will not execute a Subsidiary Guarantee, the Notes will be effectively subordinated to all indebtedness of SPTL. As of September 30, 1996, SPTL had approximately $1.4 billion of deposits and other borrowings, all of which would have been effectively senior to the Notes. In addition, due to these restrictions and SPTL's rapid growth, SPTL has retained all of its internally generated earnings and has required the infusion of significant amounts of additional capital by ICII. The Company expects such trends to continue for the foreseeable future and has contributed approximately $35.0 million of the proceeds of the Offering to the capital of SPTL in the form of subordinated indebtedness. Depending upon the Company's growth, ICII may be required to make additional capital contributions to SPTL. There can be no assurance that ICII's operations will generate sufficient cash flow to support payment of interest or principal on the Notes, or that dividend distributions will be available from SPTL or any ICII subsidiary to fund such payments.

  Certain provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA") generally prohibit any state nonmember bank (including, for this purpose, SPTL) from making a capital distribution (including payment of dividends) if it would cause the institution to become "undercapitalized" (as defined for purposes of those provisions). See "Business--Regulation-- Thrift and Loan Operations." In addition, the Federal Deposit Insurance Corporation (the "FDIC") has advised insured institutions that the payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, SPTL may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items. Federal regulators also have authority to prohibit financial institutions from engaging in business practices which are considered to be unsafe or unsound. It is possible, depending upon the financial condition of SPTL and other factors, that such regulators could assert that the payment of dividends to ICII in some circumstances might constitute unsafe or unsound practices and prohibit payment of dividends. Under California law, a thrift and loan is subject to certain leverage limitations that are not generally applicable to commercial banks or savings and loan associations. In particular, a financial institution that has been in operation in excess of 60 months may have outstanding at any time deposits not to exceed 20 times paid-up and unimpaired capital and surplus as restricted by the institution's by-laws not to be available for dividends, with the exact limitation subject to order by the California Commissioner of Corporations (the "Commissioner"). The Commissioner has issued an order to SPTL authorizing the maximum 20 times leverage standard.

  Under California law, SPTL is not permitted to declare dividends on its capital stock unless it has at least $750,000 of unimpaired capital plus additional capital stock of $50,000 for each branch office. In addition, no distribution of dividends is permitted unless: (i) such distribution would not exceed a thrift and loan's retained earnings, (ii) any payment would not result in a violation of the approved minimum capital to thrift and loan deposit leverage ratio and (iii) in the alternative, after giving effect to the distribution, either (y) the sum of a thrift and loan's assets (net of goodwill, capitalized research and development expenses and deferred charges) would not be less than 125% of its liabilities (net of deferred taxes, income and other credits), and (z) current assets would not be less than current liabilities (except that if a thrift and loan's average earnings before taxes for the last two years had been less than average interest expense, current assets must be not less than 125% of current liabilities). A portion of SPTL's capital and surplus is currently restricted from the payment of dividends. As of September 30, 1996, after giving pro forma effect to the Offering and the application of a portion of the net proceeds thereof, the amount SPTL could dividend to ICII would be limited to $59.8 million.

DIVERSIFICATION STRATEGY

  Beginning in 1995, the Company diversified away from the conforming residential mortgage lending business, the Company's traditional focus, and expanded into other commercial and consumer finance lending businesses. In connection with the Company's diversification strategy, the Company sold substantially all of its conforming residential mortgage loan origination business. In addition, the Company sold or subcontracted out substantially all of the servicing with respect to such loans. The Company significantly expanded several existing businesses and commenced several new businesses, including equipment leasing, non-conforming residential mortgage lending, franchise lending, asset-based commercial lending and loan participations. Prior to the expansion and commencement of these new businesses, the Company had little or no experience in operating certain of such businesses. Although the Company believes that these new and expanded businesses are currently managed by individuals who have significant experience in the applicable areas, there can be no assurance that the Company's efforts to develop as a diversified commercial and consumer finance company will prove successful or that it can manage these new and expanded businesses successfully.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company's business is highly dependent upon the members of the senior management of the Company. The loss of the services of one or more of them could have a material adverse effect upon the Company's business and development. In addition, the Company conducts its business through a number of subsidiary companies operated by individual management teams. In each subsidiary, there are key personnel, the loss of whom may have a temporary adverse effect on that subsidiary. The Company believes that its ability to successfully manage the growth of its subsidiaries as well as the Company itself is due in part to its proven ability to retain and attract highly skilled and qualified personnel. Although the Company has established incentive compensation plans and entered into employment agreements to retain key executives, no assurances can be made that key personnel will not depart, or that their departure would not have adverse consequences to the operations of the Company or any of its subsidiaries.

VOLATILITY OF SECURITIZATION RELATED ASSETS

  As a fundamental part of its business and financing strategy, the Company sells substantially all of its loans and leases, except loans held for investment by SPTL, through securitization. In a securitization, the Company sells loans or leases that it has originated or purchased to a trust or special purpose entity for a cash purchase price and an interest in the loans or leases securitized. The cash price is raised through an offering of pass-through certificates by the trust or special purpose entity. Following the securitization, the purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance of the loans or leases, while the Company receives the balance of the cash flows generated by the securitized assets in the form of excess servicing fees. The excess servicing fees represent the excess interest collected after credit losses on loans or leases sold over the sum of the pass-through interest rate plus a normal servicing fee, a trustee fee and, where applicable, an insurance fee related to such loans or leases over the life of the loans or leases.

  Each loan or lease securitization has specific overcollateralization requirements which must be met before the Company receives cash flows due. As the securitized assets produce excess servicing fees, they are initially used to pay down the balance of the pass-through certificates until such time as the ratio of securitized assets to pass-through certificates reaches the overcollateralization requirement specified in each securitization. This overcollateralization amount is carried on the balance sheet as retained interest in loan and lease securitizations. After the overcollateralization requirement and the other requirements specified in the pooling and servicing agreement have been met, the Company receives the remaining excess servicing fees and a portion of the retained interest on a monthly basis.

  A substantial portion of the Company's gross income is recognized as gain on each sale of loans or leases, which gain represents the present value of the estimated excess servicing fees, less origination and underwriting costs ("Capitalized Excess Servicing Fees Receivable"). Capitalized Excess Servicing Fees Receivable represents residual interests in the trust or special purpose entity to which such loans or leases have been sold. The Company recognizes such gain on sale of loans or leases in the year in which such loans or leases are sold, although cash (representing the excess servicing fees and retained interest in loan and lease securitizations) is received by the Company over the life of the loans or leases. Concurrent with recognizing such a gain on sale, the Company records Capitalized Excess Servicing Fees Receivable as an asset on its consolidated balance sheet.

  Capitalized Excess Servicing Fees Receivable is determined by computing the present value of the excess of the weighted average coupon on the loans or leases sold over the sum of: (i) the coupon in the pass-through certificates,
(ii) a base servicing fee paid to the loan or lease servicer and (iii) expected losses to be incurred on the portfolio of loans or leases sold, and considering prepayment assumptions. Prepayment assumptions are based on recent evaluations of the actual prepayments of the Company's servicing portfolio or on market prepayment rates on new portfolios and consideration of the current interest rate environment and its potential impact on prepayment rates. The cash flows expected to be received by the Company, net of expected losses, are then discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on a financial instrument with such characteristics. Expected losses are discounted using a rate equivalent to the risk-free rate for securities with a duration similar to that estimated for the underlying loans or leases sold. The excess servicing cash flows are only available to the Company to the extent that there is no impairment of the credit enhancements established at the time the loans or leases are sold. Interest-only and residual certificates in loan securitizations retained by SPFC are held as trading securities and are adjusted to their respective market value quarterly with corresponding charges and credits made to income in the adjustment period.

  Capitalized Excess Servicing Fees Receivable is amortized using the interest method. To the extent that actual results are different from the excess cash flows the Company estimated, the Company's Capitalized Excess Servicing Fees Receivable will be adjusted quarterly with corresponding charges made against income in that period. Upon completion and analysis of the carrying values of the Company's excess servicing assets during the third quarter of 1996, the Company wrote down the balance of excess servicing assets by $2.5 million. Any similar future charge against income may have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  At September 30, 1996 and December 31, 1995, the Company's consolidated balance sheet, as reclassified, reflected retained interest in loan and lease securitizations of $33.2 million and $13.0 million, respectively. At September 30, 1996 and December 31, 1995, the Company's consolidated balance sheet reflected Capitalized Excess Servicing Fees Receivable of $30.3 and $34.4 million, respectively. Capitalized Excess Servicing Fees Receivable is computed using prepayment, default, discount rate and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. There is no liquid market for Capitalized Excess Servicing Fees Receivable; therefore, no assurance can be given that all or any portion of Capitalized Excess Servicing Fees Receivable could be sold at its stated value on the consolidated balance sheet.

  On the Company's consolidated balance sheet, the amount of Capitalized Excess Servicing Fees Receivable is reduced as cash is received by the trust or special purpose entity holding the loans or leases pooled and sold. Although the Company believes that it has made reasonable assumptions, on a pool-by-pool basis of Capitalized Excess Servicing Fees Receivable likely to be realized, it should be recognized that the rates of prepayment and default or other assumptions utilized by the Company represent estimates. Actual experience may vary from these estimates.

LIQUIDITY NEEDS AND DEPENDENCE ON SECURITIZATION AND WAREHOUSE FACILITIES TO FINANCE LENDING ACTIVITIES

  The Company has an ongoing need for capital to finance its lending activities. This need is expected to increase as the volume of the Company's loan and lease originations and acquisitions increases. The Company's primary cash requirements include the funding of (i) loan and lease originations and acquisitions pending their pooling and sale, (ii) points and expenses paid in connection with the acquisition of wholesale loans, (iii) fees and expenses incurred in connection with its securitization programs, (iv) overcollateralization or reserve account requirements in connection with loans and leases pooled and securitized, (v) ongoing administrative and other operating expenses and (vi) the costs of the Company's warehouse credit and repurchase facilities with certain financial institutions. The Company has financed its activities through warehouse lines of credit and repurchase facilities from financial institutions, equity and debt offerings in the capital markets, deposits or borrowings at SPTL and securitizations. The Company believes that such sources, together with the net proceeds of the Offering, will be sufficient to fund the Company's liquidity requirements for the foreseeable future.

  The Company currently pools and sells through securitization substantially all of the loans or leases which it originates or purchases, other than loans held by SPTL for investment. Accordingly, adverse changes in the securitization market could impair the Company's ability to originate, purchase and sell loans or leases on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Finally, any delay in the securitization of a loan or lease pool could cause the Company's earnings to fluctuate from quarter to quarter.

  In a securitization, the Company recognizes a gain on sale of the loans or leases securitized upon the closing of the securitization but does not receive the cash representing such gain until it receives the excess servicing fees which are payable over the actual life of the loans or leases securitized. As a result, such transactions may not generate cash flows to the Company for an extended period.

  In addition, in order to gain access to the secondary market for loans and leases, the Company has historically relied on monoline insurance companies to provide guarantees on outstanding senior interests in the special purpose entities to which such loans and leases are sold to enable it to obtain investment grade ratings for such interests. To a limited extent, the Company also relies on overcollateralization to support outstanding senior interests. However, any unwillingness of the monoline insurance companies to guarantee the senior interests in the Company's loan or lease pools could have a material adverse effect on the Company's financial position and results of operations.

  The Company is dependent upon its ability to access warehouse credit and repurchase facilities in addition to its ability to continue to pool and sell loans and leases in the secondary market, in order to fund new originations and purchases. The Company has warehouse lines of credit and repurchase facilities under which it had available an aggregate of approximately $141.0 million in financing at November 30, 1996 (excluding financing available to SPFC and ICIFC, and amounts available to ICII under a $200 million warehouse facility with PaineWebber Incorporated which the Company does not anticipate using in the future). See "Business--Other Activities." These credit and repurchase facilities expire between March 1997 and December 1997. The Company expects to be able to maintain existing warehouse lines of credit and repurchase facilities (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to arrange new warehouse lines of credit and repurchase facilities, the Company may have to curtail its loan origination and purchasing activities, which could have a material adverse effect on the Company's operations and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ECONOMIC CONDITIONS

 General

  The risks associated with the Company's businesses become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer and commercial credit and declining real estate and other asset values. In the secured lending business, any material decline in collateral values increases the loan-to-value ratios of loans previously made and leases previously entered into by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. In addition, in an economic slowdown or recession, the Company's servicing costs will increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect the Company's ability to sell loans or leases through securitization and could increase the cost of selling loans or leases through securitization, which in either case could adversely affect the Company's financial condition and results of operations.

 Interest Rates

  The Company's profitability may be directly affected by the level of and fluctuations in interest rates because they affect the Company's ability to earn a spread between interest received on its loans and leases and the costs of its liabilities. While the Company monitors the interest rate environment and employs a hedging strategy designed to reduce the impact of changes in interest rates, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. In addition, an increase in interest rates may decrease the demand for consumer or commercial credit. A substantial and sustained increase in interest rates could adversely affect the Company's ability to purchase or originate loans or leases, reduce the average size of loans and leases underwritten by the Company and reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's securitized loan and lease portfolio by increasing the level of loan and lease prepayments which shortens the average life and impairs the value of the Capitalized Excess Servicing Fees Receivable. Fluctuating interest rates also may affect the net income earned by the Company resulting from the difference between the yield to the Company on loans and leases held pending sale and funds borrowed by the Company to finance the origination or purchase of such loans and leases. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans or leases pooled and sold by the Company are priced based on longer-term interest rates as compared to the senior interests in the related trusts.

  SPFC originates adjustable rate residential mortgage loans ("ARMs"). Substantially all such ARMs include a "teaser" rate, i.e., an initial interest rate significantly below the fully-indexed interest rate at origination. Although these loans are underwritten at the fully-indexed rate at origination, credit-impaired borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loan. Further, some adjustable rate non-conforming residential mortgage loans may be subject to periodic and lifetime payment caps that result in some portion of the interest accruing on such ARMs being deferred and added to the principal outstanding. This could result in receipt by SPFC of less cash income on its adjustable rate non-conforming residential mortgage loans than it is required to pay in interest on the related borrowings, which do not have such payment caps.

  To reduce risks associated with its originations and purchases of loans and leases, the Company enters into transactions designed to hedge interest rate risks, including mandatory and optional forward selling of mortgage loans or mortgage-backed securities and buying and selling of futures and options on futures. The nature and quantity of the hedging transactions is determined by management based on various factors, including market conditions and the expected volume of mortgage loan and equipment lease originations and purchases. No assurance can be given that such hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for or resulting from its hedging activities.

CONTINGENT RISKS

  Although the Company sells a majority of the loans and leases which it originates or purchases (other than those held for investment by SPTL), the Company retains some degree of risk on substantially all loans and leases sold. During the period of time that loans or leases are held pending sale or securitization, the Company is subject to various risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of such loans or leases. The documents governing the Company's securitization programs generally require (i) the Company to establish deposit accounts or (ii) the related trust or special purpose entity to build overcollateralization levels by retaining excess servicing fees or applying excess servicing fees to reduce the principal balances of the senior interests issued by the trust or special purpose entity. These actions serve as credit enhancement for the related trust or special purpose entity and are therefore available to fund losses realized on loans or leases held by such trust or special purpose entity. At September 30, 1996 and December 31, 1995, credit enhancement amounts provided by the Company (in the form of deposit accounts and overcollateralization levels) aggregated approximately $33.2 million and $13.0 million, respectively. The Company is subject to the risks of default and foreclosure following the sale of the loans or leases sold through securitization to the extent of the excess servicing fees. In addition, documents governing the Company's securitization programs require the Company to commit to repurchase or replace loans or leases which do not conform to the representations and warranties made by the Company at the time of the sale. When borrowers are delinquent in making monthly payments on loans or leases included in a trust or special purpose entity and serviced by the Company, the servicer is required to advance interest and principal payments with respect to such delinquent loans or leases. The Company may be required to fund such advances from the Company's available capital resources, but such advances will have priority of repayment from the succeeding month's payments.

CREDIT-IMPAIRED BORROWERS

  In the Company's sub-prime lending businesses, such as SPFC's non-conforming residential mortgage lending business and certain of the Company's other businesses, the Company markets some of its loan products specifically to credit-impaired borrowers. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to more creditworthy borrowers. While the Company believes that its underwriting policies and collection methods enable it to control the higher risks inherent in loans made to credit-impaired borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that loans originated or acquired by the Company or SPFC, as the case may be, (whether held for investment or serviced for others) experience higher delinquencies, foreclosures or losses than anticipated, the Company's financial condition or results of operations could be adversely affected.

GOVERNMENT REGULATION

  The Company's operations are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Except as set forth below, the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations. There can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance much more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans or leases, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan or lease agreements, or otherwise adversely affect the business of the Company. In addition, changes in government sponsored loan programs could adversely affect the Company's business.

  SPTL, as a California chartered industrial loan company with deposits insured by the FDIC, is subject to extensive federal and state governmental supervision, regulation and control, including regulation by the FDIC and the Commissioner. Future legislation and government policy could adversely affect the thrift and loan industry, including SPTL. The full impact of such legislation and regulation cannot be predicted and future changes may alter the structure and competitive relationship among financial institutions. In addition, federal and state laws impose standards with respect to, and regulatory authorities have the power in certain circumstances to limit or prohibit, transactions between ICII and SPTL and between SPTL and any of ICII's other subsidiaries, the growth of SPTL's assets and liabilities and the payment of dividends from SPTL to ICII, among other things. SPTL is also required to maintain capital ratios in accordance with regulatory requirements. See "Business--Thrift and Loan Operations--Recent Legislation."

  The California Department of Corporations and the FDIC recently completed a joint examination of SPTL. As a result of such examination, SPTL entered into a joint memorandum of understanding with the FDIC and the California Department of Corporations. The memorandum of understanding requires certain measures to be taken in the areas of: (i) hiring and retention of management,
(ii) adoption of systems to monitor and control risk, (iii) correction of certain violations of law, (iv) credit review and (v) enhancement of other operational policies. SPTL does not believe that this informal agreement will have an adverse effect on the Company. In the event that SPTL fails to comply with the memorandum of understanding, SPTL could be subject to various enforcement actions, including cease and desist orders, criminal or civil penalties, removal of management and directors from office, termination of deposit insurance or the revocation of SPTL's charter. Any such enforcement action could have a material adverse effect on the Company. See "Business-- Regulation."

COMPETITION

  The businesses in which the Company operates are highly competitive. The Company faces significant competition from other commercial and consumer finance lenders, commercial banks, credit unions, thrift institutions and securities firms, among others. Many of these competitors are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan or lease, customer service, marketing and distribution channels and interest rates charged to borrowers. In addition, the current level of gains realized by the Company and its competitors on the sale of their loans and leases could attract additional competitors into these markets, with the possible effect of lowering gains that may be realized on the Company's future loan and lease sales.

  Wholesale originations are expected to remain a significant part of the Company's loan and lease production programs. As a wholesale purchaser of loans and leases, the Company is exposed to fluctuations in the volume and cost of wholesale loans and leases resulting from competition with other purchasers of such loans and leases, market conditions and other factors.

ENVIRONMENTAL LIABILITIES

  In the course of its business, the Company has acquired, and may in the future acquire, real property securing loans that are in default. There is a risk that hazardous substances or waste, contaminants, pollutants or sources thereof could be discovered on such properties after acquisition by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurances that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by such properties or that the Company would have adequate remedies against the prior owners or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected real properties either prior to or following any such removal.

FRAUDULENT CONVEYANCE

  Various fraudulent conveyance laws enacted for the protection of creditors may apply to the Subsidiary Guarantors' issuance of the Subsidiary Guarantees. To the extent that a court were to find that (x) a Subsidiary Guarantee was incurred by a Subsidiary Guarantor with intent to hinder, delay or defraud any present of future creditor or the Subsidiary Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Subsidiary Guarantee and such Subsidiary Guarantor (i) was insolvent, (ii) was rendered insolvent by reason of the issuance of such Subsidiary Guarantee, (iii) was engaged or about to engage in a business or transaction for which the remaining assets of such Subsidiary Guarantor constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate such Subsidiary Guarantee in favor of the Subsidiary Guarantor's creditors. Among other things, a legal challenge of a Subsidiary Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the Company's issuance of the Notes. The Indenture contains a savings clause, which generally limits the obligations of each Subsidiary Guarantor under its Subsidiary Guarantee to the maximum amount as will, after giving effect to all of the liabilities of such Subsidiary Guarantor, result in such obligations not constituting a fraudulent conveyance. To the extent a Subsidiary Guaranty of any Subsidiary Guarantor was avoided or limited as a fraudulent conveyance or held unenforceable for any other reason, Holders of the Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantor whose Subsidiary Guarantee was not avoided or held unenforceable. In such event, the claims of the Holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities (including trade payables) of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the Holders of the Notes relating to any avoided portions of any of the Subsidiary Guarantees.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Subsidiary Guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, is greater than the fair marketable value of all of its assets at a fair valuation or if the present fair marketable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature. Based upon financial and other information, the Company and the Subsidiary Guarantors believe that the Subsidiary Guarantees are being incurred for proper purposes and in good faith and that the Company and each Subsidiary Guarantor is solvent and will continue to be solvent after issuing its Subsidiary Guarantee, will have sufficient capital for carrying on its business after such issuance and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with the Company. See "Description of Notes--Subsidiary Guarantees."

CHANGE OF CONTROL

  The Indenture provides that, upon the occurrence of any Change of Control, the Company will be required to make an offer to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. Certain future credit or other borrowing agreements may contain similar restrictions. The Company's ability to pay cash to the Holders of Notes upon a repurchase may prohibit the Company from purchasing any Notes prior to their stated maturity and may provide that certain Change of Control events would constitute a default thereunder. See "Description of Notes--Certain Covenants."

  If a Change of Control were to occur, it is unlikely that the Company would be able to both repurchase all of the Notes and repay all of its obligations under other indebtedness that would become payable upon the occurrence of such Change of Control, unless it could obtain alternate financing. There can be no assurance that the Company would be able to obtain any such financing on commercially reasonable terms or at all, and consequently no assurance can be given that the Company would be able to purchase any of the Notes tendered pursuant to a Change of Control Offer.

LACK OF PUBLIC MARKET

  The New Notes are being offered to the Holders of the Old Notes. The Old Notes constitute a new class of securities with no established trading market. The Old Notes are eligible for trading in the PORTAL market. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Old Notes could be adversely affected. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of Holders of the New Notes to sell their New Notes or the price at which such Holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Each Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

  Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on Holders of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. See "Description of the Notes--Exchange Offer; Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course or such Holders' business and such Holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdiction as any holder reasonably requests in writing. Unless a Holder so requests, the Company does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions. See "The Exchange Offer."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of September 30, 1996, (ii) pro forma to reflect the effects of the Deconsolidation, the Avco Acquisition, the DRI Transaction and the Stock Sales and (iii) as adjusted to give effect to the Offering and the application of the net proceeds therefrom. In addition, at September 30, 1996, the Company had other debt consisting of deposits ($1.1 billion) and FHLB borrowings ($338.0 million) incurred in the ordinary course of business. This table should be read in conjunction with the consolidated financial statements of the Company, including the related notes thereto and "Unaudited Consolidated Pro Forma Financial Statements."

                                                  AT SEPTEMBER 30, 1996
                                                -----------------------------
                                                           PRO          AS
                                                 ACTUAL   FORMA      ADJUSTED
                                                -------- --------    --------
                                                  (DOLLARS IN THOUSANDS)
Cash..........................................  $ 57,938 $ 50,778(1) $171,503
Loans held for sale...........................   812,257  482,599     482,599
Other borrowings..............................   400,045  168,963     168,963
Long-term debt:
  9 3/4% Senior Notes due 2004................  $ 88,169 $ 88,169    $ 19,593(2)
  9 7/8% Senior Notes due 2007................       --       --      200,000
Shareholders' equity:
  Preferred Stock; 8,000,000 shares
   authorized; none issued and outstanding....       --       --          --
  Common Stock, no par value; 80,000,000
   shares authorized; 37,903,190 shares issued
   and outstanding(3).........................   142,943  142,943     142,943
Retained earnings.............................    74,082   89,000(4)   85,089(5)
Unrealized gain on equity securities available
 for sale, net................................     4,324    4,324       4,324
                                                -------- --------    --------
  Total shareholders' equity..................   221,349  236,267     232,356
                                                -------- --------    --------
    Total capitalization......................  $309,518 $324,436    $451,949
                                                ======== ========    ========

--------
(1) Reflects proceeds of $32.8 million on the assumed sale of 1,300,750 shares of SPFC stock, $13.3 million paid for the Avco Acquisition, $9.0 million in loans related to the DRI Transaction, and the elimination of $17.7 million of cash due to the Deconsolidation.
(2) Represents 9 3/4% Senior Notes due 2004 not tendered pursuant to the Tender Offer.
(3) Reflects a 2-for-1 stock split effected in October 1996.
(4) Reflects a net gain of $14.9 million on the assumed sale of SPFC stock.
(5) Reflects the recognition of $3.0 million in prepayment fees and the write-off of $3.7 million in unamortized discount and debt issuance costs related to the 9 3/4% Senior Notes due 2004, net of related taxes of $2.9 million, as a loss on early extinguishment of debt and resultant charge to retained earnings.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated income statement data for each of the years in the three-year period ended December 31, 1995 and the selected consolidated balance sheet data as of December 31, 1995 and 1994 have been derived from audited financial statements of the Company which, together with the notes thereto and the related report of KPMG Peat Marwick LLP, independent certified public accountants, are included in this Prospectus The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements contains an explanatory paragraph regarding the adoption of SFAS 122. The selected consolidated balance sheet data as of December 31, 1993, 1992 and 1991 and the income statement data for the years ended December 31, 1992 and 1991 are derived from audited consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP but are not included in this Prospectus. The following selected income statement data and balance sheet data as of September 30, 1996 and for each of the nine month periods ended September 30, 1996 and 1995 have been derived from the unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                         ------------------ -----------------------------------------
                           1996      1995     1995     1994    1993    1992    1991
                         --------- -------- --------  ------- ------- ------- -------
                                               (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
 Gain on sale of loans.. $  69,517 $ 29,953 $ 39,557  $ 8,628 $18,149 $20,606 $ 5,239
                         --------- -------- --------  ------- ------- ------- -------
 Interest on loans......   139,284   81,262  120,244   79,173  51,612  32,741  22,674
 Interest on
  investments...........     2,831    2,635    6,630    3,610   1,972   1,162     363
 Interest on other
  finance activities....     6,957      --     2,608      --      --      --      --
                         --------- -------- --------  ------- ------- ------- -------
   Total interest
    income..............   149,072   83,897  129,482   82,783  53,584  33,903  23,037
 Interest expense.......   100,767   65,115   95,728   61,674  29,811  19,959  14,443
                         --------- -------- --------  ------- ------- ------- -------
   Net interest income..    48,305   18,782   33,754   21,109  23,773  13,944   8,594
 Provision for loan and
  lease losses..........     6,142    3,950    5,450    5,150   2,350     680     345
                         --------- -------- --------  ------- ------- ------- -------
   Net interest income
    after provision for
    loan losses.........    42,163   14,832   28,304   15,959  21,423  13,264   8,249
 Loan servicing income..     2,264    9,813   12,718   16,332   6,785   5,910   2,307
 Gain on sale of
  servicing rights......     7,808    2,921    3,578   30,837  23,655   6,658   4,503
 Sale of SPFC stock.....    62,007      --       --       --      --      --      --
 Other income...........     7,770      537    1,152    1,048   1,414     654     467
                         --------- -------- --------  ------- ------- ------- -------
   Total other income...    79,849   13,271   17,448   48,217  31,854  13,222   7,277
                         --------- -------- --------  ------- ------- ------- -------
   Total revenues.......   191,529   58,056   85,309   72,804  71,426  47,092  20,765
Expenses:
 Personnel expense......    36,477   24,041   34,053   33,477  24,520  15,678   6,184
 Other expenses.........    36,267   20,070   27,127   28,037  15,433   8,190   5,236
                         --------- -------- --------  ------- ------- ------- -------
   Total expenses.......    72,744   44,111   61,180   61,514  39,953  23,868  11,420
                         --------- -------- --------  ------- ------- ------- -------
   Income before income
    taxes...............   118,785   13,945   24,129   11,290  31,473  23,224   9,345
Income taxes............    51,322    5,844   10,144    4,685  13,055   9,583   3,754
Minority interest in
 income (loss) of
 consolidated
 subsidiaries...........     6,373      --      (208)     --      --      --      --
                         --------- -------- --------  ------- ------- ------- -------
   Income before
    extraordinary item..    61,090    8,101   14,193    6,605  18,418  13,641   5,591
Extraordinary item-
 repurchase of 9 3/4%
 Senior Notes due 2004,
 net of income taxes....       --       --       --       919     --      --      --
                         --------- -------- --------  ------- ------- ------- -------
   Net income........... $  61,090 $  8,101 $ 14,193  $ 7,524 $18,418 $13,641 $ 5,591
                         ========= ======== ========  ======= ======= ======= =======

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                          --------------------  ------------------------------------------------------------
                            1996       1995        1995       1994          1993         1992        1991
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME PER SHARE(1):
 Income before
  extraordinary item....  $    1.60  $    0.24  $     0.41  $    0.19    $     0.54    $   0.45    $    0.23
 Extraordinary item-
  repurchase of 9 3/4%
  Senior Notes due
  2004..................        --         --          --        0.03           --          --           --
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
   Net income...........  $    1.60  $    0.24  $     0.41  $    0.22    $     0.54    $   0.45    $    0.23
                          =========  =========  ==========  =========    ==========    ========    =========
 Weighted average
  shares outstanding
  (000s)................     38,075     34,137      34,458     33,581        33,880      29,768       23,967
CASH FLOW DATA:
 Net cash provided by
  (used in) operating
  activities............  $ 555,691  $ (99,850) $ (668,666) $ 961,579    $ (903,050)   $(78,865)   $(156,481)
 Net cash (used in)
  provided by investing
  activities............   (160,536)  (271,190)   (364,076)  (796,638)     (145,701)     21,302      (38,359)
 Net cash (used in)
  provided by financing
  activities............   (376,383)   351,966   1,047,004   (177,314)    1,066,584      70,216      199,658
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
   Net change in cash...  $  18,772  $ (19,074) $   14,262  $ (12,373)   $   17,833    $ 12,653    $   4,818
                          =========  =========  ==========  =========    ==========    ========    =========
                           NINE MONTHS ENDED
                             SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                          --------------------  ------------------------------------------------------------
                            1996       1995        1995       1994          1993         1992        1991
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
                                                  (DOLLARS IN MILLIONS)
OPERATING AND FINANCIAL
 DATA(2):
 Loans originated:
   ICII.................  $     318  $   1,262  $    1,816  $   4,260    $    6,019    $  3,383    $   1,416
   SPTL.................        428        431         724         NA(3)         NA(3)       NA(3)        NA(3)
   SPFC.................        490        214         289        190           --          --           --
   FMAC.................        304          8         164        --            --          --           --
   IBC..................         55         29          36        --            --          --           --
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
     Total..............  $   1,595  $   1,944  $    3,029  $   4,450    $    6,019    $  3,383    $   1,416
                          =========  =========  ==========  =========    ==========    ========    =========
 Loans securitized:
   ICII.................  $     --   $      78  $      177  $     --     $      --     $    --     $     --
   SPTL.................        277        511         511         46           --          --           --
   SPFC.................        422        135         165        --            --          --           --
   FMAC.................        167        --          105        --            --          --           --
   IBC..................         68        --           85        --            --          --           --
                          ---------  ---------  ----------  ---------    ----------    --------    ---------
     Total..............  $     934  $     724  $    1,043  $      46    $      --     $    --     $     --
                          =========  =========  ==========  =========    ==========    ========    =========
 Outstanding balance of
  loans and leases
  securitized
  (at end of
  period)(4)............     $1,849       $794      $1,047        $45         $ --        $ --         $ --
SELECTED RATIOS:
 Ratio of earnings to
  fixed charges(5)......        2.1x       1.2x        1.3x       1.2x          2.1x        2.2x         1.7x
 Pre-tax interest
  coverage ratio(6).....       17.9        3.2         3.9        2.4           --          --           --
 Ratio of indebtedness
  to total
  capitalization (at
  end of period)(7).....       28.5%      48.8%       46.1%      51.4%          -- %        -- %         -- %
 Average equity to
  average assets........       7.13       5.15        4.72       4.86          6.71        7.71         5.48
 Return on average
  common equity.........      51.79      13.59       17.59      10.57         31.76       37.75        35.07
 Return on average
  assets................       3.69       0.70        0.82       0.51          2.13        2.91         1.92
SPTL REGULATORY CAPITAL
 RATIOS (AT END OF PERI-
 OD):
 California leverage
  limitation(8).........      12.97%     13.37%      11.58%     11.50%         7.29%       8.73%        7.49%
 Risk-based--Tier 1.....       9.47      12.05       11.72      14.21         10.27       14.94        11.04
 Risk-based--Total......      10.56      13.42       13.18      15.13         10.73       15.74        11.69
 FDIC Leverage Ratio....       8.46       7.83        8.04       8.08          9.47        8.78         7.54
ASSET QUALITY RATIOS (AT
 END OF PERIOD):
 Non-performing assets
  as a percentage of
  total assets..........       2.64%      1.18%       1.55%      1.16%         0.64%       0.79%        1.66%
 Allowance for loan
  losses as a
  percentage of non-
  performing loans......      31.04      58.04       44.30      53.83         65.91       79.10        23.84
 Net charge-offs as a
  percentage of average
  total loans held for
  investment............       0.96       0.26        0.36       0.23          0.89        0.18         0.02

                                                         AT DECEMBER 31,
                                        --------------------------------------------------
                               AT
                          SEPTEMBER 30,
                              1996         1995       1994       1993      1992     1991
                          ------------- ---------- ---------- ---------- -------- --------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash...................   $   57,938   $   39,166 $   24,903 $   37,277 $ 19,444 $  6,791
 Interest bearing
  deposits..............      314,192      267,776     10,600     90,000   30,000   45,000
 Loans held for sale....      812,257    1,341,810    263,807  1,238,006  328,575  238,963
 Loans held for
  investment, net.......      803,205      668,771  1,029,555    154,595   84,843   94,966
 Securitization related
  assets................      122,332       58,272      4,558        529      982      942
 Total assets...........    2,246,137    2,510,635  1,420,408  1,572,663  479,430  394,056
 Deposits...............   $1,052,352   $1,092,989 $  934,621 $1,001,468 $422,551 $ 96,297
 Borrowings from FHLB...      338,000      190,000    295,000    320,000      --       --
 Other borrowings.......      400,045      875,815        --     147,611      --       --
 9 3/4% Senior Notes due
  2004..................       88,169       80,472     80,343        --       --       --
 Total liabilities......    2,024,788    2,416,533  1,344,536  1,504,411  429,652  373,772
 Shareholders' equity...      221,349       94,102     75,872     68,252   49,778   20,284

-------
(1) Income per share and weighted average shares outstanding reflect 1-for-10, 1-for-10 and 1-for-19 stock dividends paid in 1996, 1993 and 1992, respectively, a 3-for-2 stock split effected in 1995 and a 2-for-1 stock split effected in 1996.
(2) Does not include loans originated or securitized by ICIFC.
(3) Information not available.
(4) Represents the outstanding balance of loans and leases securitized, excluding loans held for sale and investment.
(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges represent interest expense on all indebtedness and the interest factor of rent expense estimated to be one-third of occupancy expense.
(6) Ratio of (i) the sum of income before income taxes plus interest expense on non-funding indebtedness to (ii) interest expense on non-funding indebtedness.
(7) Ratio of (i) non-funding indebtedness to (ii) non-funding indebtedness plus total shareholders' equity.
(8) Ratio of (i) SPTL's total shareholders' equity to (ii) total deposits.

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

  The following unaudited consolidated pro forma financial statements have been prepared based on the Company's historical audited consolidated financial statements for the year ended December 31, 1995 and unaudited consolidated financial statements for the nine months ended September 30, 1996. The unaudited consolidated pro forma balance sheet gives effect to the necessary adjustments to reflect the Pro Forma Transactions and the Stock Sales as if they had occurred at September 30, 1996. The unaudited consolidated pro forma income statement for the nine months ended September 30, 1996 gives effect to the necessary adjustments to reflect the Pro Forma Transactions as if they had occurred at the beginning of said period. The unaudited consolidated pro forma income statement for the year ended December 31, 1995 gives effect to the necessary adjustments to reflect the Pro Forma Transactions and the CBCC Acquisition as if they had occurred at the beginning of said period. The pro forma information is for illustrative purposes only and should not be viewed as a projection or forecast of the Company's performance for any future period. Such pro forma information should be read in conjunction with the related notes and with the Company's historical financial statements and notes thereto included elsewhere herein.

                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

                                                  AT SEPTEMBER 30, 1996
                          ------------------------------------------------------------------------------
                            ACTUAL    SPFC(1)      ICIFC(2)   ACQUISITIONS(3)  OFFERING(4)    PRO FORMA
                          ---------- ---------     ---------  ---------------  -----------    ----------
                                                     (IN THOUSANDS)
         Assets
Cash....................   $  57,938 $  19,997 (5) $  (4,881)    $(22,276)(6)   $120,725 (7)  $  171,503
Interest bearing
 deposits...............     314,192       --            --           --             --          314,192
Investment in FHLB
 stock..................      16,900       --            --           --             --           16,900
Securities available for
 sale, at market........       7,937       --            --           --             --            7,937
Loans held for sale.....     812,257  (157,953)     (171,705)         --             --          482,599
Loans held for
 investment, net........     803,205       --            --        89,701            --          892,906
Premises and equipment,
 net....................      12,388    (2,215)         (556)         259            --            9,876
Other real estate owned,
 net....................      11,303       --            --           --             --           11,303
Securitization related
 assets.................     122,332   (58,854)          --           --             --           63,478
Purchased and originated
 servicing rights.......      14,038       --         (7,537)         --             --            6,501
Accrued interest on
 loans..................       8,880      (960)         (549)         --             --            7,371
Goodwill................      20,988       --            --        10,000            --           30,988
Investment in
 subsidiaries...........         --     36,766           --           --             --           36,766
Other assets............      43,779    (2,301)         (149)       4,464          3,930 (8)      49,723
                          ---------- ---------     ---------     --------       --------      ----------
    Total assets........  $2,246,137 $(165,520)    $(185,377)    $ 82,148       $124,655      $2,102,043
                          ========== =========     =========     ========       ========      ==========
    Liabilities and
  shareholders' equity
Deposits................  $1,052,352 $     --      $     --      $    --        $    --       $1,052,352
Other borrowings........     400,045  (141,078)     (171,504)      81,500            --          168,963
Borrowings from FHLB....     338,000       --            --           --             --          338,000
Senior notes............      88,169       --            --           --         131,424         219,593
Minority interest.......      43,678   (31,240)       (9,713)         --             --            2,725
Other liabilities.......     102,544    (8,120)(9)    (4,160)         648         (2,858)         88,054
                          ---------- ---------     ---------     --------       --------      ----------
    Total liabilities...   2,024,788  (180,438)     (185,377)      82,148        128,566       1,869,687
Shareholders' equity:
  Common stock..........     142,943       --            --           --             --          142,943
  Retained earnings.....      74,082    14,918           --           --          (3,911)         85,089
  Unrealized gain on
   securities available
   for sale, net........       4,324       --            --           --             --            4,324
                          ---------- ---------     ---------     --------       --------      ----------
                             221,349    14,918           --           --          (3,911)        232,356
                          ---------- ---------     ---------     --------       --------      ----------
    Total liabilities
     and shareholders'
     equity.............  $2,246,137 $(165,520)    $(185,377)    $ 82,148       $124,655      $2,102,043
                          ========== =========     =========     ========       ========      ==========

     See accompanying notes to unaudited consolidated pro forma financial statements.

               UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT

                                        NINE MONTHS ENDED SEPTEMBER 30, 1996
                         ---------------------------------------------------------------------
                                                                                        PRO
                          ACTUAL   SPFC(10)  ICIFC(10)  ACQUISITIONS(11) OFFERING(12)  FORMA
                         --------  --------  ---------  ---------------- ------------ --------
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Gain on sale of loans.. $ 69,517  $(38,426) $ (5,949)      $   370        $    --    $ 25,512
 Interest income........  149,072    (8,326)  (26,535)       10,000             --     124,211
 Interest expense.......  100,767    (4,756)  (25,557)        3,293          10,044     83,791
                         --------  --------  --------       -------        --------   --------
 Net interest income
  before provision for
  loan losses...........   48,305    (3,570)     (978)        6,707         (10,044)    40,420
 Provision for loan
  losses................    6,142       --        --          1,892             --       8,034
                         --------  --------  --------       -------        --------   --------
 Net interest income
  after provision for
  loan losses...........   42,163    (3,570)     (978)        4,815         (10,044)    32,386
 Loan servicing income..    2,264       --       (769)          --              --       1,495
 Gain on sale of
  servicing rights......    7,808       --        --            --              --       7,808
 Gain on sale of SPFC
  stock.................   62,007       --        --            --              --      62,007
 Equity in net income of
  SPFC..................      --      8,631       --            --              --       8,631
 Other income...........    7,770       --         (1)          600             --       8,369
                         --------  --------  --------       -------        --------   --------
 Total other income.....   79,849     8,631      (770)          600             --      88,310
                         --------  --------  --------       -------        --------   --------
   Total revenues.......  191,529   (33,365)   (7,697)        5,785         (10,044)   146,208
                         --------  --------  --------       -------        --------   --------
Expenses:
 Personnel expense......   36,477    (7,398)   (4,305)        2,124             --      26,898
 Amortization of PMSR's
  and OMSR's............    1,028       --       (286)          --              --         742
 Occupancy expense......    3,308      (349)     (152)          121             --       2,928
 Data processing
  expense...............    1,324      (296)      (16)          --              --       1,012
 Net expenses of OREO...    4,853       --        --            --              --       4,853
 Restructuring
  provision.............    3,800       --        --            --              --       3,800
 General and
  administrative
  expense...............   14,047    (3,310)   (1,672)        1,687             --      10,752
 Other expenses.........    7,907       --        --            --              --       7,907
                         --------  --------  --------       -------        --------   --------
   Total expenses.......   72,744   (11,353)   (6,431)        3,932             --      58,892
                         --------  --------  --------       -------        --------   --------
Income (loss) before
 income taxes, minority
 interest and
 extraordinary item.....  118,785   (22,012)   (1,266)        1,853         (10,044)    87,316
Income taxes............   51,322   (11,412)     (540)          747          (4,241)    35,876
Minority interest in
 income of consolidated
 subsidiary.............    6,373    (3,516)     (719)          --              --       2,138
                         --------  --------  --------       -------        --------   --------
   Net income before
    extraordinary item.. $ 61,090  $ (7,084) $     (7)      $ 1,106        $ (5,803)  $ 49,302
                         ========  ========  ========       =======        ========   ========
Income per share:
 Income per share before
  extraordinary item....    $1.60                                                        $1.29
 Weighted average number
  of shares outstanding
  (000s)................   38,294                                                       38,294
Ratio of earnings to
 fixed charges(13)......      2.1x                                                         2.0x


      See accompanying notes to unaudited consolidated pro forma financial statements.

               UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT

                                             YEAR ENDED DECEMBER 31, 1995
                          --------------------------------------------------------------------
                                                                                        PRO
                           ACTUAL   SPFC(10)  ICIFC(10) ACQUISITIONS(11) OFFERING(12)  FORMA
                          --------  --------  --------- ---------------- ------------ --------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Gain on sale of loans..  $ 39,557  $(9,316)   $   (93)     $   576        $    --    $ 30,724
 Interest income........   129,482   (3,111)    (1,249)      26,675             --     151,797
 Interest expense.......    95,728   (2,129)    (1,348)       9,562          13,857    115,670
                          --------  -------    -------      -------        --------   --------
 Net interest income
  before provision for
  loan losses...........    33,754     (982)        99       17,113         (13,857)    36,127
 Provision for loan
  losses................     5,450      --         --         3,015             --       8,465
                          --------  -------    -------      -------        --------   --------
 Net interest income
  after provision for
  loan losses...........    28,304     (982)        99       14,098         (13,857)    27,662
 Loan servicing income..    12,718       27        --           --              --      12,745
 Gain on sale of
  servicing rights......     3,578      --         --           --              --       3,578
 Equity in net income of
  SPFC..................       --     1,598        --           --              --       1,598
 Other income...........     1,152        3        --           849             --       2,004
                          --------  -------    -------      -------        --------   --------
 Total other income.....    17,448    1,628        --           849             --      19,925
                          --------  -------    -------      -------        --------   --------
  Total revenues........    85,309   (8,670)         6       15,523         (13,857)    78,311
                          --------  -------    -------      -------        --------   --------
Expenses:
 Personnel expense......    34,053   (3,170)      (197)       4,964             --      35,650
 Amortization of PMSR's
  and OMSR's............     3,986      --         --           --              --       3,986
 Occupancy expense......     3,904     (232)       (12)         354             --       4,014
 Data processing
  expense...............     1,461       (9)       --           --              --       1,452
 Net expenses of OREO...     1,912      --         --           --              --       1,912
 General and
  administrative
  expense...............     9,447   (1,203)       (64)       2,561             --      10,741
 Other expenses.........     6,417      --         --           --              --       6,417
                          --------  -------    -------      -------        --------   --------
  Total expenses........    61,180   (4,614)      (273)       7,879             --      64,172
Income (loss) before
 income taxes, minority
 interest and
 extraordinary item.....    24,129   (4,056)       279        7,644         (13,857)    14,139
Income taxes............    10,144   (1,717)       129        3,134          (5,850)     5,840
 Minority interest in
  income (loss) of
  consolidated
  subsidiary............      (208)     --         148          --              --         (60)
                          --------  -------    -------      -------        --------   --------
  Net income (loss)
   before extraordinary
   item.................  $ 14,193  $(2,339)   $     2      $ 4,510        $ (8,007)  $  8,359
                          ========  =======    =======      =======        ========   ========
Income per share:
 Income per share before
  extraordinary item....     $0.41                                                       $0.24
 Weighted average number
  of shares outstanding
  (000s)................    35,122                                                      35,122
Ratio of earnings to
 fixed charges(13)......      1.3x                                                        1.1x


      See accompanying notes to unaudited consolidated pro forma financial statements.

        NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

 (1) Assumes the sale of 1,300,750 shares of common stock of SPFC on September 30, 1996, at the market price at the close of business on that day of $25.25 per share. As a result of such assumed sale, the Company's ownership percentage of SPFC common stock is assumed to have declined to 49% and SPFC is assumed to have been deconsolidated. The assumed gain on sale of SPFC common stock of $25.8 million, net of related taxes of $10.9 million, has been added to retained earnings. The unaudited consolidated pro forma balance sheet reflects the Company's assumed 49% investment in SPFC accounted for under the equity method. For further information on this transaction, see "Business--General" and "--Other Activities--SPFC."

 (2) Assumes the sale of the Company's entire investment in ICIFC common stock at book value of $98,000 on September 30, 1996, and the resultant deconsolidation of ICIFC. For further information on this transaction, see "Business--Other Activities--ICIFC."

 (3) Assumes the Avco Acquisition and the DRI Transaction occurred on September 30, 1996. For further information on these transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Strategic Focus and Acquisitions."

 (4) Reflects the sale of the Notes for estimated net proceeds of $193.8 million, the repayment of the 9 3/4% Senior Notes due 2004 tendered pursuant to the Tender Offer for $70.0 million, the recognition of $3.0 million in prepayment fees and the write-off of $3.7 million in unamortized discount and debt issuance costs related to the 9 3/4% Senior Notes due 2004, net of related taxes of $2.9 million, as a loss on early extinguishment of debt and resultant charge to retained earnings.

 (5) Reflects assumed proceeds on the sale of SPFC stock of $32.8 million and the elimination of SPFC cash of $12.8 million due to the Deconsolidation.

 (6) Reflects cash paid for the Avco Acquisition of $13.3 million and $9.0 million in loans related to the DRI Transaction.

 (7) Reflects gross proceeds of the Offering of $200.0 million less the Initial Purchasers' discount and estimated Offering expenses of $6.3 million, the repayment of 9 3/4% Senior Notes due 2004 tendered pursuant to the Tender Offer for $70.0 million and prepayment fees of $3.0 million.

 (8) Reflects adjustment to unamortized debt issuance costs as follows (in thousands):

    Debt issuance costs--Old Notes..................................... $ 6,250
    Debt issuance costs--9 3/4% Senior Notes due 2004..................  (2,320)
                                                                        -------
                                                                        $ 3,930
                                                                        =======

 (9) Reflects accrued tax of $10.9 million relating to the assumed gain on sale of SPFC stock and the elimination of SPFC's other liabilities of $19.1 million due to the Deconsolidation.

(10) Assumes the Deconsolidation occurred at the beginning of the respective periods and reflects the Company's assumed 49% ownership interest in SPFC accounted for under the equity method. For presentation purposes, the assumed gain on the sale of SPFC stock is not reflected in the unaudited consolidated pro forma income statements.

(11) Amounts for 1996 and 1995 reflect the results of operations of the Avco Acquisition and interest income on the loans to DRI at 6% per annum as if the Avco Acquisition and the DRI Transaction occurred at the beginning of the respective periods. Assumed interest income on the DRI loans is $0.4 million and $0.5 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively. Goodwill with respect to the Avco Acquisition is assumed to be amortized over 10 years. Amounts for 1995 also reflect the CBCC Acquisition as if it occurred on January 1, 1995. Goodwill with respect to the CBCC Acquisition is amortized over 15 years. For further information regarding the CBCC Acquisition, see "Business--Business Finance Lending--Asset-Based Lending--Acquisition of CBC."

(12) Reflects a net increase in interest expense resulting from the Offering. Does not reflect earnings on the investment of the proceeds from the Offering. Assuming such proceeds had been invested at 5% at the beginning of each period, pro forma income before extraordinary item would have been $51.9 million and $11.8 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

(13) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges represent interest expense on all indebtedness and the interest factor of rent expense estimated to be one-third of occupancy expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

 Organization

  The consolidated financial statements include Imperial Credit Industries, Inc. ("ICII") and its wholly-owned and majority-owned subsidiaries (collectively the "Company"). All material intercompany balances and transactions have been eliminated. The wholly-owned subsidiaries include Southern Pacific Thrift and Loan Association ("SPTL"), Imperial Business Credit, Inc. ("IBC"), ICI Funding Corporation ("ICIFC"), Imperial Credit Advisors, Inc. ("ICAI") and Auto Marketing Network, Inc. ("AMN"). The majority-owned consolidated subsidiaries include Franchise Mortgage Acceptance Company, LLC ("FMAC") and Southern Pacific Funding Corporation ("SPFC"). Minority interests in these subsidiaries (other than AMN which was acquired in March 1997) are reflected in other liabilities at December 31, 1995 and in Minority Interest in Consolidated Subsidiaries at September 30, 1996 on the Company's consolidated balance sheet. As of November 30, 1996, FMAC was owned 66.7% by ICII and 33.3% by the President of FMAC. As of November 30, 1996, ICII owned 51.2% of the outstanding capital stock of SPFC with 48.8% owned by other public investors; in March 1997, ICII reduced its percentage ownership in SPFC to 49.4% as of March 31, 1997. See "--Deconsolidation." In March 1997 the Company disposed of its common stock interest in ICIFC. As a result, commencing with the three months ended March 31, 1997, the financial statements of ICIFC will no longer be consolidated with those of ICII.

 General

  Historically, the Company's primary business was the origination and sale of conforming residential mortgage loans. This business experienced substantial growth due to high levels of mortgage loan refinancing activity in 1992 and 1993, as interest rates dropped to historically low levels. However, as interest rates increased and refinancing activity declined in 1994, conforming residential mortgage loan originations on an industry-wide basis decreased dramatically and pricing became increasingly competitive. The Company recognized that the non-conforming residential mortgage loan market provided greater opportunities for mortgage loan origination growth. As a result, during 1995 and through the first nine months of 1996, the Company directed additional capital and resources to its non-conforming residential mortgage lending subsidiary, SPFC, and divested substantially all of its conforming mortgage lending and servicing businesses. At the same time, the Company entered or expanded its presence in higher margin commercial and consumer lending markets. 1995 marked the first year for the Company that included operations from both its historical operations and newly acquired or recently started business lines. The Company now operates as a commercial and consumer finance company providing loan and lease products in the following sectors: franchise lending, business finance lending, commercial mortgage lending, consumer lending and non-conforming residential mortgage lending.

 Strategic Divestitures

  During the fourth quarter of 1995, the Company sold its mortgage conduit operations and SPTL's warehouse lending operations to Imperial Credit Mortgage Holdings, Inc. ("ICMH"), a real estate investment trust, which subsequently completed an initial public offering of its common stock. In exchange for these assets, the Company received 11.8% of the capital stock of ICMH. As of November 30, 1996, the Company owned 5.0% of the capital stock of ICMH. Additionally, the Company's wholly-owned subsidiary, ICAI, entered into a management agreement with ICMH pursuant to which it provides management advisory services to ICMH in exchange for management fees. See "Business-- Other Activities."

  In the first quarter of 1996, the Company sold the majority of its wholesale mortgage origination offices related to its former conforming residential mortgage lending business. The Company's wholesale offices in Colorado, Florida, Oregon and Washington were converted to SPFC offices.

  The Company recognized that maintaining a mortgage loan servicing infrastructure was not economically viable in the absence of a conforming residential mortgage loan origination business. Commencing in March 1996, the Company sold substantially all of its conforming residential mortgage loan servicing rights. Additionally, SPFC has subcontracted all remaining servicing generated by its non-conforming residential mortgage lending business to Advanta Mortgage Corp. U.S.A. ("Advanta"). As of November 30, 1996, the

Company had subcontracted substantially all servicing related to such mortgage lending business to Advanta. The Company continues servicing all loans and leases originated by its equipment leasing and franchise lending businesses, as well as all loans originated or acquired by SPTL.

 Strategic Focus and Acquisitions

  Part of the Company's strategy to diversify away from the conforming residential mortgage business was to focus its residential mortgage operations, through SPFC, on the origination, purchase and sale of non-conforming residential mortgage loans secured primarily by single family residences. During 1995 and the first nine months of 1996, a substantial portion of the Company's operations were conducted through SPFC. For the nine months ended September 30, 1996 and the year ended December 31, 1995, SPFC originated or acquired $490.2 million and $288.5 million of non-conforming residential mortgage loans, respectively. SPFC seeks to sell all mortgage loans originated or acquired by it through its securitization program or through whole loan sales. During the nine months ended September 30, 1996 and the year ended December 31, 1995, SPFC sold $422.4 million and $164.9 million through securitizations and $0 and $58.6 million through whole loan sales, respectively.

  In May 1995, the Company expanded its existing commercial equipment leasing business conducted by IBC through the acquisition of the assets of First Concord Acceptance Corporation ("FCAC"). This business was again expanded in October 1996 when IBC acquired substantially all of the assets of Avco Leasing Services, Inc. and all of the assets of Avco Financial Services of Southern California, Inc. related to its business of originating and servicing business equipment leases and agreed to assume certain related liabilities in connection therewith from Avco Financial Services, Inc. (the "Avco Acquisition"). IBC's lease originations were $54.6 million and $36.0 million, and it securitized, including leases acquired through purchase transactions, $67.7 million and $85.2 million during the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

  In June 1995, the Company expanded into franchise lending by establishing FMAC, the assets of which were acquired from Greenwich Financial Capital Products, Inc. During the nine months ended September 30, 1996, and for the six-month period ended December 31, 1995, FMAC originated or acquired $304.4 million and $163.5 million and securitized $167.4 million and $105.2 million of franchise loans, respectively.

  In September 1995, the Company began making asset-based loans to middle market companies by acquiring CoastFed Business Credit Corporation ("CBCC") from Coast Federal Bank. This business, now a division of SPTL, was renamed Coast Business Credit ("CBC"). At September 30, 1996 and December 31, 1995, CBC had total commitments of $515.3 and $364.2 million, of which $278.9 million and $154.2 million of loans were outstanding, respectively.

  In September 1996, the Company entered into various transactions with Dabney/Resnick, Inc. (collectively, the "DRI Transaction"), subsequently renamed Dabney/Resnick/Imperial, LLC ("DRI"), and its affiliated entities. DRI engages in investment banking activities. ICII has acquired a 1% equity interest in DRI and has purchased a warrant to acquire an additional 48% interest therein.

  As a part of the Company's diversification strategy, and the related acquisitions of FMAC, FCAC and CBCC, the product mix of the Company's interest earning assets has changed in 1996 to include a much larger percentage of higher-yielding loan and lease products as compared to the previous year.

  In March 1997, the Company acquired all of the outstanding shares of Auto Marketing Network, Inc. ("AMN"), a sub-prime auto lender, for $750,000. The Company then advanced AMN $11.5 million to repay amounts owed pursuant to operating lines of credit and for working capital purposes.

 Deconsolidation

  In March 1997, ICII reduced its ownership percentage of SPFC to 49.4%. As a result, commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII.

  Prior to March 31, 1997, ICII owned 100% of the voting common stock of ICIFC which entitled it to a 1% economic interest. ICIFC is the corporation through which ICMH conducts its mortgage conduit operations. Since 100% of the common stock of ICIFC was owned by ICII, ICII consolidated the financial statements of ICIFC in its financial statements. As a result, the assets and liabilities of the Company reflected on its balance sheet were greater than they would otherwise be absent such consolidation. However, since ICII only owns 1% of the economic interest of ICIFC, it considered ICIFC's operations immaterial to the Company. Therefore, to more properly reflect the Company's true financial condition, in March 1997 the Company disposed of its common stock interest in ICIFC. As a result, commencing with the three months ended March 31, 1997, the financial statements of ICIFC will no longer be consolidated with those of ICII.

  For a description of the pro forma effect of the aforementioned deconsolidations of SPFC and ICIFC (collectively, the "Deconsolidation") on the Company's financial statements, see "Unaudited Consolidated Pro Forma Financial Statements." The discussion under "--Results of Operations" and "-- Liquidity and Capital Resources" set forth herein reflects the historical operations of the Company and does not take into account pro forma adjustments based upon the anticipated Deconsolidation.

 Servicing Rights

  The Company has created Capitalized Excess Servicing Fees Receivable as a result of the sale of loans and (to a lesser extent) leases through various trust vehicles. Each trust vehicle, primarily consisting of real estate mortgage investment conduits ("REMICs"), is majority owned by an independent third party who has made a substantial capital investment and has substantial risks and rewards of ownership of the assets of the trust; therefore, these trust vehicles are not consolidated with the Company. Capitalized Excess Servicing Fees Receivable on the sale of loans and leases are determined by computing the present value of the excess of the weighted average coupon on the loans and leases sold over the sum of: (i) the coupon in the pass-through certificates, (ii) a base servicing fee paid to the loan or lease servicer,
(iii) expected losses to be incurred on the portfolio of loans or leases sold, and considering (iv) prepayment assumptions. Prepayment assumptions are based on recent evaluations of the actual prepayments of the Company's servicing portfolio or on market prepayment rates on new portfolios and consideration of the current interest rate environment and its potential impact on prepayment rates. The cash flows expected to be received by the Company, not considering the expected losses, are discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a rate equivalent to the risk-free rate for securities with a duration similar to that estimated for the underlying loans and leases sold. The excess servicing cash flows are available to the Company to the extent that there is no impairment of the credit enhancements established at the time the loans and leases are sold. Such credit enhancements are classified as retained interest in loan and lease securitization on the consolidated balance sheets and represent the amount of overcollateralization of the pass-through certificates. Capitalized Excess Servicing Fees Receivable are amortized using the interest method. Interest-only and residual certificates in loan securitizations retained by SPFC are held as trading securities and are adjusted to their respective market values quarterly with corresponding charges and credits made to income in the adjustment period. To the extent that actual future performance results are different from the excess cash flows the Company estimated, the Company's Capitalized Excess Servicing Fees Receivable will be adjusted quarterly with corresponding adjustments made to income in that period. Carrying values of the Company's Capitalized Excess Servicing Fees Receivable were subject to relative fair value allocations.

  The Company's purchased and originated mortgage servicing rights ("PMSR's" and "OMSR's") are subject to some degree of volatility in the event of unanticipated prepayments or defaults. Prepayments in excess of those anticipated at the time PMSR's and OMSR's are recorded result in accelerated amortization. Such prepayments may result in the impairment of PMSR's and OMSR's. At September 30, 1996 and December 31, 1995, PMSR's and OMSR's together amounted to $14.0 million and $18.4 million, respectively. For the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, the Company experienced prepayment rates of 4%, 13% and 22%, respectively, as a percentage of the servicing portfolio at the beginning of each period. For the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, the Company's amortization rates of its PMSR's and OMSR's were 11%, 23% and 19%, respectively as a percentage of the average balance of PMSR's and OMSR's outstanding during the period. During the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994, and 1993, the Company recognized accelerated amortization of PMSR's and OMSR's due to prepayments of $0.6 million, $1.2 million, $0.3 million and $0.2 million, respectively. During the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994, and 1993, the Company incurred no impairment related charge-offs of its PMSR's and OMSR's.

 Accounting for IBC Leases

  For financial reporting purposes, most of the IBC leases are classified as direct financing leases. IBC accounts for its investment in direct financing leases by recording as assets the total lease receivable, plus the estimated residual value of the leased equipment, less the unearned income. The unearned lease income represents the excess of the total lease receivable, plus the estimated residual value, over the cost of the related equipment. The unearned lease income is recognized as revenue over the term of the lease by using the interest method.

  Upon inception of a direct financing lease, IBC estimates the residual value it expects to realize with respect to the leased equipment when the initial term expires. A substantial amount of IBC's leases have a recorded residual value. The recorded residual value is generally equal to 10% of IBC's original acquisition cost. Following expiration of the initial lease term, IBC will seek to recover its recorded residual value through: (i) renewal of the original lease, (ii) sale of the leased equipment to the original lessee,
(iii) trade-in of the equipment or (iv) sale or lease of the equipment to another party.

  Following expiration of the initial term of a direct financing lease, if IBC sells or trades the leased equipment for more than the recorded residual value, it recognizes a gain. If IBC sells or trades the equipment for less than such value, it recognizes a loss. When IBC renews a lease or re-leases the equipment to another party, it records the rental payments as income when earned and depreciates the carrying value of the leased equipment over its remaining useful life.

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

  Revenues for the nine months ended September 30, 1996 increased 230% to $191.5 million as compared to $58.1 million for the same period of the previous year. Expenses for the nine months ended September 30, 1996 increased 65% to $72.7 million as compared to $44.1 million for the same period of the previous year. Net income for the nine months ended September 30, 1996 increased 654% to $61.1 million as compared to $8.1 million for the same period of the previous year. Net income increased primarily due to increased revenues from gain on sale of loans, net interest income, and gain on sale of SPFC stock, partially offset by increased total expenses.

  Gain on sale of loans increased 132% to $69.5 million for the nine months ended September 30, 1996 as compared to $30.0 million for the same period of the previous year. Gain on sale of loans consists primarily of gains recorded upon the sale of loans, net of associated expenses, and to a lesser extent, fees received on the origination of loans, and fees received for commitments to fund loans. The increase was primarily the result of substantially increased volume and profitability on the sale of various servicing retained variable and fixed rate loan products. Gain on sale of loans includes: $38.4 million in gains recorded as a result of the securitization of $422.4 million of the Company's sub-prime residential mortgage loans at SPFC, $3.6 million in gains resulting from the sale of the Company's retained interest in the securitization of $105.2 million of franchise mortgage loans at FMAC which was accounted for as a financing at December 31, 1995, $4.6 million in gains recorded as a result of the securitization of $167.4 million of franchise loans in the second quarter of 1996, $11.2 million in gains recorded resulting from the sale of $277.0 million of multi-family and commercial mortgage loans at SPTL, and $1.5 million in gains recorded as a result of the sale of loans held by the Company's former mortgage banking operations. Upon completion of an analysis of the carrying values of the Company's excess servicing assets during the third quarter, the Company wrote down the balance of excess servicing assets by $2.5 million. Also included in gain on sale of loans were $5.9 million in gains from the sale of loans at the Company's consolidated subsidiary, ICIFC. See Note 1 of Notes to Consolidated Financial Statements.

  Net interest income, which consists of interest and fees net of interest charges, and net interest margin at SPTL for the nine months ended September 30, 1996 increased 157% and 50% to $48.3 million and 4.03% compared to $18.8 million and 2.68% for the same period in the previous year. The increase in net interest income and net interest margin was due primarily to two factors. The increase in net interest income can be directly attributed to the acquisitions completed throughout the last half of 1995, and the resultant change in the composition of loans held for sale and investment from primarily conforming single family residential mortgage loans to a more diversified mix of loan products. The product mix of the Company's interest earning assets now includes a much larger percentage of higher-yielding loan and lease products as compared to the previous year. Interest income also increased as a result of the Company's loan and lease securitizations, which contributed interest income of $7.0 million from the accretion of discounts on the Company's Capitalized Excess Servicing Fees Receivable. In anticipation of potential writedowns of the Company's excess servicing fees, the Company began to slow the rate of accretion of the discounts related to excess servicing assets in the second quarter of 1996. Upon completion of an analysis of the carrying values of the Company's excess servicing assets during the third quarter, the Company accreted into interest income those discounts which had been deferred, and simultaneously wrote down the balance of its excess servicing assets. The net result of these events was to increase interest income by approximately $2.5 million, with an offsetting writedown of excess servicing assets through gain on sale of loans. The increase in interest income due to the factors described above was partially offset by an increase in the average costs of borrowing from all sources, including warehouse lines of credit, borrowings from the FHLB, and SPTL customer deposits.

  Loan servicing income for the nine months ended September 30, 1996 decreased 77% to $2.3 million as compared to $9.8 million for the same period in the previous year. The decrease in loan servicing income was primarily due to a decreased average balance of conforming residential mortgage loans serviced for others, primarily as a result of the Company's sale or transfer of substantially all of its conforming residential mortgage servicing rights in connection with the Company's exit from the conforming mortgage banking business. Additionally, loan servicing income continues to be negatively affected by increased direct servicing costs related to the loan foreclosure and property liquidation process.

  During the nine months ended September 30, 1996 and 1995, the Company sold mortgage loan servicing rights relating to $3.2 billion and $350.6 million principal amount of loans, resulting in pre-tax gains of $7.7 million and $2.9 million, respectively. Gain on the sale of servicing rights consisted of the cash proceeds received on the "bulk" sale of servicing rights, net of the related capitalized purchased or originated servicing rights. The decline in profitability on the sale of the conforming residential mortgage servicing rights was due to a lower average purchase price and due to the increased amounts of capitalized servicing rights on the portfolio sold in the nine months ended September 30, 1996 as compared to the same period of the previous year as a result of the Company's adoption of SFAS 122 in the first quarter of 1995. The decision to sell servicing rights was based upon the Company's exit plan from the conforming mortgage banking operations.

  During the nine months ended September 30, 1996, ICII sold approximately 42% of its common stock in SPFC through an initial public offering of SPFC common stock. ICII sold 2.3 million shares, with SPFC selling 3.5 million primary shares in the initial public offering. As a result of these sales, the Company recorded a pre-tax gain of $62.0 million. In November 1996 and March 1997, ICII sold an additional 1.0 million and 370,000 shares of SPFC common stock, respectively, through secondary offerings in which ICII was the sole selling shareholder. As a result of these sales, ICII further reduced its ownership in SPFC to 49.4% as of March 31, 1997. As a result of the Company's requirement to record income tax expense on its ownership interest in SPFC's after tax income, the Company will only retain approximately 30% of SPFC's net income or loss, so long as ICII maintains its present 49.4% ownership interest in SPFC. As a result of its sale of SPFC stock in March 1997 and the reduction of ICII's percentage ownership interest of SPFC to below 50% commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII. For a further description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

  Other income for the nine months ended September 30, 1996 increased to $7.8 million as compared to $0.5 million for the same period of the previous year. This increase was primarily due to fee income generated from the Company's advisory contract with ICMH and dividend payments received by the Company on its investment in ICMH. Additionally, impacting other income was the resolution and recovery of $2.5 million of certain outstanding reconciling items at SPTL.

  Personnel expenses increased 52% to $36.5 million for the nine months ended September 30, 1996 as compared to $24.0 million for the same period of the previous year. This increase was primarily the result of personnel expenses related to the Company's acquisition and expansion activities throughout the second half of 1995, partially offset by reductions in personnel expense at the Company's former mortgage banking operations.

  Amortization of PMSR's and OMSR's decreased 61% to $1.0 million for the nine months ended September 30, 1996 as compared to $2.6 million for the same period of the previous year. The decrease was the result of a decreased outstanding balance of PMSR's and OMSR's as a result of the Company's sale of servicing rights on conforming residential mortgage loans generated by the former mortgage banking operations.

  Occupancy expense increased 14% to $3.3 million for the nine months ended September 30, 1996 as compared to $2.9 million for the same period of the previous year. The increase primarily reflected an increase in lease expenses as a result of the Company's acquisition of FMAC, FCAC and CBCC in the second half of 1995.

  Net expenses of other real estate owned ("OREO") increased 201% to $4.9 million for the nine months ended September 30, 1996 as compared to $1.6 million for the same period of the previous year. The increase in net expense of OREO was primarily the result of the dramatic increase in the volume of properties foreclosed on by the Company's former mortgage banking operations.

  Federal Deposit Insurance Corporation ("FDIC") insurance premiums decreased 82% to $0.2 million for the nine months ended September 30, 1996 as compared to $1.1 million for the same period of the previous year. FDIC insurance premiums decreased primarily as a result of a decrease in the rate of the insurance premium charged to SPTL for FDIC deposit insurance.

  Restructuring charges were $3.8 million for the nine months ended September 30, 1996 as compared to no charge for the same period of the previous year. The charge represents those costs incurred in connection with the Company's exit from the conforming mortgage banking business in accordance with the provisions of Emerging Issues Task Force ("EITF") Abstract No. 94-3, "Accounting for Restructuring Charges." During the first quarter of 1996, the Company committed itself to, and began the execution of, an exit plan that specifically identified the necessary actions to be taken to complete the exit from the origination, sale and servicing of conforming residential mortgage loans. During the nine months ended September 30, 1996, the Company incurred charges against the allowance of approximately $2.3 million. The Company believes that significant changes to the exit plan are not likely, and that the exit plan should be completed in the first quarter of 1997. The Company has included in the restructuring charge those costs resulting from the exit plan that are not associated with, nor would have benefit for, the continuing operations of the Company.

  All other general and administrative expenses, including data processing, professional services, and telephone and other communications expense increased 97% to $23.3 million for the nine months ended September 30, 1996 as compared to $11.8 million for the same period of the previous year. The increase in general and administrative expenses was due primarily to the Company's acquisition of FMAC, FCAC, and CBCC, as well as to the start up of ICAI in 1995.

  As a result of the change in the composition of the Company's investment loan portfolio and an increase in nonaccrual loans, earnings were reduced by an increase in the provision for loan losses. The provision for loan losses increased 55% to $6.1 million for the nine months ended September 30, 1996, as compared to $4.0 million for the same period of the previous year.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Revenues for the year ended December 31, 1995 increased 17% to $85.3 million as compared to $72.8 million for the previous year. Income before extraordinary items increased 115% to $14.2 million as compared to $6.6 million for the previous year. Net income for the year ended December 31, 1995 increased 89% to $14.2 million as compared to $7.5 million for the previous year. The 17% increase in revenue and the relatively unchanged level of expenses accounted for the increase in the Company's net income.

  Gain on sale of loans increased 359% to $39.6 million for the year ended December 31, 1995 as compared to $8.6 million for the same period in the previous year. The increase was primarily the result of substantially increased profitability on the sale of various servicing retained variable and fixed rate loan products through securitizations, together with an increase in the volume of loans sold on a servicing released basis. Gain on sale of loans includes $28.9 million in gains recorded as a result of the securitization of $404.9 million of the Company's sub-prime residential mortgage loans, $98.3 million of non-conforming residential mortgage loans, $290.9 million of conforming residential mortgage loans, $57.7 million of multi-family mortgage loans, and $85.2 million of gross lease receivables. Also during 1995, the Company securitized $105.2 million of franchise mortgage loans which was accounted for as a financing.

  Net interest income, which consists of interest and fees net of interest charges, and net interest margin for the year ended December 31, 1995 increased 60% and 34% to $33.8 million and 2.11% compared to $21.1 million and 1.57% for the same period in 1994, respectively. The increase in net interest income and net interest margin was due primarily to two factors. The Company began 1995 with a loan portfolio consisting primarily of adjustable rate residential mortgage loans ("ARMs") tied to either the 11th District Cost of Funds index, or the 6 Month London Interbank Offering Rate ("LIBOR") index. These loans were originated during 1994 by the Company's mortgage lending operations, and the majority of these loans included a "teaser" period (typically three months) in which the borrower paid an interest rate to the mortgage lender that is substantially lower than the fully-indexed loan interest rate. As these loans repriced throughout 1995 out of the "teaser" period and became fully indexed, the Company's related interest income increased commensurately. Interest income also increased as a result of the Company's loan and lease securitizations, which contributed interest income of $2.6 million from the accretion of discounts on the Company's Capitalized Excess Servicing Fees Receivable. The increase in interest income due to the factors described above was partially offset by an increase in the average costs of borrowing from all sources, including warehouse lines of credit, borrowings from the FHLB, and SPTL customer deposits.

  Loan servicing income for the year ended December 31, 1995 decreased 22% to $12.7 million as compared to $16.3 million for the same period in the previous year. The decrease in loan servicing income was primarily due to a decreased average balance of residential mortgage loans serviced for others, coupled with an increase in direct servicing costs related to the loan foreclosure and property liquidation process. As interest rates decreased throughout 1995, the prepayment rate on the Company's residential mortgage loan servicing portfolio did not increase dramatically, primarily the result of the relatively low weighted average interest rate of 8.35% on the Company's residential mortgage loan servicing portfolio. Total runoff amounted to $612.3 million or 13% of the beginning balance of the residential mortgage loan servicing portfolio for 1995 as compared to $841.9 million or 22% of the beginning balance of the residential mortgage loan servicing portfolio for 1994. The residential mortgage loan servicing portfolio decreased 8% to $4.5 billion at December 31, 1995 from $4.9 billion at December 31, 1994.

  During 1995 and 1994, the Company sold mortgage loan servicing rights relating to $957.2 million and $2.9 billion principal amount of loans, resulting in pre-tax gains of $3.6 million and $30.8 million, respectively.

During 1995, the average gain on sale of servicing rights decreased 66% to 37 basis points as compared to 108 basis points for the previous year. The profitability on the sale of servicing decreased primarily as a result of the Company's adoption of SFAS 122 which required the Company to capitalize servicing rights related to loans originated. Gain on the sale of servicing rights consists of the cash proceeds received on the "bulk" sale of servicing rights, net of the related capitalized PMSR's and OMSR's. The decision to buy or sell servicing rights is based upon management's assessment of the market for and current market value of servicing rights and the Company's current and future earnings and cash flow objectives.

  Expenses for the year ended December 31, 1995 were substantially unchanged from the previous year at $61.2 million as compared to $61.5 million in 1994.

  Personnel expenses increased 1.7% to $34.1 million in 1995 as compared to $33.5 million in 1994. This increase was primarily the result of increased personnel expenses related to the Company's acquisition and expansion activities throughout 1995, partially offset by reductions in personnel expense at the Company's mortgage banking operations.

  Amortization of capitalized servicing rights increased 26% to $4.0 million in 1995 as compared to $3.2 million in 1994, despite the decrease in the runoff rate of the Company's residential servicing portfolio. This increase was the result of an increase in prepayments of loans in the Company's servicing portfolio with related capitalized servicing. Amortization as a result of loan prepayments increased 275% to $1.2 million in 1995, as compared to $0.3 million in 1994. Scheduled amortization of capitalized servicing rights was $2.8 million in 1995, substantially equal to the $2.9 million in 1994.

  Occupancy expense increased 15% to $4.0 million in 1995 as compared to $3.4 million in 1994. The increase primarily reflected an increase in lease expenses as a result of the Company's acquisition of FMAC, FCAC and CBCC in 1995.

  Net expenses of OREO increased 97% to $1.9 million in 1995 as compared to $1.0 million in 1994. The increase in OREO expenses in 1995 was primarily the result of an increase in OREO writedowns. OREO writedowns increased 465% to $2.1 million in 1995 as compared to $0.4 million in 1994.

  FDIC insurance premiums decreased 48% to $1.1 million in 1995 as compared to $2.2 million in 1994. FDIC insurance premiums decreased primarily as a result of a decrease in the premium charged for FDIC insurance in 1995. On June 1, 1995, the premium charged to SPTL decreased from 0.23% of deposits outstanding to $2,000 annually. SPTL has been considered to be well capitalized by its regulators.

  All other general and administrative expenses, including data processing, professional services, and telephone and other communications expense decreased 12% to $16.2 million in 1995 as compared to $18.3 million in 1994. The decrease was the result of the reversal in 1995 of $1.8 million of the $2.0 million provision established in 1994 for potential operating losses. The allowance was established as a result of the discovery of the lack of timely reconciliation of several cash and loans in process clearing accounts at the Company's principal subsidiary, SPTL. The Company corrected the accounting deficiencies at SPTL that included the use of significant Company and external resources to complete the reconciliations. At the completion of the reconciliation process, nothing came to the attention of management that caused the Company to believe any irregularities had taken place. Based on the resolution of the unidentified reconciling items at December 31, 1994, $1.8 million of the remaining allowance was reversed. Excluding the establishment in 1994 and the reversal in 1995 of the provision for operating losses, general and administrative expenses as described increased 10% to $18.0 million in 1995 as compared to $16.3 million in 1994. The increase in general and administrative expenses was due primarily to the Company's acquisition of FMAC, FCAC, and CBCC, as well as to the start up of ICAI in 1995.

  As a result of the change in the composition of the Company's investment loan portfolio, earnings were reduced by an increase in the provision for loan losses. The provision for loan losses was $5.5 million for 1995, an increase of 6% from $5.2 million for the same period in 1994. The increase in the provision was primarily the result of the increase in nonaccrual loans, and the increase in the amount of net charge-offs. Total nonaccrual loans increased 136% to $31.0 million at December 31, 1995, as compared to $13.1 million at December 31, 1994. Total nonaccrual loans as a percentage of loans held for investment were 4.50% and 1.26% at December 31, 1995 and 1994, respectively. Net charge-offs were $3.1 million for 1995, as compared to $1.4 million for the same period in 1994.

  At December 31, 1995, of the $31.0 million of nonaccrual loans, 76%, 18% and 6% were single family, multi-family and non-residential loans, respectively, as compared to 74%, 9% and 17%, respectively, at December 31, 1994. The increase in nonaccrual loans represented by residential loans was due to the expansion of the investment loan portfolio with residential (one-to-four family) loans originated by the Company's former mortgage banking operations. The Company's non-residential loans were comprised of commercial mortgages, commercial loans, indirect equipment leases and consumer loans.

  Non-performing assets ("NPA's") consist of nonaccrual loans, loans with modified terms and OREO. Total NPA's increased 137% to $39.0 million at December 31, 1995, as compared to $16.4 million at December 31, 1994. The ratio of the allowance for loan losses to nonaccrual loans decreased to 44.3% at December 31, 1995 from 53.8% at December 31, 1994. NPA's as a percentage of total assets were 1.55% and 1.16% at December 31, 1995 and 1994, respectively. The Company believes the overall increase in NPA's was a result of the transfer of unsalable loans originated by the Company's former mortgage banking operations to the held for investment portfolio. The Company considered the level of NPA's related to its other lending activities to be acceptable due to the attractive yield on these loans.

  The ratio of the allowance for loan losses to nonaccrual loans decreased to 44.3% at December 31, 1995 from 53.8% at December 31, 1994. The Company evaluated expected losses on nonaccrual loans in both periods on a loan-by-loan basis and determined that the allowance was adequate to cover both expected losses on nonaccrual loans and inherent losses in the remainder of the Company's loans held for investment portfolio.

  On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for losses considering such factors as historical loan loss experience, evaluations made by bank regulators, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  During 1994, as interest rates increased, the Company implemented cost containment and revenue enhancement programs to offset the pressures of reduced originations on earnings. In order to control costs, the Company closed four mortgage origination offices in California and one office in New Jersey, reduced staffing in the mortgage banking operations by 51%, and began remarketing its excess leased facilities.

  Revenues for the year ended December 31, 1994 increased 2% to $72.8 million compared to $71.4 million for the same period in 1993. Income before the extraordinary item decreased 64% to $6.6 million as compared to $18.4 million for the previous year. Net income for the year ended December 31, 1994 decreased 59% to $7.5 million as compared to $18.4 million for the previous year. Despite the 2% increase in revenue, net income decreased primarily due to increased personnel, occupancy, and general and administrative expenses resulting from the expansion of the mortgage banking business operations and the opening of new offices late in 1993, as well as a $2.0 million provision for operational losses accrued for the year ended December 31, 1994.

  Gain on sale of loans decreased 53% to $8.6 million for the year ended December 31, 1994 as compared to $18.1 million for the same period in the previous year. Gain on sale of loans consisted primarily of gains recorded upon the sale of mortgage loans, net of associated expenses, and to a lesser extent, fees received on mortgage loan originations, and fees received for commitments to fund mortgage loans. The decrease was primarily the result of a lower profitability on the sale of servicing retained fixed rate loans and a decrease in the principal amount of mortgage loans sold servicing released. Gain on origination and sale of loans includes a $3.1 million gain recorded as a result of the Company's first loan securitization and sale of $45.5 million of sub-prime LIBOR ARMs in December 1994.

  Loan servicing income for the year ended December 31, 1994 increased 141% to $16.3 million as compared to $6.8 million for the same period in the previous year. The increase in loan servicing income was primarily due to a substantially higher average balance of loans serviced for others and an increase in the weighted average service fee from approximately 26 basis points in 1993 to approximately 34 basis points in 1994. The increase in the average servicing fee was due primarily to the Company's purchase of $1.0 billion of loans from the Resolution Trust Corporation ("RTC") which had a weighted average service fee of 39 basis points in January 1994. The servicing portfolio increased 26% to $4.9 billion at December 31, 1994 from $3.9 billion at December 31, 1993.

  During 1994 and 1993, the Company sold mortgage loan servicing rights relating to $2.9 billion and $2.6 billion principal amount of loans, resulting in pre-tax gains of $30.8 million and $23.7 million, respectively. During 1994, the average gain on sale of servicing rights increased 17% to 108 basis points as compared to 92 basis points for the previous year. As interest rates rose and prepayment speeds decreased in 1994, the value of the Company's servicing portfolio increased, as evidenced by the significant increase in the average gain on sale of servicing rights. Gain on the sale of servicing rights consists of the cash proceeds received on the "bulk" sale of servicing rights, net of the related capitalized servicing fees receivable and purchased servicing rights.

  Net interest income, which consists of interest and fees, net of interest charges, and net interest margin for the year ended December 31, 1994 decreased 11% and 46% to $21.1 million and 1.57% compared to $23.8 million and 2.92% for the same period in 1993, respectively. The decrease in net interest income and net interest margin was due primarily to the issuance of $90 million of the Old Notes by the Company in January, 1994. Excluding the interest charges from the Old Notes, net interest income increased 24% and net interest margin decreased 25% to $29.4 million and 2.18% compared to $23.8 million and 2.92% for the same period in 1993, respectively. The increase in net interest income, excluding interest charges from the Old Notes, was due primarily to a higher principal amount outstanding of mortgage loans held for investment originated as a part of the Company's mortgage banking operations, partially offset by an increase in borrowing costs and the corresponding decrease in net interest margin.

  Expenses for the year ended December 31, 1994 increased 54% to $61.5 million from $40.0 million in the same period of 1993. The increase in expenses was primarily due to increased levels of staffing during the first half of the year as a result of the Company's expansion of its mortgage banking activities in 1993, coupled with the expansion of the various lending divisions at SPTL during 1994, as well as due to a $2.0 million provision for operational losses accrued for the year ended December 31, 1994. Personnel expenses increased 37% to $33.5 million in 1994 as compared to $24.5 million in 1993. This increase was largely the result of increased personnel to process the growth in the Company's mortgage loan originations and acquisitions and office expansion during 1993.

  Amortization of PMSR's and OMSR's increased 282% to $3.2 million in 1994 as compared to $0.8 million in 1993. This increase was the result of an increase in the outstanding balance of servicing rights outstanding with related purchased and originated servicing rights in 1994 as a result of the Company's adoption of EITF 92-10, "Loan Acquisitions Involving Table Funding Arrangements." The adoption of EITF 92-10 increased the balance of capitalized servicing rights from $0.7 million at December 31, 1992 to $10.0 million at December 31, 1993 and to $16.7 million at December 31, 1994. As the balance of purchased and originated servicing rights increased, amortization of purchased and originated servicing increased as well. Amortization as a result of loan prepayments increased 72% to $0.3 million in 1994, as compared to $0.2 million in 1993. Scheduled amortization of capitalized servicing rights increased 342% to $2.9 million in 1994, as compared to $0.6 million in 1993.

  Occupancy expense increased 60% to $3.4 million in 1994 as compared to $2.1 million in 1993. The increase reflected the costs associated with the Company's opening of new mortgage loan origination offices late in 1993.

  Net expenses of OREO increased 72% to $1.0 million in 1994 as compared to $0.6 million in 1993. OREO writedowns remained equivalent at $0.4 million in 1994 and $0.4 million in 1993.

  FDIC insurance premiums increased 103% to $2.2 million in 1994 as compared to $1.1 million in 1993. FDIC insurance premiums increased primarily as a result of the increase in the average outstanding balance of customer deposits outstanding during 1994 as compared to 1993. The average balance of deposits subject to FDIC insurance premiums increased 66% to $992.5 million in 1994 as compared to $596.5 million in 1993.

  All other general and administrative expenses, including data processing, professional services, and telephone and other communications expense increased 69% to $18.3 million in 1994 as compared to $10.8 million in 1993. The increase was the result of expenses associated with the expansion of mortgage origination offices, increased geographic dispersion of the Company's operations, installation of new data processing systems, as well as due to a $2.0 million provision for operational losses accrued for the year ended December 31, 1994.

  As a result of the decision to increase the Company's investment loan portfolio, earnings were reduced by an increase in the provision for loan losses. The provision for loan losses was $5.2 million for 1994, an increase of 119% from $2.4 million for the same period in 1993. The increase in the provision was primarily the result of the increase in nonaccrual loans, the increase in the amount of net charge-offs, and the dramatic increase in loans held for investment. Total nonaccrual loans increased 165% to $13.1 million at December 31, 1994, as compared to $4.9 million at December 31, 1993. Total nonaccrual loans as a percentage of loans held for investment were 1.26% and 3.08% at December 31, 1994 and 1993, respectively. Net charge-offs were $1.4 million for 1994, as compared to $1.1 million for the same period in 1993.

  At December 31, 1994, of the $13.1 million of nonaccrual loans, 74%, 9% and 17% were single family, multi-family and non-residential loans, respectively, as compared to 47%, 23% and 30%, respectively, at December 31, 1993. The increase in nonaccrual loans represented by residential loans was due to the expansion of the investment loan portfolio with residential (one-to-four family) loans originated by the Company's mortgage banking operations. The Company's non-residential loans were comprised of commercial mortgages, commercial loans, indirect equipment leases and consumer loans.

  Total NPA's increased 64% to $16.4 million at December 31, 1994, as compared to $10.0 million at December 31, 1993. NPA's as a percentage of total assets were 1.16% and 0.64% at December 31, 1994 and 1993, respectively. The Company considered the overall increase in NPA's to be the result of the then current economic environment and the dramatic increase in the Company's portfolio of loans held for investment. The Company viewed the level of NPA's related to its other lending activities as acceptable due to the attractive yield on these loans. At December 31, 1994, the average yield from mortgage loans held for investment generated by the Company's other lending activities was 9.09%.

  The ratio of the allowance for loan losses to nonaccrual loans decreased to 53.8% at December 31, 1994 from 65.9% at December 31, 1993. Although nonaccrual loans increased since December 31, 1993, with a corresponding decrease in allowance coverage, the Company evaluated expected losses on these nonaccrual loans in both periods on a loan-by-loan basis and determined that the allowance was adequate to cover both expected losses on nonaccrual loans and inherent losses in the remainder of the Company's loans held for investment portfolio.

LIQUIDITY AND CAPITAL RESOURCES

 General

  The table below summarizes cash flows generated by and used in operating activities:

                                 NINE MONTHS
                                    ENDED
                                SEPTEMBER 30,    YEARS ENDED DECEMBER 31,
                                ------------- ---------------------------------
                                    1996         1995       1994        1993
                                ------------- ----------  ---------  ----------
                                               (IN THOUSANDS)
OPERATING CASH INCOME:
  Excess cash flows generated
   by securitization trusts...    $  22,374   $    7,458  $     --   $      --
  Less cash required to be
   invested in residual
   assets(1)..................       17,992        7,458        --          --
                                  ---------   ----------  ---------  ----------
  Net excess cash flow from
   securitization trusts......        4,382          --         --          --
  Other servicing fees........        2,264       12,718     16,332       6,785
  Interest received...........      143,399      122,627     81,441      50,547
  Non cash SPFC stock sale....      (25,645)         --         --          --
  Other cash income...........        7,770        1,152      2,586       1,414
                                  ---------   ----------  ---------  ----------
    Total operating cash
     income...................      132,170      136,497    100,359      58,746
OPERATING CASH EXPENSES:
  Securitization and loan
   acquisition costs..........       15,851        6,784        239         --
  Cash operating expenses.....       62,112       53,878     53,943      36,451
  Taxes paid..................       16,253        8,283      4,016       8,314
  Interest paid...............      104,427       93,223     51,844      28,606
                                  ---------   ----------  ---------  ----------
    Total operating cash
     expenses.................      198,643      162,168    110,042      73,371
                                  ---------   ----------  ---------  ----------
    Net operating cash flow...      (66,473)     (25,671)    (9,683)    (14,625)
Cash provided by (used in)
 other payables and
 receivables..................       23,094      (63,265)   (11,565)      5,832
Cash provided by (used in)
 loans held for sale..........      599,070     (579,730)   982,827    (894,257)
                                  ---------   ----------  ---------  ----------
    Net cash provided by (used
     in) operating activities.    $ 555,691   $ (668,666) $ 961,579  $ (903,050)
                                  =========   ==========  =========  ==========
Change in securitization
 related assets...............    $  64,060   $   54,368  $   3,904  $      --
Net cash (used in) provided by
 financing activities.........    $(376,383)  $1,047,004  $(177,314) $1,066,584

--------
(1)Cash required to fund initial and required overcollateralization account balances.

  The Company has an ongoing need for capital to finance its lending activities. This need is expected to increase as the volume of the Company's loan and lease originations and acquisitions increases. The Company's primary cash requirements include the funding of (i) loan and lease originations and acquisitions pending their pooling and sale, (ii) points and expenses paid in connection with the acquisition of wholesale loans, (iii) fees and expenses incurred in connection with its securitization programs, (iv) overcollateralization or reserve account requirements in connection with loans and leases pooled and sold, (v) ongoing administrative and other operating expenses and (vi) the costs of the Company's warehouse credit and repurchase facilities with certain financial institutions. The Company has financed its activities through warehouse lines of credit and repurchase facilities with financial institutions, equity and debt offerings in the capital markets, deposits or borrowings at SPTL and securitizations. The Company believes that such sources, together with the net proceeds of the Offering, will be sufficient to fund the Company's liquidity requirements for the foreseeable future. There can be no assurance that the Company will have access to the capital markets in the future or that financing will be available to satisfy the Company's operating and debt service requirements or to fund its future growth.

  Through the first quarter of 1995, funding for the Company's former mortgage banking operations was provided primarily by SPTL. In order for SPTL to provide funding for the Company's mortgage banking business, SPTL historically originated and held substantially all of the Company's mortgage loans held for sale. In accordance with a series of agreements, ICII provided loan solicitation, originations and acquisitions, and servicing to SPTL. The agreements provided for the purchase of mortgage loans by ICII concurrent with sales to outside investors. In the first quarter of 1995, the former mortgage banking business became self-funded by using a gestation repurchase line provided by DLJ Mortgage Capital, Inc. While the repurchase line reduced the net interest income earned on loans held for sale, holding the loans at ICII provides an additional source of cash for the parent company, and provides additional liquidity for SPTL to finance all of its other lending activities.

  SPTL historically obtained the liquidity necessary to fund the Company's former mortgage banking operations and its own investing activities through deposits and, if necessary through borrowings from the FHLB. At September 30, 1996 and December 31, 1995 and 1994, SPTL had available lines of credit from the FHLB equal to 35% of its assets, or $559.4 million, $501.4 million and $478.5 million, respectively. The highest FHLB advance outstanding during the nine months ended September 30, 1996 was $338.0 million, with an average outstanding balance of $213.9 million. The highest FHLB advance outstanding during the year ended December 31, 1995 was $435.0 million, with an average outstanding balance of $292.0 million. The outstanding balance of FHLB advances was $190.0 million at December 31, 1995. The highest FHLB advance outstanding during the year ended December 31, 1994 was $360.0 million, with an average outstanding balance of $182.4 million. The outstanding balance of FHLB advances was $295.0 million at December 31, 1994. During 1993 and 1994, ICII contributed $26.0 million and $25.0 million, respectively, to SPTL's capital in order to provide SPTL with adequate capital to increase its deposits and borrowings.

  SPTL has been able to acquire new deposits through its local marketing strategies as well as domestic money markets. Additionally, SPTL maintains liquidity in the form of cash and interest bearing deposits with financial institutions. The Company tracks on a daily basis all new loan applications by office and, based on historical closing statistics, estimates expected fundings. Cash management systems at SPTL allow SPTL to anticipate both funding and sales and adjust deposit levels and short-term investments against the demands of the Company's lending activities. For a further description of SPTL's deposit generating activities and available funding, see "Business-- Funding and Securitizations."

  In addition to warehouse lines of credit and SPTL borrowings, the Company has also accessed the capital markets to fund its operations. In the second quarter of 1992, the Company completed its initial public offering of 8,750,211 shares, raising net proceeds of $15.9 million. In April 1996, the Company completed a stock offering of 4,879,808 shares of its common stock at $13.00 per share for net proceeds of $59.2 million.

  In January 1994, the Company issued $90.0 million principal amount of the 9 3/4 Senior Notes due 2004. In October 1994, the Company repurchased $8.5 million of said notes. As of December 31, 1995, the Company was not in compliance with certain debt covenants related to these notes. Subsequent to December 31, 1995, these defaults were corrected. In March 1996, the Company reissued the $8.5 million of the notes which it purchased in October 1994. At September 30, 1996, $90.0 million of these notes were outstanding. In January 1997, the Company issued $200.0 million principal amount of Old Notes and used a portion of the proceeds of the Offering to purchase approximately
$70.0 million of the 9 3/4 Senior Notes due 2004.

  In June 1996, SPFC completed an initial public offering of its common stock pursuant to which ICII was a selling shareholder. SPFC and ICII received net proceeds from such offering of approximately $53.8 million and $35.9 million, respectively. In November 1996, (i) SPFC issued $75.0 million of convertible subordinated notes due 2006 and (ii) ICII sold 1.0 million shares of SPFC common stock held by ICII for net proceeds of approximately $28.0 million. In March 1997, ICII sold an additional 370,000 shares of SPFC common stock for net proceeds of approximately $6.2 million. After the sale of such common stock by ICII, ICII owned approximately 49.4% of the issued and outstanding shares of SPFC's common stock as of March 31, 1997, excluding shares issuable upon exercise of options granted or to be granted pursuant to SPFC's stock option plans and shares issuable upon conversion of the $75.0 million of convertible subordinated notes, mentioned above.

 Lines of Credit and Warehouse Facilities

  The Company is dependent upon its ability to access warehouse credit and repurchase facilities, in addition to its ability to continue to pool and sell loans and leases in the secondary market, in order to fund new originations and purchases. The Company has warehouse lines of credit and repurchase facilities under which it had available an aggregate of approximately $141.0 million in financing at November 30, 1996 (excluding financing available to ICIFC and SPFC, and amounts available to ICII under a $200 million warehouse facility with PaineWebber Incorporated as described below). The Company expects to be able to maintain existing warehouse lines of credit and repurchase facilities (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to arrange new warehouse lines of credit and repurchase facilities, the Company may have to curtail its loan origination and purchasing activities, which could have a material adverse effect on the Company's operations and financial position.

  PaineWebber Incorporated has agreed to make available repurchase lines to ICII in an amount equal to $200.0 million. PaineWebber provided ICII with these funding capabilities for its former mortgage banking operations, where ICII can close loans in its name. The loan collateral is held by an independent third-party custodian and ICII has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 65 to 85 basis points, depending on the loan product type. This line does not have an expiration date, but is due on 30 days demand. As of November 30, 1996, ICII had an outstanding balance of $13.5 million with respect to this facility. The Company does not intend to utilize this facility in the future.

  The Warehouse Lending Corporation of America has agreed to make available repurchase lines to ICII in an amount equal to $20.0 million. The Warehouse Lending Corporation of America has provided ICII with these funding capabilities for its former mortgage banking operations, where ICII can repurchase loans in its name. The loan collateral is held by an independent third-party custodian and ICII has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 250 basis points, depending on the loan product type. Availability under this facility expired in August 1996. As of November 30, 1996, ICII had an outstanding balance of $6.2 million with respect to this facility.

  Imperial Warehouse Lending Group ("IWLG") has agreed to make available repurchase lines to ICII in an amount equal to $20.0 million. IWLG has provided ICII with these funding capabilities for its mortgage banking operations, where ICII can close loans in its name. The loan collateral is held by an independent third-party custodian and ICII has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is Bank of America's Prime Lending Rate minus 25 basis points. This line has an expiration date of September 30, 1997. As of November 30, 1996, ICII had an outstanding balance of $5.1 million with respect to this facility.

  CS First Boston has agreed to make available repurchase lines to FMAC in an amount equal to $200.0 million. CS First Boston has provided FMAC with these funding capabilities for its franchise mortgage banking operations, where FMAC can close loans in its name. The loan collateral is held by an independent third-party custodian and FMAC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 125 basis points. This line is guaranteed by ICII and has an expiration date of December 1997. As of November 30, 1996, FMAC had an outstanding balance of $114.3 million with respect to this facility.

  Banco Santander has agreed to make available repurchase lines to FMAC in an amount equal to $50.0 million. Banco Santander has provided FMAC with these funding capabilities for its franchise mortgage banking operations, where FMAC can close loans in its name. The loan collateral is held by an independent third-party custodian and FMAC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 225 basis points. This line is guaranteed by ICII and expired November 1996; FMAC is currently negotiating an extension of this facility. As of November 30, 1996, FMAC had an outstanding balance of $32.6 million with respect to this facility.

  Greenwich Financial Capital Products, Inc. ("Greenwich") has agreed to make available repurchase lines to FMAC in an amount equal to $33.8 million. Greenwich has provided FMAC with these funding capabilities for its franchise mortgage operations, where FMAC can close loans in its name. The loan collateral is held by an independent third-party custodian and FMAC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 175 basis points. This line is guaranteed by ICII and is due on 30 days demand. As of November 30, 1996, FMAC had an outstanding balance of $33.8 million with respect to this facility.

  CoreStates Bank, N.A. ("CoreStates") has agreed to make available repurchase lines to IBC in an amount equal to $10.0 million. CoreStates has provided IBC with these funding capabilities for its equipment leasing operations. The loan collateral is held by an independent third-party custodian and IBC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 230 basis points. The Company intends to use this credit line to fund IBC's equipment purchases. This line is guaranteed by ICII and has an expiration date of November 1997. As of November 30, 1996, IBC had an outstanding balance of $0.9 million with respect to this facility.

  Lehman Commercial Paper Inc. ("LCPI") has agreed to make available repurchase lines to SPFC in an amount equal to $200.0 million. LCPI has provided SPFC with these funding capabilities for its mortgage banking operations, where SPFC can close loans in its name. The loan collateral is held by an independent third-party custodian and SPFC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 30 basis points. This line is guaranteed by ICII and has an expiration date of April 1, 1997. As of November 30, 1996, SPFC had an outstanding balance of $52.4 million with respect to this facility.

  In October 1996, Morgan Stanley Mortgage Capital, Inc. agreed to make available to SPFC a $150.0 million warehouse line of credit for its mortgage banking operations. The loan collateral is held by an independent third-party custodian and SPFC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 70 basis points. The lender of this facility did not require ICII's guarantee. This line has an expiration date of October 22, 1997. As of November 30, 1996, SPFC had an outstanding balance of $117.1 million with respect to this facility.

  IWLG has agreed to make available to ICIFC repurchase lines in an amount equal to $600.0 million. IWLG has provided ICIFC with these funding capabilities for its mortgage banking operations, where ICIFC can close loans in its name. The loan collateral is held by an independent third-party custodian and ICIFC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is Bank of America's Prime Rate. The Company intends to use this credit line to fund ICIFC's mortgage loan originations and acquisition in the future. This line has no expiration date. As of November 30, 1996, ICIFC had an outstanding balance of $381.4 million with respect to this facility.

  In March 1997 Greenwich agreed to make available repurchase lines to AMN in an amount equal to $125.0 million. Greenwich has provided AMN with these funding capabilities for its sub-prime auto lending operations. The loan collateral is held by an independent third-party custodian and AMN has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 125 basis points. This line is guaranteed by ICII and has an expiration date of March 10, 1998.

 Securitizations

  The Company currently pools and sells through securitization a substantial portion of the loans or leases which it originates or purchases, other than loans held by SPTL for investment. Accordingly, adverse changes in the securitization market could impair the Company's ability to originate, purchase and sell loans or leases on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Finally, any delay in the sale of a loan or lease pool could cause the Company's earnings to fluctuate from quarter to quarter.

  In a securitization, the Company recognizes a gain on sale of the loans or leases securitized upon the closing of the securitization but does not receive the cash representing such gain until it receives the excess servicing fees, which are payable over the actual life of the loans or leases securitized. As a result, such transactions may not generate cash flows to the Company for an extended period.

  In addition, in order to gain access to the secondary market for loans and leases, the Company has relied on monoline insurance companies to provide guarantees on outstanding senior interests in the special purpose entities to which such loans and leases are sold to enable it to obtain investment grade ratings for such interests. To a limited extent, the Company also relies on overcollateralization to support outstanding senior interests. However, any unwillingness of the monoline insurance companies to guarantee the senior interests in the Company's loan or lease pools could have a material adverse effect on the Company's financial position and results of operations.

  The pooling and servicing agreements that govern the distribution of cash flows from the loans included in securitizations require either (i) the establishment of a reserve account that may be funded with an initial cash deposit by the Company or (ii) the overcollateralization of the senior interests by using interest receipts on the loans to reduce the outstanding principal balance of the senior interests. The Company's interest in each reserve account and overcollateralized amount is reflected in the Company's financial statements as Capitalized Excess Servicing Fees Receivable. To the extent that a loss is realized on the loans, the loss will either be paid out of the reserve account or the overcollateralization amount or will be reduced to the extent that funds are available and will result in a reduction in the value of the Capitalized Excess Servicing Fees Receivable.

  The Company may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and sold through securitizations.

  Franchise Lending. FMAC sells a majority of its loan origination volume in securitizations and to a lesser extent through whole loan sales. FMAC securitized $167.4 million and $105.2 million of franchise loans during the nine months ended September 30, 1996 and the period from its inception at June 30, 1995 throughDecember 31, 1995, respectively.

  Business Finance Lending. IBC sells its lease originations primarily through a revolving securitization facility administered by Citicorp North America, Inc. ("CNAI"). The facility has a three-year revolving period, which expires on December 29, 1998, and a three and one-half year amortization period. Under the facility, IBC entered into a sale agreement ("IBC Agreement") pursuant to which IBC will sell lease receivables to its wholly-owned special purpose subsidiary, IBC Funding Corp. ("IFC"). During the revolving period, Corporate Receivables Corporation ("CRC"), a special purpose subsidiary administered by CNAI, issues commercial paper to fund its purchases of IBC originations. The purchase limit under the facility is $200.0 million and as of September 30, 1996, there was approximately $95.2 million of commercial paper outstanding under the facility.

  CRC purchases from IFC all receivables acquired by IFC pursuant to the IBC Agreement. Such purchases are treated as sales for reporting purposes under generally accepted accounting principles ("GAAP") and as financings for tax purposes. CRC is conveyed a 100% ownership interest in the receivables, together with a security interest in the underlying lease equipment, which ownership and security interests have been perfected under the Uniform Commercial Code. Payments of the purchase price are made directly from payments by lessees on the lease receivables.

  Commercial Mortgage Lending. During the nine months ended September 30, 1996, SPTL securitized $277.0 million of multi-family and commercial real estate loans. SPTL retained subordinated bonds of approximately $25.0 million from the securitization and delivered the bonds into a total rate of return swap with a financial institution. The provisions of the swap entitle SPTL to receive the total return on the subordinated bonds delivered in exchange for a floating payment of LIBOR plus a spread of 1.95%. The swap is an off balance sheet instrument.

INFLATION

  The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Inflation affects the Company primarily through its effect on interest rates, since interest rates normally increase during periods of high inflation and decrease during periods of low inflation. During periods of decreasing interest rates, borrowers are more likely to refinance their existing loans which may negatively impact the Company's investments in capitalized excess servicing related assets.

ASSET QUALITY

  As a result of the continuing change in the composition of the Company's investment loan portfolio, earnings were reduced by an increase in the provision for loan losses. The provision for loan losses increased to $6.1 million for the nine months ended September 30, 1996, as compared to $5.5 million, $5.2 million and $2.4 million for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in the provision for loan losses was primarily the result of an increase in nonaccrual loans, an increase in the amount of net charge-offs, and the continuing change in the composition of the investment loan portfolio to higher-yielding loan products. Total nonaccrual loans increased to $46.6 million at September 30, 1996, as compared to $31.0 million, $13.1 million and $4.9 million at December 31, 1995, 1994 and 1993, respectively. Total nonaccrual loans as a percentage of loans held for investment were 5.62%, 4.50%, 1.26% and 3.08% at September 30, 1996 and December 31, 1995, 1994 and 1993, respectively.

  Net charge-offs for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993 were $5.4 million, $3.1 million, $1.4 million and $1.1 million, respectively. Net charge-offs for the nine months ended September 30, 1996 and the year ended December 31, 1995 by product type were as follows: multi-family loans $1.0 million and $0.3 million, respectively, consumer loans $0.6 million and $0.8 million, respectively, conforming residential mortgage loans $2.0 million and $2.0 million, respectively, commercial loans $0.4 million and $0.2 million, respectively, and leases $1.5 million and $0.5 million, respectively.

  The provision for loan losses was $6.1 million, $5.5 million, $5.2 million and $2.4 million for the nine months ended September 30, 1996, and the years ended December 31, 1995, 1994 and 1993, respectively. The increase in the provision was primarily the result of the increase in nonaccrual loans and the increase in the amount of net charge-offs. The ratio of the allowance for loan losses to total loans held for investment was 1.74%, 1.99%, 0.68% and 2.03% at September 30, 1996 and at December 31, 1995, 1994 and 1993, respectively. The ratio of the allowance for loan losses to nonaccrual loans was 31.0%, 44.3%, 53.8% and 65.9% at September 30, 1996 and at December 31, 1995, 1994 and 1993,
respectively. Although nonaccrual loans increased for the nine months ended September 30, 1996 from December 31, 1995, with a corresponding decrease in allowance coverage, the Company evaluated expected losses on nonaccrual loans on a loan-by-loan basis and determined that the allowance was adequate to cover both expected losses on nonaccrual loans and inherent losses in the remainder of the Company's loans held for investment portfolio. The Company considers the allowance for loan losses to be adequate.

  The percentage of the allowance for loan losses to nonaccrual loans does not remain constant due to the nature of the Company's portfolio of loans. The collateral for each nonperforming mortgage loan is analyzed by the Company to determine potential loss exposure, and in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, underlying collateral values, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. Future additions to the allowance for loan losses may be necessary.

ASSET/LIABILITY MANAGEMENT

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of falling interest rates, the net earnings of an institution with a positive gap theoretically may be adversely affected due to its interest-earning assets repricing to a greater extent than its interest-bearing liabilities. Conversely, during a period of rising interest rates, theoretically, the net earnings of an institution with a positive gap position may increase as it is able to invest in higher yielding interest-earning assets at a more rapid rate than its interest-bearing liabilities reprice. In addition, a positive gap may not protect an institution with a large portfolio of ARMs from increases in interest rates for extended time periods as such instruments generally have periodic and lifetime interest rate caps. The Company's ARMs are predominantly tied to LIBOR. Interest rates and the resulting cost of funds increases in a rapidly increasing rate environment could exceed the cap levels on these loan products and negatively impact net interest income.

  The Company has managed interest rate risk through the aggressive marketing and funding of adjustable rate loans, which generally reprice at least semi-annually and are generally indexed to LIBOR. As a result of this strategy, at September 30, 1996, the Company's total interest-earning assets maturing or repricing within one year exceeded its total interest-bearing liabilities maturing or repricing in the same time by $53.4 million, representing a positive cumulative gap ratio of 103.09%. The Company closely monitors its interest rate risk as such risk relates to operational strategies. The Company's cumulative gap position is at a level satisfactory to management and the Company is currently attempting to maintain a positive gap position in light of the current interest rate environment. However, there can be no assurances that the Company will be able to maintain its positive gap position or that its strategies will not result in a negative gap position in the future. The level of the movement of interest rates, up or down, is an uncertainty and could have a negative impact on the earnings of the Company.

 Hedging

  The Company has implemented various hedging strategies with respect to its origination of loans and leases for sale. To date, this has included selling short comparable maturity United States Treasury securities and preselling loans through prefunding accounts in its securitizations. The Company is subject to the risk of rising mortgage interest rates between the time it commits to fund or purchase mortgage loans at a fixed price and the time it sells or securitizes those mortgage loans. To mitigate this risk, the Company enters into transactions designed to hedge interest rate risks, including mandatory and optional forward selling of mortgage-backed securities or United States Treasury securities, and buying and selling of futures on United States Treasury securities. The nature and quantity of these hedging transactions is and will be determined by the management of the Company based on various factors including market conditions and the expected volume of mortgage loan originations and purchases.

  The Company believes that it has implemented a cost-effective hedging program to provide a level of protection against interest rate risks. However, an effective hedging strategy is complex and no hedging strategy can completely insulate the Company from interest rate risks. In addition, hedging involves transaction and other costs which could increase as the period covered by the hedging protection increases, such costs could also increase in periods of risk and fluctuating interest rates. Therefore, the Company may be prevented from effectively hedging its interest rate risks, without significantly reducing the Company's return on equity.

  The Company does not currently engage in the speculative use of trading activities, including derivatives and synthetic instruments or hedging activities, in controlling interest rate risk on its portfolio of loans held for investment.

 Former Mortgage Banking Loan Commitments

  As of September 30, 1996, and December 31, 1995, 1994 and 1993, the Company had open short-term commitments amounting to $0, $93.7 million, $168.5 million and $464.4 million, respectively, to fund loans in process subject to credit approval. Interest rate risk is mitigated by the use of forward contracts to sell loans to investors.

 Forward Contracts

  The Company sells mortgage-backed securities through forward delivery contracts with major dealers in such securities. At September 30, 1996, and December 31, 1995, 1994 and 1993, the Company had $0, $192.5 million, $485.5 million and $451.6 million, respectively, in outstanding commitments to sell mortgage loans through mortgage-backed securities. These commitments allow the Company to enter into mandatory commitments when the Company notifies the investor of its intent to exercise a portion of the forward delivery contracts. The Company was obligated under mandatory commitments to deliver loans to such investors at September 30, 1996, and December 31, 1995, 1994 and 1993 in the amounts of $0.7 million, $97.0 million, $79.0 and $596.9 million, respectively.

  The credit risk of forward contracts relates to the counterparties' ability to perform under the contract. The Company evaluates counterparties based on their ability to perform prior to entering into any agreements.

 Options

  The Company may purchase put options to hedge against adverse movements in the value of the loans held for sale portfolio. The Company will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid. The risk in buying an option is limited to the cost of the premium.

  The Company had $0, $20.0 million, $0 and $0 notional amount of written call option contracts outstanding at September 30, 1996 and December 31, 1995, 1994 and 1993, respectively. The Company received $0, $82,600, $0 and $0 in premiums related to the options outstanding at September 30, 1996 andDecember 31, 1995, 1994 and 1993, respectively. There were no option contracts exercised during the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993.

REPRICING/MATURITY OF INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1996, which are anticipated by the Company to reprice or mature in each of the future time periods shown. The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability.

                                                             AT SEPTEMBER 30, 1996
                          -------------------------------------------------------------------------------------------------
                                                                        MORE THAN MORE THAN
                                       MORE THAN  MORE THAN  MORE THAN   3 YEARS   5 YEARS               NON-
                           3 MONTHS   3 MONTHS TO 6 MONTHS   1 YEAR TO    TO 5      TO 10   MORE THAN  INTEREST
                           OR LESS     6 MONTHS   TO 1 YEAR   3 YEARS     YEARS     YEARS   10 YEARS   BEARING     TOTAL
                          ----------  ----------- ---------  ---------  --------- --------- ---------  --------  ----------
                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
Cash....................  $   57,938   $     --   $     --   $    --     $   --    $   --   $    --    $    --   $   57,938
Other interest-bearing
 deposits...............     322,129         --         --        --         --        --        --         --      322,129
FHLB stock..............      16,900         --         --        --         --        --        --         --       16,900
Mortgage loans held for
 sale...................     812,257         --         --        --         --        --        --         --      812,257
Loans held for
 investment, net of
 unearned discount and
 deferred loan fees(1)..     361,069     149,575     62,979    31,489     70,851    78,724    62,979        --      817,666
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Total interest-earning
 assets.................   1,570,293     149,575     62,979    31,489     70,851    78,724    62,979        --    2,026,890
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Less:
Allowance for loan
 losses.................         --          --         --        --         --        --        --     (14,461)    (14,461)
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Net interest-earning
 assets.................   1,570,293     149,575     62,979    31,489     70,851    78,724    62,979    (14,461)  2,012,429
Non-interest-earning
 assets.................         --          --         --        --         --        --        --     233,708     233,708
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Total assets............  $1,570,293   $ 149,575  $  62,979  $ 31,489    $70,851   $78,724  $ 62,979   $219,247  $2,246,137
                          ==========   =========  =========  ========    =======   =======  ========   ========  ==========
Interest-bearing
 liabilities:
Deposits................  $  454,059   $ 244,709  $ 292,671  $ 60,913    $   --    $   --   $    --    $    --   $1,052,352
Borrowings from FHLB....     223,000      60,000     55,000       --         --        --        --         --      338,000
Other borrowings........     400,045         --         --        --         --        --        --         --      400,045
9 3/4% Senior Notes due
 2004...................         --          --         --        --         --     88,169       --         --       88,169
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Total interest-bearing
 liabilities............   1,077,104     304,709    347,671    60,913        --     88,169       --         --    1,878,566
Non-interest-bearing
 liabilities............         --          --         --        --         --        --        --     146,222     146,222
Shareholders' equity....         --          --         --        --         --        --        --     221,349     221,349
                          ----------   ---------  ---------  --------    -------   -------  --------   --------  ----------
Total liabilities and
 shareholders' equity...  $1,077,104   $ 304,709  $ 347,671  $ 60,913    $   --    $88,169  $    --    $367,571  $2,246,137
                          ==========   =========  =========  ========    =======   =======  ========   ========  ==========
Interest rate
 sensitivity gap(2).....  $  493,189   $(155,134) $(284,692) $(29,424)   $70,851   $(9,445) $ 62,979             $  148,324
Cumulative interest
 sensitivity gap........  $  493,189   $ 338,055  $  53,363  $ 23,939    $94,790   $85,345  $148,324             $  148,324
Cumulative interest
 sensitivity gap as a
 percentage of total
 assets.................       21.96%      15.05%      2.38%     1.07%      4.22%     3.80%     6.60%                  6.60%
Cumulative net interest
 earning assets as a
 percent of interest
 bearing liabilities....      145.79%     124.46%    103.09%   101.34%    105.29%   104.54%   107.90%                107.90%

-------
(1) For purposes of the gap analysis, unearned discount and deferred fees are pro rated for loans receivable.
(2) Interest sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

  Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARMs, have features which restrict changes in interest rates on a short term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those reflected in the table. Finally, the ability of many borrowers to service their ARMs may decrease in the event of an interest rate increase.

ANALYSIS OF NET INTEREST INCOME

  Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

 Rate/Volume Analysis

  The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's net interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in interest due to both rate and volume and (iv) the net change.

                           NINE MONTHS ENDED                          YEAR ENDED                            YEAR ENDED
                      SEPTEMBER 30, 1996 OVER 1995           DECEMBER 31, 1995 OVER 1994            DECEMBER 31, 1994 OVER 1993
                   -------------------------------------  -------------------------------------  ---------------------------------
                                       RATE/                                   RATE/                                 RATE/
                    VOLUME    RATE     VOLUME    TOTAL     VOLUME     RATE    VOLUME    TOTAL    VOLUME     RATE    VOLUME   TOTAL
                   --------  -------  --------  --------  --------  --------  -------  --------  -------  --------  -------  -----
                                                               (IN THOUSANDS)
Increase/
(decrease) in:
 Interest-bearing
 deposits........$ (1,126) $(2,061) $   (299) $ (3,486) $  1,302  $  1,079  $   503  $  2,884  $ 1,621  $   (240) $  (241) $  1,140
 FHLB stock......    (216)     164      (261)     (313)       61        70        5       136       78       346       74       498
 Loans held for
 sale............  38,124   16,180    10,785    65,089   (14,656)    3,022   (1,496)  (13,130)   3,958   (13,902)  (1,382)  (11,326)
 Loans held for
 investment, net  (35,473)  13,317   (23,893)  (46,049)   54,467      (156)    (110)   54,201   46,362    (1,415)  (6,060)   38,887
 Capitalized
 excess servicing
 fees receivable    5,837      256    (1,744)    4,349     2,608       --       --      2,608      --        --       --        --
                 --------  -------  --------  --------  --------  --------  -------  --------  -------  --------  -------  --------
   Total interest
   income........   7,146   27,856   (15,412)   19,590    43,782     4,015   (1,098)   46,699   52,019   (15,211)  (7,609)   29,199
                 --------  -------  --------  --------  --------  --------  -------  --------  -------  --------  -------  --------
 Deposits........   8,639      260   (15,055)   (6,156)   (5,297)   17,278   (2,181)    9,800   15,620     2,386    1,627    19,633
 Borrowings from
 Imperial Bank...     302      --        --        302      (129)      --       --       (129)     (81)       63      (29)      (47)
 FHLB borrowings   (6,284)    (621)   (2,969)   (9,874)    3,315     4,270    1,339     8,924   3,672      1,037      750     5,459
 Other borrowings  27,130    3,121    (7,756)   22,495    11,664       281    3,472    15,417   (1,651)      394     (263)   (1,520)
 9 3/4% Senior
 Notes due 2004..     484        8    (2,220)   (1,728)      177      (136)       1        42    8,338       --       --      8,338
                 --------  -------  --------  --------  --------  --------  -------  --------  -------  --------  -------  --------
   Total interest
   expense.......  30,271    2,768   (28,000)    5,039     9,730    21,693    2,631    34,054   25,898     3,880    2,085    31,863
                 --------  -------  --------  --------  --------  --------  -------  --------  -------  --------  -------  --------
Change in net
interest income..$(23,125) $25,088  $ 12,588  $ 14,551  $ 34,052  $(17,678) $(3,729) $ 12,645  $26,121  $(19,091) $(9,694) $ (2,664)
                 ========  =======  ========  ========  ========  ========  =======  ========  =======  ========  =======  ========

AVERAGE BALANCE SHEET

  The following tables set forth certain information relating to the Company for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 or 1993. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

                        NINE MONTHS ENDED               YEAR ENDED                   YEAR ENDED                  YEAR ENDED
                       SEPTEMBER 30, 1996            DECEMBER 31, 1995            DECEMBER 31, 1994           DECEMBER 31, 1993
                   ---------------------------  ---------------------------  ---------------------------  -------------------------
                                       YIELD/                       YIELD/                       YIELD/                     YIELD/
                    AVERAGE            AVERAGE   AVERAGE            AVERAGE   AVERAGE            AVERAGE  AVERAGE           AVERAGE
                    BALANCE   INTEREST  COST     BALANCE   INTEREST  COST     BALANCE   INTEREST  COST    BALANCE  INTEREST  COST
                   ---------- -------- -------  ---------- -------- -------  ---------- -------- -------  -------- -------- -------
                                                              (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning
assets:
 Interest-bearing
 deposits........  $  105,085 $  2,155   2.73%  $  131,277 $  5,641   4.30%  $   89,155 $ 2,757    3.09%  $ 44,513 $ 1,617    3.63%
 FHLB stock......      15,411      676   5.85       19,720      989   5.02       18,398     853    4.64     15,096     355    2.35
 Loans held for
 sale............   1,206,483   81,375   8.99      361,156   16,286   4.51      719,487  29,416    4.09    655,754  40,742    6.21
 Loans held for
 investment,
 net(1)..........     718,923   57,909  10.74    1,091,536  103,958   9.52      521,200  49,757    9.55     98,961  10,870   10.98
 Capitalized
 excess servicing
 fees receivable.      72,064    6,957  12.87       22,257    2,608  11.72          --      --      --         --      --      --
                   ---------- --------          ---------- --------          ---------- -------           -------- -------
 Total interest-
 earning assets..   2,117,966  149,072   9.38    1,625,946  129,482   7.96    1,348,240  82,783    6.14    814,324  53,584    6.58
                   ---------- --------          ---------- --------          ---------- -------           -------- -------
Non interest-
earning assets...     113,079                       45,167                       70,117                     34,202
                   ----------                   ----------                   ----------                   --------
 Total assets....  $2,231,045                   $1,671,113                   $1,418,357                   $848,526
                   ==========                   ==========                   ==========                   ========
LIABILITIES AND
SHAREHOLDERS'
EQUITY:
Interest-bearing
liabilities:
 Deposits........  $1,012,356 $ 45,409   5.98%  $  867,162 $ 51,565   5.95%  $  992,972 $41,765    4.21%  $581,923 $22,132    3.80%
 Borrowings from
 Imperial Bank...       4,422      302   9.11          --       --     --         1,415     129    9.12      2,619     176    6.72
 Borrowings from
 FHLB............     210,040    9,546   6.06      310,425   19,420   6.26      235,922  10,496    4.45    136,423   5,037    3.69
 Other
 borrowings......     669,067   38,858   7.74      251,684   16,363   6.50       18,877     946    5.01     57,084   2,466    4.32
 9 3/4% Senior
 Notes due 2004..      86,212    6,652  10.29       81,500    8,380  10.28       79,807   8,338   10.45        --      --      --
                   ---------- --------          ---------- --------          ---------- -------           -------- -------
 Total interest-
 bearing
 liabilities(2)..   1,982,097  100,767   6.78    1,510,771   95,728   6.34    1,328,993  61,674    4.64    778,049  29,811    3.83
                   ---------- --------          ---------- --------          ---------- -------           -------- -------
Non interest-
bearing
liabilities......     101,673                       88,306                       19,025                     14,690
Shareholders'
equity...........     147,275                       72,036                       70,339                     55,787
                   ----------                   ----------                   ----------                   --------
 Total
 liabilities and
 shareholders'
 equity..........  $2,231,045                   $1,671,113                   $1,418,357                   $848,526
                   ==========                   ==========                   ==========                   ========
Net interest rate
spread...........             $ 48,305   2.60%             $ 33,754   1.62%             $21,109    1.50%           $23,773    2.75%
                              ========                     ========                     =======                    =======
Net interest
margin(2)........                        3.04%                        2.08%                        1.57%                      2.92%
Ratio of
interest-earning
assets to
interest-bearing
liabilities......                      106.85%                      107.62%                      101.45%                    104.66%

----
(1) Net of deferred income and the allowance for loan losses, includes nonaccrual loans.
(2) Average interest cost and net interest margin excluding the interest expense from the Old Notes held at ICII during the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993 were 6.62% and 3.46%, 6.11% and 2.59%, 4.27% and 2.18% and 3.83% and
    2.92%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes accounting for transfers and servicing of financial assets and extinguishment of liabilities. This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment.

  Under SFAS 125, an entity recognizes only assets it controls and liabilities it has incurred, discontinues recognition of assets only when control has been surrendered, and discontinues recognition of liabilities only when they have been extinguished. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets it no longer recognizes. Such retained interests are based on the relative fair values of the retained interests of the subject assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. Under
SFAS 125, certain collateralized borrowings may result in assets no longer being recognized if the assets are provided as collateral and the secured party takes control of the collateral. This determination is based upon whether (i) the secured party is permitted to repledge or sell the collateral and (ii) the debtor does not have the right to redeem the collateral on short notice. Extinguishments of liabilities are recognized only when the debtor pays the creditor and is relieved of its obligation for the liability, or when the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

  SFAS 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is to be amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are to be assessed for impairment based on their fair value.

  SFAS 125 modifies the accounting for interest-only strips or retained interests in securitizations, such as capitalized servicing fees receivable, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment. In this case, it requires that they be classified as available for sale or as trading securities. Interest-only strips and retained interests are to be recorded at market value. Changes in market value are included in operations, if classified as trading securities, or in shareholders' equity as unrealized holding gains or losses, net of the related tax effect, if classified as available for sale. SFAS 125 will be effective for the Company on January 1, 1997. Management of the Company is currently in the process of evaluating the financial impact of this statement on the Company.

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles (including goodwill) to be held and used by an entity by reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment analysis is required and the long-lived asset or identifiable intangible would be reported at the lower of the carrying amount or fair value less cost to sell. The Company adopted this Statement effective January 1, 1996. The adoption of SFAS 121 did not have a material effect on the Company's financial condition or results of operations.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 applies to all transactions in which the Company acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the Company's common stock price, except for employee stock ownership plans. A new method of accounting for stock based compensation arrangements with employees is established by SFAS 123. The new method is based on the fair value method rather than the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123 does not require companies to adopt the new fair value method for purposes of preparing their basic financial statements. Entities are allowed to either continue to use the APB 25 method or adopt the fair value method set forth in SFAS 123. Companies that do not adopt the new fair value method in SFAS 123 for purposes of preparing their basic financial statements are required to include pro forma disclosures in the notes to the basic financial statements. The pro forma disclosures should include the impact of the fair value method on net income and income per share as if SFAS 123 had been adopted. SFAS 123 was adopted as of January 1, 1996. The impact on the Company of adopting SFAS 123 was not material.

RECENT DEVELOPMENT

  The California Department of Corporations and the FDIC recently completed a joint examination of SPTL. As a result of such examination, SPTL entered into a joint memorandum of understanding with the FDIC and the California Department of Corporations. The memorandum of understanding requires certain measures to be taken in the areas of: (i) hiring and retention of management,
(ii) adoption of systems to monitor and control risk, (iii) correction of certain violations of law, (iv) credit review and (v) enhancement of other operational policies. SPTL does not believe that this informal agreement will have an adverse effect either on itself or on the Company. In the event that SPTL fails to comply with the memorandum of understanding, SPTL could be subject to various enforcement actions, including cease and desist orders, criminal or civil penalties, removal of management and directors from office, termination of deposit insurance or the revocation of SPTL's charter. Any such enforcement action could have a material adverse effect on the Company. See "Business--Regulation."

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

  The Company is a diversified commercial and consumer finance company. In 1995, the Company began to reposition its business from originating and selling conforming residential mortgage loans to offering higher margin loan and lease products. The Company accomplished this repositioning through a business strategy that emphasizes: (i) opportunistic expansion and acquisitions of businesses in niche segments of the financial services industry, (ii) conservative and disciplined underwriting and credit risk management, (iii) loan and lease originations, where possible, on a wholesale basis, (iv) securitization or sale in the secondary market of substantially all of the Company's loans and leases, other than those held for investment by SPTL and (v) maintaining business and financial flexibility to take advantage of changing market conditions with respect to specific financial services businesses.

  For the nine months ended September 30, 1996, a substantial portion of the Company's operations were conducted through its non-conforming residential mortgage lending subsidiary, SPFC. In June 1996, as part of the Company's repositioning, SPFC engaged in an initial public offering of its common stock pursuant to which ICII was a selling shareholder. In November 1996 and March 1997, ICII sold additional shares of its SPFC common stock reducing its ownership percentage to 49.4% as of March 31, 1997. As a result, commencing with the three months ended March 31, 1997 the financial statements of SPFC will no longer be consolidated with those of ICII. For a further description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

  The Company has diversified its loan and lease products by focusing on the creation and acquisition of additional finance businesses in order to reduce dependency on residential mortgage lending. When acquiring new businesses or targeting expansion opportunities, the Company seeks to retain existing management and recruit additional experienced management to increase growth and profitability and to reduce the risks associated with operating the newly acquired entity. For the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company originated or acquired $1.6 billion and $3.1 billion of loans and leases, respectively. During these periods, conforming residential mortgage loans decreased as a percentage of total loans and leases from 58% to 20%, while non-conforming residential mortgage loans increased as a percentage of total loans and leases from 28% to 31%, commercial mortgage loans increased as a percentage of total loans and leases from 9% to 32%, business loans and leases increased as a percentage of total loans and leases from 3% to 14% and consumer loans increased slightly from 2% to 3% of total loans and leases. In addition, during the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company completed securitization transactions of $934.5 million and $1.0 billion, respectively. The Company offers loan and lease products in the following sectors:

FRANCHISE LENDING

 Acquisition of FMAC

  In June 1995, the Company established FMAC, whose assets were acquired from a division of Greenwich Financial Capital Products, Inc. ("Greenwich"), including all of Greenwich's rights under certain servicing contracts entered into by FMAC's predecessor (the "Servicing Contracts"). The Servicing Contracts pertained to the servicing of franchise mortgage loans that were previously securitized by Greenwich through FMAC's predecessor. In connection with the acquisition, the Company and its affiliates assumed certain liabilities related to the Servicing Contracts and Greenwich agreed to act as the Company's exclusive agent in connection with the securitization of franchise mortgage loans for a period of 24 months. The net purchase price for these assets was approximately $7.8 million.

  Concurrently with the closing of the transactions described above, the Company entered into an operating agreement with Wayne L. Knyal ("Knyal"), the former president of FMAC's predecessor, for the formation of FMAC. FMAC was formed to originate, securitize and service franchise mortgage loans. Under the terms of the operating agreement, in exchange for a 66.7% ownership interest in FMAC, the Company contributed to FMAC approximately $1.3 million in cash and all of the assets purchased from Greenwich other than the Servicing Contracts. In exchange for a 33.3% ownership interest in FMAC, Knyal caused his wholly-owned subsidiary, Franchise Mortgage Acceptance Corporation ("FMAC Corporation"), to contribute to FMAC all of its rights under a servicing contract pertaining to franchise mortgage loans that were previously securitized by FMAC Corporation. FMAC's headquarters and operations center are located in Greenwich, Connecticut.

 General

  FMAC is a full service franchise finance company engaged in the business of originating loans and equipment leases to top-tier established franchisees of national and regional franchise concepts, most of which are then securitized into investment grade structures and sold to institutional investors. During the nine months ended September 30, 1996, and for the six-month period ended December 31, 1995, FMAC originated or acquired $304.4 million and $163.5 million and securitized $167.4 million and $105.2 million of franchise mortgage loans, respectively. At September 30, 1996 and December 31, 1995, none of the loans included on the Company's consolidated balance sheet originated by FMAC were delinquent. The Company's current product line consists of enterprise loans, which are loans to finance the operation of existing franchise units, development loans, which are loans to fund construction of new units, other real estate loans, which are loans to acquire additional units, and equipment financing, which are loans and leases for franchise equipment. To reduce credit risk, the Company strategically focuses on lending to established franchise owners who typically own three or more units, have three or more years of ownership experience in the concept, or have an equivalent ownership tenure in a different major concept.

  FMAC historically has focused on lending to national and regional franchise concepts such as Taco Bell, Burger King, Hardee's, Pizza Hut, Wendy's and KFC. The Company intends to further expand its lending within the food service industries to casual dining and buffet style restaurant franchises. Additionally, the Company intends to expand into other food and non-food related franchise concepts.

  In connection with its lending activities, the Company has taken equity positions in borrowers and intends to expand such interests in the future to improve its returns. For example, in June 1996, FMAC provided a $40.0 million acquisition loan to Summerwood LP ("Summerwood") for the acquisition of 65 Taco Bell and six KFC restaurants in the greater Philadelphia area. The restaurant assets were comprised of a mixture of fee and leased properties, restaurant operating equipment, and the development rights for the Philadelphia markets for 34 additional Taco Bell and 10 KFC restaurants. Included in the transaction were warrants to acquire in excess of one-third of the ownership of Summerwood.

  In February 1996, FMAC established a division doing business under the name Imperial Golf Finance Group, which expands FMAC's financing to owners and operators of golf courses nationwide, with a focus on lending to experienced golf course operators. For the nine months ended September 30, 1996, FMAC made $3.2 million in loan originations related to the golf industry.

 Industry Data

  According to the 1996 Edition of the Franchise Opportunities Guide (the "Guide"), there are more than 550,000 domestic franchise businesses currently generating more than $800 billion in sales. According to the Guide, sales by franchised businesses now total more than one-third of the United States retail market and more than seven million people draw their paychecks from franchised businesses.

  The Company believes that substantial business opportunities exist in the growing franchise finance market. Although the term franchise is typically associated with fast food restaurants, there are a multitude of franchise businesses offering a variety of products and services such as home sales, car maintenance and hair cutting.

  Members of FMAC's management group have gained extensive experience in the development and refinement of systems of operation, management and research which have enhanced FMAC's ability to identify, evaluate and structure new investments. FMAC's experience in the restaurant franchise industry results in efficient, in-house performance of loan origination, real estate acquisition and management. FMAC utilizes experienced loan originators recruited from banking and commercial finance companies to analyze operations data, assess real estate values, process and document loan files, and implement FMAC's business growth strategy.

 Loan Originations

 Overview

  Enterprise loans--Enterprise loans are fixed or variable rate loans offered to finance the operation of existing franchise units. These loans are used to refinance existing franchise debt of the borrower or for working capital purposes. Enterprise loans generally have a term and amortization of up to 15 years and are partially secured by taking a first lien on all available franchise furniture, fixtures and equipment. FMAC focuses on the cash flow of the franchise concept for repayment of an enterprise loan since neither the franchise mortgage nor the franchise agreement is assigned to secure the loan; the continued ability of the borrower to operate the franchise in a cash positive manner is essential to the borrower's ability to repay.

  Development loans--Development loans are variable rate loans offered to fund the development and construction of new franchise units. Development loans generally have a term and amortization of up to 15 years and are secured by the franchise mortgage or leasehold interest as well as all available franchise furniture, fixtures and equipment.

  Other real estate loans--Other real estate loans are fixed or variable rate loans offered to acquire additional franchise units, which may include the underlying real estate interest. Other real estate loans generally have a term and amortization of up to 15 years and are secured by the franchise mortgage or leasehold interest as well as all available franchise furniture, fixtures and equipment.

  Equipment financing--FMAC offers both equipment loans and equipment leases to finance the acquisition of franchise concept equipment. Equipment loans and leases generally have a term and amortization of up to five years and are secured by the underlying financed equipment.

  The following table sets forth FMAC's loan originations by type of loans for the periods presented.

                                       NINE MONTHS ENDED                           SIX MONTHS ENDED
                                      SEPTEMBER 30, 1996                           DECEMBER 31, 1995
                          ------------------------------------------- -------------------------------------------
                                                             WEIGHTED                                    WEIGHTED
                          NUMBER OF  PRINCIPAL               AVERAGE  NUMBER OF  PRINCIPAL               AVERAGE
                            LOANS      AMOUNT    % OF TOTAL  INTEREST   LOANS      AMOUNT    % OF TOTAL  INTEREST
                          ORIGINATED ORIGINATED ORIGINATIONS   RATE   ORIGINATED ORIGINATED ORIGINATIONS   RATE
                          ---------- ---------- ------------ -------- ---------- ---------- ------------ --------
                                                          (DOLLARS IN THOUSANDS)
Enterprise Loans
 Fixed rate loans.......      97      $ 51,777      17.0%     10.32%      82      $ 52,740      32.3%     10.11%
 Variable rate loans....      61        35,938      11.8       8.91%      30        12,377       7.6       8.53%
                             ---      --------     -----                 ---      --------     -----
 Total..................     158        87,715      28.8                 112        65,117      39.9
                             ---      --------     -----                 ---      --------     -----
Development Loans
 Fixed rate loans ......     --            --        --         --       --            --        --         --
 Variable rate loans....      50        64,818      21.3       9.45%       6         5,955       3.6       9.38%
                             ---      --------     -----                 ---      --------     -----
 Total..................      50        64,818      21.3                   6         5,955       3.6
                             ---      --------     -----                 ---      --------     -----
Other Real Estate Loans
 Fixed rate loans.......     119        98,375      32.3      10.32%      84        73,643      45.0       9.97%
 Variable rate loans....      63        53,523      17.6       8.96%      20        18,784      11.5       8.57%
                             ---      --------     -----                 ---      --------     -----
 Total..................     182       151,898      49.9                 104        92,427      56.5
                             ---      --------     -----                 ---      --------     -----
  Total(1)..............     390      $304,431     100.0%                222      $163,499     100.0%
                             ===      ========     =====                 ===      ========     =====

--------
(1) Excludes $0.7 million of equipment leases originated during the nine months ended September 30, 1996. There were no equipment leases originated during the period from June 30, 1995 through December 31, 1995.

  All of FMAC's borrowers must have a franchise agreement in place with an approved concept franchisor. The following table sets forth FMAC's loan originations by franchise concept.

                                 NINE MONTHS ENDED                   SIX MONTHS ENDED
                                 SEPTEMBER 30, 1996                 DECEMBER 31, 1995
                         ---------------------------------- ----------------------------------
                         NUMBER OF  PRINCIPAL               NUMBER OF  PRINCIPAL
                           LOANS      AMOUNT    % OF TOTAL    LOANS      AMOUNT    % OF TOTAL
                         ORIGINATED ORIGINATED ORIGINATIONS ORIGINATED ORIGINATED ORIGINATIONS
                         ---------- ---------- ------------ ---------- ---------- ------------
                                                (DOLLARS IN THOUSANDS)
Taco Bell...............    150      $110,234      36.2%        44      $ 33,599      20.6%
Burger King.............     85        84,728      27.8         54        38,503      23.6
Hardee's................     58        41,241      13.6         39        33,447      20.4
Wendy's.................     35        25,144       8.3         22        16,769      10.3
Pizza Hut...............     14         8,093       2.7         44        27,925      17.0
TGI Friday's............      3         7,567       2.5          1         2,550       1.6
Long John Silvers.......     15         6,850       2.2         --            --        --
KFC.....................     11         5,905       1.9         18        10,706       6.5
Other...................     19        14,669       4.8         --            --        --
                            ---      --------     -----        ---      --------     -----
   Total................    390      $304,431     100.0%       222      $163,499     100.0%
                            ===      ========     =====        ===      ========     =====

  Geographic Distribution--The following table sets forth by state the number of loans originated by FMAC for the periods presented.

                                 NINE MONTHS ENDED                   SIX MONTHS ENDED
                                 SEPTEMBER 30, 1996                 DECEMBER 31, 1995
                         ---------------------------------- ----------------------------------
                         NUMBER OF  PRINCIPAL               NUMBER OF  PRINCIPAL
                           LOANS      AMOUNT    % OF TOTAL    LOANS      AMOUNT    % OF TOTAL
                         ORIGINATED ORIGINATED ORIGINATIONS ORIGINATED ORIGINATED ORIGINATIONS
                         ---------- ---------- ------------ ---------- ---------- ------------
                                                (DOLLARS IN THOUSANDS)
Pennsylvania............     54      $ 32,567      10.7%        --      $     --        --%
Connecticut.............     34        30,749      10.1         14         7,859       4.8
New Jersey..............     25        26,427       8.7          6         6,258       3.8
California..............     21        18,511       6.1         16        10,475       6.4
Maryland................     14        17,346       5.7          2         1,407       0.9
Texas...................     19        15,057       4.9         16        13,445       8.2
North Carolina..........      9        12,372       4.1         17         9,588       5.9
Nevada..................     18        11,284       3.7         --            --        --
New Hampshire...........     13         9,780       3.2         --            --        --
Delaware................     13         8,685       2.8         --            --        --
Alabama.................     11         8,533       2.8         --            --        --
New York................     14         8,208       2.7          9         6,464       4.0
Wisconsin...............      9         8,170       2.7         13         9,327       5.7
New Mexico..............     19         8,015       2.6          1           189       0.1
Virginia................      9         7,524       2.5         25        18,819      11.5
Massachusetts...........     10         7,203       2.4          4         4,197       2.6
Tennessee...............      8         6,850       2.2         --            --        --
Georgia.................      5         6,513       2.1         16        11,583       7.1
Ohio....................      9         6,395       2.1          7         8,192       5.0
Minnesota...............      6         6,239       2.0          7         5,781       3.4
Illinois................      8         5,041       1.7          6         4,986       3.1
Florida.................      7         4,168       1.4          6         4,634       2.8
South Carolina..........      4         3,579       1.2          8         5,391       3.3
West Virginia...........      4         3,454       1.1         --            --        --
Oklahoma................     13         3,445       1.1          9         1,929       1.2
Michigan................      4         3,417       1.1          6         4,828       3.0
Indiana.................      5         3,257       1.1         --            --        --
Kansas..................      1         3,029       1.0          3         1,927       1.2
Colorado................      4         1,640       0.5          6         3,807       2.3
Kentucky................      1         1,177       0.4          4         5,423       3.3
Iowa....................      1           800       0.3          2         1,954       1.2
Alaska..................      1           750       0.3         11         8,259       5.1
Missouri................     --            --        --          4         3,884       2.4
Other...................     17        14,246       4.7          4         2,893       1.7
                            ---      --------     -----        ---      --------     -----
   Total................    390      $304,431     100.0%       222      $163,499     100.0%
                            ===      ========     =====        ===      ========     =====

 Underwriting

  Under FMAC's current underwriting guidelines, each franchisee loan is originated after a review of the applicant's ability to repay the franchisee loan, the adequacy of the cash flow of both the franchise unit and the borrower, and the real and tangible personal property that serves as collateral for such franchisee loan. FMAC has created an underwriting model which incorporates management's assumptions, which are based upon industry statistics, into an underwriting formula. Loan officers input data provided by potential borrowers and determine whether or not a loan would qualify under FMAC's underwriting guidelines. FMAC's loan originations typically range in size from $250,000 to $2.0 million for each franchise location. The majority of borrowers are multiple unit operators.

  For all loans, the borrower completes an environmental questionnaire and FMAC obtains a report from a third party service which identifies environmental risks in the vicinity. Certificates of occupancy are requested on all units. Additionally, Uniform Commercial Code ("UCC") searches are conducted for all borrowers before and after origination of a loan. FMAC prefers franchisees to pay off all existing loans and equipment leases with FMAC loan proceeds. For cases in which encumbrances will survive the funding of the franchisee loan, FMAC reviews all such notes, pledge and security agreements, and loan documents.

  Although the franchise agreement is not assigned to secure the franchisee loan, the continued ability of the borrower to operate the franchise is essential to ensure the borrower's ability to repay the franchisee loan. FMAC reviews a copy of the executed franchise agreement to verify (i) that the borrower is the franchisee or has been granted an assignment of franchisee rights from the franchisor, (ii) that the duration of the franchise term is as reported by the borrower and (iii) that the renewal section of the agreement provides for renewals of the franchise term, particularly when the franchise term does not exceed the loan term. In the event a loan term exceeds the term of a borrower's franchise agreement, the loan documentation provides that it is an event of default (entitling FMAC to accelerate the loan at a premium) if the franchise agreement is not renewed. If a franchise agreement is not renewed, FMAC can permit a borrower to provide substitute collateral satisfying FMAC's underwriting guidelines. Additionally, a certificate of good standing is required from the franchisor. Units must meet minimum seasoning requirements which are typically 12 months of operation. The amount of seasoning generally required is three years for single unit borrowers and three to 12 months for multi-unit borrowers.

  FMAC reviews the organizational documents of borrowers which are business entities and reviews the personal net worth of borrowers who are individuals. Business credit reports are obtained for all borrowers. Personal credit reports are obtained for majority owners of all borrowers. For borrowers organized as sole proprietorships (other than multi-unit borrowers) and in certain other cases, personal guarantees are required from the principals. All former bankruptcies must be discharged and the time since discharge must be at least five years except in extraordinary circumstances.

  Three years of historical operating statements, if available, are required of all borrowers. FMAC analyzes the revenue and expense numbers to determine the ability of the unit to support the repayment of a prospective franchisee loan. Two measures are calculated for this purpose: fixed charge coverage ratio, i.e., the ratio of cash flow to fixed charges of both the borrower and the unit, which is generally required to be 1.15x to 1.25x and loan-to-business value of the unit. The "business value" of a franchise unit is derived from a formula based upon the franchise concept and the revenues (sales) and cash flow generated by the franchise unit through its operations, which in turn is dependent upon and derived from a borrower's franchise agreement with (or license from) the franchisor. In the case of development loans, the maximum loan-to-business value is 70% and, in the case of enterprise loans, the maximum loan-to-business value is 65%. Exceptions to these maximum loan-to-business values may be made in certain circumstances and with respect to single-unit borrowers more stringent loan-to-business value standards are required.

 Marketing

  FMAC originates the majority of its loans through its marketing department, comprised of account executives located in seven offices that have established relationships with franchise operators located in all 50 states. FMAC's offices are in Alabama, California, Colorado, Connecticut, Georgia, Nebraska and Washington. FMAC is actively seeking to expand and diversify its financing operations pursuant to selected franchise operating statistics and other criteria developed by FMAC, which are intended to identify attractive markets for FMAC's products.

  Applicants are identified through direct solicitation, targeted mailings, phone solicitations, participation at franchisee conventions, and through existing customer contacts. Prospective borrowers are contacted by a lending officer and complete an application for each franchisee location. In addition to an application, FMAC reviews substantial required documentation depending on the nature of the borrower and the collateral securing the loan. If a borrower meets FMAC's underwriting criteria, the account executive uses the FMAC underwriting model to generate a loan proposal. FMAC funds over 90% of all loan proposals generated by its underwriting model.

  FMAC's databases include specific franchise location data for over 20 franchise concepts, including demographic information, traffic volumes and information about surrounding retail and other commercial development that generate customer traffic for franchise establishments. FMAC also maintains a database of approximately 3,000 chain restaurant industry participants, as well as databases of unit-level financial performance for existing and prospective clients. FMAC has the ability to integrate information collected on sales performance and restaurant location with a mapping system which contains demographic, retail space, traffic count and street location information for every significant market in the United States. FMAC also has collected extensive data regarding management practices within several franchised industries, franchisor practices and industry trends.

  The information collected by FMAC is actively used to assess lending opportunities, measure prospective credit risk, evaluate portfolio performance and manage underperforming assets. FMAC intends to continually develop, improve and use its knowledge of franchised enterprises through research and broader application of information technology to lower portfolio risk, improve performance, expand into other franchise concepts and improve its competitive advantage.

BUSINESS FINANCE LENDING

  The Company, through IBC, and SPTL's CBC, LPIG and Auto Lend divisions, engages in business finance lending, which consists of commercial equipment leasing, asset-based lending, loan participations and automobile inventory financing for automobile dealers.

 ASSET-BASED LENDING

 Acquisition of CBC

  On September 30, 1995, as part of the Company's strategy to diversify its lending operations, the Company acquired from Coast Federal Bank, all of the outstanding capital stock of CoastFed Business Credit Corporation ("CBCC"), a financial services company engaged primarily in the asset-based commercial lending business. The purchase price was approximately $150.0 million.

  Concurrently with the closing of the transaction described above, CBCC was merged with and into SPTL. Upon consummation of the merger, CBCC became the Coast Business Credit operating division of SPTL ("CBC").

 General

  CBC is a senior secured asset-based lender which has historically lent primarily to California-based companies. While CBC's headquarters are located in West Los Angeles, California and CBC's principal activities are based in California, during 1996 CBC executed an expansion plan which has increased its customer base outside of California. CBC now operates three loan production centers in California and additional loan production centers in Boston, Minneapolis, Atlanta, Portland and Seattle. At September 30, 1996, and December 31, 1995, CBC had outstanding loans totaling $278.9 million and $154.2 million, respectively. CBC had unused loan commitments of $236.4 million at September 30, 1996.

  CBC's principal business is asset-based lending to small- to medium-sized businesses with annual revenues ranging from approximately $10 million to $100 million. Generally, such businesses are constrained from obtaining financing from more traditional credit sources such as commercial banks due to inadequate equity capitalization, limited operating history, lack of profitability or financing needs below commercial bank minimum size requirements. CBC has focused its lending activities on high technology businesses engaged in the computer industry, many of which are backed by venture capital investors. At September 30, 1996, CBC had outstanding loans totaling $74.3 million to technology companies.

  At September 30, 1996, CBC's loan portfolio represented lending relationships with 104 customers, with an average total loan per customer of $2.7 million. The Company believes that CBC's relationships with venture capital investors and its industry expertise contribute to CBC's ability to distinguish itself from its competitors and grow its lending relationships.

  The Company believes that CBC's pricing is competitive with pricing charged by other commercial finance companies. In addition, CBC attempts to be flexible in the structuring of its revolving credit lines and to provide prompt service in order to gain an advantage over its competitors. When CBC competes against more traditional lenders, it competes less on price and more on flexibility, speed of funding and the relative simplicity of its documentation. CBC strives to fund its initial advance under a loan to an approved client within three weeks of CBC's receipt of required information with respect to the client, and strives to fund future advances generally by the next business day after CBC's receipt of required documentation.

 Loan Products and Originations

  CBC's loans are categorized based on the type of collateral securing the loan. CBC makes revolving loans primarily secured by accounts receivable and secondarily by inventory. It also makes term loans secured by real property, equipment or other fixed assets. CBC also periodically enters into participations with other commercial finance companies. CBC's loans typically have maturities of two to five years, providing borrowers with greater flexibility to manage their borrowing needs. These loans have an automatic renewal for a one year period at the end of such contract term unless terminated by either party (usually requiring 60 days written notice prior to the end of such term). Equipment loans are term loans typically with three- to five-year amortization periods, but are due and payable upon termination of the master loan and security agreement.

  The principal types of loans made by CBC are as follows:

  Accounts Receivable Loans--These loans are revolving lines of credit that are collateralized principally by accounts receivable. Borrowers normally remit their customer accounts receivable payments directly to CBC, usually on a daily basis. CBC deposits the payments daily and applies the funds to the borrowers' loan balances. CBC typically lends up to 80% of the principal balance of accounts receivable that meet CBC's eligibility requirements.

  Inventory Loans--These loans are revolving lines of credit that are collateralized by eligible inventory restricted to raw materials and finished goods and are made only in conjunction with accounts receivable loans to qualifying borrowers. Borrowers are required to provide CBC with monthly inventory designations that are supported by a physical listing or a copy of a perpetual computer listing. These reports are compared to the borrower's financial statements for accuracy and CBC advances a percentage of the eligible inventory value. Inventory loans are primarily structured as revolving lines of credit, but under certain circumstances may be structured to incorporate monthly amortization.

  Participation Loans--These loans consist of term loans or revolving lines of credit in which CBC and other lenders (banks or other asset-based lenders) jointly lend to borrowers when the loan amount exceeds the lending limits of an individual lender.

  Set forth below is a table showing the principal amount of CBC's loans outstanding as of September 30, 1996 and December 31, 1995, and the percentage of CBC's portfolio comprised of each loan type as of such date.

                                           AT SEPTEMBER 30,    AT DECEMBER 31,
                                                 1996               1995
                                           -----------------  -----------------
                                           OUTSTANDING % OF   OUTSTANDING % OF
                                             BALANCE   TOTAL    BALANCE   TOTAL
                                           ----------- -----  ----------- -----
                                                 (DOLLARS IN THOUSANDS)
   Accounts receivable loans..............   $209.8     75.2%   $127.3     82.6%
   Inventory loans........................     31.8     11.4      18.9     12.3
   Participation loans(1).................     37.3     13.4       8.0      5.1
                                             ------    -----    ------    -----
     Total................................   $278.9    100.0%   $154.2    100.0%
                                             ======    =====    ======    =====

--------
(1) Participation loans include $42.3 million and $10.3 million purchased and $5.0 million and $2.3 million sold at September 30, 1996 and December 31, 1995, respectively.

  The weighted average yield on CBC's loans outstanding was 12.14% and 13.25% at September 30, 1996 and December 31, 1995, respectively.

  CBC had commitments to make additional fundings on lines of credit with existing borrowers totaling approximately $236.4 million and $209.9 million at September 30, 1996 and December 31, 1995, respectively; however, each additional funding is contingent upon the borrower's maintaining both sufficient collateral and compliance with the terms and conditions of the loan documents.

 Underwriting

  Before a credit line is established, CBC policy requires a review of the prospective client, its principals, business and customer base, including a review of financial statements and other financial information, legal documentation, samples of invoices and related documentation, operational matters and accounts receivable and payable. Following this review, CBC confirms certain matters with respect to the prospective client's business and the collectibility of the client's commercial receivables and other potential collateral by conducting public record searches for liens, conducting credit reviews of the prospective client and its principals, contacting major customers and suppliers to identify potential problems, and conducting an on-site audit of the prospective client's invoice, bookkeeping and collection procedures to verify that they are properly conducted and operationally compatible with CBC's operations. For high technology borrowers, particular emphasis is placed on comprehending the underlying value of the technology itself, including the value of the borrowers' intangible assets.

  After the preliminary review and diligence, CBC requires the prospective borrower to provide a deposit for fees, orders appraisals if lending against inventory, equipment or real estate and schedules an audit. CBC's audit staff conducts audits generally consisting of a due diligence review of the prospective borrower's accounting and financial records, including a statistical review of accounts receivable and charge-off history. CBC auditors then submit their audit reports and work papers to CBC's credit committee for review prior to the extension of credit.

  In making a decision to approve a credit line, CBC establishes credit limits under the revolving credit line and analyzes the prospective client's customer base to assure compliance with CBC's policies generally limiting CBC's overall exposure to individual borrowers, especially with respect to privately held or non-investment grade borrowers. When deemed necessary for credit approval, CBC may obtain guaranties or other security from a client or its affiliates and may also obtain subordination and intercreditor agreements from the borrower's other lenders. Although CBC's underwriting guidelines specify a review of the factors described above, CBC does not apply a rigid scoring system to prospective borrowers and decisions to enter into a relationship with a prospective client are made on a case-by-case basis.

  CBC's underwriting guidelines and policies provide that, prior to each funding of a loan, the account executive assigned to the borrower (i) obtains the original or a copy of the invoice to be sent to the borrower and the purchase order (if one is required by CBC) related to such invoice, (ii) confirms the validity and accuracy of a representative sampling of invoices and (iii) mails a letter, on the borrower's letterhead, to the new borrower's customer which introduces CBC and requests that payment be made directly to CBC.

 Credit Monitoring and Controls

  An assigned CBC account executive monitors each borrower's credit, collateral and advances. All account executives are required to meet with each of their assigned borrowers at least quarterly to monitor the borrower's business, physically inspect the borrower's facilities and equipment and discuss problems the borrower may be experiencing.

  CBC monitors borrowers' accounts receivable using three forms. The first form is an accounts receivable aging analysis report prepared monthly by the loan processor and reviewed by the account executive, and which includes, among other things, details pertaining to account concentrations and aging trends. The second is an accounts receivable activity summary prepared weekly by the loan processor and reviewed by the account executive, summarizing borrowings, repayments and pledged collateral. The third is a daily report prepared by the borrower and reviewed by the account executive to determine credit availability for a particular day.

  In addition to the foregoing monitoring procedures, interim audits of all borrowers are scheduled as deemed appropriate. Also, each account is reviewed on its anniversary date and revolving lines are reviewed and reconciled on a monthly basis.

  Where liquidation is required for repayment of an outstanding loan, CBC attempts to effect a consensual possession of the subject collateral property and joint collection of accounts receivable. In certain instances, court action may be required to ensure collection of receivables and possession of pledged assets. CBC has not experienced any loan losses since its acquisition by the Company.

 Marketing

  CBC obtains business through referrals from banks, venture capitalists, accounting firms, management consultants, existing borrowers, other finance companies and independent brokers. CBC's marketing officers call on CBC's referral sources to identify and receive introductions to potential clients and to identify potential clients from database searches. CBC currently compensates its marketing personnel with what it believes are competitive base salaries and commissions based on funded transactions in order to motivate and reward the creation of new business and the renewal of existing business. Such commissions can be a significant portion of the total compensation paid to CBC's marketing personnel. CBC's marketing personnel have no credit decision authority.

  The Company believes that CBC's marketing strengths are its rapid response time and high level of service. The Company believes that, based on CBC's experience with technology credits and valuation of their associated tangible and intangible assets, CBC is able to quickly evaluate potential borrowers, providing it with a competitive advantage over other lenders with less experience lending to high technology companies. The Company also believes that CBC's ability to quickly evaluate credit decisions and provide loans to borrowers who, for various reason, have not established relationships with traditional lenders, has resulted in a loyal customer base.

 EQUIPMENT LEASING

  In May 1995, the Company expanded its existing commercial equipment leasing business conducted by its wholly-owned subsidiary, Imperial Business Credit, Inc. ("IBC"), through the acquisition of the assets and the assumption of certain liabilities of First Concord Acceptance Corporation ("FCAC"), a Colorado corporation engaged in the origination, acquisition and servicing of business equipment leases. The sale was effectuated pursuant to an asset purchase agreement among the Company, FCAC and Oren L. Benton, FCAC's majority shareholder ("Benton"). In connection with the purchase of FCAC's assets, the Company or its affiliates also purchased 100% of the partnership interests of three partnerships controlled by Benton that were formed for the purpose of securitizing certain of FCAC's lease receivables. The net purchase price for FCAC's assets and the partnership interests was approximately $21 million.

  In October 1996, IBC acquired substantially all of the assets of Avco Leasing Services, Inc. and all of the assets of Avco Financial Services of Southern California, Inc. related to its business of originating and servicing business equipment leases and agreed to assume certain related liabilities in connection therewith from Avco Financial Services, Inc. (the "Avco Acquisition").

 General

  IBC's corporate headquarters are located in Rancho Bernardo, California. IBC carries out its business equipment leasing operations from both its headquarters and its sales office in Denver, Colorado.

  IBC's lease originations totaled $54.6 million and $36.0 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively. During the nine months and year ended September 30, 1996 and December 31, 1995, IBC securitized $67.7 million and $85.2 million of leases.

 Lease Finance Operations

  IBC is in the business of leasing equipment, including copying, data processing, communication, printing and manufacturing equipment, exclusively to business users. Initial lease terms typically range from 24 months to 60 months. IBC will commit to purchase this equipment only when it has a signed lease with a lessee who satisfies its credit and funding requirements. Substantially all the leases written by IBC are full-payout ("direct financing") leases that allow IBC to sell or re-lease the equipment upon termination of the lease. IBC occasionally purchases small portfolios of existing equipment leases from brokers with whom it has established relationships. These portfolios are evaluated on an individual basis according to IBC's established credit policy. The Company believes that these acquisitions allow IBC to grow with greater efficiency than usual at a level of decreased risk due to the portfolio aging that has occurred on the books of the originating broker. IBC uses an established computer system and related software systems to process lease applications, book leases and post lease payments and closely monitor credit processing and collections. These systems have in part been developed by IBC management.

  Upon expiration of the initial lease terms of its direct-financing leases, IBC expects, on average, to realize slightly more than the "residual value" at which the leased equipment is carried on IBC's books. IBC's ability to recover the recorded estimated residual value depends on the accuracy of initial estimates of the equipment's useful life, the market conditions for used equipment when leases expire, and the effectiveness of IBC's program for re-leasing or otherwise disposing of leased equipment. Residual recovery, however, is not required for IBC to achieve a profitable return on its investment. The residual is usually worth 1% to 2% of the gross yield depending upon the original lease term, further mitigating against the residual risk inherent in the portfolio.

  The following table sets forth IBC's lease originations by equipment type for the period presented.

                                         NINE MONTHS ENDED
                                         SEPTEMBER 30, 1996
                                 ----------------------------------
                                   NUMBER   PRINCIPAL
                                 OF LEASES    AMOUNT    % OF TOTAL
                                 ORIGINATED ORIGINATED ORIGINATIONS
                                 ---------- ---------- ------------
                                             (DOLLARS IN THOUSANDS)
Computers--over $10,000.........     342     $11,049       20.2%
Manufacturing/Machine work......     219       7,366       13.5
Restaurant......................     146       3,330        6.1
Miscellaneous equipment.........     135       3,174        5.8
Radio television production
 equipment......................     112       2,784        5.1
Heavy equipment.................      62       2,595        4.8
Furniture and fixtures..........      86       2,565        4.7
Health/Sports equipment.........      97       2,461        4.5
Print/Typeset equipment.........      83       2,132        3.9
Automotive......................      81       1,838        3.4
Dry cleaning/Washing............      71       1,838        3.4
Clothing manufacture............      44       1,827        3.3
Other...........................     776      11,653       21.3
                                   -----     -------      -----
  Total.........................   2,254     $54,612      100.0%
                                   =====     =======      =====

  IBC uses a non-cancelable lease, the terms and conditions of which vary only slightly from transaction to transaction. In substantially all of the leases, lessees are obligated to: (i) remit all rents due, regardless of the performance of the equipment, (ii) operate the equipment in a careful and proper manner and in compliance with governmental rules and regulations, (iii) maintain and service the equipment, (iv) insure the equipment against casualty losses and public liability, bodily injury and property damage and (v) pay directly, or reimburse IBC for, any taxes associated with the equipment, its use, possession or lease, except those relating to net income derived by IBC therefrom. The lease provides that IBC, in the event of a default by a lessee, may declare the entire unpaid balance of rentals due and payable immediately, and may seize and remove the equipment for subsequent sale, re-lease or other disposition.

 Underwriting

  IBC maintains written credit policies that IBC believes are prudent and customary within the lease finance industry. Such policies form the basis for IBC's standardized lease forms and approval processes. On occasion, IBC will make exceptions to its written credit policy for lease brokers with whom IBC has had past positive experience. In general, IBC's credit policies encourage leasing of income-generating equipment. Within these guidelines, there are few specific equipment or industry prohibitions.

  IBC's credit policies allow it to accept credit investigations provided by select brokers and has generated a database about the brokers with whom it does business. IBC also maintains a written collection policy to provide standard collection guidelines. In those instances when a portfolio of leases is acquired, documentation provided by the originating lessor is checked for compliance with IBC's documentation standards before accepting the portfolio for purchase.

 Marketing

  IBC markets its equipment lease products through its own in-house sales force and through its network of professional equipment lease brokers. IBC's 20 person in-house sales force calls end user customers and vendors to solicit their equipment lease transactions. IBC intends to expand its marketing efforts to include more vendors. The sales force also calls on IBC's network of professional equipment lease brokers to solicit these professionals to send their lease transactions to IBC.

  IBC's broker advisory panel consists of a group of its more productive brokers brought together on an annual basis, so that they may have an open interchange of ideas and information regarding IBC and the leasing marketplace. IBC believes the advisory panel serves a multi-purpose function by allowing IBC to reward those brokers that provide a profitable base of business to IBC, and also providing IBC the opportunity to market new ideas and concepts to those brokers before a general release to the leasing community. IBC believes that it benefits by obtaining information on how the brokers work with IBC's competitors (such as special programs and market trends), and this information can then be used to drive future marketing plans.

 LOAN PARTICIPATION AND INVESTMENT GROUP

  SPTL's Loan Participation and Investment Group ("LPIG") was formed in September 1995 to invest in and purchase syndicated commercial loan participations in the secondary market originated by commercial banks. During the nine months ended September 30, 1996, LPIG purchased senior secured loan participations with outstanding loan commitments totaling $236.1 million. Loans outstanding under these commitments at September 30, 1996 were $127.1 million. At September 30, 1996, none of LPIG's loans were 30 days or more delinquent.

  The principal types of loans acquired by LPIG are senior secured bank loans consisting of: (i) revolving lines of credit which allow the borrower to borrow and repay proceeds as needed for working capital purposes, (ii) long-term loans with a specific amortization schedule which requires the borrower to repay the borrowed loans over time, usually on a quarterly basis or (iii) letters of credit which are normally funded as a sublimit under the revolving line of credit commitment. The loans are generally secured by a first priority lien on all of the borrower's property including accounts receivable, inventory and furniture, fixtures and equipment, as well as liens on owned real estate. At September 30, 1996, loan participations held by LPIG ranged in size from approximately $900,000 to approximately $10.0 million.

  LPIG believes that its purchase of senior secured loan participations allows it to build and maintain a loan portfolio without costly direct customer loan servicing and loan origination costs. In addition, such purchases facilitate the maintenance of a portfolio which is diversified both geographically and by industry.

  LPIG's loan underwriting policy requires an analysis of the borrower's ability to repay its debts, as well as an evaluation of the effects of general economic and industry trends and various competitive factors affecting the borrower.

  LPIG's commitments/outstandings by industry type at September 30, 1996:


                                             % OF  TOTAL             % OF TOTAL
                                  COMMITMENT COMMITMENT  OUTSTANDING OUTSTANDING
                                    AMOUNT     AMOUNT      AMOUNT      AMOUNT
                                  ---------- ----------- ----------- -----------
                                              (DOLLARS IN THOUSANDS)
   Manufacturing.................  $ 71,725      30.5%    $ 35,718       28.1%
   Television broadcasting.......    25,000      10.6        8,819        6.9
   Paper.........................    18,512       7.9       10,946        8.6
   Supermarkets..................    17,975       7.6       10,893        8.6
   Defense.......................    13,320       5.7       10,104        8.0
   Hotels........................    10,000       4.2          --         0.0
   Credit information services...    10,000       4.2        8,182        6.4
   Air carrier...................    10,000       4.2        3,019        2.4
   Cable television..............    10,000       4.2        7,250        5.7
   Radio broadcasting............    10,000       4.2          --         0.0
   Retail drugs..................     9,938       4.2        6,308        5.0
   Outdoor advertising...........     9,820       4.2        9,820        7.7
   Food distribution.............     5,000       2.1        5,000        3.9
   Restaurants...................     5,000       2.1        5,000        3.9
   Direct mail advertising.......     4,956       2.1        2,456        1.9
   Park management...............     4,810       2.0        3,610        2.9
                                   --------     -----     --------      -----
     Total.......................  $236,056     100.0%    $127,125      100.0%
                                   ========     =====     ========      =====

 AUTO LEND GROUP

  SPTL's Auto Lend Group ("Auto Lend") was established in September 1996, to provide financing for automobile inventory for automobile dealers. The principal types of loans originated are fixed-rate lines of credit. Auto Lend had $2.5 million of loans outstanding at September 30, 1996. SPTL believes that Auto Lend's products offer synergistic opportunities, when offered in connection with SPTL's sub-prime auto lending ability, to provide car dealers a complete financing package. See "--Consumer Lending--Auto Lending Division."

COMMERCIAL MORTGAGE LENDING

  SPTL's Income Property Loan Division ("IPLD") was formed in February 1994 to expand the Company's apartment and commercial property lending business. For the nine months ended September 30, 1996 and the year ended December 31, 1995, IPLD funded approximately $182.2 million and $160.0 million in loans, respectively. During the nine months ended September 30, 1996 and the year ended December 31, 1995, SPTL completed securitizations of approximately $277.0 million and $57.7 million of multi-family and commercial mortgage loans originated and purchased by IPLD, respectively. At September 30, 1996 and December 31, 1995 $2.0 million and $0.4 million or 1.9% and 0.04%, respectively, of IPLD's outstanding loans were 30 days or more delinquent. At September 30, 1996 and December 31, 1995, $2.0 million and $0.4 million, respectively, of IPLD originated loans were held for investment by SPTL. IPLD generally seeks to make 70% of its loans secured by apartment buildings and 30% of its loans secured by other commercial properties. Most of IPLD's business is generated through in-house loan representatives who market the loans directly to mortgage brokers and borrowers. Virtually all of IPLD's loans are secured by properties in California.

  The focus of IPLD's lending activity is the small loan market for apartments and commercial loans and its maximum loan amount is $2.5 million. SPTL believes that IPLD employs conservative underwriting criteria, which include a maximum loan-to-value ratio of 70% and minimum debt coverage ratio of 1.2x on all loans. Loans secured by income properties entail additional risk as compared to single family residential lending. The payment experience on such loans is generally dependent on the successful operation of the related commercial or multi-family property and can be greatly impacted by adverse conditions in local real estate markets or in the economy.

  All of IPLD's loan programs include 30-year adjustable rate loans tied to the 6-month LIBOR, 1-year Treasury, or Bank of America prime indexes. Margins vary depending on product type, property location and credit history of the borrower. With respect to apartment loans, IPLD uses standard government agency documentation and approved independent appraisers.

CONSUMER LENDING

  Through SPTL, the Company also makes consumer loans consisting of sub-prime automobile finance loans, home improvement loans and other consumer credit.

 AUTO LENDING DIVISION

  ALD was formed in October 1994 to finance new and used automobile purchase contracts. ALD's borrowers are generally credit-impaired and therefore are unable to access alternative sources of financing from banks and captive automobile finance companies. ALD seeks to offset the increased risk of default in its portfolio with higher yields and aggressive servicing and collection activities.

  During the nine months ended September 30, 1996 and the year ended December 31, 1995, ALD originated approximately $24.8 million and $19.0 million, respectively, in automobile loans. SPTL currently generates automobile loans through three Northern California retail offices and anticipates expanding its activities within California.

 HOME IMPROVEMENT LOANS AND OTHER CONSUMER CREDIT

  CCD was formed in early 1994 to offer loans primarily to finance home improvements and consumer goods. CCD's business is developed through a network of retailers and contractors throughout California. All loans are centrally processed, approved and funded at CCD's headquarters in Irvine, California.

  Home improvement loans offered by CCD range from $5,000 to $350,000 and include major remodeling projects that are sometimes coupled with refinancings. CCD's typical loan is secured by a junior lien. In addition, CCD purchases unsecured installment sales contracts to finance certain home improvements such as air conditioning, roofing and kitchen and bathroom remodeling.

  During the nine months ended September 30, 1996 and the year ended December 31, 1995, CCD originated $16.5 million and $14.6 million in loans, respectively, all of which are held for investment. At September 30, 1996 and December 31, 1995 $0.6 million and $0.6 million or 1.6% and 2.3%, respectively, of CCD's outstanding loans were 30 days or more delinquent.

OTHER ACTIVITIES

 SPFC

  During the nine months ended September 30, 1996 and the year ended December 31, 1995, a substantial portion of the Company's operations were conducted through its non-conforming residential mortgage lending subsidiary, SPFC. SPFC commenced operations in January 1993 as a division of SPTL, and has been an operating subsidiary of ICII since April 1995. SPFC completed an initial public offering of its common stock in June 1996 and its stock is listed on the New York Stock Exchange under the symbol "SFC." As of November 30, 1996, ICII owned 51.2% of SPFC. In March 1996, ICII reduced its percentage ownership of SPFC to 49.4%. As a result, commencing with the three months ended March 31, 1997, the financial statements of SPFC will no longer be consolidated with those of ICII. For a description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

  SPFC is a specialty finance company engaged in the business of originating, purchasing and selling high-yielding, sub-prime mortgage loans secured primarily by one-to-four family residences. The majority of SPFC's loans are made to owners of single family residences who use the loan proceeds for purposes such as debt consolidation, financing of home improvements and educational expenditures. SPFC focuses on lending to individuals who often have impaired or unsubstantiated credit histories and/or unverifiable income. As a result, SPFC's customers are less likely to qualify for loans from conventional sources and generally pay higher interest rates as compared to interest rates charged by conventional mortgage sources. Substantially all of SPFC's mortgage loans originated or purchased during the nine months ended September 30, 1996 and the year ended December 31, 1995, were secured by first mortgages, and the remainder were secured by second mortgages. SPFC originates and purchases loans through its wholesale division (the "Wholesale Division"), its correspondent program (the "Correspondent Program"), its retail/telemarketing division (the "Retail/Telemarketing Division") and its institutional division (the "Institutional Division").

  SPFC originates a majority of its loans through its Wholesale Division, which is currently comprised of approximately 62 account executives located in 15 sales offices who have established relationships with independent mortgage brokers. For the nine months ended September 30, 1996, the Wholesale Division originated loans in 45 states and the District of Columbia. Of the Wholesale Division's 15 sales offices, six are located in California, two in Oregon, and one in each of Washington, Florida, Colorado, Illinois, Massachusetts, Utah and Virginia. The Wholesale Division originated $345.6 million and $267.4 million of loans during the nine months ended September 30, 1996 and the year ended December 31, 1995 respectively, representing 70.5% and 92.7% of total loan originations and purchases during the respective periods.

  SPFC recently formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Retail/Telemarketing Division originates loans through predictive dialing machines, which combine telephone dialing technology with an on-line computer to facilitate the loan origination process. The predictive dialing machine (i) automatically dials prospective borrowers, (ii) provides the telemarketer with an on-screen marketing presentation to market efficiently SPFC's loan products and (iii) provides an interactive loan underwriting program and loan quotation system to assess immediately the prospect's borrowing capability.

  SPFC purchases loans through its Correspondent Program. Loans purchased through the Correspondent Program are complete loan packages that have been underwritten and funded by mortgage bankers or financial institutions. All loans purchased through the Correspondent Program are reunderwritten by SPFC's underwriting staff to determine that the loan packages are complete and materially adhere to SPFC's underwriting guidelines. During the nine months ended September 30, 1996 and the year ended December 31, 1995 SPFC purchased $130.6 million and $21.1 million of mortgage loans, respectively, through its Correspondent Program. The Institutional Division, which began operations in 1996, also originates and purchases loans through relationships developed with small- to medium-sized commercial banks, savings banks and thrift institutions. During the nine months ended September 30, 1996, the Institutional Division originated and purchased $13.7 million of mortgage loans.

  SPFC sells a majority of its loan origination and purchase volume through public securitizations. Generally, in each securitization transaction, SPFC retains an interest in the loans sold through interest-only and residual certificates, which are amortized over an estimated average life. Cash flow received from these interest-only and residual certificates is subject to the prepayment and loss characteristics of the underlying loans. During the nine months ended September 30, 1996 and the year ended December 31, 1995, SPFC securitized $422.4 million and $164.9 million of mortgage loans, respectively.

  SPFC retains the servicing rights on all loans it originates or purchases. In September 1995, SPFC chose to outsource its loan servicing operations to Advanta Mortgage Corp. USA. As of September 30, 1996, SPFC's servicing portfolio (inclusive of securitized loans for which SPFC has ongoing risk of loss but has no remaining servicing rights or obligations) was $651.3 million.

  The delinquency experience as a percentage of loans held for sale or securitization included in SPFC's servicing portfolio and securitized loans originated by SPFC but serviced by an affiliate or by an outside party was 3.9%, 3.4%, 1.3% and 6.9%, at September 30, 1996 and December 31, 1995, 1994
and 1993, respectively.

 ICAI

  Imperial Credit Advisors, Inc. ("ICAI"), a wholly owned subsidiary of ICII, oversees the day-to-day operations of ICMH, pursuant to a management agreement more fully described in "Certain Transactions--Relationships with ICMH--Other Transactions--General."

 DRI

  In September 1996, the Company entered into various transactions with Dabney/Resnick, Inc. subsequently renamed Dabney/Resnick/Imperial, LLC ("DRI"). DRI engages in investment banking activities. ICII has acquired a 1% equity interest in DRI and has purchased a warrant to acquire an additional 48% interest therein.

  DRI is an investment bank that serves institutional, high net worth, and corporate clients. DRI's services include securities underwriting, sales and trading, financial advisory services, investment research, and asset management. DRI manages and underwrites public offerings of securities, arranges private placements and provides advisory and other services in connection with mergers, acquisitions, restructurings, and other financial transactions.

  In March 1997, ICII acquired all of the outstanding shares of Auto Marketing Network, Inc. ("AMN"), a sub-prime auto lender, for $750,000. ICII then advanced AMN $11.5 million to repay amounts owed pursuant to operating lines of credit and for working capital purposes.

 ICIFC

  In November 1995, the Company contributed to ICIFC certain of the operating assets and customer lists of the Company's mortgage conduit operations in exchange for 100% of ICIFC's common stock, representing 1% of the economic interest in ICIFC. Prior to March 31, 1997, ICMH owned 99% of ICIFC's non-voting preferred stock, representing 99% of the economic interest in ICIFC. Since 100% of the common stock of ICIFC was owned by the Company, the Company consolidated the financial statements of ICIFC in its financial statements. As a result, the assets and liabilities of the Company reflected on its balance sheet were significantly greater than they would otherwise be absent such consolidation. However, since the Company only owns 1% of the economic interest of ICIFC, it considered ICIFC's operations immaterial to the Company.

  To more properly reflect the Company's future financial condition, in March 1997 the Company disposed of its common stock interest in ICIFC. As a result, commencing with the three months ended March 31, 1997 the financial statements of ICIFC will no longer be consolidated with those of ICII. For a further description of the effect of such deconsolidation, see "Unaudited Consolidated Pro Forma Financial Statements."

LOANS HELD FOR INVESTMENT

  The following table sets forth certain information regarding the Company's loans held for investment. Substantially all of the Company's loans held for investment are held by SPTL:

                                                    AT DECEMBER 31,
                             AT SEPTEMBER 30, ------------------------------
                                   1996         1995       1994       1993
                             ---------------- --------  ----------  --------
                                            (IN THOUSANDS)
   Loans secured by real
    estate:
   One to four family.......     $ 59,204     $228,721  $  897,494  $ 73,636
   Multi-family.............      234,608        7,028      82,004    61,908
   Commercial...............       25,698      133,189      30,287    21,663
                                 --------     --------  ----------  --------
                                  319,510      368,938   1,009,785   157,207
                                 --------     --------  ----------  --------
   Leases...................          120        7,297      23,667     2,969
   Installment loans........       28,094        1,900       4,290        12
   Commercial loans.........      481,819      311,122       5,882       247
                                 --------     --------  ----------  --------
                                  829,543      689,257   1,043,624   160,435
                                 --------     --------  ----------  --------
   Unearned income..........       (6,138)      (5,217)     (5,900)   (1,406)
   Deferred loan fees.......       (5,739)      (1,540)     (1,115)   (1,180)
                                 --------     --------  ----------  --------
                                  817,666      682,500   1,036,609   157,849
   Allowance for loan
    losses..................      (14,461)     (13,729)     (7,054)   (3,254)
                                 --------     --------  ----------  --------
       Total................     $803,205     $668,771  $1,029,555  $154,595
                                 ========     ========  ==========  ========

  The Company's loans held for investment are primarily comprised of first and second lien mortgages secured by residential and income producing real property in California, leases secured by equipment, asset-based loans to middle market companies mainly in California, and loans to experienced franchisees of national and regional restaurant franchises. As a result, the loan portfolio has a high concentration in the same geographic region. Although the Company has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of California.

  With respect to loans held for investment at SPTL, a continuing decline in California real estate values may adversely affect the underlying loan collateral. In order to reduce the Company's risk of loss on any one credit, the Company has historically sought to maintain a fairly low average loan size within the portfolio of loans held for investment. The average loan size and single largest loan, excluding loans originated by CBC, of the loans originated by and held for investment at SPTL at September 30, 1996 and December 31, 1995 were $0.1 million and $5.8 million, and $0.1 million and $3.4 million, respectively. The largest loan held for investment at September 30, 1996 and December 31, 1995 was a performing loan secured by a first deed of trust.

  NPA's consist of nonaccrual loans, loans with modified terms and OREO. The Company's policy is to place all loans 90 days or more past due on nonaccrual. Any mortgage loans held for sale originated or acquired as part of the Company's former mortgage banking operations which are held more than 90 days after origination are classified as mortgage loans held for investment and are transferred at the lower of carrying value or market value. Such loans may be unsalable for a variety of reasons, including documentation deficiencies, payment defaults or borrower misrepresentations.

  The former mortgage banking operations' OREO arises primarily through foreclosure on mortgage loans repurchased from investors, typically due to a breach of representations or warranties. During the nine months ended September 30, 1996 and for years ended December 31, 1995, 1994 and 1993, the impact of loans repurchased as the result of borrower misrepresentations was not material.

  The following table sets forth the amount of NPA's attributable to the Company's former mortgage banking operations and to all of its other lending activities:

                                                                          AT DECEMBER 31,
                                                 -------------------------------------------------------------------
                          AT SEPTEMBER 30, 1996          1995                   1994                   1993
                          ---------------------- ---------------------- ---------------------  ---------------------
                                        FORMER                 FORMER                FORMER                 FORMER
                          ALL OTHER    MORTGAGE  ALL OTHER    MORTGAGE  ALL OTHER   MORTGAGE   ALL OTHER   MORTGAGE
                           LENDING     BANKING    LENDING     BANKING    LENDING    BANKING     LENDING    BANKING
                          ACTIVITIES  OPERATIONS ACTIVITIES  OPERATIONS ACTIVITIES OPERATIONS  ACTIVITIES OPERATIONS
                          ----------  ---------- ----------  ---------- ---------- ----------  ---------- ----------
                                                          (DOLLARS IN THOUSANDS)
Nonaccrual loans:
 One to four family.....  $   17,798   $21,049   $    2,652   $ 20,990   $  4,012  $    5,697   $  1,124  $    1,198
 Commercial property....       2,684       --         1,824        --       2,201         --       1,481         --
 Multi-family property..       5,054       --         5,522        --       1,195         --       1,136         --
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
Total nonaccrual loans..      25,536    21,049        9,998     20,990      7,408       5,697      3,741       1,198
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
OREO:
 One to four family.....       5,383     3,797        1,937      4,173      1,217       1,277        189       2,148
 Commercial property....       1,076       --           211        --         445         --         358         --
 Multi-family property..       1,047       --           858        --         329         --         781         --
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
Total OREO..............       7,506     3,797        3,006      4,173      1,991       1,277      1,328       2,148
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
Loans with modified
 terms:
 One to four family.....       1,314       --           870        --          76         --          47         --
 Commercial property....         --        --           --         --         --          --         702         --
 Multi-family property..         --        --           --         --         --          --         871         --
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
Total loans with
 modified terms.........       1,314       --           870        --          76         --       1,620         --
                          ----------   -------   ----------   --------   --------  ----------   --------  ----------
Total NPAs..............  $   34,356   $24,846   $   13,874   $ 25,163   $  9,475  $    6,974   $  6,689  $    3,346
                          ==========   =======   ==========   ========   ========  ==========   ========  ==========
Total loans and OREO....  $1,575,196   $77,907   $1,168,783   $869,463   $216,555  $1,094,144   $120,606  $1,281,313
Total NPA's as a
 percentage of loans and
 OREO...................        2.18%    31.89%        1.19%      2.89%      4.38%       0.64%      5.55%       0.26%

  The following table summarizes certain information regarding the Company's allowance for loan losses and losses on OREO:

                                      NINE MONTHS     YEAR ENDED DECEMBER 31,
                                         ENDED        -------------------------
                                   SEPTEMBER 30, 1996  1995     1994     1993
                                   ------------------ -------  -------  -------
                                                 (IN THOUSANDS)
Allowance at beginning of period.       $13,729       $ 7,054  $ 3,255  $ 1,995
Business acquisitions and bulk
 loan purchases..................           --          4,320      --       --
Loans charged off................        (5,523)       (3,106)  (1,436)  (1,124)
Recoveries on loans previously
 charged off.....................           113            11       85       34
                                        -------       -------  -------  -------
Net charge-offs..................        (5,410)       (3,095)  (1,351)  (1,090)
Provision for losses charged to
 expenses........................         6,142         5,450    5,150    2,350
                                        -------       -------  -------  -------
   Allowance at end of period....       $14,461       $13,729  $ 7,054  $ 3,255
                                        =======       =======  =======  =======
OREO losses:
 OREO writedowns.................       $ 2,459       $ 2,085  $   369  $   406
 Loss (gain) on sale of OREO.....         1,709          (957)    (119)     (62)
                                        -------       -------  -------  -------
   Total OREO losses.............       $ 4,168       $ 1,128  $   250  $   344
                                        =======       =======  =======  =======

  The percentage of the allowance for loan losses to nonaccrual loans will not remain constant due to the nature of the Company's portfolio of mortgage loans. The collateral for each non-performing mortgage loan is analyzed by the Company to determine potential loss exposure, and in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, underlying collateral values, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary.

FUNDING AND SECURITIZATIONS

  The Company's liquidity requirements are met primarily by repurchase facilities, warehouse lines of credit from financial institutions, securitizations, whole loan sales, SPTL customer deposits and FHLB borrowings. The Company has also accessed the capital markets through equity and debt offerings.

 Repurchase and Warehouse Facilities

  The Company is dependent upon its ability to access repurchase facilities and warehouse lines of credit in order to fund new originations and purchases. The Company has repurchase facilities and warehouse lines of credit, under which it had available approximately $141.0 million in financing at November 30, 1996 excluding financing available to ICIFC and SPFC, and amounts available under a $200 million warehouse facility with PaineWebber Incorporated (the "PaineWebber Line") which the Company does not anticipate using in the future. At such date, approximately $192.8 million in borrowings were outstanding under such facilities, excluding borrowings by ICIFC and SPFC and the PaineWebber Line. See "--Other Activities--ICIFC."

  The Company, excluding ICIFC's and SPFC's lines and facilities and the PaineWebber Line, had various warehouse lines and reverse repurchase facilities available as follows at November 30, 1996.

                                     PRINCIPAL
                         COMMITMENT   AMOUNT
                         AMOUNT(1)  OUTSTANDING            INDEX             EXPIRATION DATE
                         ---------- -----------            -----             ---------------
                             (IN THOUSANDS)
Warehouse Lending
 Corporation of America
 (ICII).................  $ 20,000   $  6,175   LIBOR plus 250 basis points Expired (2)
Imperial Warehouse
 Lending Group (ICII)...    20,000      5,077   Bank of America Prime Rate  September 30, 1997
                                                minus 25 basis points
CS First Boston (FMAC)..   200,000    114,284   LIBOR plus 125 basis points December 31, 1997
Banco Santander (FMAC)..    50,000     32,583   LIBOR plus 225 basis points Expired (3)
Greenwich Financial
 Capital Products, Inc.
 (FMAC).................    33,766     33,766   LIBOR plus 175 basis points 30 days on demand
CoreStates Bank, N.A.
 (IBC)..................    10,000        891   LIBOR plus 230 basis points November 30, 1997
                          --------   --------
  Total.................  $333,766   $192,776
                          ========   ========

--------

(1) At November 30, 1996, SPFC had two warehouse facilities, a $150 million commitment with Morgan Stanley Mortgage Capital, Inc. having an index of LIBOR plus 70 basis points, of which $117.1 million was outstanding at such date, and a $200 million commitment with Lehman Commercial Paper Inc. having an index of LIBOR plus 80 to 95 basis points, of which $52.4 million was outstanding at such date. In addition, at November 30, 1996, ICIFC had a $600 million commitment from IWLG having an index of Bank of America's Prime Rate, of which $381.4 million was outstanding at such date. At November 30, 1996, ICII had a $200 million commitment under the PaineWebber Line having an index of LIBOR plus 65 to 85 basis points, of which $13.5 million was outstanding at such date. Finally, in March 1997, AMN had a $125.0 million commitment from Greenwich Financial Capital Products, Inc. having an index of LIBOR plus 125 basis points expiring on March 10, 1998.
(2) The availability under this facility expired in August 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(3) FMAC is currently negotiating an extension of this facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

 Securitizations and Whole Loan Sales

  During the nine months ended September 30, 1996, the Company had completed five loan and lease securitizations totaling $934.5 million. Non-conforming residential mortgage loans totaled $422.4 million, multi-family and commercial mortgage loans totaled $277.0 million, franchise loans totaled $167.4 million and equipment leases totaled $67.7 million. The Company has retained interests in loan and lease securitizations, representing the excess of the total amount of loans and leases sold in the securitization over the amounts represented by interests in the securities sold to investors. The retained interests in the loan and lease securitizations were $33.2 million and $13.0 million at September 30, 1996 and December 31, 1995, respectively.

  The Company pools and sells through securitizations and whole loan sales all of the loans and leases which it originates or purchases other than loans held by SPTL for investment. The Company believes that securitizations provide it with greater operating leverage and a reduced cost of funds. Securitizations are generally treated by the Company as sales for financial reporting purposes and, accordingly, the associated securitized loans and leases are not reflected on the Company's balance sheet, except for its retained interests.

  Adverse changes in the securitization market could impair the Company's ability to originate, purchase and sell loans or leases on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Finally, any delay in the sale of a loan or lease pool could cause the Company's earnings to fluctuate from quarter to quarter.

  In a securitization, the Company recognizes a gain on sale of the loans or leases securitized upon the closing of the securitization, but does not receive the cash representing such gain until it receives the excess servicing fees, which are payable over the actual life of the loans or leases securitized. As a result, such transactions may not generate cash flows to the Company for an extended period.

  In addition, in order to gain access to the secondary market for loans and leases, the Company has relied on monoline insurance companies to provide guarantees on outstanding senior interests in the special purpose entities to which such loans and leases are sold to enable it to obtain investment grade ratings for such interests. To a limited extent, the Company also relies on overcollateralization to support outstanding senior interests. However, any unwillingness of the monoline insurance companies to guarantee the senior interests in the Company's loan or lease pools could have a material adverse effect on the Company's financial position and results of operations.

  The following table sets forth the securitizations effected by the Company from inception through December 31, 1996:

                                                                    PRINCIPAL
       ISSUE                                                         AMOUNT
        DATE                      ISSUANCE NAME                    SECURITIZED
   -------------- ---------------------------------------------   -------------
                                                                  (IN MILLIONS)
   December 1994  Prudential Securities 1994-6.................     $   45.5
   March 1995     Prudential Securities 1995-1.................         95.5
   June 1995      Southern Pacific Secured Assets Corp.                 55.3
                  ("SPSAC") 1995-1.............................
   August 1995    Second delivery of SPSAC 1995-1..............         20.0
   August 1995    Donaldson, Lufkin & Jenrette ("DLJ") 1995-4..        290.9
   September 1995 SPSAC 1995-2.................................        261.7
   November 1995  DLJ 1995-5...................................         98.3
   November 1995  Second delivery of SPSAC 1995-2..............         28.0
   December 1995  Third delivery of SPSAC 1995-2...............          2.3
   December 1995  FMAC 1995-B..................................        105.2
   December 1995  Citicorp North America, Inc..................         85.2
   March 1996     SPSAC 1996-1.................................        102.4
   June 1996      SPSAC 1996-2.................................        130.0
   June 1996      Second delivery of SPSAC 1996-2..............        190.0
   June 1996      FMAC 1996-A..................................        167.4
   September 1996 Southern Pacific Thrift & Loan 1996 C-1......        276.0
   December 1996  SPSAC 1996-3.................................        240.0
   December 1996  FMAC 1996-B..................................        157.0
                                                                    --------
                  Total........................................     $2,350.7(1)
                                                                    ========

--------
(1) Excludes IBC's monthly deliveries to a Citicorp North America, Inc. securitization vehicle which totaled $68.0 million for the nine months ended September 30, 1996.

 SPTL Deposits

  SPTL obtains its funds from depositors by issuing FDIC insured passbook accounts and term certificates of deposit. SPTL solicits both individual and institutional depositors for new accounts through print advertisements and computerized referral networks. SPTL currently maintains two deposit gathering facilities in Southern California. At such facilities, tellers provide banking services to customers such as accepting deposits and permitting withdrawals. However, customers are not offered check writing services or offered demand deposit accounts. Generally, certificates of deposit are offered for terms of one to 12 months. See "--Regulation--Thrift and Loan Operations--Limitations on Types of Deposits" for a description of limitations on types of deposits that SPTL, as a thrift and loan, can accept.

  The following table sets forth the distribution of SPTL's deposit accounts (prior to intercompany elimination), and the weighted average nominal interest rates on each category of deposits:

                            AT SEPTEMBER 30, 1996         AT DECEMBER 31, 1995
                         ---------------------------- ----------------------------
                                             WEIGHTED                     WEIGHTED
                                             AVERAGE                      AVERAGE
                                      % OF   INTEREST              % OF   INTEREST
                           AMOUNT   DEPOSITS   RATE     AMOUNT   DEPOSITS   RATE
                         ---------- -------- -------- ---------- -------- -------- ---
                                          (DOLLARS IN THOUSANDS)
Passbook accounts....... $   35,514    3.3%    4.98%  $   51,146    4.7%    1.27%
Time deposits of less
 than $100,000..........    783,921   72.5     5.79      286,794   26.2     5.97
Time deposits of
 $100,000 and over......    262,519   24.2     5.58      755,499   69.1     5.67
                         ----------  -----            ----------  -----
  Total................. $1,081,954  100.0%    5.72%  $1,093,439  100.0%    5.54%
                         ==========  =====            ==========  =====

  The following table sets forth the dollar amount of deposits by time remaining to maturity:

                                AT SEPTEMBER 30, 1996     AT DECEMBER 31, 1995
                                ------------------------- ------------------------
                                                % OF                     % OF
                                  AMOUNT      DEPOSITS      AMOUNT     DEPOSITS
                                ------------- ----------- ------------ -----------
                                          (DOLLARS IN THOUSANDS)
Three months or less........... $     494,124      45.7%  $    356,353     32.6%
Over three months through six
 months........................       239,527      22.1        259,300     23.7
Over six months through twelve
 months........................       286,435      26.5        367,285     33.6
Over twelve months.............        61,868       5.7        110,501     10.1
                                -------------  --------   ------------  -------
  Total........................ $   1,081,954     100.0%  $  1,093,439  100.0%
                                =============  ========   ============  =======

  Certificates of deposit of $100,000 and over totaled approximately $262.5 million, $755.5 million and $382.3 million at September 30, 1996 and December 31, 1995 and 1994, respectively. Interest expense associated with certificates of deposit of $100,000 and over was approximately $10.4 million, $15.4 million and $16.8 million for the nine months ended September 30, 1996, the years ended December 31, 1995 and 1994, respectively.

  Since December 31, 1991, SPTL has increased its deposits as necessary so that deposits together with cash, liquid assets and FHLB borrowings, have been sufficient to provide SPTL funding for its lending activities. The weighted average interest rate of the deposit accounts was 5.72% at September 30, 1996 as compared to 5.54% at December 31, 1995 and 4.80% at December 31, 1994. The Company believes that SPTL's local marketing strategies, as well as its utilization of domestic money markets, have been the basis by which SPTL has been able to acquire new deposits at levels consistent with management's financial targets. Certain levels of growth of SPTL's assets and deposits require notice to the FDIC.

  As an additional source of funds, SPTL was approved in 1991 to become a member of the FHLB. Currently, SPTL is approved for borrowings from the FHLB pursuant to a secured line of credit that is automatically adjusted subject to applicable FHLB regulations and available pledged collateral. At September 30, 1996 $338.0 million was outstanding bearing an average interest rate of 6.00%.

COMPETITION

  The businesses in which the Company operates are highly competitive. The Company faces significant competition from other commercial and consumer finance lenders, commercial banks, credit unions, thrift institutions and securities firms, among others. Many of these competitors are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan or lease, customer service, marketing and distribution channels and interest rates charged to borrowers. In addition, the current level of gains realized by the Company and its competitors on the sale of their loans and leases could attract additional competitors into these markets, with the possible effect of lowering gains that may be realized on the Company's future loan and lease sales.

  Wholesale originations are expected to remain a significant part of the Company's loan and lease production programs. As a wholesale purchaser of loans and leases, the Company is exposed to fluctuations in the volume and cost of wholesale loans and leases resulting from competition with other purchasers of such loans and leases, market conditions and other factors.

  Management believes that SPTL's most direct competition for deposits comes from savings and loan associations, other thrift and loan companies, commercial banks and credit unions. The Company's cost of funds fluctuates with general market interest rates. During certain interest rate environments, additional significant competition for deposits may be expected from corporate and governmental debt securities as well as money market mutual funds.

REGULATION

  The Company's businesses are subject to extensive regulation in the United States at both the federal and state level. In the Company's home equity loan and financing businesses, regulated matters include loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices. As a part of the financing and asset securitization business, the Company is required to register as a broker-dealer with certain Federal and state securities regulatory agencies and is a member of the NASD.

 Truth in Lending

  The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain credit transactions including loans of the type originated by the Company. The Company believes that it is in compliance with TILA in all material respects. The enforcement provisions applicable to TILA grant broad powers to the appropriate federal regulatory agencies or the Federal Trade Commission to enforce TILA with respect to those entities not otherwise subject to federal regulations, such as the Company. TILA also contains criminal penalties for wilful violations and grants a private right of action with specified statutory damage rewards for certain violations. If the Company were found not to be in compliance with TILA with respect to certain loans, aggrieved borrowers could have the right to rescind their mortgage loan transactions and to demand the return of finance charges paid to the Company, and other damages provided under TILA. The Board of Governors of the Federal Reserve System recently amended Regulation Z to add rescission "tolerances" to the rule to limit the rule's rescission remedy to disclosure inaccuracies of the finance charge which amount to over one percent of the face amount of the note. The new rule also implements amendments to TILA which provide for rescission after the initiation of foreclosure proceedings under certain circumstances.

  TILA applies to all individuals and businesses that regularly extend consumer credit which is subject to a finance charge or is payable by a written agreement in more than four installments and is primarily for personal, family or household purposes. As such, TILA is applicable to the Company and its subsidiaries. Generally, TILA requires a creditor to make certain disclosures to the consumer concerning, among other things, finance charges and annual percentage rates. In addition to these general requirements, recent amendments to TILA require additional disclosures in connection with certain types of mortgage loans. These additional disclosure requirements apply to loans (other than mortgage loans to finance the acquisition or initial construction of a dwelling) with (i) total points and fees upon origination in excess of eight percent of the loan amount or $400, whichever is greater or (ii) an annual percentage rate of more than ten percentage points higher than comparably maturing United States Treasury securities ("Covered Loans"). Effective January 1, 1996, the $400 figure was adjusted by the Board of Governors of the Federal Reserve System to $412, in accordance with Regulation Z. These TILA provisions prohibit lenders from originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The Company believes that only a small portion of loans originated in 1995 are of the type that, unless modified, are prohibited by TILA. It is the Company's policy to apply to all Covered Loans underwriting criteria that take into consideration the borrower's ability to repay.

  TILA also prohibits lenders from including prepayment fee clauses in Covered Loans to borrowers except in cases in which the penalty can be exercised only during the first five years following consummation of the loan, the consumer's total monthly debt-to-income ratio does not exceed 50% and the Covered Loans are not used to refinance existing loans originated by the same lender. The Company will continue to collect prepayment fees on loans originated prior to October 1995 (the effective date of the prepayment provision of TILA) and on non-Covered Loans, as well as on Covered Loans in permitted circumstances. Because the prepayment provisions of TILA did not become effective until October 1995, the level of prepayment fee revenue was not substantially affected in 1995, but the level of prepayment fee revenue may decline in future years. TILA imposes other restrictions on Covered Loans, including restrictions on balloon payments and negative amortization features, which the Company does not believe will have a material impact on its operations.

 Other Lending Laws

  The Company and its subsidiaries are also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, religion, sex, age or marital status. The ECOA also prohibits discrimination in the extension of credit based on the fact that all or part of the applicant's income derives from a public assistance program or the fact that the applicant has in good faith exercised any right under the Consumer Credit Protection Act. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency. The Company is also subject to the Real Estate Settlement Procedures Act of 1974, as amended, and is required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act.

  In addition, the Company is subject to various other Federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures which must be followed by, mortgage lenders and servicers, and disclosures which must be made to consumer borrowers. Failure to comply with such laws may result in civil and criminal liability and may, in some cases, give consumer borrowers the right to rescind their mortgage loans and to demand the return of finance charges paid to the Company.

  In addition, certain of the loans originated or purchased by the Company, such as Title I home improvement loans, are insured by an agency of the Federal government. Such loans are subject to extensive government regulation.

 Environmental Liability

  In the course of its business, the Company may foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic substances or petroleum constituents could be on such properties. In such event, it is possible that the Company could be held responsible for the cost of cleaning up or removing such waste depending upon the lender's activities, and such cost could exceed the value of the underlying properties.

  Under the laws of certain states, contaminated property may be subject to a lien on the property to assure payment for cleanup costs. In several states, such a lien has priority over the lien of an existing mortgage or owner's interest. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), a lender may have been liable for cleanup of a property and adjacent properties that are contaminated by releases from the mortgaged property if the lender engages in certain activities. These activities include foreclosure on the property and participation in the management or operational aspects of such property. In 1996 CERCLA was amended to eliminate federal lender liability under CERCLA in certain circumstances, including foreclosure if the lender resells the property at the earliest practicable, commercially reasonable time on commercially reasonable terms. In addition, the amendments defined the term participation in management, which provided some guidance to lenders about the nature of activities that would and would not give rise to liability under CERCLA. These amendments do not apply to state Superfund laws. Also, foreclosure and other activities on contaminated property may subject a lender to state tort liability.

 Future Laws

  Because each of the Company's businesses is highly regulated, the laws, rules and regulations applicable to the Company are subject to modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

THRIFT AND LOAN OPERATIONS

  SPTL is subject to regulation, supervision and examination under both Federal and California law. SPTL is subject to supervision and regulation by the California Commissioner of Corporations (the "Commissioner") and, as a member of the federal deposit insurance fund, by the FDIC. Neither the Company's mortgage banking operations nor SPTL's thrift business is regulated or supervised by the Office of Thrift Supervision, which regulates savings and loan institutions. ICII is not directly regulated or supervised by the Commissioner, the FDIC, the Federal Reserve Board or any other bank regulatory authority, except with respect to the general regulatory and enforcement authority of the Commissioner and the FDIC over transactions and dealings between ICII or any of its other subsidiaries and SPTL, and except with respect to both the specific limitations regarding ownership of the capital stock of a parent company of any thrift and loan association and the specific limitations regarding the payment of dividends from SPTL discussed below.

 General

  SPTL is governed by the California Industrial Loan Law and the rules and regulations of the Commissioner that, among other things, regulate in certain limited circumstances the maximum interest rates payable on, and the terms of, certain thrift deposits as well as the collateral requirements and maximum maturities of the various types of loans that are permitted to be made by California chartered industrial loan companies, also known as thrift and loan companies or thrifts. As SPTL's primary regulator, the Commissioner has broad supervisory and enforcement authority with respect to SPTL and its affiliates. The enforcement authority of the Commissioner over thrift and loan companies includes the ability to impose penalties for and to seek correction of violations of laws or regulations or unsafe or unsound practices by assessing monetary penalties, issuing cease and desist or removal and prohibition orders against a company, its directors, officers or employees and other persons, initiating injunctive actions or even taking possession of the business and property of a thrift and loan company. In general, such enforcement actions may be initiated for violations of laws, regulations, cease and desist orders or the thrift and loan company's articles of incorporation or for unsafe or unsound conditions or practices. Certain provisions of the California Industrial Loan Law also provide for the institution of civil or criminal actions against thrift and loan companies and their officers, directors, employees and affiliates with respect to violations of the law and related regulations.

  SPTL's deposits are insured by the FDIC to the full extent permissible by law. As an insurer of deposits, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises the operations of institutions to which it provides deposit insurance. SPTL is subject to the rules and regulations of the FDIC to the same extent as other state financial institutions that are insured by that entity. This supervision and regulation is intended primarily for the protection of depositors, and to ensure services for the public's convenience and advantage and to ensure the safety and soundness of the regulated institution. The approvals of the FDIC and the Commissioner are required before any merger, consolidation or change in control, or the establishment or relocation of an office facility of SPTL. The FDIC, as insurer of SPTL's deposits, also has broad enforcement authority over state-chartered thrift and loan companies, including the power in appropriate circumstances to issue cease-and-desist orders and removal and prohibition orders and to terminate the insurance of their insured accounts. The FDIC is required to notify the Commissioner of its intent to take certain types of enforcement actions with respect to a California chartered, FDIC insured thrift and loan company and of the grounds therefor. If satisfactory corrective action is not effectuated within an appropriate time by action of the Commissioner, the FDIC may proceed with its enforcement action. The FDIC may also terminate the deposit insurance of any insured depository institution if it determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed by in writing by the FDIC.

  In September 1996, President Clinton signed into law, as part of a 1997 omnibus spending bill, the Economic Growth and Regulatory Paperwork Reduction Act of 1996, which simplifies and streamlines across a broad spectrum the regulation of federally-insured depository institutions in diverse areas including consumer credit, truth-in-lending, real estate residential lending, regulatory applications, branching, disclosures and advertising, regulatory examinations, insider lending and lender and fiduciary exposure for environmental contamination under the Comprehensive Environmental Response, Compensation and Liability Act (i.e., "Superfund" Liability) and the Solid Waste Disposal Act, and the elimination (after five years) of civil liability under the Truth in Savings Act.

  The California Department of Corporations and the FDIC recently completed a joint examination of SPTL. As a result of such examination, SPTL entered into a joint memorandum of understanding with the FDIC and the California Department of Corporations. The memorandum of understanding requires certain measures to be taken in the areas of: (i) hiring and retention of management,
(ii) adoption of systems to monitor and control risk, (iii) correction of certain violations of law, (iv) credit review and (v) enhancement of other operational policies. SPTL does not believe that this informal agreement will have a material adverse effect on the Company. In the event that SPTL fails to comply with the memorandum of understanding, SPTL and its affiliates, officers and directors could be subject to various enforcement actions, including cease and desist orders, criminal and civil penalties, removal from office, termination of deposit insurance or the revocation of SPTL's charter. Any such enforcement action could have a material adverse effect on the Company.

 Limitations on Investments

  Subject to restrictions imposed by California law, SPTL is permitted to make secured and unsecured consumer and non-consumer loans. The maximum term for repayment of loans made by thrift and loan companies may be as long as 40 years and 30 days depending upon collateral and priority of the lender's lien on the collateral, except that loans with repayment terms in excess of 30 years and 30 days may not in the aggregate exceed five percent of total outstanding loans and obligations of the thrift. Although secured loans may generally be repayable in unequal periodic payments during their respective terms, consumer loans secured by real property with terms in excess of three years must be repayable in substantially equal periodic payments unless such loans were made or purchased by the thrift and loan under the Garn-St. Germain Depository Institutions Act of 1982 (which applies primarily to one to four unit single family residential loans).

  California law limits lending activities outside of California by thrift and loan companies to no more than 40% of total assets. California law contains extensive requirements for the diversification of the loan portfolio of thrift and loan companies. A thrift and loan with outstanding certificates of deposit may not, among other things: (i) place more than 25% of its loans or other obligations in loans or obligations that are secured only partially, but not primarily, by real property; (ii) make any one loan secured primarily by improved real property that exceeds 20% of its paid-up and unimpaired capital stock and surplus not available for dividends; (iii) lend an amount in excess of five percent of its paid-up and unimpaired capital stock and surplus not available for dividends upon the security of the stock of any one corporation;
(iv) make loans to, or hold the obligations of, any one person as primary obligor in an aggregate principal amount exceeding 20% of its paid-up and unimpaired capital stock and surplus not available for dividends; and (v) have more than 70% of its total assets in loans that have remaining terms to maturity in excess of seven years and are secured solely or primarily by real property. At each of September 30, 1996 and December 31, 1995, SPTL had paid-up and unimpaired capital stock and surplus not available for dividends of $80.5 million and $80.5 million, respectively.

  At September 30, 1996 and December 31, 1995, SPTL satisfied its California investment law requirements. SPTL originates and holds a portion of the Company's loans held for sale, of which a majority have a maturity of greater than seven years. SPTL believes that it will be able to continue to meet its requirements by managing the types of loans originated and where the loans are domiciled.

  Under California law, thrift and loan companies are generally limited to investments that are legal investments for commercial banks. In general, California commercial banks are prohibited from investing an amount exceeding 15% of shareholders' equity in the securities of any one issuer, except for specified obligations of the United States, California and local governments and agencies. A thrift and loan company may acquire real property only in satisfaction of debts previously contracted, pursuant to certain foreclosure transactions, or as may be necessary as premises for the transaction of its business, in which case such investment is limited to one-third of a thrift and loan's paid-in capital stock and surplus not available for dividends.

  Effective January 1, 1997, SPTL may organize operating subsidiaries to engage in a variety of activities that are part of or incidental to the banking business. This results from changes in the California Industrial Loan Law passed in 1996. In general, these subsidiaries, each capitalized with as much as 10% of SPTL's gross capital (subject to a 25% gross capital limit for all such subsidiaries), may sell loan originations to SPTL without being subject to limitations on "covered transactions" under federal banking law (see "--Transactions with Affiliates"), and up to 20% of the voting stock of each subsidiary may be held by other parties. In addition, a subsidiary capitalized with up to 5% of SPTL's gross capital will be able to enter into partnerships and limited liability companies provided that the subsidiary retains veto power over investments of the partnership or other company.

 Transactions With Affiliates

  Under California law, a thrift and loan generally may not make any loan to, or hold an obligation of, any of its directors or officers or any director or officer of its holding company or affiliates, except in specified cases and subject to regulation by the Commissioner. In addition, a thrift and loan may not make any loan to, or hold an obligation of, any of its shareholders or any shareholder of its holding company or affiliates, except that this prohibition does not apply to persons who own less than 10% of the stock of a holding company or an affiliate that is listed on a national securities exchange. As a result of these requirements, SPTL may not make loans to ICII or other affiliates or purchase a contract, loan or chose in action of ICII or other affiliates. However, subject to prior approval of the Commissioner, exemptions from these restrictions are available for purchase of loans from affiliates which are licensed mortgage brokers (such as ICII) or other certain types of licensed lenders. However, these purchases would be subject to strict limitations under federal law.

  Federal law also limits transactions between SPTL and its affiliates. Generally, such transactions must be on terms and under conditions, including credit standards, that are substantially the same, or at least as favorable to SPTL, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In addition, SPTL is prohibited from engaging in "covered transactions" with an affiliate if the aggregate amount of such transactions with such affiliate would exceed 10% of SPTL's capital stock and surplus, or in the case of all affiliates, if the aggregate amount of such transactions exceeds 20% of SPTL's capital stock and surplus. "Covered transactions" include loans or extensions of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate (subject to certain exemptions), the acceptance of securities issued by an affiliate as collateral security for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. For certain "covered transactions," collateral requirements in specified amounts will be applicable. SPTL also is prohibited from purchasing low-quality assets from its affiliates, except under limited circumstances. SPTL engages in many transactions which involve its affiliates, including ICII and its other subsidiaries. As such, many of the transactions between the Company and SPTL are subject to federal and state affiliate transaction regulations.

  Under the California Industrial Loan Law, it is unlawful for SPTL to offer or sell any security in an issuer transaction unless the sale has been qualified under applicable provisions of the California Corporate Securities Act of 1968, as amended. The Commissioner, however, has authority to exempt any such transaction which the Commissioner determines is not comprehended within the purposes of the qualification requirements and which the Commissioner finds not necessary or appropriate in the public interest or for the protection of investors, investment certificate holders, and the industrial loan company industry as a whole. The Commissioner also has authority to restrict, limit, prohibit or otherwise condition the uses of proceeds from the sale of securities, the extent to which a security may be included within the definition of capital, or the extent to which the proceeds from the sale of securities may be included in the investment certificate ratio or used to increase outstanding investment certificates. SPTL reasonably believes that it would qualify for an exemption from qualification and has no reason to believe it would not have full use of the proceeds as intended as well as full leverage authority as defined under the Industrial Loan Law.

 Capital; Limitations on Borrowings

  Under California law, a thrift and loan is subject to certain leverage limitations that are not generally applicable to commercial banks or savings and loan associations. In particular, a thrift and loan institution that has been in operation in excess of 60 months may have outstanding at any time deposits not to exceed 20 times paid-up and unimpaired capital and surplus as restricted in its by-laws as not available for dividends, with the exact limitation subject to order by the Commissioner. The Commissioner has issued an order to SPTL authorizing the maximum 20 times leverage standard.

  Thrift and loan companies are not permitted to borrow, except by the issuance of certificates of deposit, in an amount exceeding 300% of outstanding capital stock, surplus and undivided profits, without the Commissioner's prior consent. All sums borrowed in excess of 150% of outstanding capital stock, surplus and undivided profits must be unsecured borrowings or, if secured, approved in advance by the Commissioner, and be included as certificates of deposit for purposes of computing the above ratios; however, collateralized FHLB advances are excluded for this test of secured borrowings and are not specifically limited by California law.

  In 1989, the FDIC and the other federal regulatory agencies adopted final risk-based capital adequacy standards applicable to financial institutions like SPTL whose deposits are insured by the FDIC. These guidelines provide a measure of capital adequacy and are intended to reflect the degree of risk associated with both on and off balance sheet items, including residential loans sold with recourse, legally binding loan commitments and standby letters of credit. Under these regulations, financial institutions are required to maintain capital to support activities that in the past did not require capital. Because ICII, unlike SPTL, is not directly regulated by any bank regulatory agency, it is not subject to any minimum capital requirements. See "--Holding Company Regulations."

  A financial institution's risk-based capital ratio is calculated by dividing its qualifying capital by its risk-weighted assets. Financial institutions generally are expected to meet a minimum ratio of qualifying total capital to risk-weighted assets of 8%, of which at least 50% of qualifying total capital must be in the form of core capital (Tier 1), which includes common stock, noncumulative perpetual preferred stock, minority interests in equity capital accounts of combined subsidiaries and allowed mortgage servicing rights less all intangible assets other than allowed mortgage servicing rights and purchased credit card relationships, subject to certain amount limitations. Supplementary capital (Tier 2) consists of the allowance for loan losses up to 1.25% of risk-weighted assets, cumulative preferred stock, intermediate-term preferred stock, hybrid capital instruments and term subordinated debt. The maximum amount of Tier 2 capital that may be recognized for risk-based capital purposes is limited to 100% of Tier 1 capital (after any deductions for disallowed intangibles). The aggregate amount of term subordinated debt and intermediate term preferred stock that may be treated as Tier 2 capital is limited to 50% of Tier 1 capital. Certain other limitations and restrictions apply as well. At September 30, 1996, the Tier 2 capital of SPTL consisted solely of its allowance for loan losses.

  The FDIC has adopted a 3% minimum leverage ratio that is intended to supplement risk-based capital requirements and to ensure that all financial institutions, even those that invest predominantly in low risk assets, continue to maintain a minimum level of core capital. A financial institution's minimum leverage ratio is determined by dividing its Tier 1 capital by its quarterly average total assets, less intangibles not includable in Tier 1 capital. The FDIC rules provide that a minimum leverage ratio of 3% is required for institutions that have been determined to be in the highest category used by regulators to rate financial institutions. All other organizations are required to maintain leverage ratios of at least 100 to 200 basis points above the 3% minimum.

  At September 30, 1996, SPTL was in compliance with all of its capital requirements.

 Prompt Corrective Action

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. In response to this requirement, the FDIC adopted final rules based upon FDICIA's five capital tiers. The FDIC's rules provide that an institution is "well capitalized" if its risk-based capital ratio is 10% or greater; its Tier 1 risk-based capital ratio is 6% or greater; its leverage ratio is 5% or greater; and the institution is not subject to a capital directive of a federal bank regulatory agency. A bank is "adequately capitalized" if its risk-based capital ratio is 8% or greater; its Tier 1 risk-based capital ratio is 4% or greater; and its leverage ratio is 4% or greater (3% or greater for the highest rated institutions). An institution is considered "undercapitalized" if its risk-based capital ratio is less than 8%; its Tier 1 risk-based capital ratio is less than 4%, or its leverage ratio is 4% or less (less than 3% for the highest rated institutions). An institution is "significantly undercapitalized" if its risk-based capital ratio is less than 6%; its Tier 1 risk-based capital ratio is less than 3%; or its leverage ratio is less than 3%. A bank is deemed to be "critically undercapitalized" if its ratio of tangible equity (Tier 1 capital) to total assets is equal to or less than 2%. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it engages in unsafe or unsound banking practices. Under this standard, SPTL is currently "well capitalized"; this classification, however, is a regulatory capital classification used for internal regulatory purposes, and is not necessarily indicative of SPTL's financial condition and operations.

  Undercapitalized institutions are required to submit a capital restoration plan for improving capital. In order to be accepted, such plan must include a financial guaranty from the institution's holding company that the institution will return to capital compliance. If such a guarantee were deemed to be a commitment to maintain capital under the Federal Bankruptcy Code, a claim for a subsequent breach of the obligations under such guarantee in a bankruptcy proceeding involving the holding company would be entitled to a priority over third party general unsecured creditors of the holding company. Undercapitalized institutions: are prohibited from making capital distributions or paying management fees to controlling persons; may be subject to growth limitations; acquisitions, branching and entering into new lines of business are restricted; and transactions with affiliates or the appointment of additional directors or senior executive officers are restricted. Finally, the institution's regulatory agency has discretion to impose certain of the restrictions generally applicable to significantly undercapitalized institutions.

  In the event an institution is deemed to be significantly undercapitalized, it may be required to: sell stock; merge or be acquired; restrict transactions with affiliates; restrict interest rates paid; divest a subsidiary; or dismiss specified directors or officers. If the institution is a bank holding company, it may be prohibited from making any capital distributions without prior approval of the Federal Reserve Board and may be required to divest a subsidiary. ICII is not a bank holding company, as that term is defined under the Bank Holding Company Act of 1956 (the "BHCA"). A critically undercapitalized institution is generally prohibited from making payments on subordinated debt and may not, without the approval of its principal bank supervisory agency, enter into a material transaction other than in the ordinary course of business; engage in any covered transaction; or pay excessive compensation or bonuses. Critically undercapitalized institutions are subject to appointment of a receiver or conservator. Effectively, the FDIC would have general enforcement powers over SPTL and the Company in the event that SPTL is deemed undercapitalized.

  SPTL's Capital Ratios. The following tables indicate SPTL's capital ratios under (i) the California leverage limitation, (ii) the FDIC risk-based capital requirements, using rules effective December 31, 1995, and (iii) a 3% FDIC minimum leverage ratio, at each of September 30, 1996 and December 31, 1995.

                                  AT SEPTEMBER 30, 1996   AT DECEMBER 31, 1995
                                  ----------------------------------------------
                                     AMOUNT      RATIO       AMOUNT     RATIO
                                  ------------- ---------------------- ---------
                                             (DOLLARS IN THOUSANDS)
California Leverage Limitation:
  Deposits.......................    $1,081,954           $  1,093,250
  Paid-up and unimpaired capital
   and surplus amount
   outstanding...................       140,353    12.97%      126,599   11.58%
  Minimum required...............        54,098     5.00%       54,663    5.00%
  Excess.........................        86,255                 71,936
FDIC Risk-Based Capital Require-
 ment:
  Risk weighted assets...........    $1,317,921           $    942,481
  Tier 1 capital amount
   outstanding...................       124,774     9.47%      110,484   11.72%
  Minimum required(1)............        52,717     4.00%       37,699    4.00%
  Excess.........................        72,057                 72,785
  Total capital amount
   outstanding...................       139,235    10.56%      124,213   13.18%
  Minimum required(1)............       105,434     8.00%       75,398    8.00%
  Excess.........................        33,801                 48,815
FDIC Leverage Ratio:
  Average assets.................    $1,474,764             $1,373,797
  Tier 1 capital amount
   outstanding...................       124,774     8.46%      110,484    8.04%
  Minimum required...............        44,243     3.00%       41,214    3.00%
  Excess.........................        80,531                 69,270

--------
(1) Minimum FDIC risk-based capital ratio to qualify as "adequately capitalized."

 Limitations on Types of Deposits

  Because of the limitations described in "--Holding Company Regulations" below, SPTL currently offers only passbook accounts and certificates of deposit and does not offer NOW accounts, checking accounts or similar demand accounts.

 Insurance Premiums

  The FDIC administers two separate deposit insurance funds, the Bank Insurance Fund ("BIF"), which insures the deposits of institutions which were insured by the FDIC prior to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), and the Savings Association Insurance Fund ("SAIF"), which insures the deposits of institutions which were insured by the Federal Savings and Loan Insurance

Corporation prior to the enactment of FIRREA. SPTL is a member of the BIF and currently pays a regular assessment rate of $2,000 per year.

  As required by FDICIA, the FDIC has established a risk-based system for setting deposit insurance assessments. Under the risk-based assessment system, an institution's insurance assessments vary depending on the level of capital the institution holds and the degree to which it is of supervisory concern to the FDIC. Once an insurance fund has reached its designated reserve ratio of 1.25%, and as long as there are no outstanding borrowings by the FDIC from the United States Treasury, the FDIC is not permitted to charge assessment premiums that would increase the reserve ratio of the insurance fund above its designated reserve ratio. The BIF reached its designated reserve ratio in 1995. Consequently, the assessment rate for BIF deposits of institutions that are well-capitalized and well-managed is $2,000 per institution per year.

 Recent Legislation

  A new California state regulatory agency was created in 1996 to be known as the Department of Financial Institutions ("DFI"). The DFI will become effective July 1, 1997. All state chartered depository institutions will be licensed and regulated after July 1, 1997 by the DFI, which includes banks, savings associations, credit unions, and industrial loan companies. SPTL, an industrial loan company, will be subject to the jurisdiction of the DFI as its state regulator. Currently SPTL is regulated by the Commissioner. It is anticipated that the same administrative and examination staffs will transfer to the DFI from the Commissioner's office, thereby ensuring continuity of regulatory personnel familiar with the administration of the Industrial Loan Law; however, no assurance can be given that this will occur. Persons who are unfamiliar with the Industrial Loan Law and the scope of operations of industrial loan companies, such as SPTL, will be interpreting the Industrial Loan Law in the office of general counsel and office of policy of the DFI. It is expected that this will not have any material effect on SPTL.

  On September 30, 1996, the Deposit Insurance Funds Act of 1996 ("Funds Act") was enacted which, among other things, imposes on BIF-insured deposits a special premium assessment on domestic deposits at one-fifth the premium rate imposed on SAIF-insured deposits, which will be used to pay the interest on Financial Corporation ("FICO") bonds issued by the federal government as part of the savings association bailout provisions of the 1989 FIRREA legislation. In the year 2000, however, the Funds Act requires BIF-insured institutions to share in the payment of the FICO obligations on a pro-rata basis with all savings institutions, with annual assessments expected to equal approximately
2.4 basis points until the year 2017, and to be completely phased out by 2019. The Funds Act also prohibits the merger of the BIF and SAIF insurance funds unless the savings institution charter has been eliminated on January 1, 1999.

  In addition, on November 26, 1996, the FDIC determined to maintain the current downward adjustment to the assessment rate schedule applicable to deposits of BIF institutions for the semi-annual assessment period beginning January 1, 1997. For such period, the BIF assessment rates will range from 0 to 27 basis points.

 Safety and Soundness Guidelines

  In July 1995, certain federal bank regulatory agencies, including the FDIC, adopted Interagency Guidelines establishing standards for safety and soundness as required by the FDICIA. In accordance with these Guidelines, institutions are required to establish policies and procedures regarding: (i) internal controls and information; (ii) internal audit systems; (iii) loan documentation; (iv) credit underwriting; (v) interest rate exposure; and
(vi) asset growth. In addition, under these Guidelines institutions must maintain safeguards to prevent the payment of compensation and fees which are excessive or could lead to a material loss for the institution. The federal bank regulatory agencies recently amended the Interagency Guidelines to include asset quality and earnings standards. The new guidelines require an institution to identify problem assets and estimate inherent losses. The earnings standards under the revised guidelines require an institution to establish monitoring and reporting systems.

 Holding Company Regulations

  The Competitive Equality Banking Act of 1987 ("CEBA") subjected certain previously unregulated companies to regulation as bank holding companies by expanding the definition of the term "bank" in the BHCA. SPTL remained exempt from the definition of "bank" under the BHCA, and therefore ICII was exempt from regulation as a bank holding company. SPTL may cease to fall within those exceptions if it engages in certain operational practices, including accepting demand deposit accounts. SPTL currently has no plans to engage in any operational practice that would cause it to fall outside of one or more of the exceptions to the term "bank" as defined by CEBA. Pursuant to CEBA, ICII and its affiliates are treated as if ICII were a bank holding company for the limited purposes of applying certain restrictions on loans to insiders and anti-tying provisions.

 Limitations on Dividends

  Under the California Industrial Loan Law, a thrift and loan may declare dividends on its capital stock only if it has at least $750,000 of unimpaired capital stock plus additional capital stock of $50,000 for each branch office. In addition, no distribution of dividends is permitted unless: (i) such distribution would not exceed a thrift and loan's retained earnings, (ii) any payment would not result in a violation of the approved minimum capital to thrift and loan certificate of deposit ratio and (iii) after giving effect to the distribution, either (y) the sum of a thrift and loan's assets (net of goodwill, capitalized research and development expenses and deferred charges) would be not less than 125% of its liabilities (net of deferred taxes, deferred income and other deferred credits), and (z) current assets would be not less than current liabilities (except that if a thrift and loan's average earnings before taxes for the last two fiscal years had been less than average interest expense, current assets must be not less than 125% of current liabilities).

  Under California law, in order for capital (including surplus) of an institution to be included in calculating the leverage limitation described above, thrift institutions must amend their by-laws to restrict such capital from the payment of dividends. The amount of restricted capital maintained by a thrift also provides the basis for establishing the maximum amount that a thrift may lend to one single borrower. As of September 30, 1996 and December 31, 1995, $80.5 million and $80.5 million, respectively, of SPTL's capital was so restricted.

  The FDIC has advised insured institutions that the payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, thrift and loans may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items. Under the Financial Institutions Supervisory Act and FIRREA, federal regulators also have authority to prohibit financial institutions from engaging in business practices which are considered to be unsafe or unsound. It is possible, depending upon the financial condition of a thrift and other factors, that such regulators could assert that the payment of dividends in some circumstances might constitute unsafe or unsound practices and prohibit payment of dividends even though technically permissible.

  Pursuant to FDICIA, SPTL is prohibited from paying dividends if the payment of such dividends would cause the institution to become "undercapitalized." These limitations on the payment of dividends may restrict the Company's ability to utilize cash from SPTL which may have been otherwise available to the Company for working capital.

 Limitations on Acquisitions of Voting Stock of the Company

  Any person who wishes to acquire 10% or more of the capital stock or capital of a California thrift and loan company or 10% or more of the voting capital stock or other securities giving control over management of its parent company must obtain the prior written approval of the Commissioner. Similarly, the federal Change in Bank Control Act of 1978 requires any person or company that wishes to obtain "control" of an insured depository institution to notify the appropriate Federal banking agency, which would be the FDIC in the case of

SPTL, 60 days prior to the proposed acquisition. If the FDIC has not issued a notice disapproving the proposed acquisition within that time period (including a possible 90 day extension), the person may acquire such institution. For purposes of the statute, "control" is defined as the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of an insured depository institution.

 Restrictions on Loans from Imperial Bank

  Under certain provisions of the California Financial Code and implementing regulations thereunder, lending by banks such as Imperial Bank is subject to certain limitations. Loans by Imperial Bank to any single obligor are limited to 15% of gross capital (25% with acceptable collateral). As a result, at September 30, 1996, loans by Imperial Bank to the Company were limited to approximately $62.2 million. At September 30, 1996, no amounts were outstanding from Imperial Bank to the Company.

 Restriction on Investments by Imperial Bank

  FDICIA restricts the ability of state chartered banks, such as Imperial Bank, to hold equity securities not permissible for national banks. Such impermissible investments must be disposed of before December 19, 1996. Imperial Bank acquired its interest in the Company at its formation, which interest has since been reduced by the Company's sale of common stock to third parties, as well as a sale of stock by Imperial Bank subsequent to the initial public offering of the Company. Pursuant to FDICIA, Imperial Bank may be required to divest its remaining ownership of the Company, which is currently less than 25%. Imperial Bank has requested approval from the FDIC to retain its investment in the Company. There can be no assurance that the FDIC will not require divestiture, or that such divestiture, if required, would not adversely affect the trading market for the Company's common stock. See "Certain Transactions."

EMPLOYEES

  As of September 30, 1996, the Company had 372 employees, excluding 219 employees at SPFC; (63 at ICII, 196 at SPTL, 49 at IBC, 60 at FMAC, and four at ICAI). Management believes that its relations with these employees are satisfactory. Neither ICII nor any of its subsidiaries is a party to any collective bargaining agreement.

PROPERTIES

  The Company's executive offices occupy 7,393 square feet of space in Torrance, California at a current monthly rental of approximately $11,459.

  The Company's administrative facilities occupy approximately 25,122 square feet of space in Santa Ana Heights, California. The Company leases these facilities pursuant to a ten-year lease, commencing September 1, 1992 and subleases a portion of these premises to ICMH resulting in a current net monthly rental of approximately $37,300. See "Certain Transactions-- Relationships with ICMH."

  The Company currently leases offices in San Diego, Walnut Creek, Newport Beach, Woodland Hills, Sacramento, San Jose and Irvine, California, as well as in Parsippany, New Jersey; Greenville, Delaware; Bellevue, Washington; Denver, Colorado; Boca Raton, Florida; Allentown, Pennsylvania; and Lake Oswego and Grants Pass, Oregon. SPTL operates in California through branches and loan production offices and in other states through loan production offices and representatives.

LEGAL PROCEEDINGS

  The Company is a defendant in Fortune Mortgage Corporation et al. vs. ICII et al., filed in Orange County Superior Court. The complaint alleges breach of contract, breach of implied covenant of good faith and fair dealing, negligent misrepresentation, fraud, conspiracy to commit fraud, aiding and abetting fraud, contractual indemnity and reimbursement, money had and received, and unjust enrichment arising from the Company's sale of a group of loan production offices to plaintiffs. The plaintiffs seek rescission, restitution and general, special and/or consequential damages, and also exemplary and punitive damages as relate to the claims regarding fraud.

  The predecessor entity to FMAC, and an officer of such entity and of FMAC, among others, are named as defendants in De Wald et al. vs. Knyal et al. filed on November 15, 1996 in the Los Angeles Superior Court. The complaint seeks an accounting, monetary and punitive damages for alleged breach of contract, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing and fraud arising from an alleged business relationship. The Company has not been named as a defendant in this lawsuit.

  The Company is a defendant in Allen vs. ICII, filed in the Orange County Superior Court and served on the Company on October 2, 1996, in which a former employee alleges that she was subjected to discriminatory treatment and to discharge because of her race and in retaliation for alleged complaints of improper conduct against other Company personnel. The former employee seeks reimbursement for lost wages and benefits, damages for emotional distress and punitive damages. The Company believes that plaintiff's claims are invalid and that all actions taken with respect to the ex-employee were based on poor performance.

  On September 6, 1996, a former employee filed suit against the Company in Sanders vs. ICII, filed in the U.S. District Court for the Middle District of Florida, alleging sexual harassment and sexual discrimination. The complaint seeks compensatory damages, non-economic damages and punitive damages as a result of the alleged misconduct. Discovery has only recently commenced, but the Company believes the claims to be invalid.

  In Agoura Willow Creek, Ltd. vs. SPTL, filed on February 27, 1997, the plaintiff seeks damages from SPTL for alleged breach of written contract and breach of fiduciary duty arising out of a loan commitment agreement.

  All of the above referenced actions are being actively defended.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the directors and executive officers of the Company.

           NAME              AGE                POSITION WITH COMPANY
           ----              ---                ---------------------
H. Wayne Snavely(1)(2)....   55    Chairman of the Board, President and Chief
                                    Executive Officer
Kevin E. Villani..........   48    Executive Vice President and Chief Financial
                                   Officer
Irwin L. Gubman...........   54    General Counsel and Secretary
Paul B. Lasiter...........   30    Senior Vice President and Controller
Stephen J. Shugerman(1)...   49    President of SPTL and a Director
Joseph R. Tomkinson(1)....   49    Director
Robert S. Muehlenbeck.....   48    Director
G. Louis Graziadio,          46    Director
 III(2)...................
Perry A. Lerner(2)(3).....   52    Director
James Clayburn LaForce,      67    Director
 Jr.(2)(3)................

--------
(1)Member of Executive Committee.
(2)Member of Compensation Committee.
(3)Member of Audit Committee.

  H. WAYNE SNAVELY has been Chairman of the Board and Chief Executive Officer of the Company since December 1991 and President since February 1996. From 1986 to February 1992, Mr. Snavely served as Executive Vice President of Imperial Bancorp and Imperial Bank with direct management responsibility for the following bank subsidiaries and divisions: Imperial Bank Mortgage, SPTL, Imperial Trust Company, Wm. Mason & Company, Imperial Ventures, Inc. and The Lewis Horwitz Organization. From 1983 through 1986, Mr. Snavely was employed as Chief Financial Officer of Imperial Bancorp and Imperial Bank. Mr. Snavely served as a director of Imperial Bank from 1975 to 1983 and currently serves as a director. Mr. Snavely is Chairman of the Board of SPFC and ICMH.

  KEVIN E. VILLANI has been the Executive Vice President and Chief Financial Officer of the Company since September 1995. From 1993 to 1996, Mr. Villani was Associate Professor of Clinical Finance and Real Estate for the University of Southern California. From 1985 to 1990, he was the Executive Vice President and Chief Financial Officer for Imperial Corporation of America. From 1982 to 1985, he served in various senior executive capacities at the Federal Home Loan Mortgage Corporation. From 1975 to 1982, he served as the Financial Economist, The Director for the Division of Housing Finance Analysis and The Deputy Assistant Secretary for the Office of Economic Affairs and Chief Economist for the Department of Housing and Urban Development. From 1974 to 1975, he was an economist for the Federal Reserve Bank of Cleveland. Mr. Villani has also served as a consultant to the World Bank and USAID on banking, housing, finance, and privatization.

  IRWIN L. GUBMAN has been the General Counsel and Secretary of ICII since October 1996. From February 1992 to September 1996, Mr. Gubman was a Partner at Coudert Brothers serving in various capacities including syndicated lending, structured finance, and regulatory matters. From December 1970 to September 1991, Mr. Gubman served in various capacities at Bank of America, most recently as Senior Vice President and Associate General Counsel. From March 1968 to October 1970, Mr. Gubman was an Attorney Advisor for the U.S. Arms Control and Disarmament Agency. From September 1967 to March 1968, Mr. Gubman was a Legal Advisor to the Government of Liberia.

  PAUL B. LASITER has been Senior Vice President and Controller of the Company since November 1992. From June 1988 to November 1992, Mr. Lasiter was a Supervising Senior Accountant for KPMG Peat Marwick, specializing in the financial institutions industry. Mr. Lasiter is a Certified Public Accountant.

  STEPHEN J. SHUGERMAN has been President of SPTL since June 1987 and has been a Director of the Company since December 1991. From June 1985 to May 1987, Mr. Shugerman was President of ATI Thrift & Loan Association, a privately owned thrift and loan association, and, from 1979 to 1985, he was Senior Vice President of Imperial Thrift and Loan Association, a former subsidiary of Imperial Bank. Mr. Shugerman has recently served as President of the California Association of Thrift & Loan Companies. Mr. Shugerman is a director of SPFC.

  JOSEPH R. TOMKINSON has been a Director of the Company since December 1991. Mr. Tomkinson has been the Vice Chairman of the Board and Chief Executive Officer of ICMH since August 1995. Mr. Tomkinson served as President of the Company from January 1992 to February 1996 and from 1986 to January 1992, he was President of Imperial Bank Mortgage, a subsidiary of Imperial Bank, one of the companies combined to become ICII in 1992. From 1984 to 1986, he was employed as Executive Vice President of Loan Production for American Mortgage Network, a privately owned mortgage bank.

  ROBERT S. MUEHLENBECK has been a Director of the Company since December 1991. Mr. Muehlenbeck is also an Executive Vice President of Imperial Bank. Mr. Muehlenbeck was formerly the President of Seaborg, Incorporated and has been involved in commercial and residential real estate development and finance activities.

  G. LOUIS GRAZIADIO, III has been a Director of the Company since February 1992. Mr. Graziadio has been Chairman of the Board and Chief Executive Officer of Ginarra Holdings, Inc. (as well as predecessor and affiliated companies) since 1979. Ginarra Holdings, Inc. is a privately held California corporation engaged in a wide range of investment activities. Mr. Graziadio has been actively involved, since 1972, in real estate development, construction and home building. Mr. Graziadio is a Director of Imperial Bancorp and Imperial Trust Company, an indirect subsidiary of Imperial Bancorp.

  PERRY A. LERNER has been a Director of the Company since May 1992. Mr. Lerner has been with the law firm of O'Melveny & Myers since 1982, having been a partner with the firm since 1984. Mr. Lerner was an Attorney-Advisor of the International Tax Counsel of the United States Treasury Department from 1973 to 1976.

  JAMES CLAYBURN LAFORCE, JR. has been a Director of the Company since May 1992. From July 1978 to July 1993, Mr. LaForce was the Dean of The Anderson School, University of California at Los Angeles. In addition, Mr. LaForce was appointed in January 1991 to the position of Acting Dean of the Hong Kong University of Science and Technology, Hong Kong.

  Directors of the Company hold office until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation or removal. All officers are appointed by and serve at the discretion of the Board of Directors, subject to employment agreements, where applicable. There are no family relationships between any directors or officers of the Company. George L. Graziadio, Jr., the President, Chief Executive Officer and the Chairman of the Board of Directors of Imperial Bancorp ("Bancorp"), is the father of G. Louis Graziadio, III. The Graziadio family and related entities are significant shareholders of Bancorp.

EXECUTIVE COMPENSATION

  The following table provides information concerning the cash and non-cash compensation earned and received by the Company's Chief Executive Officer and its most highly compensated executive officers (the "Named Executive Officers") whose salary and bonus during the fiscal year ended December 31, 1996 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                    COMPENSATION
                            ANNUAL COMPENSATION                        AWARDS
                          --------------------------                ------------
   NAME AND PRINCIPAL     FISCAL                     OTHER ANNUAL     OPTIONS
        POSITION           YEAR     SALARY   BONUS   COMPENSATION     GRANTED
   ------------------     ------   -------- -------- -------------  ------------
H. Wayne Snavely........   1996    $300,000 $700,000   $ 28,564(1)      (2)
President and Chief
 Executive Officer         1995     300,000  252,603     32,960(1)
                           1994     256,398  125,621     23,782(1)
Kevin E. Villani........   1996     200,000  200,000     12,986(3)      (2)
Chief Financial Officer    1995      59,103   25,000      2,295(3)
                           1994         --       --         --
Paul B. Lasiter.........   1996      87,500   50,000      6,886(4)      (2)
Senior Vice President      1995      67,500   30,000      5,459(4)
and Controller             1994      60,000    5,000      4,998(4)
Stephen J. Shugerman....   1996     200,000  400,000     20,963(5)      (2)
President of SPTL          1995     200,000  166,027     16,372(5)
                           1994     166,500   81,531     16,702(5)
Joseph R. Tomkinson.....   1996(6)      --    28,650        --          (2)
Former President(7)        1995     300,000  166,027     16,644(8)
                           1994     256,398  101,480     20,182(8)
William S. Ashmore......   1996(6)      --       --         --          (2)
Former Executive Vice
 President,                1995     328,640      --     122,033(9)
 Secondary Marketing(10)   1994     328,640      --      79,466(9)

--------
(1) In 1996, 1995 and 1994, consists of (i) a car allowance paid by the Company of $18,000, $18,000 and $18,000, respectively, and (ii) aggregate contributions paid by the Company of $10,564, $14,960 and $5,782 respectively, under employee benefit plans.
(2) See "--Stock Option Plans" for details regarding the terms of such options.
(3) In 1996, 1995 and 1994, consists of (i) a car allowance paid by the Company of $6,000, $1,773 and $0, respectively, and (ii) aggregate contributions paid by the Company of $6,986, $522 and $0, respectively. Under employee benefit plans.
(4) In 1996, 1995 and 1994, consists of $6,886, $5,459 and $4,998, respectively, under employee benefit plans.
(5) In 1996, 1995 and 1994, consists of (i) a car allowance paid by the Company of $10,800, $10,800 and $10,800, respectively, and (ii) aggregate contributions paid by the Company of $10,163, $5,572 and $5,902, respectively.

(6) All salaries and bonuses paid were incurred by ICMH or its affiliates, other than amounts presented above.

(7) Mr. Tomkinson resigned as President of the Company in February 1996, but remains a director.

(8) In 1995 and 1994, consists of (i) a car allowance paid by the Company of $14,400 and $14,400, respectively, and (ii) aggregate contributions paid by the Company of $2,244 and $5,782, respectively, under employee benefit plans.

(9) In 1995 and 1994, consists of (i) commissions of $101,790 and $70,255, respectively, based upon mortgage loan originations and sales, (ii) a car allowance paid by the Company of $6,000 and $6,000, respectively, and
    (iii) aggregate contributions paid by the Company of $14,243 and $3,211, respectively under employee benefit plans.

(10) Mr. Ashmore resigned as Executive Vice President of Secondary Marketing in February 1996.

OPTION GRANTS AND EXERCISES

                                                                   POTENTIAL REALIZED
                                                                    VALUE AT ASSUMED
                                                                  ANNUAL RATES OF STOCK
                                                                 PRICE APPRECIATION FOR
                                                                       OPTION TERM
                                                                 -----------------------
                          1996   PERCENTAGE EXERCISE
                         OPTIONS  OF TOTAL  PRICE PER EXPIRATION
   NAME                  GRANTED   GRANTS    OPTION      DATE        5%          10%
   ----                  ------- ---------- --------- ---------- ----------- -----------
H. Wayne Snavely........ 400,000   24.86%   $13.6875   7/24/01    $1,512,642  $3,342,542
Kevin E. Villani........  84,000    5.22%    10.5625    4/1/01       245,131     541,675
Paul B. Lasiter.........  20,000    1.24%    10.5625    4/1/01        58,364     128,970
Stephen J. Shugerman.... 100,000    6.21%    13.6875   7/24/01       378,160     835,636
Joseph R. Tomkinson.....  50,000    3.11%    13.6875   7/24/01       189,080     417,818

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                                NUMBER OF
                                               NUMBER OF       UNEXERCISED        VALUE OF ALL
                                              UNEXERCISED         SENIOR          UNEXERCISED
                                             OPTIONS AT FY-     MANAGEMENT        IN-THE-MONEY
                          SHARES             END UNDER THE      OPTIONS AT         OPTIONS AT
                         ACQUIRED             OPTION PLAN         FY-END             FY-END
                            ON      VALUE     EXERCISABLE/     EXERCISABLE/       EXERCISABLE/
   NAME                  EXERCISE REALIZED  UNEXERCISABLE(1) UNEXERCISABLE(2)   UNEXERCISABLE(3)
   ----                  -------- --------- ---------------- ---------------- --------------------
H. Wayne Snavely........  61,137  1,408,885         415,285     917,052/--    18,210,475/3,838,983
Kevin E. Villani........  13,200    183,500      --/136,800          --/--            --/1,557,299
Stephen J. Shugerman.... 300,000  4,305,651  61,137/115,285     158,524/--     4,262,921/1,020,233
Paul B. Lasiter.........  14,190    170,463    3,300/37,160          --/--          60,800/521,610
Joseph R. Tomkinson..... 750,000  8,850,157   76,422/50,000     167,052/--       4,805,175/365,625
William S. Ashmore......   7,640    101,469        --/7,640          --/--              --/144,444

--------
(1) For a description of the terms of such options, see "--Stock Option Plans--1992 Stock Option Plan."
(2) For a description of the terms of such options, see "--Senior Management Stock Options."
(3) Based on a price per share of $21.00, which was the price of a share of Common Stock as quoted on the Nasdaq National Market at the close of business on December 31, 1996.

EMPLOYMENT AGREEMENTS

  On January 1, 1992, Mr. Snavely entered into a five-year employment agreement at an annual salary of $200,000, subject to adjustment for inflation, plus an annual bonus to be paid out of a "bonus pool" in an amount to be determined by the Board of Directors, but in no event to exceed his base salary. Effective July 1, 1994, Mr. Snavely's employment agreement was amended to reflect an annual salary of $300,000, plus a bonus based on 1.5% of the Company's pre tax profits in excess of $10.0 million. Mr. Snavely's total compensation may not exceed $1.0 million annually.

  On January 1, 1992, Mr. Shugerman entered into a five-year employment agreement with an annual salary of $125,000, subject to adjustment for inflation, plus an annual bonus to be paid out of a "bonus pool" in an amount to be determined by the Board of Directors, but in no event to exceed his base salary. Effective July 1, 1994, Mr. Shugerman's employment agreement was amended to reflect an annual salary of $200,000, plus a bonus based on 1.0% of the Company's pre-tax profits in excess of $10.0 million and the attainment of defined Company goals. Mr. Shugerman's total compensation may not exceed $600,000 annually.

  Pursuant to the aforementioned employment agreements with Messrs. Snavely and Shugerman, the Company is required to pay compensation to each, following termination, as follows: (i) with cause: the Company shall only be obligated to pay salary through the date on which termination occurs or (ii) without cause: the Company is required to pay the base salary owed through the term of the agreement plus a bonus equal to at least what was paid in the previous period not to exceed 100% of current salary. The Company is negotiating new employment arrangements with Messrs. Snavely and Shugerman.

SENIOR MANAGEMENT STOCK OPTIONS

  Effective January 1992, members of senior management of the Company received ten year options to purchase shares of the Company's common stock (the "Common Stock"). Such options are not covered by the Company's option plans described below. The exercise price of these options is $0.88 per share for one-half of the options, with the other half exercisable at $1.40 per share. These options are currently exercisable. H. Wayne Snavely, Joseph R. Tomkinson, and Stephen
J. Shugerman were granted 917,053, 917,053 and 458,526 of such options, respectively.

  In April 1996, Mr. Tomkinson sold 750,000 shares of Common Stock he acquired under the option agreement described above. In November 1996, Mr. Shugerman sold 300,000 shares of Common Stock he acquired under the option agreement described above.

  The Company recognizes compensation expense with respect to the senior management stock options because they were granted at less than the estimated market value of the Company's Common Stock. The total compensation expense was $2.2 million, all of which was recognized as of December 31, 1996. See Note 22 of Notes to Consolidated Financial Statements.

STOCK OPTION PLANS

 1992 STOCK OPTION PLAN

  A total of 2,292,632 shares of the Company's Common Stock has been reserved for issuance under the Company's 1992 Incentive Stock Option and Nonstatutory Stock Option Plan (the "1992 Stock Option Plan"), which expires by its own terms in 2002. A total of 1,646,564 options were outstanding at September 30, 1996.

  The 1992 Stock Option Plan provides for the grant of "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("NQSOs") to employees, officers, directors and consultants of the Company. Incentive stock options may be granted only to employees. The 1992 Stock Option Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the option's exercisability.

  The exercise price of all options granted under the 1992 Stock Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1992 Stock Option Plan is 10 years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

 1996 STOCK OPTION PLAN

  The Company has adopted the 1996 Stock Option, Deferred Stock and Restricted Stock Plan (the "1996 Stock Option Plan"), which provides for the grant of ISOs that meet the requirements of Section 422 of the Code, NQSOs and awards consisting of deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights ("Awards"). The 1996 Stock Option Plan is administered by a committee of directors appointed by the Board of Directors (the "Committee"). ISOs may be granted to the officers and key employees of the Company or any of its subsidiaries. The exercise price for any option granted under the 1996 Stock Option Plan may not be less than 100% (110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the 1996 Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company. The effective date of the 1996 Stock Option Plan was June 21, 1996. A total of 3,000,000 shares of the Company's Common Stock has been reserved for issuance under the 1996 Stock Option Plan and a total of 877,800 options were outstanding at September 30, 1996.

  If an option granted under the 1996 Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the 1996 Stock Option Plan.

  Unless previously terminated by the Board of Directors, no options or Awards may be granted under the 1996 Stock Option Plan after June 21, 2006.

  Options granted under the 1996 Stock Option Plan will become exercisable upon the terms of the grant made by the Committee. Awards will be subject to the terms and restrictions of the Award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted and in the case of options, whether it is intended to be an ISO or a NQSO.

  Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

  Each option must terminate no more than 10 years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the combined voting power of the Company's outstanding Common Stock). Options may be granted on terms providing for exercise in whole or in part at any time or times during their respective terms, or only in specified percentages at stated time periods or intervals during the term of the option, as determined by the Committee.

  The exercise price of any option granted under the 1996 Stock Option Plan is payable in full (i) in cash, (ii) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOs, restricted stock subject to an Award under the 1996 Stock Option Plan, (iii) by cancellation of indebtedness owed by the Company to the optionholder, or (iv) by any combination of the foregoing.

  The Board of Directors may from time to time revise or amend the 1996 Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding options or Award without such participant's consent or may, without shareholder approval, increase the number of shares subject to the 1996 Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the 1996 Stock Option Plan, materially increase the benefits accruing to participants under the 1996 Stock Option Plan or extend the maximum option term under the 1996 Stock Option Plan.

PROFIT SHARING AND 401(K) PLAN

  On July 1, 1993, the Company terminated its participation in Imperial Bancorp's 401(k) and profit sharing plans, establishing its own 401(k) plan. On September 30, 1993, Imperial Bancorp transferred all plan assets to the Company.

  Under the Company's 401(k) plan, employees may elect to enroll on the 1st of any month, provided that they have been employed for at least six months. Employees may contribute up to 14% of their salaries. The Company will match 50% of the first 4% of employee contributions. The Company recorded 401(k) matching expense of $0.3 million, $0.2 million, $0.2 million, and $0.2 million for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.

  An additional Company contribution may be made, at the discretion of the Company. Should a discretionary contribution be made, the contribution would first be allocated to those employees deferring salaries in excess of 4%. The matching contribution would be 50% of any deferral in excess of 4% up to a maximum deferral of 8%.

  Should discretionary contribution funds remain following the allocation outlined above, any remaining Company discretionary contributions would be allocated as a 50% match of employee contributions, on the first 4% of the employee's deferrals. Discretionary contributions of $200,000 were charged to operations in 1995 and 1994.

  Company matching contributions are made as of December 31st each year.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

  The Company's Articles of Incorporation and Bylaws provide for indemnification of the officers and directors of the Company to the full extent permitted by law. The General Corporation Law of the State of California permits a corporation to limit, under certain circumstances, a director's liability for monetary damages in actions brought by or in the right of the corporation. The Company's Articles of Incorporation also provide for the elimination of the liability of directors for monetary damages to the full extent permitted by law.

  The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, as a director or officer of any subsidiary of the Company, or as a director or officer of any other enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Company has $10.0 million of directors' and officers' liability insurance. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company as to which indemnification is sought, nor is the Company aware of any threatened litigation or proceeding that may result in claims for indemnification, except as set forth in "Business--Legal Proceedings."

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of January 31, 1997, by (i) each director of the Company, (ii) each executive officer whose salary exceeded $100,000 for the year ended December 31, 1996,
(iii) each person who is known to the Company to own beneficially more than 5% of the Common Stock, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                       NUMBER
                                                     OF SHARES
                                                    BENEFICIALLY   % OF TOTAL
      BENEFICIAL OWNER(1)                              OWNED     OUTSTANDING(2)
      -------------------                           ------------ --------------
      Imperial Bank(3).............................  9,396,106        23.5%
      Wellington Management Co.(4).................  3,151,072         7.9%
      H. Wayne Snavely(5)..........................  1,262,616         3.2%
      Joseph R. Tomkinson(6).......................    144,422           *
      Stephen J. Shugerman(7)......................    223,483           *
      G. Louis Graziadio, III(8)...................     91,733           *
      Robert S. Muehlenbeck(9).....................     67,507           *
      Perry A. Lerner(9)...........................     64,437           *
      J. Clayburn LaForce(9).......................     61,137           *
      Paul Lasiter(10).............................     22,176           *
      Kevin E. Villani.............................        --           --
      All Directors and Officers as a Group (10
       persons)(11)................................  1,937,511         4.8%

--------
  * Less than 1%.
 (1) Each of such persons may be reached through the Company at 23550 Hawthorne Boulevard, Building One, Suite 110, Torrance, California 90505, telephone (310) 373-1704.

 (2) Percentage ownership is based on 38,443,586 shares of Common Stock outstanding as of January 31, 1997.

 (3) Imperial Bank, headquartered in Los Angeles, California, is a California chartered bank whose deposits are insured by the FDIC. The address of Imperial Bank is 9920 La Cienega Boulevard, Inglewood, California 90301.

 (4) Based upon a Schedule 13G filed with the Company reflecting beneficial ownership as of December 31, 1995. The shares are owned by various investment advisory clients of Wellington Management Company (or of Wellington Trust Company, National Association, WMC's wholly-owned subsidiary), which is deemed a beneficial owner of the shares only by virtue of the direct or indirect investment and/or voting discretion they possess pursuant to the provisions of investment advisory agreements with such clients.

 (5) Includes 917,052 shares subject to stock options exercisable within 60 days of January 31, 1997.

 (6) Includes 143,474 shares subject to stock options exercisable within 60 days of January 31, 1997. Mr. Tomkinson resigned as an officer of the Company in February 1996 but remains a director.

 (7) Includes 219,661 shares subject to stock options exercisable within 60 days of January 31, 1997.

 (8) Includes 77,637 shares subject to stock options exercisable within 60 days of January 31, 1997.

 (9) Includes 61,137 shares subject to stock options exercisable within 60 days of January 31, 1997.

(10) Includes 6,930 shares subject to stock options exercisable within 60 days of January 31, 1997.

(11) Includes 1,548,165 shares subject to stock options exercisable within 60 days of January 31, 1997.

                             CERTAIN TRANSACTIONS

PRINCIPAL SHAREHOLDER; LIMITATIONS ON INVESTMENT; CONFLICTS OF INTEREST

  At November 30, 1996, Imperial Bank owned 9,396,106 shares of Common Stock, or 24.6% of the Company. Imperial Bancorp ("Bancorp") is the owner of all of the outstanding capital stock of Imperial Bank.

  FDICIA restricts the ability of state chartered banks, such as Imperial Bank, to hold equity securities and requires impermissible investments to be disposed of before December 19, 1996. Imperial Bank acquired its interest in the Company at its formation, which interest has been reduced by the Company's sale of Common Stock to third parties, as well as through a sale of stock by Imperial Bank subsequent to the initial public offering of the Company. The
9.4 million shares of the Company's Common Stock held by Imperial Bank may be subject to divestiture under FDICIA. Imperial Bank has requested approval from the FDIC to retain its investment in the Company and the FDIC has extended the FDICIA-imposed deadline pending a decision on Imperial Bank's application. The regional office of the FDIC has acknowledged the request and requested and received additional information on the Company, and has recommended to its Washington, D.C. headquarters that Imperial Bank be allowed to retain its stock ownership in the Company subject to certain conditions. The Federal Reserve Bank of San Francisco has requested that Bancorp make an application under Section 4 of the Bank Holding Company Act for approval for Imperial Bank to retain the Company's stock. Bancorp has deferred any application pending the results of the FDIC application.

  Because Imperial Bank owns less than 50% of the outstanding shares of the Company and the Company is operated as a company independent of Imperial Bank and Bancorp, the Company believes that, in the event of an insolvency, bankruptcy or receivership proceeding involving Imperial Bank or Bancorp, a court, exercising reasonable judgment after full consideration of all relevant factors, would not order the substantive consolidation of the assets and liabilities of the Company with either Imperial Bank or Bancorp.

  Two directors of the Company also serve on the Board of Directors of Imperial Bank or its parent, Imperial Bancorp. See "Management."

PAYMENT AND TERMINATION AGREEMENT

  On January 1, 1992, Mr. Tomkinson entered into a five-year employment agreement at an annual salary of $200,000, subject to adjustment for inflation, plus an annual bonus to be paid out of a "bonus pool" in an amount to be determined by the Board of Directors, but in no event to exceed his base salary. Effective July 1, 1994, Mr. Tomkinson's employment agreement was amended to reflect an annual salary of $300,000, plus a bonus based on 1.0% of the Company's pre-tax profits in excess of $10.0 million and the attainment of defined Company goals. Mr. Tomkinson's total compensation may not exceed $750,000 annually. Mr. Tomkinson resigned as an officer of the Company in February 1996.

  In February 1996, the Company entered into a Payment and Termination Agreement with Mr. Tomkinson. Under the terms of this agreement, Mr. Tomkinson will receive, as settlement for termination of Mr. Tomkinson's employment with the Company on November 20, 1995 (the "Termination Date"), the following: (i) the amount by which (A) the aggregate of all compensation Mr. Tomkinson would have been entitled to receive under his employment agreement with the Company from the Termination Date through the original termination date of the employment agreement on December 31, 1996, exceeds (B) the aggregate
Mr. Tomkinson is entitled to receive from ICMH under his employment agreement with ICMH during such period, (ii) all accrued but unpaid compensation due Mr. Tomkinson under his employment agreement with the Company through the Termination Date and (iii) the full and immediate vesting of all stock options held by Mr. Tomkinson covering shares of the capital stock of the Company. Mr. Tomkinson received $28,650 under this agreement.

BANK DEPOSITS

  The Company had deposits (including escrow balances) with SPTL which were approximately $16.5 million, $36.0 million and $38.8 million at September 30, 1996, December 31, 1995 and December 31, 1994, respectively.

BORROWING ARRANGEMENTS

  In October 1995, Imperial Bank extended ICII a $10.0 million revolving line of credit bearing interest at the prime rate (8.50% at December 31, 1995). All amounts outstanding under this line were repaid in May 1996.

  In September 1993, the Company obtained a $20.0 million revolving line of credit from Imperial Bank, secured by all the assets of the Company. The line of credit had an expiration date of March 31, 1994 and carried a rate of prime plus 1% (prime was 6% at December 31, 1993). At December 31, 1993, the Company had $20.0 million outstanding on the line of credit. In January 1994, the Company repaid the Imperial Bank line of credit in full and the security interest was released.

  Additional or modified arrangements and transactions may be entered into by the Company, Imperial Bank, and their respective subsidiaries, after the date hereof. Any such future arrangements and transactions will be determined through negotiation between the Company and Imperial Bank, and it is possible that conflicts of interest will be involved. The Audit Committee of the Board of Directors of the Company, consisting of directors independent of both management and Imperial Bank, must independently approve all transactions by and between the Company and Imperial Bank.

RELATIONSHIPS WITH SPFC

 THE CONTRIBUTION TRANSACTION

  In October 1994, ICII incorporated SPFC as part of a strategic decision to form a separate subsidiary through which to operate SPTL's residential lending division. To further this strategy, in December 1994, ICII made a capital contribution of $250,000 to SPFC in exchange for 100% of its outstanding capital stock, and in April 1995, ICII caused SPTL to contribute to SPFC certain customer list~s of SPTL's residential lending division relating to the ongoing operations of such division. In addition, in April 1996 all employees of SPTL's residential lending division became employees of SPFC. SPTL retained all other assets and all liabilities related to the contributed operations including all residual interests generated in connection with securitizations effected by SPTL's residential lending division.

 ARRANGEMENTS WITH ICII AND ITS AFFILIATES

  The Company and SPFC have entered into agreements for the purpose of defining their ongoing relationship. The agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's length negotiations between independent parties. It is the intention of the Company and SPFC that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, have been effected on terms at least as favorable to the Company or to SPFC as could have been obtained from unaffiliated parties.

  Additional or modified arrangements and transactions may be entered into by the Company, SPFC and their respective affiliates. Any such future arrangements and transactions will be determined through negotiations between the Company and SPFC, and it is possible that conflicts of interest will develop. The unaffiliated directors of SPFC, consisting of directors independent of the Company and SPFC, must independently approve all transactions between the Company and SPFC.

  The following is a summary of certain arrangements and transactions between the Company and SPFC.

 TAX AGREEMENT

  The Company entered into an agreement (the "SPFC Tax Agreement") with SPFC for the purposes of (i) providing for filing certain tax returns, (ii) allocating certain tax liability and (iii) establishing procedures for certain audits and contests of tax liabilities.

  Under the SPFC Tax Agreement, ICII agreed to indemnify and hold SPFC harmless from any tax liability attributable to periods ending on or before June 1996 in excess of such taxes as SPFC has already paid or provided for. For periods ending after June 1996, SPFC will pay its tax liability directly to the appropriate taxing authorities. To the extent that (i) there are audit adjustments that result in a tax detriment to SPFC or (ii) SPFC incurs losses that are carried back to an earlier period and such adjustment described in
(i) or loss described in (ii) results in a tax benefit to ICII or its affiliates, then ICII will pay to SPFC an amount equal to the tax benefit as that benefit is realized. ICII also agreed to indemnify SPFC for any liability arising out of the filing of federal consolidated returns by ICII or any return filed with any state or local taxing authority. To the extent there are audit adjustments that result in any tax detriment to ICII or any of its affiliates with respect to any period ending on or before June 1996 and, as a result thereof, SPFC for any taxable period after June 1996 realizes a tax benefit, then SPFC shall pay to ICII the amount of such benefit at such time or times as SPFC actually realizes such benefit.

  ICII generally will control audits and administrative and judicial proceedings with respect to periods ending on or before June 1996, although ICII cannot compromise or settle any issue that increases SPFC's liability without first obtaining the consent of SPFC. SPFC generally controls all other audits and administrative and judicial proceedings.

 SERVICES PROVIDED BY ICII

  SPFC has been historically allocated expenses of various administrative services provided to it by ICII. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative number of employees and assets and liabilities of the division or subsidiary, which management believed was a reasonable method of allocation. The allocation of expenses for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 were approximately $422,000, $256,000 and $92,700, respectively.

  SPFC intends to provide by itself many of the services previously provided by ICII. ICII currently provides to SPFC mortgage loan production software and hardware and data communications management, the managing of the 401(k) plan in which SPFC participates, and insurance coverage, including health insurance.

 OTHER ARRANGEMENTS

  From the point of commencement of operations until March 1994, SPTL served as the servicer of SPFC's loans. From March 1994 through September 1995, SPFC subcontracted all of its servicing obligations under mortgage loans originated or acquired on a servicing released basis to ICII pursuant to a servicing agreement containing fees and other terms that were comparable to industry standards. In addition, ICII was the servicer of loans securitized by SPFC in 1994 and 1995 under the respective pooling and servicing agreements. Effective May 1, 1996 ICII transferred the servicing for all of SPFC's loans it serviced to Advanta or subcontracted with Advanta to perform such servicing functions.

  In February and March 1996, certain of ICII's conforming residential mortgage origination offices were transferred to SPFC.

  In March 1996, SPFC entered into a $10.0 million revolving credit and term loan agreement with SPTL. Advances under this agreement were collateralized by the Company's interest-only and residual certificates (other than those retained by SPTL pursuant to the Contribution Transaction) at an interest rate of 2% above LIBOR. In April 1996, the loan was repaid and the agreement was canceled.

  During 1995, SPFC borrowed approximately $1.5 million from ICII, such sum bearing interest at approximately 10.3% per annum. At June 18, 1996 the amount owed to ICII was approximately $17.0 million. As of September 30, 1996, all amounts owed to ICII had been repaid.

  SPFC has entered into a registration rights agreement with ICII, pursuant to which SPFC has agreed to register for sale under the Securities Act in the future all of ICII's remaining shares of SPFC's common stock, subject to certain conditions.

  LCPI has agreed to make available repurchase lines to SPFC in an amount equal to $200.0 million. LCPI has provided SPFC with these funding capabilities for its mortgage banking operations, where SPFC can close loans in its name. The loan collateral is held by an independent third-party custodian and SPFC has the ability to borrow against that collateral at a percentage of the original principal balance. The rate charged is LIBOR plus 30 basis points. Until the first quarter of 1997, this line was guaranteed by ICII. The line has an expiration date of April 1, 1997. As of November 30, 1996, SPFC had an outstanding balance of $52.4 million with respect to this facility. ICII does not intend to guarantee any other indebtedness of SPFC.

RELATIONSHIPS WITH ICMH

 THE CONTRIBUTION TRANSACTION

  On November 20, 1995, the effective date of ICMH's initial public stock offering (the "Effective Date"), the Company contributed to ICIFC certain of the operating assets and certain customer lists of the Company's mortgage conduit operations including all of ICII's mortgage conduit operations' commitments to purchase mortgage loans subject to rate locks from correspondents (having a principal balance of $44.3 million at November 20, 1995), in exchange for shares representing 100% of the common stock and 100% of the outstanding non-voting preferred stock of ICIFC. Simultaneously, on the Effective Date, in exchange for 500,000 shares of ICMH common stock, the Company (i) contributed to ICMH all of the outstanding non-voting preferred stock of ICIFC, which represents 99% of the economic interest in ICIFC, (ii) caused SPTL to contribute to ICMH certain of the operating assets and certain customer lists of SPTL's warehouse lending division and (iii) executed a non-compete agreement (the "Non-Compete Agreement") and a right of first refusal agreement (the "Right of First Refusal Agreement"), each having a term of two years from the Effective Date. Of the 500,000 shares issued pursuant to the contribution, 450,000 shares were issued to ICII and 50,000 shares were issued to SPTL. All of the outstanding shares of common stock of ICIFC were retained by ICII. Lastly, ICMH contributed all of the aforementioned operating assets of SPTL's warehouse lending operations contributed to it by SPTL to IWLG in exchange for shares representing 100% of the common stock of IWLG thereby forming it as a wholly owned subsidiary. At November 20, 1995, the net tangible book value of the assets to be contributed pursuant to the contribution was $525,000. The Company and SPTL retained all other assets and liabilities related to the contributed operations which at November 20, 1995 consisted mostly of $11.7 million of PMSRs, $22.4 million of finance receivables and $26.6 million in advances made by the Company and SPTL to fund mortgage conduit loan acquisitions and to fund finance receivables, respectively.

  Pursuant to the Non-Compete Agreement, the Company, except as set forth below, and any 25% entity may not compete with ICMH's Warehouse Lending Operations and may not establish a network of third party correspondent loan originators or another end-investor in non-conforming mortgage loans. The Company has also agreed that (i) in addition to any other remedy that may be available to ICMH, it will sell all of the outstanding shares of common stock of ICIFC to be retained by the Company pursuant to the contribution to any third party reasonably acceptable to ICMH in the event that ICII or a 25% entity establishes a network of third party correspondent loan originators during the term of the Non-Compete Agreement and (ii) any sale by ICIFC of shares of its capital stock or sale or transfer by the Company of any shares of the common stock of ICIFC which the Company owns may only be made to a party reasonably acceptable to ICMH. Pursuant to the Non-Compete Agreement, SPTL may continue to act as an end-investor in non-conforming mortgage loans and SPFC may continue its business, which is primarily to act as a wholesale originator and bulk purchaser of non-conforming mortgage loans. Pursuant to the Right of First Refusal Agreement, the Company will grant ICIFC a right of first refusal to purchase all non-conforming mortgage loans that ICII or any 25% entity originates or acquires and subsequently offers for sale and ICIFC will grant the Company, or any 25% entity designated by the Company, a right of first refusal to purchase all conforming mortgage loans that ICIFC acquires and subsequently offers for sale.

 OTHER ARRANGEMENTS AND TRANSACTIONS WITH ICMH

  The Company and ICMH have entered into agreements for the purpose of defining their ongoing relationships. These agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and ICMH that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements.

  ICMH has entered into a sublease with the Company to lease a portion of its facilities as ICMH's executive offices and administrative facilities at an aggregate monthly rental of approximately $12,900. The sublease expires in 2002.

  The following is a summary of certain arrangements and transactions between and the Company and ICMH.

 Tax Agreement

  ICMH has entered into an agreement (the "ICMH Tax Agreement") effective as of the Effective Date with the Company for the purposes of (i) providing for filing certain tax returns, (ii) allocating certain tax liability and (iii) establishing procedures for certain audits and contests of tax liability.

  Under the ICMH Tax Agreement, the Company has agreed to indemnify and hold ICMH harmless from any tax liability attributable to periods ending on or before November 20, 1995 in excess of such taxes as ICMH has already paid or provided for. For periods ending after the November 20, 1995, ICMH will pay its tax liability directly to the appropriate taxing authorities. To the extent (i) there are audit adjustments that result in a tax detriment to ICMH or (ii) ICMH incurs losses that are carried back to an earlier year and any such adjustment described in (i) or loss described in (ii) results in a tax benefit to ICII or its affiliates, then the Company will pay to ICMH an amount equal to the tax benefit as that benefit is realized. ICII will also agree to indemnify ICMH for any liability associated with the contribution of the preferred stock of ICIFC and certain operational assets of SPTL's warehouse lending division or any liability arising out of the filing of a federal consolidated return by the Company or any return filed with any state or local taxing authority. To the extent there are audit adjustments that result in any tax detriment to the Company or any of its affiliates with respect to any period ending on or before November 20, 1995, and, as a result thereof, ICMH for any taxable period after the Effective Date realizes a tax benefit, then ICMH shall pay to the Company the amount of such benefit at such time or times as ICMH actually realizes such benefit.

  ICII generally controls audits and administrative and judicial proceedings with respect to periods ending on or before the November 20, 1995, although ICII cannot compromise or settle any issue that increases ICMH's liability without first obtaining the consent of ICMH. ICMH generally controls all other audits and administrative and judicial proceedings.

 Services Agreement

  ICIFC and IWLG have been historically allocated expenses of various administrative services provided by ICII. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the division or subsidiary, which management believed was a reasonable method of allocation. The allocations of expenses for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, $395,000, $269,000 and $517,000, respectively, for
ICIFC and IWLG combined.

  ICMH and ICII have entered into a services agreement effective as of November 20, 1995 (the "ICMH Services Agreement") under which ICII provides various services to ICMH, including data processing, human resource administration, general ledger accounting, check processing and payment of accounts payable.

  The Company charges fees for each of the services which it provides under the ICMH Services Agreement based upon usage. The ICMH Services Agreement has an initial term that ends on December 31, 1996 and is renewable annually thereafter. ICMH may terminate the ICMH Services Agreement, in whole or in part, upon one month's written notice. As of December 1, 1996, this agreement was still in effect. As part of the services to be provided under the ICMH Services Agreement, ICII provides ICMH with insurance coverage and self insurance programs, including health insurance. The charge to ICMH for coverage will be based upon a pro rata portion of the costs to the Company for the various policies. The Company charges fees for each of the services which it provides to entities affiliated with ICMH under the ICMH Services Agreement based upon usage.

 OTHER TRANSACTIONS

 General

  ICAI, a wholly-owned subsidiary of the Company, oversees the day-to-day operations of ICMH, subject to the supervision of ICMH's Board of Directors, pursuant to a management agreement (the "Management Agreement") effective as of November 20, 1995, for a current term expiring on January 31, 1997. ICAI and ICMH are discussing a five-year extension to the Management Agreement whereby amounts payable thereunder would be subordinated to a specified rate of return payable to ICMH stockholders.

  ICAI is entitled to receive a per annum base management fee payable monthly in arrears of an amount equal to (i) 3/8 of 1% of gross mortgage assets of ICMH composed of other than agency certificates, conforming mortgage loans or mortgage-backed securities secured by or representing interests in conforming mortgage loans, plus (ii) 1/8 of 1% of the remainder of gross mortgage assets of ICMH plus (iii) 1/5 of 1% of the average daily asset balance of the outstanding amounts under IWLG's warehouse lending facilities. The term "gross mortgage assets" means for any month the weighted average book value of ICMH's Mortgage Assets (as defined in the Management Agreement), before reserves for depreciation or bad debts or other similar noncash reserves, computed at the end of such month. During the nine months ended September 30, 1996 and the year ended December 31, 1995, ICAI earned $1.4 million and $37,888 in management fees, respectively.

  ICAI is entitled to receive as incentive compensation for each fiscal quarter, an amount equal to 25% of the net income of ICMH, before deduction of such incentive compensation, in excess of the amount that would produce an annualized Return on Equity (as defined in the Management Agreement) equal to the ten-year United States Treasury rate plus 2%. "Return on equity" is calculated for any quarter by dividing ICMH's net income for the quarter by its average net worth for the quarter. For such calculations, the "net income" of ICMH means the income of ICMH determined in accordance with GAAP before ICAI's incentive compensation, the deduction for dividends paid and any net operating loss deductions arising from losses in prior periods. A deduction for all of ICMH's interest expenses for borrowed money is also taken in calculating net income. "Average net worth" for any period means the arithmetic average of the sum of the gross proceeds from any offering of its equity securities by ICMH, before deducting any underwriting discounts and commissions and other expenses and costs relating to such offering, plus ICMH's retained earnings (without taking into account any losses incurred in prior periods) computed by taking the daily average of such values during such period. The definition "return on equity" is only for purposes of calculating the incentive compensation payable, and is not related to the actual distributions received by ICMH's stockholders. The 25% incentive payment to ICAI is calculated quarterly in arrears before any income distributions are made to stockholders for the corresponding period. During the nine months ended September 30, 1996 and the year ended December 31, 1995, ICAI earned $0.7 million and zero, respectively, for ICAI's incentive payment.

  Pursuant to the Management Agreement, ICMH also pays all operating expenses except those specifically required to be borne by ICAI under the Management Agreement. The operating expenses generally required to be borne by ICAI include the compensation and other employment costs of ICAI's officers in their capacities as such and the cost of office space and out-of-pocket costs, equipment and other personnel required for oversight of ICMH's operations. The expenses that are paid by ICMH include issuance and transaction costs incident to the acquisition, disposition and financing of investments, regular legal and auditing fees and expenses of ICMH, the fees and expenses of ICMH's Directors, premiums for directors' and officers' liability insurance, premiums for fidelity and errors and omissions insurance, servicing and subservicing expenses, the costs of printing and mailing proxies and reports to stockholders, and the fees and expenses of ICMH's custodian and transfer agent, if any. Reimbursements of expenses incurred by ICAI which are the responsibility of ICMH are made monthly. During the nine months ended September 30, 1996 and the year ended December 31, 1995, there were no monies paid to ICAI as reimbursement of expenses.

 Purchase of Residual Interests

  Effective December 31, 1996, ICII sold $46.9 million of residual interests to ICIFC. In connection therewith, ICII lent ICIFC 100% of the purchase price. This loan bears interest at a rate of 12% per annum, and is secured by the residual interests.

 Bulk Mortgage Loan Purchases

  In December 1995, ICIFC entered into a number of agreements with the Company and SPTL to purchase bulk mortgage loan packages. All mortgage loan purchase agreements were entered into under the following terms.

  On December 5, 1995 and December 13, 1995, ICIFC purchased from the Company bulk mortgage loan packages of 30-year fully amortized six-month adjustable LIBOR and one-year adjustable United States Treasury Bill rate loans and 30- and 15-year fixed rate second trust deed mortgages with servicing rights on all mortgage loans released to ICIFC. The principal balances of the mortgages at the time of purchase was $106.7 million and $66.2 million, respectively, with a premium paid of $2.1 million and $1.6 million, respectively.

  On December 29, 1995, ICIFC purchased from SPTL two bulk mortgage loan packages of 30-year fully amortized six-month adjustable LIBOR and one-year adjustable United States Treasury Bill rate loans. The principal balances of the loans in the servicing released and servicing retained bulk package at the time of purchase was $300.0 million and $28.5 million with premiums paid of $3.4 million and $142,395, respectively.

 Purchase of Mortgage-Backed Securities

  On December 29, 1995, ICMH purchased, from SPTL, DLJ Mortgage Acceptance Corp. Pass-Through Certificates Series 1995-4, Class B-1 and Class B-2 issued August 29, 1995. These certificates consist primarily of a pool of certain conventional, 11th District Cost of Funds adjustable rate, one-to-four family, first lien mortgage loans, with terms to maturity of not more than 30 years. The mortgage loans underlying the certificates were originated or acquired by ICII. All of the mortgage loans are serviced by ICII in its capacity as master servicer. ICMH purchased Class B-1 certificates having an initial certificate principal balance of $4.8 million and the Class B-2 certificates having an initial certificate principal balance of $2.2 million for a price of 78.54 or $4.8 million and for a price of 70.01 or $2.3 million, respectively, equating to a discount of $1.0 million and $0.7 million, respectively. The Class B-1 certificates are single "B" rated mortgage securities and the Class B-2 are double "BB" rated mortgage securities. There was no gain or loss recorded by either party as a result of this transaction.

 Purchase of Subordinated Lease Receivables

  On December 29, 1995, ICMH purchased a subordinated interest in a lease receivable securitization from IBC. The lease receivables underlying the security were originated by IBC. ICMH purchased the subordinated lease receivable based on the present value of estimated cash flows using a discount rate of 12% which resulted in a purchase price of $8.4 million. As a result of the purchase, IBC recorded a gain of $1.6 million. The purchase price was based upon a market discount rate as confirmed by an independent third party. In March 1996, IBC repurchased the subordinated interest from ICMH, and as of September 30, 1996, holds the subordinated interest as an investment vehicle.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT

  The Registration Rights Agreement requires that the Company file a registration statement under the Securities Act with respect to the New Notes and, upon the effectiveness of such registration statement, offer to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by the Holder without registration under the Securities Act. Upon the completion of the Exchange Offer, the Company's obligations with respect to the registration of the Old Notes and the New Notes will terminate, except as provided below. A copy of the Indenture and the Registration Rights Agreement delivered in connection therewith have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Following the completion of the Exchange Offer, Holders of Old Notes not tendered will not have any further registration rights, except as provided below, and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon completion of the Exchange Offer.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third-parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder thereof (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Holder represents to the Company that (i) such New Notes are acquired in the ordinary course of business of such Holder, (ii) such Holder is not engaging in and does not intend to engage in a distribution of such New Notes and (iii) such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes. See "Plan of Distribution."

  In the event that any holder of Old Notes would not receive freely tradeable New Notes in the Exchange Offer or is not eligible to participate in the Exchange Offer, such Holder can elect, by so indicating on the Letter of Transmittal and providing certain additional necessary information, to have such Holder's Old Notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act.

  In the event that the Company is obligated to file a "shelf" registration statement, it will be required to keep such "shelf" registration statement effective for a period of three years or such shorter period that will terminate when all of the Old Notes covered by such registration statement have been sold pursuant thereto. Other than as set forth in this paragraph, no holder will have the right to require the Company to register such Holder's Notes under the Securities Act. See "Procedures for Tendering Old Notes."

  The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the SEC on or prior to 30 days after the Issue Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 90 days after the Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, New Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the

SEC on or prior to 30 days after such filing obligation arises (and in any event within 60 days after the Issue Date) and to cause the Shelf Registration to be declared effective by the SEC on or prior to 30 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the Effectiveness Target Date), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a Registration Default), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company to the Holders by wire transfer of immediately available funds or by federal funds check. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 P.M., New York City time, on April 30, 1997; provided, however, that if the Company, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended. As of the date of this Prospectus, $200,000,000 aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about March 31, 1997, to all Holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth under "--Certain Conditions to the Exchange Offer" below.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

  Only a registered Holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to Chase Trust Company of California (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal Rights"), as the case may be, must be guaranteed (see "--Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder exactly as the name or names of the registered Holder or Holders appear on the Old Notes with the signature thereon guarantied by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Note which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, and that neither the Holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. If any Holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such Holder or any such other person (i) may not rely on the applicable interpretation of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

  For each Old Note accepted for exchange, the Holder of such Old Note will receive as set forth below under "Description of the Notes--Book-Entry, Delivery and Form" a New Note having a principal amount equal to that of the surrendered Old Note. Accordingly, registered Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from January 23, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 P.M., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing

Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such New Notes for exchange, any of the following events shall occur:

    (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

    (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the SEC.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the SEC or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

  The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

  Chase Trust Company of California has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

  Chase Trust Company, Exchange Agent

  By Hand/Overnight Courier/By Mail:                  By Facsimile:
     c/o The Chase Manhattan Bank                    (212) 638-7380

       Attn: Mr. Carlos Estevez
            55 Water Street                       Confirm by Telephone:
        Second Floor, Room #234                      (212) 638-0828
       New York, New York 10041

  DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

  The Exchange Agent also acts as trustee under the Indenture.

FEES AND EXPENSES

  The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

  The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $200,000.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes--Exchange Offer; Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course or such Holders' business and such Holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a Holder so requests, the Company does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions. See "The Exchange Offer."

                             DESCRIPTION OF NOTES

GENERAL

  The Old Notes were issued pursuant to an Indenture, dated as of January 23, 1997 (the "Indenture") between the Company and Chase Trust Company of California, as trustee (the "Trustee"). The New Notes will also be issued pursuant to the Indenture. The Old Notes and the New Notes will be treated as a single class of securities under the Indenture.

  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the proposed form of Indenture and Registration Rights Agreement may be obtained as set forth under "--Additional Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to ICII and not to any of its Subsidiaries.

  The Old Notes are, and the New Notes will be, general unsecured obligations of the Company ranking pari passu with all future Indebtedness of the Company, if any, that is not subordinated to the Notes and senior to any Indebtedness of the Company that is subordinated to the Notes. The Notes will be unconditionally guaranteed on a senior unsecured basis by each of the Subsidiary Guarantors. See "--Subsidiary Guarantees."

  As of the Issue Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are in an aggregate principal amount of $200.0 million and will mature on January 15, 2007. Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 1997, to Holders of record on the immediately preceding January 1 and July 1, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, interest and Liquidated Damages with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

  The Company's payment obligations under Old Notes are, and under the New Notes will be, guaranteed through the Subsidiary Guarantees by each of the Subsidiary Guarantors, which consist of all Restricted Subsidiaries other than SPTL and the Special Purpose Subsidiaries. Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including payment of principal and interest on the Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to the contributions obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. ICIFC and SPFC will not be Subsidiary Guarantors or Subsidiaries of the Company under the Indenture unless the Deconsolidation fails to occur on or prior to March 31, 1997.

  The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity (other than ICII) whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such Subsidiary Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately preceding the transaction.

  The Indenture provides that in the event of (i) the designation of any Subsidiary Guarantor as an Unrestricted Subsidiary or (ii) a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor to a third party or any Unrestricted Subsidiary, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, in either case, in a transaction or manner that does not violate any of the covenants in the Indenture, then such Subsidiary Guarantor (in the event of such a designation or a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released from and relieved of any obligations under its Subsidiary Guarantee; provided that any Net Proceeds of such sale or other disposition are applied in accordance with the covenant described under the caption "--Certain Covenants--Asset Sales," and provided further, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, any other Indebtedness of the Company or its Restricted Subsidiaries shall also terminate upon such release, sale or disposition.

OPTIONAL REDEMPTION

  The Notes will not be redeemable at the Company's option prior to January 15, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

     YEAR                                                             PERCENTAGE
     ----                                                             ----------
     2002............................................................   104.938%
     2003............................................................   103.292%
     2004............................................................   101.645%
     2005 and thereafter.............................................   100.000%

  Notwithstanding the foregoing, during the first three years after the Issue Date, the Company may redeem up to an aggregate of 35% of the aggregate principal amount of Notes originally issued in the Offering at a redemption price of 109 7/8% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of an Equity Offering; provided however, that at least 65% of the aggregate principal amount of Notes initially issued remains outstanding immediately after the occurrence of such redemption.

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due and payable on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

  The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

CERTAIN COVENANTS

 Change of Control

  The Indenture provides that upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment").

  Within 10 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

  The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Change of Control Offer Period (the "Change of Control Purchase Date"), the Company will purchase all Notes tendered in response to the Change of Control Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

  If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Change of Control Offer.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (a) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or other restructuring.

 Asset Sales

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in excess of $1.0 million unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors, except for sales of Securitization Related Assets, which require no such resolution) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, excluding contingent liabilities and trade payables), of the Company or any such Restricted Subsidiary that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are promptly, but in no event more than 30 days after receipt, converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the Restricted Subsidiary may apply such Net Proceeds, (a) to permanently reduce Senior Indebtedness (other than the Notes or the Subsidiary Guarantees) of the Company or of the Subsidiary Guarantors, or (b) to an Investment (excluding guarantees of Indebtedness or other obligations), the making of a capital expenditure or the acquisition of other tangible assets, in each case in or with respect to a Related Business. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

  An Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), the Company will purchase the principal amount of Notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all

Notes tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

  If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

  On or before the Asset Sale Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all Notes tendered, and will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. The Company, the Depository or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

 Restricted Payments

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Restricted Subsidiary that is a Subsidiary Guarantor or to
SPTL); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company that is a Subsidiary Guarantor or by SPTL); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes (other than Notes), except a payment of interest or principal at Stated Maturity; or
(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (b) at the time of and immediately after giving effect to such Restricted Payment, the Company would be able to incur at least $1.00 of additional Indebtedness pursuant to the test described in the first sentence of the covenant described in "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (x) and (y) of the next succeeding paragraph), is less than the sum of (i) 25% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests (other than Disqualified Stock) of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), (iii) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, (iv) 25% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor or by SPTL after the Issue Date from an Unrestricted Subsidiary of the Company, plus (v) $15.0 million.

  The foregoing provisions will not prohibit: (v) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (w) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (x) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (y) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement or other management agreement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twelve-month period plus the aggregate cash proceeds received by the Company during such twelve-month period from any reissuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries; and (z) the repurchase, redemption or other retirement for value of any Equity Interests of any Restricted Subsidiary in a Strategic Investor Repurchase Transaction; and no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

  The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.


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

 Incurrence of Indebtedness and Issuance of Preferred Stock

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or any Subsidiary Guarantor may issue preferred stock or SPTL may incur Permitted SPTL Preferred Stock if, on the date of such incurrence and after giving effect thereto, the Company's Consolidated Leverage Ratio does not exceed 2.0 to 1.0.

  The foregoing provisions will not apply to:

    (i) Indebtedness of the Company existing on the Issue Date;

    (ii) the incurrence by the Company of Indebtedness represented by the Notes or by the Subsidiary Guarantors of Indebtedness represented by the Subsidiary Guarantees;

    (iii) the incurrence of Permitted Warehouse Indebtedness by the Company or any of its Restricted Subsidiaries, and any Guarantee by the Company of such Indebtedness incurred by a Restricted Subsidiary, provided, however, that to the extent any such Indebtedness of the Company or a Subsidiary Guarantor ceases to constitute Permitted Warehouse Indebtedness, such Indebtedness shall be deemed to be incurred at such time by the Company or such Subsidiary Guarantor, as the case may be;

    (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred or that was outstanding at the Issue Date;

    (v) the incurrence by the Company or a Restricted Subsidiary of Hedging Obligations directly related to (A) Indebtedness of the Company or a Restricted Subsidiary incurred in conformity with the provisions of the Indenture, (B) Receivables held by the Company or its Restricted Subsidiaries pending sale in a Qualified Securitization Transaction, (C) Receivables of the Company or its Restricted Subsidiaries that have been sold pursuant to a Warehouse Facility, (D) Receivables that the Company or the Restricted Subsidiary reasonably expects to purchase or commit to purchase, finance or accept as collateral, or(E) Securitization Related Assets and other assets owned or financed by the Company or its Restricted Subsidiaries in the ordinary course of business; provided, however, that, in the case of each of the foregoing clauses (A) through (E), such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by the Company and its Restricted Subsidiaries on the Issue Date; and

    (vi) Indebtedness of the Subsidiary Guarantors or of SPTL to the Company or Permitted SPTL Preferred Stock issued to the Company to the extent that such Indebtedness or such Permitted SPTL Preferred Stock constitutes a Permitted Investment of the Company of the type permitted under the definition of Permitted Investments;

    (vii) the incurrence by the Company or any of its Restricted Subsidiaries other than a Special Purpose Subsidiary of intercompany Indebtedness owing to the Company or any of its Restricted Subsidiaries other than a Special Purpose Subsidiary; provided, however, that (i) any subsequent issuance or transfer of any Capital Stock which results in any such Indebtedness being held by a Person other than a Restricted Subsidiary and (ii) any sale or transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary (other than a Special Purpose Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

    (viii) the incurrence by a Special Purpose Subsidiary of Non-Recourse Debt in a Qualified Securitization Transaction and the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse

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

  Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of the Special Purpose Subsidiary or other Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company; and

    (ix) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness in an aggregate principal amount which, together with the principal amount of all Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of Incurrence (other than Indebtedness permitted by clauses (ii) through (vii) above, or the first paragraph of this covenant), does not exceed $10.0 million.

 Liens

  The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Lien for the benefit of any Indebtedness ranking pari passu with or junior to the Notes, other than Permitted Liens, upon any property or assets of the Company or any Restricted Subsidiary of the Company or any shares of stock or debt of any Restricted Subsidiary of the Company which owns property or assets, now owned or hereafter acquired, unless (i) if such lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis or (ii) if such lien secures Indebtedness which is junior to the Notes, any such lien shall be junior to a lien granted to the holders of the Notes. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 Dividend and Other Payment Restrictions Affecting Subsidiaries

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or
(iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the Issue Date, (b) the Warehouse Facilities as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Warehouse Facilities as in effect on the Issue Date,
(c) Indebtedness or other contractual requirements of a Special Purpose Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Special Purpose Subsidiary, (d) the Indenture and the Notes, (e) applicable law, (f) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (g) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (h) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (i) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

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

 Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless
(i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, in addition to such Officers' Certificate, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing which is not an Affiliate of the Company; provided, however, that such fairness opinion shall not be required with respect to a Qualified Securitization Transaction or other transaction that is made in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, and is consistent with the past business practice of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, the following shall not be deemed Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) any issuance of securities, or other payments, compensation, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (iv) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $500,000 in aggregate principal amount outstanding at any one time, (v) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries, (vi) transactions between or among the Company and/or its Restricted Subsidiaries, (vii) Restricted Payments and Permitted Investments (other than Strategic Investor Repurchase Transactions) that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," and (viii) transactions between a Special Purpose Subsidiary and any Person in which the Special Purpose Subsidiary has an Investment.

 Business Activities

  The Company will not, and will not permit any Restricted Subsidiary to, engage in any line of business that is not a Related Business (except as a result of Investments in other businesses made or acquired in connection with the activities or conduct of the Related Businesses in the ordinary course of business by the Company and its Restricted Subsidiaries, including Investments obtained as a result of the foreclosure of Liens securing amounts lent by the Company or any of its Restricted Subsidiaries).

 Reports

  The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K even if the Company were not required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed

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

with the SEC on Form 8-K even if the Company were not required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

 Additional Subsidiary Guarantees

  The Indenture provides that the Company will not, and will not permit any of the Subsidiary Guarantors to, make any Investment in any Subsidiary that is not a Subsidiary Guarantor unless either (i) such Investment is permitted by the covenant entitled "Restricted Payments," or (ii) such Subsidiary executes a Subsidiary Guarantee and delivers an opinion of counsel in accordance with the provisions of the Indenture.

 Merger, Consolidation, or Sale of Assets

  The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and
(iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test described in the first sentence of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture or if, at the time thereof, any Subsidiary Guarantee of a Subsidiary Guarantor that is a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Subsidiary Guarantor, shall deny or disaffirm, in writing, its obligation under its Subsidiary Guarantee and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to January 15, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to January 15, 2002, then the initial optional redemption premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, the principal of, or Liquidated Damages, if any, with respect to, the Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

  No director, officer, employee, incorporator, organizer, member, manager or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on

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

such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance: (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.

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

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes; provided that the covenants entitled "Asset Sales" and "Change of Control" are not redemption provisions; (iii) reduce the rate of or change the time for payment of interest or Liquidated Damages on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, on the Notes; (vii) waive a redemption payment with respect to any Note; or (viii) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

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  "Acquired Debt" means, with respect to any specified Person (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, control (including, with correlative meanings, the terms controlling, controlled by and under common control with), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control. Notwithstanding the foregoing, no Person (other than the Company or any Restricted Subsidiary of the Company) in whom a Special Purpose Subsidiary makes an Investment in connection with a Qualified Securitization Transaction shall be deemed to be an Affiliate of the Company or any of its Restricted Subsidiaries solely by reason of such Investment.

  "Asset Sale" means (a) any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (other than as permitted under "--Certain Covenants--Merger, Consolidation or Sale of Assets" or "--Subsidiary Guaranties") (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary, as the case may be), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, including any sale of the stock of a Restricted Subsidiary, or (iv) any Securitization Related Asset, or (b) any issuance of Capital Stock (other than non-convertible preferred stock that is not Disqualified Stock) by any of the Company's Restricted Subsidiaries, except any such issuance to the Company or any Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor. Notwithstanding the foregoing, an "Asset Sale" does not include (a) a disposition by a Subsidiary to the Company or a Wholly Owned Restricted Subsidiary or by the Company to a Wholly Owned Restricted Subsidiary, (b) a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Restricted Payments"), (c) sales of Receivables in Qualified Securitization Transactions for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, (d) transfers of Receivables by a Special Purpose Subsidiary to third parties in a Qualified Securitization Transaction and (e) any trade or exchange by the Company or any Restricted Subsidiary of any assets for similar assets of a Related Business owned or held by another Person; provided that (1) the fair market value of the assets traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the fair market value of the asset or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary and (2) such exchange is approved by a majority of the directors of the Company who are not employees of the Company or its Restricted Subsidiaries.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capitalized Excess Servicing Fees Receivables" mean, with respect to the sale of Receivables in a Qualified Securitization Transaction, the present value of the excess of the weighted average coupon on the Receivables sold over the sum of (i) the coupon in the pass-through certificates, (ii) a base servicing fee paid to the loan or lease servicer and (iii) expected losses to be incurred on the portfolio of Receivables sold, considering prepayment assumptions.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means: (i) United States dollars; (ii) Government Securities (except that for purpose of this definition, Government Securities must have a remaining Weighted Average Life to Maturity of not more than one year from the date of investment therein); (iii) commercial paper or other short-term corporate obligation that has received a rating of at least A-1 or AA from Standard & Poor's Corporation ("S&P"), P-1 or Aa2 from Moody's Investor Services, Inc. ("Moody's"), F-1 or AA from Fitch Investor Service, Inc. ("Fitch"), or D-1 or AA from Duff & Phelps Credit Rating Co., ("Duff");
(iv) time deposits, certificates of deposit, bank acceptances or bank notes issued by any bank having capital surplus and undivided profits aggregating at least $500 million (or the foreign currency equivalent thereof) and at least a high A rating (or the equivalent) from any two of the following: S&P, Moody's, Thomson Bankwatch, Inc. or IBCA, Inc.; (v) money market preferred stocks which, at the date of acquisition and at all times thereafter, are accorded ratings of at least mid AA by any two of the following: S&P, Moody's, Fitch or Duff; (vi) tax-exempt obligations that are accorded ratings at the time of investment therein of at least mid AA (or equivalent short-term ratings) by any two of the following; S&P, Moody's, Fitch or Duff; (vii) master repurchase agreements with foreign or domestic banks having capital and surplus of not less than $500 million (or the foreign equivalent thereof) or primary dealers so long as (a) such bank or dealer has a rating of at least mid AA from any two of the following: S&P, Moody's, Fitch or Duff; (b) such agreements are collateralized with obligations of the United States government or its agencies at a ratio of 102%, or with other collateral rated at least mid AA from any two of the following: S&P, Moody's, Fitch or Duff, at a rate of 103% and, in either case marked to market weekly and (c) such securities shall be held by a third-party agent; (viii) guaranteed investment contracts and/or agreements of a bank, insurance company or other institution whose unsecured, uninsured and unguaranteed obligations (or claims-paying ability) are, at the time of investment therein, rated AAA by any two of the following: S&P, Moody's, Fitch or Duff; (ix) money market funds, the portfolio of which is limited to investments described in clauses (i) through (viii); (x) with respect to Non-Domestic Persons, instruments that are comparable to those described in clauses (i), (ii), (iv) and (vii) in the country in which such Non-Domestic Person is organized or has its principal business operations; and
(xii) up to $1.0 million in the aggregate of other financial assets held by Restricted Subsidiaries. In no event shall any of the Cash Equivalents described in clauses (iii) through (viii), (x) and (xi) above have a final maturity more than one year from the date of investment therein.

  "Change of Control" means the occurrence of one or more of the following events: (i) a person or entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) of persons or entities shall have become the beneficial owner of a majority of the securities of the Company ordinarily having the right to vote in the election of directors; (ii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any directors who are members of such Board of Directors of the Company on the date hereof and any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;
(iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any person or entity or group (as so defined) of persons, or entities (other than to any Wholly Owned Restricted Subsidiary of the Company); (iv) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction any person or entity or group (as so defined) of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (v) the adoption of a plan relating to the liquidation or dissolution of the Company.

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

  "Consolidated Leverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of all consolidated Indebtedness of the Company and its Restricted Subsidiaries, excluding Warehouse Indebtedness and Guarantees thereof permitted to be incurred pursuant to clause (iii) of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" to (ii) the Consolidated Net Worth of the Company.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof that is a Subsidiary Guarantor, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded, and
(v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Restricted Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the Stated Maturity of the Notes.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Equity Offering" means an underwritten primary public offering of Equity Interests (other then Disqualified Stock) of the Company pursuant to an effective registration statement under the Securities Act.

  "Existing Indebtedness" means the Indebtedness of the Company and its Subsidiaries (other then Indebtedness under the Warehouse Facilities) in existence on the Issue Date, until such amounts are repaid.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, in either case in the ordinary course of business and not for speculative or investment purposes.

  "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable,
(ii) all Capital Lease Obligations of such Person, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and expense accruals arising in the ordinary course of business), (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit), (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock other than Permitted SPTL Preferred Stock (but excluding any accrued dividends), (vi) all Warehouse Indebtedness,
(vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guaranty, (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. Except in the case of Warehouse Indebtedness (the amount of which shall be determined in accordance with the definition thereof) the amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term "Indebtedness" does not include deposit liabilities of any Restricted Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Restricted Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary course of business and secured by qualifying mortgage loans or mortgage-backed securities.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the

Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as determined as set forth in the last paragraph under the covenant entitled "-- Restricted Payments") of the Equity Interests of such Restricted Subsidiary not sold or disposed of; provided, however, that this requirement shall not apply if (i) the class of Equity Interests of the Restricted Subsidiary owned by the Company is registered under Section 12 of the Exchange Act and is listed on a national securities exchange or quoted on a national quotations system and (ii) if the Company has entered into an agreement with the Restricted Subsidiary that provides the Company with the right to demand (subject to customary restrictions) registration of all of its Equity Interests under the Securities Act.

  "Issue Date" means the date on which the Note are originally issued.

  "Lien" means, with respect to any Person, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind on the assets of such Person (including (i) any conditional sale or other title retention agreement or lease in the nature thereof, and (ii) any claim (whether direct or indirect through subordination or other structural encumbrance against any Securitization Related Asset sold or otherwise transferred by such Person to a buyer, unless such Person is not liable for any losses thereon).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and after any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary (i) in a Subsidiary Guarantor or in SPTL or a Person that will, upon the making of such Investment, become a Subsidiary Guarantor; provided, however, that the primary business of such Subsidiary Guarantor is a Related Business; and provided further, that any Investment by the Company in SPTL must be in the form of Permitted SPTL Preferred Stock or in a security senior to such stock; (ii) in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Subsidiary Guarantor; provided, however, that such Person's primary business is a Related Business,
(iii) comprised of Cash Equivalents, (iv) comprised of Receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, (v) comprised of payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business, (vi) comprised of stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments, (vii) in any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Sale as permitted pursuant to the covenant described under "--Certain Covenants--Asset Sales," (viii) comprised of Receivables of the Company or any of its Wholly Owned Restricted Subsidiaries, or (ix) comprised of Securitization Related Assets arising in a Qualified Securitization Transaction.

  "Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person (but excluding Capital Stock of another Person); provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 180 days after the latest of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (g) Liens on Receivables owned by the Company or a Restricted Subsidiary, as the case may be, to secure Indebtedness permitted under the provisions described in clause (ii) under "-- Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and Liens to secure Indebtedness under mortgage loan repurchase agreements or repurchase facilities permitted under the provisions described in clause (iii) under "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"; (h) Liens on Securitization Related Assets (or on the Capital Stock of any Subsidiary of such Person substantially all the assets of which are Securitization Related Assets); provided, however, that, (x) any such Liens may only encumber Securitization Related Assets, in an amount not to exceed 75% of the excess, if any, of (i) the total amount of Securitization Related Assets, determined on a consolidated basis in accordance with GAAP, as of the creation of such Lien over (ii) an amount equal to 150%

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of all unsecured Senior Indebtedness of the Company and its Restricted
Subsidiaries as of the time of creation of such Lien; and (y) the balance of Securitization Related Assets, not permitted to be encumbered by the foregoing proviso (x) shall remain unencumbered by any Lien; (i) Liens on Receivables and other assets of a Special Purpose Subsidiary incurred in connection with a Qualified Securitization Transaction; (j) Liens existing on the Issue Date;
(k) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (l) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including, any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (m) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person; (n) Liens (other than on any Securitization Related Assets) securing Hedging Obligations; (o) Liens on cash or other assets (other than Securitization Related Assets) securing Warehouse Indebtedness of the Company or its Restricted Subsidiaries; (p) Liens to secure any Permitted Refinancing Indebtedness as a whole, or in part, with any Indebtedness permitted under the Indenture to be Incurred and secured by any Lien referred to in the foregoing clauses (f), (j), (k) and (l); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of
(A) the outstanding, principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (j), (k) or (l), as the case may be, at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (q) Liens securing deposit liabilities of any Restricted Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Restricted Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary couse of business and secured by qualifying mortgage loans or mortgage-backed securities; and (r) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries. Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (f), (j) or
(k) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Proceeds pursuant to the covenant described under "--Certain Covenants--Sale of Assets."

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (v) such Indebtedness may not include a Guaranty of Indebtedness of a Person that is not a Subsidiary of the Company.

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

  "Permitted SPTL Preferred Stock" means nonvoting (except as provided in the second proviso below), noncumulative, perpetual preferred stock of SPTL which would qualify as Tier 1 capital or the equivalent thereof on an unrestricted basis for purposes of the capital requirements contained in 12 C.F.R. Part 325, Subpart A, or any successor provision; provided that the total liquidation preference of such preferred stock outstanding at any time shall not exceed 20% of the Consolidated Net Worth of SPTL (after giving effect to the issuance of such preferred stock); and provided further, that the holders of such stock may be granted the right to elect directors constituting less than a majority of the board of directors of SPTL if dividends on such have not been paid for six dividend periods, whether consecutive or not, and until such time as SPTL has paid or declared and set apart for payment dividends for four consecutive dividend periods.

  "Permitted Warehouse Indebtedness" means Warehouse Indebtedness in connection with a Warehouse Facility; provided, however, that (i) the assets as to which such Warehouse Indebtedness relates are or, prior to any funding under the related Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale on the consolidated balance sheet of the Company in accordance with GAAP, (ii) such Warehouse Indebtedness will be deemed to be Permitted Warehouse Indebtedness (a) in the case of a Purchase Facility, only to the extent the holder of such Warehouse Indebtedness has no contractual recourse to the Company and its Restricted Subsidiaries to satisfy claims in respect of such Permitted Warehouse Indebtedness in excess of the realizable value of the Receivables financed thereby, and (b) in the case of any other Warehouse Facility, only to the extent of the lesser of (A) the amount advanced by the lender with respect to the Receivables financed under such Warehouse Facility, and (B) the principal amount of such Receivables and
(iii) any such Indebtedness has not been outstanding in excess of 364 days.

  "Purchase Facility" means any Warehouse Facility in the form of a purchase and sale facility pursuant to which the Company or a Restricted Subsidiary of the Company sells Receivables to a financial institution and retains a right of first refusal upon the subsequent resale of such Receivables by such financial institution.

  "Qualified Securitization Transaction" means any transaction or series of transactions pursuant to which (i) the Company or any of its Restricted Subsidiaries (other than a Special Purpose Subsidiary) sells, convey or otherwise transfers to a Special Purpose Subsidiary or (ii) the Company, any of its Restricted Subsidiaries or a Special Purpose Subsidiary sells, conveys or otherwise transfers to a special purpose owner trust or other Person Receivables (together with any assets related to such Receivables, including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and other assets which are customarily transferred in connection with asset securitization transactions involving Receivables) of the Company or any of its Restricted Subsidiaries in transactions constituting "true sales" under the Bankruptcy Laws and as "sales" under GAAP, as evidenced by an Opinion of Counsel to such effect.

  "Receivables" means consumer, mortgage and commercial loans, equipment or other lease receivables and receivables purchased or originated by the Company or any Restricted Subsidiary in the ordinary course of business; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

  "Related Business" means any consumer or commercial finance business or any financial advisory or financial service business.

  "Residual Certificates" means, with respect to the sale of Receivables in a Qualified Securitization Transaction, any certificates representing Receivables not sold or transferred in such transaction or otherwise retained by or returned to the Person transferring such Receivables.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

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

  "Retained Interest" means, with respect to the sale of Receivables in a Qualified Securitization Transaction, the interest and rights retained by the Person in the Receivables transferred or sold in a Qualified Securitization Transaction, including any rights to receive cash flow attributable to such Receivables.

  "Securitization Related Assets" means, with respect to a Qualified Securitization Transaction: (i) the Capitalized Excess Servicing Fees Receivable retained by the Person who transfers or sells Receivables in such a transaction, (ii) the Retained Interest held by such Person in the Receivables sold or transferred in such transaction and (iii) Residual Certificates retained by such Person in such transaction.

  "Senior Indebtedness" means all Indebtedness of the Company or the Subsidiary Guarantors that is not, by its terms, subordinated in right of payment to the Notes.

  "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

  "Special Purpose Subsidiary" means a Wholly Owned Restricted Subsidiary of the Company (a) that is designated (as set forth below) as a "Special Purpose Subsidiary" by the Board of Directors of the Company, (b) that does not engage in, and whose charter prohibits it from engaging in, any activities other than Qualified Securitization Transactions, (c) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Restricted Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Securitization Transaction or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Securitization Transaction, (d) with which neither the Company nor any other Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company and
(e) with which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such Restricted Subsidiary's financial condition or cause such Restricted Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "SPFC" means Southern Pacific Funding Corporation, a California corporation and a partially owned Subsidiary of the Company.

  "SPTL" means Southern Pacific Thrift & Loan Association, a California corporation and a Subsidiary of the Company.

  "Stated Maturity" means, with respect to any installment of principal or interest on any series of Indebtedness, the date on which such payment of principal or interest was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such principal or interest prior to the date originally scheduled for the payment thereof.

  "Strategic Investor Repurchase Transaction" means the repurchase, redemption or other retirement for value of any Equity Interests of any Restricted Subsidiary (a) from a strategic partner or investor owning such Equity Interests that, except for such Investment, would not be an Affiliate of the Company or its Restricted Subsidiaries and (b) in a transaction whose terms comply with the provisions set forth in "--Affiliate Transactions."

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

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); provided, that SPFC and ICIFC shall not be considered Subsidiaries of the Company unless the Company owns more than 50% of the total voting power of shares of Capital Stock on or after March 31, 1997.

  "Subsidiary Guarantors" means each of (i) the Restricted Subsidiaries other than SPTL and the Special Purpose Subsidiaries and (ii) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

  "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (d) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) such Subsidiary becomes a Subsidiary Guarantor, and (iii) no Default or Event of Default would be in existence following such designation.

  "Warehouse Facility" means any funding arrangement, including a Purchase Facility, with a financial institution or other lender or purchaser, to the extent (and only to the extent) funding thereunder is used exclusively to finance or refinance the purchase or origination of Receivables by the Company or a Restricted Subsidiary of the Company for the purpose of (i) pooling such Receivables prior to securitization or (ii) sale, in each case in the ordinary course of business.

  "Warehouse Indebtedness" means the greater of (x) the consideration received by the Company or its Restricted Subsidiaries under a Warehouse Facility and
(y) in the case of a Purchase Facility, the book value of the Receivables financed under such Warehouse Facility until such time as such Receivables are
(i) securitized, (ii) repurchased by the Company or its Restricted Subsidiaries or (iii) sold by the counterparty under the Warehouse Facility to a Person who is not an Affiliate of the Company.

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

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following general discussion summarizes certain of the material U.S. federal income tax aspects of the acquisition, ownership and disposition of the New Notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax that may be relevant to the purchase, ownership and disposition of the New Notes by a prospective investor in light of such investor's personal circumstances. This discussion also does not address the U.S. federal income tax consequences of ownership of New Notes not held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the New Notes as part of a "straddle", a "hedge" against currency risk or a "conversion transaction", persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion is generally limited to the tax consequences to initial holders. It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

  This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

  PROSPECTIVE HOLDERS OF THE NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

                                 U.S. HOLDERS

  The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a New Note that is (i) a citizen or resident (as defined in Section 7701(b) (1) of the Code) of the United States,
(ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein or (iii) an estate or trust, the income of which is subject to U.S. federal income tax regardless of the source (a "U.S. Holder"). Certain U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

EXCHANGE OFFER

  The exchange of the Old Notes for New Notes pursuant to the Exchange Offer should not be a taxable exchange for U.S. federal income tax purposes. As a result, there should be no federal income tax consequences to U.S. Holders exchanging the Old Notes for the New Notes pursuant to the Exchange Offer.

STATED INTEREST

  Interest on a New Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder's method of accounting for tax purposes.

MARKET DISCOUNT

  If a New Note is acquired at a "market discount", some or all of any gain realized upon a sale, other disposition or payment at maturity (or earlier), or some or all of the proceeds of a partial principal payment, of such Note may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess (if any) of the stated redemption price at maturity over the purchase price, subject to a statutory de minimis exception. Unless a U.S. Holder has elected to include the market discount in income as it accrues, any gain realized on any subsequent disposition of such a Note (other than in connection with certain nonrecognition transactions) or payment at maturity (or earlier), or some or all of the proceeds of a partial principal payment with respect to such Note, will be treated as ordinary income to the extent of the market discount accrued during the period such Note was held.

  The amount of market discount treated as having accrued will be determined either (i) on a ratable basis by multiplying the market discount times a fraction, the numerator of which is the number of days the New Note was held by the U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the New Note up to and including the date of its maturity or (ii) if the U.S. Holder so elects, on a constant interest rate method. A U.S. Holder may make that election with respect to any New Note but, once made, such election is irrevocable.

  In lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition, a U.S. Holder of a New Note acquired at a market discount may elect to include market discount in income currently, through the use of either the ratable inclusion method or the elective constant interest method. Once made, the election to include market discount in income currently applies to all Notes and other obligations held by the U.S. Holder that are purchased at a market discount during the taxable year for which the election is made, and all subsequent taxable years of the U.S. Holder, unless the Internal Revenue Service (the "IRS") consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the New Note in the hands of the U.S. Holder will be increased by the market discount thereon as it is included in income.

  Unless a U.S. Holder who acquires a New Note at a market discount elects to include market discount in income currently, such U.S. Holder may be required to defer deductions for any interest paid on indebtedness allocable to such Notes in an amount not exceeding the deferred income until such income is realized.

BOND PREMIUM

  If a U.S. Holder purchases a New Note and immediately after the purchase the adjusted basis of the New Note exceeds the sum of all amounts payable on the instrument after the purchase date (other than qualified stated interest), the New Note has "bond premium." A U.S. Holder may elect to amortize such bond premium over the remaining term of such Note (or, in certain circumstances, until an earlier call date).

  If bond premium is amortized, the amount of interest that must be included in the U.S. Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the New Note's yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the New Note.

  An election to amortize premium will apply to amortizable bond premium on all Notes and other bonds, the interest on which is includible in the U.S. Holder's gross income, held at the beginning of the U.S. Holder's first taxable year to which the election applies or are thereafter acquired, and may be revoked only with the consent of the IRS.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Upon the disposition of a New Note by sale, exchange or redemption, a U.S. Holder will generally recognize gain or loss equal to the difference between
(i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's tax basis in the New Note. A U.S. Holder's tax basis in a New Note generally will equal the cost of the Note (net of accrued interest) to the U.S. Holder increased by amounts includible in income as market discount (if the holder elects to include market discount on a current basis) and reduced by any amortized bond premium.

  Provided the New Note is held as a capital asset, such gain or loss (except as otherwise provided by the market discount rules otherwise provide) will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such New Note for more than one year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under the Code, a U.S. Holder of a New Note may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to cash payments in respect of interest or the gross proceeds from dispositions thereof. This withholding applies only if the holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report interest properly, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of New Notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption.

                               NON-U.S. HOLDERS

  The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a New Note that is not (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein or (iii) an estate or trust, the income of which is subject to U.S. federal income tax regardless of the source (a "Non-U.S. Holder").

  This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of the New Notes by any particular Non-U.S. Holder in light of such Holder's personal circumstances, including holding the New Notes through a partnership, trust or estate. For example, persons who are partners in foreign partnerships or beneficiaries of foreign trusts or estates who are subject to U.S. federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to U.S. federal income tax or income and gain from the New Notes, even though the entity is not so subject.

  For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of the New Note will be considered "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a U.S. permanent establishment (or to a fixed base) in the United States.

STATED INTEREST

  Generally, any interest paid to a Non-U.S. Holder of a New Note that is not U.S. trade or business income will not be subject to United States tax if the interest qualIfies as "portfolio interest." Generally, interest on the New Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, (ii) the Non-U.S. Holder is not a bank receiving such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business and (iii) the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a United States person and such certificate provides the beneficial owner's name and address.

  The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% withholding rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under proposed regulations, the Forms 1001 and 4224 will be replaced by Form W-8. Also under proposed regulations, a Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the proposed regulations for payments through qualified intermediaries.

SALE, EXCHANGE OR REDEMPTION OF NOTES

  Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a New Note generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the New Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

FEDERAL ESTATE TAX

  New Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax provided that the individual does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and income on the Notes was not U.S. trade or business income.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding or that is exempt from U.S. withholding tax pursuant to a tax treaty or the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides (or is otherwise subject to tax).

  The regulations provide that backup withholding and information reporting will not apply to payments of principal on the New Notes by the Company to a Non-U.S. Holder, if the Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied).

  The payment of the proceeds from the disposition of New Notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a New Note to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

  In the case of the payment of proceeds from the disposition of New Notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or Supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed, pursuant to the Registration Rights Agreement, to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for all the holders of the Notes as a single class) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company and certain of the Subsidiary Guarantors by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California.

                                    EXPERTS

  The financial statements of Imperial Credit Industries, Inc. as of December 31, 1994, and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995, consolidated financial statements contains an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights."

                        IMPERIAL CREDIT INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Audited Consolidated Financial Statements:
  Independent Auditors' Report.............................................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Income........................................  F-4
  Consolidated Statements of Changes in Shareholders' Equity...............  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
Unaudited Condensed Consolidated Financial Statements:
  Consolidated Balance Sheets.............................................. F-37
  Consolidated Statements of Income........................................ F-38
  Consolidated Statements of Cash Flows.................................... F-39
  Notes to Consolidated Financial Statements............................... F-40

  All supplemental schedules are omitted as inapplicable or because the required information is included in the consolidated financial statements or notes thereto.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Imperial Credit Industries, Inc.:

  We have audited the accompanying consolidated balance sheets of Imperial Credit Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imperial Credit Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," for the year ended December 31, 1995.

                                         KPMG PEAT MARWICK LLP

Los Angeles, California
March 28, 1996, except as to
note 26, which is as of
January 17, 1997

                        IMPERIAL CREDIT INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31,
                                                -----------------------------
                                                     1995           1994
                                                -------------- --------------
                    ASSETS
Cash..........................................  $   39,165,775 $   24,903,671
Interest bearing deposits.....................     267,775,615     10,600,000
Investment in Federal Home Loan Bank stock....      22,750,000     18,817,300
Securities available for sale, at market......       5,962,500            --
Loans held for sale (Fair value of
 $1,345,509,326 and $264,506,440 at December
 31, 1995 and 1994, respectively).............   1,341,809,910    263,807,378
Loans held for investment, net................     668,771,208  1,029,555,671
Capitalized excess servicing fees receivable..      44,031,189      4,319,393
Purchased and originated servicing rights.....      18,428,520     16,745,522
Retained interest in loan and lease
 securitizations..............................      14,241,098        238,990
Accrued interest on loans.....................      10,164,585      5,917,543
Premises and equipment, net...................      11,369,004     12,374,689
Other real estate owned, net..................       7,179,157      3,268,009
Goodwill......................................      20,345,931            --
Other assets..................................      38,640,656     29,860,668
                                                -------------- --------------
  Total assets................................  $2,510,635,148 $1,420,408,834
                                                ============== ==============
     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits......................................  $1,092,988,944 $  934,621,084
Borrowings from Imperial Bank.................       5,000,000            --
Borrowings from Federal Home Loan Bank........     190,000,000    295,000,000
Other borrowings..............................     875,815,309            --
Bonds.........................................     111,995,353            --
Senior Notes..................................      80,472,360     80,343,905
Other liabilities.............................      60,260,718     34,571,324
                                                -------------- --------------
  Total liabilities...........................   2,416,532,684  1,344,536,313
                                                -------------- --------------
  Commitments and contingencies (notes 19 and
   23)
Shareholders' equity:
Preferred stock, 8,000,000 shares authorized;
 none issued or
 outstanding..................................             --             --
Common stock, no par value. Authorized
 40,000,000 shares; 14,578,481 and 9,620,953
 shares issued and outstanding at December 31,
 1995
 and December 31, 1994, respectively..........      51,981,388     51,155,925
Retained earnings.............................      38,909,853     24,716,596
Unrealized gain on securities available for
 sale, net....................................       3,211,223            --
                                                -------------- --------------
  Total shareholders' equity..................      94,102,464     75,872,521
                                                -------------- --------------
    Total liabilities and shareholders' equi-
 ty...........................................  $2,510,635,148 $1,420,408,834
                                                ============== ==============

          See accompanying notes to consolidated financial statements.

                        IMPERIAL CREDIT INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1995         1994         1993
                                         ------------  ----------- ------------
REVENUE:
  Gain on sale of loans................. $ 39,556,776  $ 8,627,771 $ 18,148,870
                                         ------------  ----------- ------------
  Interest on loans.....................  120,244,242   79,172,615   51,612,124
  Interest on investments...............    6,630,028    3,610,130    1,972,301
  Interest on other finance activities..    2,607,536          --           --
                                         ------------  ----------- ------------
    Total interest income...............  129,481,806   82,782,745   53,584,425
  Interest expense......................   95,728,042   61,673,723   29,811,337
                                         ------------  ----------- ------------
    Net interest income.................   33,753,764   21,109,022   23,773,088
  Provision for loan and lease losses...    5,450,000    5,150,000    2,350,000
                                         ------------  ----------- ------------
  Net interest income after provision
   for loan and lease losses............   28,303,764   15,959,022   21,423,088
                                         ------------  ----------- ------------
  Loan servicing income.................   12,718,059   16,331,844    6,784,927
  Gain on sale of servicing rights......    3,578,325   30,837,437   23,655,276
  Gain on sale of securities............          --           --       211,979
  Other income..........................    1,152,249    1,048,198    1,201,576
                                         ------------  ----------- ------------
    Total other income..................   17,448,633   48,217,479   31,853,758
                                         ------------  ----------- ------------
  Total revenue.........................   85,309,173   72,804,272   71,425,716
                                         ------------  ----------- ------------
EXPENSES:
  Personnel expense.....................   34,053,432   33,477,183   24,519,650
  Amortization of PMSR's and OMSR's.....    3,986,048    3,176,260      830,888
  Occupancy expense.....................    3,903,966    3,399,121    2,123,617
  Data processing expense...............    1,461,114    1,322,950      326,978
  Net expenses of other real estate
   owned................................    1,912,681      969,040      564,114
  Professional services.................    2,768,639    1,528,149      767,677
  FDIC insurance premiums...............    1,137,357    2,170,387    1,070,387
  Telephone and other communications....    2,509,110    2,820,303    1,977,231
  General and administrative expense....    9,447,313   12,651,083    7,772,271
                                         ------------  ----------- ------------
    Total expenses......................   61,179,660   61,514,476   39,952,813
                                         ------------  ----------- ------------
  Income before income taxes............   24,129,513   11,289,796   31,472,903
  Income taxes..........................   10,144,019    4,685,194   13,054,454
  Minority interest in loss of
   consolidated subsidiaries............     (207,763)         --           --
                                         ------------  ----------- ------------
  Income before extraordinary item......   14,193,257    6,604,602   18,418,449
  Extraordinary item--repurchase of
   Senior Notes, net of
   income taxes.........................          --       919,286          --
                                         ------------  ----------- ------------
    Net income.......................... $ 14,193,257  $ 7,523,888 $ 18,418,449
                                         ============  =========== ============
INCOME PER SHARE:
  Primary:
  Income before extraordinary item...... $       0.82  $      0.39 $       1.09
  Extraordinary item--repurchase of
   Senior Notes.........................          --          0.06          --
                                         ------------  ----------- ------------
  Net Income............................ $       0.82  $      0.45 $       1.09
                                         ============  =========== ============
  Fully Diluted:
  Income before extraordinary item...... $       0.81  $      0.39 $       1.09
  Extraordinary item--repurchase of
   Senior Notes.........................          --          0.06          --
                                         ------------  ----------- ------------
  Net Income............................ $       0.81  $      0.45 $       1.09
                                         ============  =========== ============

          See accompanying notes to consolidated financial statements.

                        IMPERIAL CREDIT INDUSTRIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                               UNREALIZED
                                                                GAIN ON
                                                               SECURITIES
                           NUMBER OF                           AVAILABLE      TOTAL
                            SHARES      COMMON     RETAINED    FOR SALE,  SHAREHOLDERS'
                          OUTSTANDING    STOCK     EARNINGS       NET        EQUITY
                          ----------- ----------- -----------  ---------- -------------
Balance, December 31,
 1992...................   8,726,315  $39,322,548 $10,455,623  $      --   $49,778,171
Exercise of stock op-
 tions..................       7,370       56,011         --          --        56,011
Stock dividend..........     873,373   11,681,364 (11,681,364)        --
Net income, 1993........         --           --   18,418,449         --    18,418,449
                          ----------  ----------- -----------  ----------  -----------
Balance, December 31,
 1993...................   9,607,058   51,059,923  17,192,708         --    68,252,631
Exercise of stock op-
 tions..................      13,895       96,002         --          --        96,002
Net income, 1994........         --           --    7,523,888         --     7,523,888
                          ----------  ----------- -----------  ----------  -----------
Balance, December 31,
 1994...................   9,620,953   51,155,925  24,716,596         --    75,872,521
Exercise of stock op-
 tions..................     147,019      825,463         --          --       825,463
3-for-2 stock split.....   4,810,509          --          --          --           --
Unrealized gain on secu-
 rities available for
 sale, net..............         --           --          --    3,211,223    3,211,223
Net income, 1995........         --           --   14,193,257         --    14,193,257
                          ----------  ----------- -----------  ----------  -----------
Balance, December 31,
 1995...................  14,578,481  $51,981,388 $38,909,853  $3,211,223  $94,102,464
                          ==========  =========== ===========  ==========  ===========




          See accompanying notes to consolidated financial statements.

                        IMPERIAL CREDIT INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------
                                      1995            1994           1993
                                 --------------  --------------  -------------
Cash flows from operating ac-
 tivities:
  Net income...................  $   14,193,257  $    7,523,888  $  18,418,449
  Adjustments to reconcile net
 income to net cash (used in)
   provided by operating activ-
 ities:
  Provision for loan losses....       5,450,000       5,150,000      2,350,000
  (Recovery) provision for op-
 erational losses..............      (1,819,000)      2,000,000            --
  Depreciation and amortiza-
 tion..........................       6,382,140       4,766,552      2,660,160
  Accretion of discount........      (2,607,536)            --             --
  Gain on sale of servicing
 rights........................      (3,578,325)    (30,837,437)   (23,655,276)
  Gain on sale of loans........     (39,556,776)     (8,627,771)   (18,148,870)
  Stock option compensation ex-
 pense.........................         653,400         435,600        435,600
  Writedowns on other real es-
 tate owned....................       2,085,000         369,131        406,089
  Provision for deferred income
 taxes.........................       2,120,241       2,677,920      3,076,100
  Gain on repurchase of senior
 notes.........................             --       (1,538,349)           --
  Net change in loans held for
 sale..........................    (579,729,746)    982,827,357   (894,257,137)
  Gain on securities...........             --              --        (211,979)
  Net change in accrued inter-
 est on loans..................      (4,247,042)     (1,342,105)    (3,037,696)
  Net change in other assets...     (66,575,625)    (15,952,518)     4,195,206
  Net change in other liabili-
 ties..........................      (1,435,825)     14,126,387      4,719,192
                                 --------------  --------------  -------------
Net cash (used in) provided by
 operating activities:             (668,665,837)    961,578,655   (903,050,162)
                                 --------------  --------------  -------------
Cash flows from investing ac-
 tivities:
  Net change in interest bear-
 ing deposits..................    (257,175,615)     79,400,000    (60,000,000)
  Purchase of servicing
 rights........................      (8,128,031)    (14,764,526)   (12,522,886)
  Proceeds from sale of servic-
 ing rights....................      12,815,190      26,898,995     20,364,284
  Proceeds from sale of other
 real estate owned.............       7,071,366       1,174,340      1,264,445
  Purchase of securities avail-
 able for sale.................             --              --    (165,383,503)
  Sale of securities available
 for sale......................             --              --     165,595,482
  Net change in loans held for
 investment....................      61,656,259    (882,389,638)   (75,967,747)
  Purchases of premises and
 equipment.....................      (1,367,547)     (6,140,216)    (6,050,946)
  Purchases of Federal Home
 Loan Bank stock...............      (3,932,700)       (817,300)   (13,000,000)
  Cash utilized for acquisi-
 tions.........................    (175,014,966)            --             --
                                 --------------  --------------  -------------
Net cash used in investing ac-
 tivities:                         (364,076,044)   (796,638,345)  (145,700,871)
                                 --------------  --------------  -------------
Cash flows from financing ac-
 tivities:
  Net change in deposits.......     158,367,860     (66,846,959)   578,916,555
  Net change in borrowings from
 Imperial Bank.................       5,000,000     (20,000,000)    20,000,000
  Advances from Federal Home
 Loan Bank.....................     347,000,000     988,000,000    790,500,000
  Repayments of advances from
 Federal Home Loan Bank........    (452,000,000) (1,013,000,000)  (470,500,000)
  Net change in other
 borrowings....................     875,815,309    (147,611,302)   147,611,302
  Issuance of bonds............     111,995,353             --             --
  Proceeds from offering of Se-
 nior Notes....................             --       88,593,300            --
  Repurchase of Senior Notes...             --       (6,545,000)           --
  Proceeds from exercise of
 stock options.................         825,463          96,002         56,011
                                 --------------  --------------  -------------
Net cash provided by (used in)
 financing activities:            1,047,003,985    (177,313,959) 1,066,583,868
Net change in cash.............      14,262,104     (12,373,649)    17,832,835
Cash at beginning of year......      24,903,671      37,277,320     19,444,485
                                 --------------  --------------  -------------
Cash at end of year............  $   39,165,775  $   24,903,671  $  37,277,320
                                 ==============  ==============  =============

          See accompanying notes to consolidated financial statements.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ORGANIZATION

  Imperial Credit Industries, Inc. (the Company), incorporated in 1986 in the State of California, is 39.8% owned by Imperial Bank. In 1991 Imperial Bank recapitalized the Company to conduct a full service mortgage banking operation.

  The consolidated financial statements include Imperial Credit Industries, Inc. ("ICII"), its wholly-owned subsidiaries and majority-owned subsidiaries (collectively the "Company"). The wholly-owned subsidiaries include Southern Pacific Thrift and Loan Association ("SPTL"), Southern Pacific Funding Corporation ("SPFC"), Imperial Business Credit, Inc. ("IBC") and Imperial Credit Advisors, Inc. ("ICAI"). The majority-owned consolidated subsidiaries include Franchise Mortgage Acceptance Company, LLC ("FMAC"), and ICI Funding Corporation ("ICIFC"). These minority interests are shown in other liabilities on the consolidated balance sheet. FMAC is owned two-thirds by the Company and one-third by the President of FMAC. The Company owns 100% of the voting common of ICIFC which entitles it to a 1% economic interest. Imperial Credit Mortgage Holdings, Inc. ("ICMH"), an unconsolidated affiliated company, owns all of the ICIFC non-voting preferred stock which entitles it to a 99% economic interest. All material intercompany balances and transactions have been eliminated.

STRATEGIC DIVESTITURES

  In 1995, the Company began to diversify away from the conforming residential mortgage lending business, the Company's traditional focus, and into other select lending businesses. The Company expanded several existing businesses and commenced several new businesses, including non-conforming residential mortgage banking, commercial mortgage banking, business lending and consumer lending. The Company's loans and leases by sector consist primarily of the following: non-conforming residential mortgage banking; commercial mortgage banking--franchise loans, income producing loans, and manufactured housing community loans; business lending--equipment leasing and asset-based financing; consumer loans--sub-prime auto loans and Title I home improvement loans. The Company solicits loans and leases from brokers on a wholesale and portfolio basis directly from borrowers. The majority of the Company's loans and leases, other than those held by SPTL for investment, are sold in secondary markets through securitizations and whole loan sales.

  During the fourth quarter of 1995, the Company sold its mortgage conduit operations and SPTL's warehouse lending operations to ICMH, a newly formed Maryland corporation that subsequently engaged in an initial public offering of its common stock. In exchange for these assets, the Company received approximately 11.8% of the capital stock of ICMH. This investment is included in securities available for sale on the consolidated balance sheet. Additionally, ICAI entered into a management agreement with ICMH pursuant to which it advises upon the day-to-day operations of ICMH and for which it is paid a management fee.

  During the first quarter of 1996 the Company sold substantially all of its conforming residential mortgage loan servicing rights and the majority of its wholesale mortgage origination offices related to its conforming residential mortgage lending business. The Company's wholesale offices in Florida, Colorado, Washington and Oregon have been converted to SPFC offices. (See Note
29). Additionally, the Company has undertaken to transfer all servicing rights related to its residential non-conforming mortgage banking business to Advanta Corporation. The Company intends to continue servicing all loans and leases originated by its equipment leasing and franchise mortgage lending businesses as well as all loans held for investment at SPTL.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

STRATEGIC FOCUSES AND ACQUISITIONS

  The Company, through SPFC, has refocused its residential mortgage operations on the origination, purchase and sale of non-conforming residential mortgage loans secured primarily by one-to-four family residences. The majority of SPFC's loans are made to owners of single family residences who use a portion of the loan proceeds for such purposes as debt consolidation, financing of home improvements and educational expenditures, among others.

  In May 1995, the Company substantially expanded its existing equipment leasing business, IBC, through the acquisition of First Concord Acceptance Corporation ("FCAC"). IBC conducts its business equipment leasing operations from its headquarters in Rancho Bernardo, California and its operations center in Denver, Colorado.

  In June 1995, the Company established FMAC which acquired the Franchise Mortgage Acceptance Company division of Greenwich Financial Capital Products, Inc. FMAC is owned two-thirds by the Company and one-third by the President of FMAC. Through FMAC, the Company originates, securitizes and services franchise mortgage loans, primarily to nationally recognized restaurant franchisees. FMAC's headquarters and operations center are located in Greenwich, Connecticut.

  In September 1995, the Company acquired CoastFed Business Credit Corporation ("CBCC") from Coast Federal Bank, Federal Savings Bank. CBCC, now a division of SPTL operating under the name Coast Business Credit Corporation ("CBC"), provides asset-based lending to middle market companies located mainly in California. CBC's predecessor corporation began operations in 1955 under the management of its current chief executive officer and it is headquartered in Los Angeles, California.

2. BASIS OF PRESENTATION

  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ significantly from those estimates.

  Prior years' consolidated financial statements have been reclassified to conform to the 1995 presentation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Loans Held for Sale

  Loans held for sale are carried at the lower of aggregate cost or market.

  In order for the Company to maintain an orderly market for the loans it originates, the Company sells mortgage-backed securities through forward delivery contracts. Such forward delivery contracts that have not been completed at the end of an accounting period are used in determining the market value of unsold loans.

  The Company also enters into commitments with institutional investors. These commitments may provide either optional or mandatory delivery of closed mortgages. The fees paid for commitments are recognized over the term of the commitment or as the commitment is filled, whichever occurs sooner.

  Loans which are ineligible for sale, generally 90 days past due are transferred to loans held for investment at the lower of cost or market on the day of transfer.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

 Loans Held for Investment

  Loans held for investment are stated at the principal outstanding. Interest income is recorded on the accrual basis in accordance with the terms of the receivables, except that accruals are discontinued when the payment of principal or interest is 90 or more days past due. Future collections of interest are included in interest income or applied to the loan balance based on an assessment of the likelihood that the loan will be repaid.

  On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, underlying collateral values, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio.

  Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), as amended in October 1994 by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures", was adopted January 1, 1995. These standards require that the value of impaired loans be established by discounting the expected future cash flows at the loan's effective interest rate, or by the current observable market price or the fair value of its collateral. The Company considers a loan to be impaired when, based upon current information and events, it believes it will be unable to collect all amounts due according to the contractual terms of the loan agreement. Many factors are considered in the determination of impairment. The measurement of collateral dependent impaired loans is based on the fair value of the loan's collateral. Non-collateral dependent loans are valued based on a present value calculation of expected future cash flows, discounted at the loan's effective rate. Cash receipts on impaired loans not performing according to contractual terms are generally used to reduce the carrying value of the loan, unless the Company believes it will recover the remaining principal balance of the loan. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in the provision for loan losses. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan losses.

  In originating or acquiring loans, the Company evaluates the borrower's credit worthiness and debt ratios, the property appraisal and the loan-to-value ratio. The maximum amount of credit risk related to the Company's investment in loans is represented by the outstanding principal balance of the loans plus accrued interest.

 Capitalized Excess Servicing Fees Receivable

  The Company has created capitalized excess servicing fees receivable as a result of the sale of loans and to a lesser extent leases into various trust vehicles. These various trust vehicles, primarily consisting of real estate mortgage investment conduits, are majority owned by an independent third party who has made a substantial capital investment and has substantial risks and rewards of ownership of the assets of the trust; therefore, these trust vehicles are not consolidated with the Company. Capitalized excess servicing fees receivable on the sale of loans and leases are determined by computing the present value of the excess of the weighted average coupon on the loans and leases sold (ranging from 9.0% to 13.3%) over the sum of: (1) the coupon in the pass through certificates (ranging from 6.2% to 7.4%), (2) a base servicing fee paid to the loan or lease servicer (ranging from 0.40% to 0.50%), (3) expected losses to be incurred on the portfolio of loans or leases sold (ranging from 0.25%

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

to 0.50% over the life of the loan), and considering (4) prepayment assumptions. Prepayment assumptions are based on recent evaluations of the actual prepayments of the Company's servicing portfolio or on market prepayment rates on new portfolios and consideration of the current interest rate environment and its potential impact on prepayment rates. The cash flows expected to be received by the Company, not considering the expected losses, are discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a rate equivalent to the risk-free rate for securities with a duration similar to that estimated for the underlying loans and leases sold. The combined result is an effective overall rate of approximately 15%. The excess servicing cash flows are available to the Company to the extent that there is no impairment of the credit enhancements established at the time the loans and leases are sold. Such credit enhancements are classified as retained interest in loan and lease securitization on the consolidated balance sheets and represent the amount of overcollateralization of the certificates. Capitalized excess servicing fees receivable are amortized using the interest method. To the extent that actual future performance results are different from the excess cash flows the Company estimated, the Company's capitalized excess servicing fees receivable will be adjusted quarterly with corresponding adjustments made to income in that period. The carrying value of the Company's capitalized excess servicing fees receivable was subject to a relative fair value allocation.

 Purchased and Originated Servicing Rights

  In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 amends Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities", to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. The Statement applies prospectively in fiscal years beginning after December 15, 1995 although earlier application is encouraged. The Company adopted the provisions of SFAS 122 for the year ended December 31, 1995. The adoption of SFAS 122 resulted in an increase in the Company's revenues and net income of $6.2 million, and $3.6 million, respectively, in 1995.

  Purchased servicing represents the cost of acquiring the right to service mortgage loans. Originated servicing rights are recorded when mortgage loans are originated and subsequently sold or securitized with the servicing rights retained. The total cost of the mortgage loans is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The cost relating to purchased and originated servicing is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

  In accordance with SFAS 122, the Company assesses the impairment of the purchased and originated servicing portfolio based on the fair value of those rights on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. For the purpose of measuring impairment, the Company has stratified the capitalized mortgage servicing rights using the following risk characteristics: loan program type and interest rate traunch in 100 basis point increments.

  In order to determine the fair value of the servicing rights, the Company uses market prices under comparable servicing sales contracts, when available, or alternatively, it uses a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discount rates and anticipated prepayment speeds. The prepayment speeds are determined from market sources for fixed rate mortgages with similar coupons and prepayment reports for comparable variable rate loans. In addition, the Company uses market comparables for estimates of the cost of servicing per loan, float value, an inflation rate,

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

ancillary income per loan and default rates. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

 Sales of Servicing Rights

  The Company recognizes gain or loss on the sale of servicing rights when the sales contract has been executed and the risks and rewards of ownership are determined to have passed to the purchasing party.

 Sales of Loans

  The Company divides gains or losses on sales of loans into two categories: cash gains and capitalized excess servicing fees receivable on mortgage loans sold. Cash gain or loss is the difference between the Company's carrying value net of commitment fees paid for a mortgage loan and the proceeds from the sale of a loan. If the mortgage loans are sold with servicing released to the purchaser of the loans, the value of the servicing will be reflected in the cash gain on the sale of such loans. If the loans are sold with servicing retained by the Company, the Company will recognize the value of the service contract as monthly fees are collected from borrowers and will recognize as a gain the present value of future excess service fees to be received less a normal service fee. Present value computations utilize estimated interest rates, prepayment, default, and loss assumptions that management believes market participants would use for similar instruments.

  The Company recognizes gain or loss on the sale of loans when the sales transaction settles and the risks and rewards of ownership are determined to have passed to the purchasing party.

 Loan Origination Income

  Origination fees received on mortgage loans held for sale, net of direct costs related to the origination of the loans, are deferred until the time of sale and are included in the computation of the gain or loss on the sale of the related loans. Commitment fee income is deferred until each mortgage loan is funded and sold, and recorded as a part of the gain on sale of the loan in the same percentage as such mortgage loan is to the total commitment. Any remaining deferred commitment fee income is recognized at expiration of the commitment. When exercise of such commitment is deemed remote, the fee is recognized over the remaining commitment period.

  Origination fees on loans held for investment, net of direct costs related to the origination of the loans, are deferred and amortized over the contractual lives of the related loans using the interest method.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation on premises and equipment is recorded using the straight-line method over the estimated useful lives of individual assets (3 to 7 years). Leasehold improvements are amortized over the terms of their related leases or the estimated useful lives of improvements, whichever is shorter.

 Interest Bearing Deposits

  Interest bearing deposits consist of time certificates, investment in federal funds and money market accounts. Amounts are carried at cost.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
 Other Real Estate Owned

  Other real estate owned ("OREO") are transferred from the loan portfolio at fair value. The excess carrying value, if any, of the loan over the estimated fair value less estimated selling costs is charged to the allowance for loan losses. Any subsequent impairments in value are recognized through a valuation allowance. Subsequent increases in fair value are credited to income and reduce the valuation allowance. Subsequent increases in the fair value of an asset are only recognized to the extent that decreases in fair value were recorded through the valuation allowance. Gains and losses from sales of OREO, provisions for losses on OREO, and net operating expenses of OREO are recorded in operations and included in the caption "net expenses of other real estate owned" in the accompanying consolidated statements of income.

 Income Taxes

  The Company files a combined California franchise tax return and a consolidated Federal income tax return with its subsidiaries.

  The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Goodwill

  Goodwill is amortized on a straight-line basis over its estimated useful life of 15 years. Goodwill is reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

 Recent Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles (including goodwill) to be held and used by an entity by reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment analysis is required and the long-lived asset or identifiable intangible would be reported at the lower of the carrying amount or fair value less cost to sell. The Statement is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of SFAS 121 is not expected to have a material effect on the Company's financial condition or results of operations.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 applies to all transactions in which the Company acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the Company's common stock price, except for the Employee Stock Ownership Plan. A new method of accounting for stock based compensation arrangements with employees is established by SFAS 123. The new

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

method is based on the fair value method rather than the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123 does not require companies to adopt the new fair value method for purposes of preparing their basic financial statements. Entities are allowed to either continue to use the APB 25 method or adopt the fair value method set forth in SFAS 123. Companies that do not adopt the new fair value method in SFAS 123 for purposes of preparing their basic financial statements are required to include pro-forma disclosures in the notes to the basic financial statements. The pro-forma disclosures should include the impact of the fair value method on net income and income per share as if SFAS 123 had been adopted. SFAS 123 may be adopted for fiscal years beginning after December 31, 1995. The impact on the Company of adopting SFAS 123 would not be material. Management has decided not to adopt the fair value standards set forth in SFAS 123 for purposes of preparing its basic financial statements.

4. ACQUISITIONS

 Coast Business Credit

  On September 30, 1995, the Company completed the acquisition of CBCC for a purchase price of $150 million. The acquisition was recorded using the purchase method of accounting. Under this method of accounting the purchase price was allocated to the respective assets acquired with a fair value of $139 million and liabilities assumed with a fair value of $5 million at the date of the purchase transaction. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill of approximately $16 million.

  The unaudited consolidated information below indicates on a proforma basis the results of operations of CBCC as if this significant subsidiary had been acquired by the Company as of January 1, 1995 and 1994.

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
                                                                (DOLLAR AMOUNTS
                                                                 IN THOUSANDS,
                                                                    EXCEPT
                                                                PER SHARE DATA)
Total revenue.................................................. $93,182 $82,894
Net income.....................................................  17,687  11,864
Fully diluted earnings per share............................... $  1.01 $  0.71

 FMAC

  On June 30, 1995, the Company completed the acquisition of certain net assets of FMAC for a net purchase price of $7.8 million which includes $3.8 million in contingent consideration for loans in the pipeline at the time of acquisition and additional fundings up to a maximum principal amount of such loans equal to $250,000,000. The acquisition was recorded using the purchase method of accounting. Under this method of accounting the purchase price was allocated to the respective assets acquired with a fair value of $3.8 million at the date of the purchase transaction. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill of approximately $4 million.

 Imperial Business Credit, Inc.

  On May 31, 1995, the Company completed the acquisition of net assets of FCAC for a purchase price of approximately $21 million. The acquisition was recorded using the purchase method of accounting. Under this method of accounting the purchase price was allocated to the respective assets acquired with a fair value of $41 million and liabilities assumed with a fair value of $20 million at the date of the purchase transaction.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

5. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  The following information supplements the statement of cash flows:

                                                YEARS ENDED DECEMBER 31,
                                          -------------------------------------
                                              1995         1994        1993
                                          ------------ ------------ -----------
Cash paid during the period for:
  Interest............................... $ 93,222,732 $ 51,843,962 $28,605,726
  Income taxes...........................    8,282,813    4,016,389   8,313,972
Significant non-cash activities:
  Loans transferred from held for
   investment to
   held for sale.........................  505,037,021          --          --
  Loans transferred to OREO..............   12,301,525    3,431,236   5,345,984
  Loans transferred from held for sale to
   held for investment...................   83,397,590  787,902,125  31,592,459
  Loans to facilitate the sale of OREO...    1,315,250    2,357,425   1,287,050
  Retained interest in loan and lease
   securitizations.......................   14,002,108      238,990         --
  Unrealized gain on securities available
   for sale..............................    5,442,750          --          --

6. INVESTMENT IN FHLB STOCK

  As a member of the FHLB system, the Company's wholly owned subsidiary, SPTL, is required to maintain an investment in the capital stock of the FHLB in an amount at least equal to the greater of 1% of residential mortgage assets, or 5% of outstanding borrowings (advances), or 0.3% of total assets. FHLB stock and loans are pledged to secure FHLB advances.

7. LOANS HELD FOR SALE

  Loans held for sale consisted of the following at December 31, 1995 and 1994:

                                                         1995          1994
                                                    -------------- ------------
Loans secured by real estate:
  Single family 1-4................................ $1,083,037,625 $263,807,378
  Multi-family.....................................    171,199,161          --
                                                    -------------- ------------
                                                     1,254,236,786  263,807,378
Leases.............................................     17,787,116          --
Commercial loans...................................     69,786,008          --
                                                    -------------- ------------
                                                    $1,341,809,910 $263,807,378
                                                    ============== ============

                        IMPERIAL CREDIT INDUSTRIES, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

8. LOANS HELD FOR INVESTMENT, NET

  Loans held for investment consisted of the following at December 31, 1995 and 1994:

                                                       1995           1994
                                                   ------------  --------------
Loans secured by real estate:
  Single family 1-4............................... $228,721,251  $  897,494,220
  Multi-family....................................    7,027,788      82,004,179
  Commercial......................................  133,189,268      30,287,088
                                                   ------------  --------------
                                                    368,938,307   1,009,785,487
Leases............................................    7,296,735      23,667,103
Installment loans.................................    1,900,382       4,289,749
Commercial loans..................................  311,121,613       5,881,461
                                                   ------------  --------------
                                                    689,257,037   1,043,623,800
Unearned income...................................   (5,216,767)     (5,899,735)
Deferred loan fees................................   (1,540,353)     (1,114,493)
                                                   ------------  --------------
                                                    682,499,917   1,036,609,572
    Allowance for loan losses.....................  (13,728,709)     (7,053,901)
                                                   ------------  --------------
                                                   $668,771,208  $1,029,555,671
                                                   ============  ==============

  The Company's loans held for investment are primarily comprised of first and second lien mortgages secured by residential and income producing real property in California, leases secured by equipment, asset based loans to middle market companies mainly in California, and loans to experienced franchisees of nationally recognized restaurant concepts. As a result, the loan portfolio has a high concentration in the same geographic region. Although the Company has a diversified portfolio, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economy of California.

  Activity in the allowance for loan losses was as follows:

                                             1995         1994         1993
                                          -----------  -----------  -----------
Balance, beginning of year..............  $ 7,053,901  $ 3,254,748  $ 1,994,957
Provision for losses charged to ex-
 pense..................................    5,450,000    5,150,000    2,350,000
Business acquisitions and bulk loan pur-
 chases.................................    4,320,064          --           --
Loans charged off.......................   (3,105,943)  (1,435,960)  (1,124,236)
Recoveries on loans previously charged
 off....................................       10,687       85,113       34,027
                                          -----------  -----------  -----------
Net charge-offs.........................   (3,095,256)  (1,350,847)  (1,090,209)
                                          -----------  -----------  -----------
Balance, end of period..................  $13,728,709  $ 7,053,901  $ 3,254,748
                                          ===========  ===========  ===========

  As of December 31, 1995 and 1994 and 1993, non-accrual loans totaled $30,987,791, $13,105,226, and $4,938,164 respectively. Interest income foregone on nonaccrual loans was $491,658 for the year ended December 31, 1995.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  At December 31, 1995, the recorded investment in loans which have been deemed impaired in accordance with SFAS 114 totaled $31.9 million, of which $31.0 million were on non accrual status and $0.9 million were classified as restructured loans. Restructured loans meet the definition of impairment under SFAS 114. Impaired loans totaling $31.9 million required a specific allowance for potential losses. The total specific allowance for potential losses related to such loans was $5.6 million. Impaired loans averaged $21.1 million during 1995. During 1995, total interest income recognized on the impaired loans during 1995 was not material.

9. CAPITALIZED EXCESS SERVICING FEES RECEIVABLE

  Changes in capitalized excess servicing fees receivable were as follows:

                                                      DECEMBER 31,
                                            ----------------------------------
                                               1995         1994       1993
                                            -----------  ----------  ---------
Beginning Balance.......................... $ 4,319,393  $  529,470  $ 982,986
Present value of excess servicing fees on
 loans sold................................  42,352,733   4,260,699     38,256
Amortization...............................  (2,640,937)   (470,776)  (491,772)
                                            -----------  ----------  ---------
Ending balance............................. $44,031,189  $4,319,393  $ 529,470
                                            ===========  ==========  =========

  At December 31, 1995 capitalized excess servicing fees receivables are recorded net of an allowance for credit losses of $8,749,988.

  The servicing portfolio associated with these capitalized excess servicing rights at December 31, 1995 and 1994 was $664.6 million and $45.5 million, respectively.

10. PURCHASED AND ORIGINATED SERVICING RIGHTS

  Changes in purchased and originated servicing rights were as follows:

                                                    DECEMBER 31,
                                         -------------------------------------
                                            1995         1994         1993
                                         -----------  -----------  -----------
Beginning Balance....................... $16,745,522  $ 9,965,636  $   698,878
Additions...............................   7,339,799    8,781,244   12,522,886
Increase as a result of the FMAC acqui-
 sition.................................   3,804,855          --           --
Bulk purchase of servicing..............     757,208    5,983,282          --
Sales of servicing rights...............  (6,232,816)  (4,808,380)  (2,425,240)
Amortization--prepayments...............  (1,175,743)    (313,284)    (182,666)
Amortization--scheduled.................  (2,810,305)  (2,862,976)    (648,222)
                                         -----------  -----------  -----------
Ending balance.......................... $18,428,520  $16,745,522  $ 9,965,636
                                         ===========  ===========  ===========

  The servicing portfolio associated with purchased and originated servicing rights at December 31, 1995 and 1994 was $2.6 billion and $2.7 billion, respectively.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

11. PREMISES AND EQUIPMENT, NET

  Premises and equipment consisted of the following at December 31, 1995 and 1994:

                                                          1995         1994
                                                       -----------  -----------
Premises and equipment................................ $17,295,468  $15,795,636
Leasehold improvements................................     705,673      406,580
                                                       -----------  -----------
                                                        18,001,141   16,202,216
Less accumulated depreciation and amortization........  (6,632,137)  (3,827,527)
                                                       -----------  -----------
                                                       $11,369,004  $12,374,689
                                                       ===========  ===========

12. DEPOSITS

  Deposits of $100,000 and over totaled approximately $755.5 million, $382.3 million, and $372.2 million at December 31, 1995, 1994, and 1993, respectively. Interest expense associated with certificates of deposit of $100,000 and over was approximately $15.4 million, $16.8 million, and $6.8 million for the years ended December 31, 1995, 1994, and 1993, respectively.

13. BORROWINGS FROM IMPERIAL BANK

  In November 1995, the Company renewed a $10 million line of credit with Imperial Bank. At December 31, 1995, $5 million was outstanding which accrues interest at the prime lending rate.

14. BORROWINGS FROM FEDERAL HOME LOAN BANK

  SPTL is approved as a member of the Federal Home Loan Bank ("FHLB") to borrow up to a maximum of 35% of the assets of SPTL. These borrowings must be fully collateralized by qualifying mortgage loans and may be in the form of overnight funds or term borrowings at SPTL's option. At December 31, 1995, approximately $275 million of loans were pledged as collateral for FHLB borrowings. At December 31, 1995, $190.0 million was outstanding bearing an average interest rate of 6.10%. During 1995, SPTL had an average outstanding balance of $292.0 million and the highest outstanding balance at any month end was $435.0 million. At December 31, 1994, $295.0 million was outstanding bearing an average interest rate of 6.19%. During 1994, SPTL had an average outstanding balance of $182.4 million at an average rate of 5.76% and the highest outstanding balance at any month end was $360.0 million.

15. OTHER BORROWINGS

  Other borrowings primarily consist of revolving warehouse lines of credit to fund the Company's and its subsidiaries lending activities. At December 31, 1995, approximately $909 million of loans were pledged as collateral for other borrowings. These lines of credit are short term and management believes these lines will be renewed in the normal course of business. Certain covenants exist in regards to these lines of credit of which the Company was in compliance with at December 31, 1995.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  ICII and its subsidiaries has various revolving warehouse lines of credit available at December 31, 1995, as follows:

                                                INTEREST
                                                  RATE   COMMITMENT OUTSTANDING
                                                -------- ---------- -----------
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
  DLJ (ICII)...................................   6.38%  $  400,000  $173,056
  DLJ (SPFC)...................................   6.74%      50,000    41,182
  PaineWebber (ICII)...........................   6.40%     200,000    30,402
  Banco Santander (FMAC).......................   7.94%      25,000    22,668
  Lehman Brothers (SPFC).......................   5.48%     200,000    54,949
  Imperial Warehouse Lending Group (ICIFC).....   8.50%     600,000   550,290
  Warehouse Lending Corporation of America
   (ICII)......................................   8.19%      20,000     3,268
                                                         ----------  --------
                                                         $1,495,000  $875,815
                                                         ==========  ========

16. BONDS

  In December 1995, the Company, through a special purpose entity (SPE) issued pass through certificates (the Bonds) secured by $101 million of franchise mortgage loans to various investors. The debentures consist of three separate classes, Class A, Class B and Class C, with principal balances at December 31, 1995 of approximately $92.6 million, $4.2 million and $4.2 million, respectively. The Class C bonds are subordinate to Class B and both Class B and C are subordinate to Class A. The Bonds have a weighted average loan rate of 9.63%, a pass through rate of 8.59%, and stated maturity of 13 years. The premium associated with the Bonds of $11 million is being amortized as an adjustment to interest expense over the anticipated life of the Bonds. Due to the Company's retained interest in the SPE and the disproportionate payments on the pass through certificates, the Company accounted for this transaction as a financing.

17. SENIOR NOTES

                                                       BALANCE AT DECEMBER 31,
                                                       ------------------------
                                                          1995         1994
                                                       -----------  -----------
Senior notes.......................................... $81,500,000  $81,500,000
Unamortized discount..................................  (1,027,640)  (1,156,095)
                                                       -----------  -----------
Net balance, senior notes............................. $80,472,360  $80,343,905
                                                       ===========  ===========

  In January 1994, the Company issued $90,000,000 of Senior Notes with a stated interest rate of 9.75% which mature on January 15, 2004. In October 1994, the Company repurchased $8,500,000 of the Senior Notes, recognizing a pre-tax gain of $1,538,349, and recording an extraordinary gain, net of taxes of $919,286. At December 31, 1995, $81,500,000 of the Senior Notes were outstanding and the interest rate on the Senior Notes was 9.75%. The Senior Notes may be redeemed after January 15, 1999 at the option of the Company until maturity at a declining premium, plus accrued interest. The Senior Notes are unsecured and rank pari passu with all other senior unsecured indebtedness of the Company, but are effectively subordinated to the liabilities of Southern Pacific Thrift and Loan Association, the Company's wholly-owned subsidiary. The Trust Indenture (the Indenture) for the Senior Notes includes provisions which limit the ability of the Company to incur additional indebtedness or issue certain stock of the Company, to make certain investments, engage in certain transactions with affiliates, create restrictions on the ability of subsidiaries to pay dividends or certain other distributions, create liens and encumbrances, or allow its subsidiaries to issue certain classes of stock. As of December 31, 1995, the Company was not in compliance with certain debt covenants related to the Senior Notes. Subsequent to December 31, 1995, these defaults were corrected.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Total interest expense on the Senior Notes for the years ended December 31, 1995 and 1994 was $8,380,115 and $8,338,830 respectively.

18. PREFERRED AND COMMON STOCK

  The Company has authorized 8,000,000 shares of Preferred Stock. The Board has the authority to issue the preferred stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock.

  On October 24, 1995, the Company paid a 3-for-2 stock split to shareholders of record as of October 10, 1995.

  On December 30, 1993, the Company paid a stock dividend to shareholders of record as of December 20, 1993. One new share of Common Stock was issued for each, 10 shares currently held by shareholders.

 Per Share Information:

  Primary and fully diluted income per common share are computed based on the weighted average number of shares outstanding during the year plus common stock equivalents deemed to be dilutive. The number of shares used in the computations are given retroactive effect for stock dividends and splits for all periods presented. The weighted average number of shares including common stock equivalents was 17,229,134 in 1995, 16,790,567 in 1994, and 16,939,864
in 1993 for primary income per share, and 17,560,831 in 1995, 16,791,015 in 1994, and 16,940,147 in 1993 for fully diluted income per share. In addition to the stock dividends described above, the weighted average number of shares outstanding for primary and fully diluted earnings per share have been adjusted to reflect the Company's 1-for-10 stock dividend paid on February 12, 1996.

19. RESTRICTIONS ON AVAILABILITY OF FUNDS FROM SPTL

  Under the California industrial loan law, a thrift and loan may declare dividends on its capital stock only if it has at least $750,000 of unimpaired capital stock plus additional capital stock of $50,000 for each branch office maintained. In addition, no distribution of dividends is permitted unless: (i) such distribution would not exceed a thrift and loan's retained earnings, (ii) any payment would not result in a violation of the approved minimum capital to thrift and loan certificate of deposit ratio and (iii) after giving effect to the distribution, either (y) the sum of a thrift and loan's assets (net of goodwill, capitalized research and development expenses and deferred charges) would be not less than 125% of its liabilities (net of deferred taxes, deferred income and other deferred credits), or (z) current assets would be not less than current liabilities (except that if a thrift and loan's average earnings before taxes for the last two fiscal years had been less than average interest expense, current assets must be not less than 125% of current liabilities).

  Subject to the above limitations, and according to SPTL's by-laws, at December 31, 1995, all of SPTL's capital and surplus in excess of $80.5 million is available for the payment of dividends.

  Additionally, SPTL generally may not make any loan to, or hold an obligation of, any of its directors or officers or any director or officer of its holding company or affiliates, except in specified cases and subject to regulation by the California Commissioner of Corporations. In addition, SPTL may not make any loan to, or hold an obligation of, any of its shareholders or any shareholder of its holding company or affiliates, except that this prohibition does not apply to persons who own less than 10% of the stock of a holding company or an affiliate that is listed on a national securities exchange.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  The California Department of Corporations and the FDIC recently completed a joint examination of SPTL. SPTL has not yet received from the Department of Corporations or the FDIC the formal reports of their examinations. However, based on the exit interviews conducted by such agencies with the Board of Directors of SPTL, SPTL expects that the reports of examination will note certain violations of applicable law and regulations, and that the agencies will require SPTL to take remedial action to correct any violations which have not previously been corrected. In addition, after the dates of such examinations and exit interviews, it has come to management's attention that certain transactions entered into in early 1996 between SPTL on the one hand, and ICII and certain of its affiliates on the other hand, involving approximately $19 million in the aggregate, are not in accord with applicable California law governing transactions with affiliates. SPTL is in the process of modifying its arrangements with affiliates to bring them into compliance with applicable laws and regulations. Certain of such modifications may require approval by the Commissioner. SPTL is unable at this time to determine whether the Commissioner or the FDIC may consider commencing enforcement action against SPTL, ICII or its affiliates, or their respective officers, directors or employees, although the Company believes any such action would not be warranted under the circumstances. Enforcement could include, among other things, injunctive relief, cease and desist orders, criminal or civil penalties, removal from office or the revocation of SPTL's charter. Any such enforcement action could have a material adverse effect on the Company.

20. INCOME TAXES

  The Company's income taxes for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                                  YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1995         1994       1993
                                             -----------  ---------- -----------
Current:
  Federal..................................  $ 7,803,474  $1,483,225 $ 7,399,903
  State....................................    2,451,831     524,049   2,578,451
                                             -----------  ---------- -----------
    Total current..........................   10,255,305   2,007,274   9,978,354
                                             -----------  ---------- -----------
Deferred:
  Federal..................................    1,846,423   2,079,484   2,517,724
  State....................................      273,818     598,436     558,376
                                             -----------  ---------- -----------
    Total deferred.........................    2,120,241   2,677,920   3,076,100
                                             -----------  ---------- -----------
Taxes charged to shareholders' equity......   (2,231,527)        --          --
                                             -----------  ---------- -----------
Taxes on income before extraordinary item..   10,144,019   4,685,194  13,054,454
Current taxes--extraordinary item..........          --      619,063         --
                                             -----------  ---------- -----------
Income taxes...............................  $10,144,019  $5,304,257 $13,054,454
                                             ===========  ========== ===========

  The Company's current income taxes payable totaling approximately $5,480,954 and $3,477,607 are reflected in other liabilities in the accompanying consolidated balance sheet at December 31, 1995 and 1994, respectively.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Deferred income taxes arise from differences on the timing of recognition of income and expense for tax and financial reporting purposes. The following table shows the primary components of the Company's net deferred tax liability at December 31, 1995 and 1994 which is included in other liabilities on the consolidated balance sheets.

                                                        1995          1994
                                                    ------------  ------------
Deferred tax receivables:
  Allowance for loan losses........................ $  5,294,777  $  3,200,770
  Unrealized gain on loans and securities..........    3,871,250           --
  Allowance for operational losses.................          --        844,300
  State taxes......................................          --        764,447
  Executive stock options..........................      737,819       592,972
  Other............................................      299,711       722,556
                                                    ------------  ------------
    Total..........................................   10,203,557     6,125,045
                                                    ------------  ------------
  Valuation allowance..............................          --            --
                                                    ------------  ------------
  Deferred tax receivable, net of valuation allow-
   ance............................................   10,203,557     6,125,045
                                                    ------------  ------------
Deferred tax liabilities:
  Purchased and originated servicing rights........   (5,808,906)   (4,454,568)
  Gain on sale of servicing........................   (1,026,836)   (4,741,401)
  Excess servicing gains ..........................   (5,068,998)          --
  Leases...........................................   (2,508,865)          --
  Deferred loan fees...............................   (1,902,641)   (1,481,071)
  Other............................................   (1,368,057)     (808,510)
                                                    ------------  ------------
    Total..........................................  (17,684,303)  (11,485,550)
                                                    ------------  ------------
Net deferred tax liability......................... $ (7,480,746) $ (5,360,505)
                                                    ============  ============

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities and available tax carrybacks in making this assessment. Based upon the schedule of reversals and available tax carrybacks, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

  A reconciliation of the income tax provision and the amount computed by applying the statutory Federal corporate income tax rate to income before income taxes is as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1995  1994  1993
                                                               ----  ----  ----
Statutory U.S. federal income tax rate........................ 35.0% 35.0% 35.0%
Increase (reduction) in rate resulting from:
  State income taxes, net of Federal benefit..................  7.3   7.2   7.2
  Other, net.................................................. (0.3) (0.7) (0.7)
                                                               ----  ----  ----
Effective income tax rate..................................... 42.0% 41.5% 41.5%
                                                               ====  ====  ====

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

21. EMPLOYEE BENEFIT PLANS

 Profit Sharing and 401(k) Plan

  On July 1, 1993, the Company terminated its participation in Imperial Bancorp's 401(k) and profit sharing plans, establishing its own 401(k) plan. On September 30, 1993, Imperial Bancorp transferred all plan assets to the Company.

  Under the Company's 401(k) plan, employees may elect to enroll on the 1st of any month, provided that they have been employed for at least six months. Employees may contribute up to 14% of their salaries. The Company will match 50% of the first 4% of employee contributions. The Company recorded 401(k) matching expense of $208,991, $218,984, and $158,173 for the years ended December 31, 1995, 1994 and 1993, respectively.

  An additional Company contribution may be made, at the discretion of the Company. Should a discretionary contribution be made, the contribution would first be allocated to those employees deferring salaries in excess of 4%. The matching contribution would be 50% of any deferral in excess of 4% up to a maximum deferral of 8%.

  Should discretionary contribution funds remain following the allocation outlined above, any remaining Company matching funds would be allocated as a 50% match of employee contributions, on the first 4% of the employee's deferrals. Discretionary contributions of $200,000 were charged to operations in each of the years ending December 31, 1995 and 1994, and 1993.

  Company matching contributions are made as of December 31st each year.

 Stock Option Plan

  In December 1991, the Company initiated a nonqualified stock option plan for employees, officers and directors of the Company. A total of 1,042,106 shares of the Company's common stock have been reserved for issuance under this plan. The plan expires in 2002. The exercise price of all options granted under the option plan are equal to the fair value of such shares on the date of grant. Options vest at 20% per year beginning one year after the grant date.

  A summary of changes in outstanding stock options follows:

                                                          DECEMBER 31,
                                                    ---------------------------
                                                      1995      1994     1993
                                                    --------  --------  -------
Options outstanding, beginning of year.............  799,105   560,250  468,930
Options granted....................................  179,250   379,619  174,900
Options exercised.................................. (147,019)  (20,843) (12,157)
Options canceled...................................  (87,070) (119,921) (71,423)
                                                    --------  --------  -------
Options outstanding, end of year...................  744,266   799,105  560,250
                                                    ========  ========  =======

  There were 117,821 options available for future grants at December 31, 1995.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Information as to stock option activity and prices of shares is as follows:

                                                         NUMBER OF OPTION PRICE
                                                          SHARES    PER SHARE
                                                         --------- ------------
Shares under option at:
  December 31, 1995.....................................  744,266  $4.61-$18.83
  December 31, 1994.....................................  799,105  $ 4.61-$7.33
  December 31, 1993.....................................  560,250  $ 4.61-$6.67
Options exercised during the year:
  December 31, 1995.....................................  147,019  $ 4.61-$7.33
  December 31, 1994.....................................   20,843  $    4.61
  December 31, 1993.....................................   12,157  $    4.61
Options exercisable at:
  December 31, 1995.....................................  212,184  $ 4.61-$7.33
  December 31, 1994.....................................  172,065  $ 4.61-$6.67
  December 31, 1993.....................................   92,058  $ 4.61-$6.67

  The stock option information presented in the above tables reflects the 3-for-2 stock split paid in 1995, the 1-for-10 stock dividend paid in 1993, and the 1-for-19 stock dividend paid in 1992.

22. EXECUTIVE COMPENSATION

 Employment Agreements

  On July 1, 1994, the Company entered into three year employment contracts with three senior officers which provide for, in the aggregate, minimum annual compensation in the aggregate of $800,000, subject to adjustment for inflation, plus an annual bonus of up to 3.5% of the Company's pre tax profits in excess of $10 million. The total compensation of the three senior officers is limited in the aggregate to $2,350,000 annually. These amendments canceled all previous employment agreements. Under these employment agreements, the officers are entitled to receive bonuses approved by the Company's Board of Directors based on performance and the attainment of defined Company goals.

 Stock Options

  On January 1, 1992, the Company granted to three senior officers of the Company, options to purchase a total of 1,042,106 shares adjusted for stock dividends of the Company's Common Stock. The exercise price of these options is $1.95 per share of common stock for one-half of the options, with the other half exercisable at $3.08 per share. These options became exercisable in September 1995 (vesting was accelerated from January 1, 1997), they expire on December 1, 2001 and are not covered by the Company's stock option plan.

  Compensation expense relating to these options has been recorded in the Company's consolidated financial statements over a four year period ending December 31, 1995 for an amount representing the difference between the exercise price of the options and the market price of the Company's stock at the grant date. The aggregate amount of compensation expense recognized on these stock options since their grant date is $2,178,000. The amount of compensation expense recorded for the years ended December 31, 1995, 1994, and 1993 related to the stock options was $871,200, $435,600, and $435,600, respectively.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

23. COMMITMENTS AND CONTINGENCIES

 Loan Servicing

  As of December 31, 1995 and 1994 the Company was servicing loans for others totaling approximately $4.6 billion and $3.7 billion, respectively. Properties securing the mortgage loans in the Company's servicing portfolio are primarily located in California. As of December 31, 1995, 60.3%, 4.5% and 4.6% of the Company's servicing portfolio were loans from California, Washington and New Jersey, respectively. The majority of conforming conventional loans serviced by the Company are securitized through Federal National Mortgage Association
(FNMA) or Federal Home Loan Mortgage Corporation (FHLMC) programs on a nonrecourse basis, whereby foreclosure losses are generally the responsibility of FNMA or FHLMC and not the Company.

  Related fiduciary funds held in trust for investors in non-interest bearing accounts totaled $36,048,201 and $38,793,463 at December 31, 1995 and 1994,
respectively. These funds are segregated in special bank accounts and are held as deposits at SPTL.

  Servicing rights on approximately $3.1 billion of mortgage loans were sold subsequent to December 31, 1995. See note 29.

  The loan servicing of SPFC of $41.7 million is being subserviced by a third party and is not included in the above servicing numbers.

 Sales of Loans and Servicing Rights

  In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company is required to repurchase mortgage loans if there has been a breach of representations or warranties.

  During the year ended December 31, 1995, the Company retained servicing rights on $794.9 million of mortgage loans sold through traditional secondary market channels and $1.0 billion on loans and leases sold through securitizations. Additionally, the Company released servicing rights to the purchasers on $1.1 billion of mortgage loans sold. During the year ended December 31, 1994, the Company retained servicing rights on $3.7 billion of mortgage loans sold, and released servicing rights to the purchasers on $721.4 million of mortgage loans sold. During the year ended December 31, 1993, the Company retained servicing rights on $3.5 billion of mortgage loans sold and released servicing rights to the purchasers on $1.6 billion.

 Loan Commitments

  As of December 31, 1995 and 1994, the Company had open short-term commitments amounting to $93,691,204 and $168,462,575, respectively, to fund mortgage loan applications in process subject to credit approval. Therefore, there is no exposure to credit loss in this type of commitment until the loans are funded. Interest rate risk is mitigated by the use of forward contracts to sell loans to investors. Additionally, as of December 31, 1995 the Company had commitments to fund franchise loans and commercial loans of $56.8 million and $209.9 million, respectively.

 Forward Contracts

  The Company sells mortgage-backed securities through forward delivery contracts with major dealers in such securities. At December 31, 1995 and 1994, the Company had $192,500,000 and $485,498,900, respectively, in outstanding commitments to sell mortgage loans through mortgage-backed securities. These

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

commitments allow the Company to enter into mandatory commitments when the Company notifies the investor of its intent to exercise a portion of the forward delivery contracts. The Company was obligated under mandatory commitments to deliver loans to such investors at December 31, 1995 and 1994 in the amounts of $97,000,000 and $78,991,000, respectively.

  The credit risk of forward contracts relates to the counterparties' ability to perform under the contract. The Company evaluates counterparties based on their ability to perform prior to entering into any agreements.

  The Company also sells mortgage loans to institutional investors. At December 31, 1995 and 1994 optional commitments outstanding to institutional investors totaled $0 and $89,471,575, respectively. These commitments are on a "best efforts" basis, and therefore market value is not applicable.

  The Company also enters into agreements with building contractors to fund loans to home buyers over a specific period of time. The loans are funded subject to credit approvals based on standard underwriting requirements established by the Company. At December 31, 1995 and 1994, the Company had $0 and $92,000,000, respectively, of outstanding commitments to fund loans. The fair market value of these commitments is not material.

 Options

  The Company generally purchases put options or writes covered call options to hedge against adverse movements in the value of the loans held for sale portfolio.

  The Company will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.

  The risk in writing a call option is that the Company gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in buying an option is that the Company pays a premium whether or not the option is exercised.

  The Company had $20,000,000 and $0 notional amount of written call option contracts outstanding at December 31, 1995 and 1994, respectively. The Company received $82,600 and $0 in premiums related to the options outstanding at December 31, 1995 and 1994, respectively. There were no option contracts exercised during the year.

 Lease Commitments

  Minimum rental commitments under all noncancelable operating leases at December 31, 1995 were as follows:

      1996.......................................................... $ 3,068,017
      1997..........................................................   2,538,609
      1998..........................................................   1,809,792
      1999..........................................................   1,002,389
      2000..........................................................     813,658
      Thereafter....................................................     848,790
                                                                     -----------
        Total....................................................... $10,081,255
                                                                     ===========

  Rent expense for the years ended December 31, 1995, 1994 and 1993 was $3,565,881, $3,117,817, and $2,032,409, respectively.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

 Legal Proceedings

  The Company has been advised that on July 11, 1995, a former employee filed suit against the Company, seeking unspecified damages, alleging sexual harassment and that subsequent probationary status and termination of employment were actions of retaliation for having raised sexual harassment complaints. After investigation of the charges, the Company believes the sexual harassment claims are invalid and that the employee's discharge was the direct result of their own misconduct. The Company intends to vigorously defend itself against this action.

  The Company is also a defendant in a complaint filed on May 17, 1995 by an individual that previously performed appraisal services for the Company. The complaint alleges defamation, negligence, and intentional infliction of emotional distress based on claimed publication by the Company asserting the plaintiff's possible involvement in a loan purchase fraud, which the plaintiff claims caused injury to their appraisal business. The plaintiff asserts they have incurred damages amounting to $2.5 million as a result of the Company's actions and is also claiming special damages in the amount of $2.4 million. The Company denies all wrongdoing, contending the publications in question were not defamatory, were privileged and were not the cause of injury to the plaintiff. Trial is set for September 1996. The Company believes it has sufficient defenses to all of the plaintiff's claims and that the Company will prevail in this litigation.

  The Company is also a defendant in a punitive class action filed on May 22, 1995, naming all persons having been charged documentation preparation fees by the Company. This action seeks recovery based on the Company's charging of documentation preparation fees in connection with loans alleging the Company engaged in the unauthorized practice of law by charging a fee for the selection, preparation and completion of loan documents without a license to practice law. Actual damages claimed are estimated at $1.4 million. However, under the Consumer Protection Act, exposure could be treble the claimed amount. Management believes the suit is without merit and intends to contest the suit vigorously. Management believes that based on information it presently possesses that this claim, when concluded, will not have a material adverse affect on the Company.

  The Company has been informed an employee has made an unasserted claim charging sexual harassment. This unasserted claim does not state specific damage amounts and the potential liability, if any, is not determinable since discovery on the merits of the unasserted claim has not yet begun. The Company denies all wrongdoing and believes the case, if asserted, will be resolved without any material effect on the financial position or results of operations of the Company.

  The Company is a defendant against complaints of violation of the Federal Truth In Lending Act, (TILA) Unjust Enrichment and violation of Federal Real Estate Settlement Procedures Act. The dispute arises out of a Truth in Lending Disclosure Statement received by the plaintiff relating to a refinance of their residence in which charges were allegedly mischaracterized. The Company was served with an amended class action complaint on January 11, 1995 and a second amendment on October 12, 1995. The exposure to the Company if the case were to be class action certified is currently inestimable as, under TILA, a creditor can be held liable for actual damages sustained; plus an amount the court may allow but no more than the lesser of $500,000 or one percent of the creditor's net worth; plus attorney's fees and costs. The Company intends to defend the complaint vigorously and management believes the resolution of this case will not materially affect the financial position or results of operations of the Company.

  The Company is involved in additional litigation arising in the normal course of business of which management believes based in part upon the advice of legal counsel, will not have a material effect on the consolidated financial statements.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

  FASB Statement 107, "Disclosures about Fair Values of Financial Instruments," (SFAS 107) requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Such instruments include securities, loans receivable, time deposits and various off-balance sheet items. Because no market exists for a portion of the Company's loans held for investment, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and interest bearing deposits: The carrying values reported in the consolidated balance sheet approximate fair values due to the short-term nature of the assets.

  Securities available for sale: The carrying value reported on the consolidated balance sheet is the fair value, based on quoted market prices.

  Investment in Federal Home Loan Bank stock: The carrying value reported in the consolidated balance sheet approximates fair value.

  Capitalized excess servicing fees receivable: The carrying value reported in the consolidated balance sheet approximates fair value. The fair value was estimated by discounting future cash flows using rates that an unaffiliated third-party purchaser would require on instruments with similar terms and remaining maturities.

  Purchased and originated servicing rights: The carrying value reported in the consolidated balance sheet approximates fair value. In accordance with SFAS 122, the Company assesses the impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. For the purpose of measuring impairment, the Company has stratified the capitalized mortgage servicing rights using the following risk characteristics: loan program type and interest rate trench in 100 basis point increments. Impairment is measured using estimated fair value.

  Retained interest in loan and lease securitizations: The carrying value reported in the consolidated balance sheet approximates fair value. The fair value was estimated by discounting future cash flows using rates that an unaffiliated third-party purchaser would require on instruments with similar terms and remaining maturities.

  Loans held for sale: Fair value of the Company's portfolio of loans held for sale is based on forward delivery contract prices or quoted market prices.

  Loans held for investment: The fair value of the loan portfolio is generally estimated by discounting expected future cash flows at an estimated market rate of interest. A market rate of interest is estimated based on the AAA Corporate Bond Rate, adjusted for credit risk and the Company's cost to administer such loans.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Expected future cash flows are estimated using maturity dates for performing loans, with cash flows on non-performing loans estimated on an individual basis. For non-performing and potential problem loans secured by real property, estimated fair value has been determined on an individual basis, considering the value of the collateral as determined by a current third party appraisal and estimated foreclosure, holding and selling costs. For consumer loans, market rates of interest are based on current market rates charged for these loans.

  Deposits: Fair values disclosed are estimated by discounting the expected cash flows at current market rates over expected maturities.

  Borrowings from Imperial Bank: The carrying value reported in the consolidated balance sheet approximates fair value, due to the short-term nature of the borrowing.

  Borrowings from Federal Home Loan Bank: The carrying value reported in the consolidated balance sheet approximates fair value, due to the relatively short term maturities, and the variable interest rates on the borrowings.

  Other borrowings: The carrying value reported in the consolidated balance sheet approximates fair value, due to the variable interest rates on the borrowings.

  Bonds: The carrying value reported in the consolidated balance sheet approximates fair value.

  Senior Notes: Fair values of the Company's Senior Notes are based on quoted market prices of the notes.

  Off-balance sheet instruments: Fair values of the Company's mandatory forward commitments and mortgage loan applications in process are based on quoted market prices of the related loans. The fair value of the options approximates the unamortized premium. Fair values of loan commitments to extend credit are based on fees currently charged to enter into similar agreements.

                        IMPERIAL CREDIT INDUSTRIES, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  The estimated fair values of the Company's financial instruments are as follows:

                                      1995                           1994
                          -----------------------------  -----------------------------
                             CARRYING      ESTIMATED        CARRYING      ESTIMATED
                              AMOUNT       FAIR VALUE        AMOUNT       FAIR VALUE
                          -------------- --------------  -------------- --------------
ASSETS:
Cash....................  $   39,165,775 $   39,165,775  $   24,903,671 $   24,903,671
Interest bearing depos-
 its....................     267,775,615    267,775,615      10,600,000     10,600,000
Securities available for
 sale...................       5,962,500      5,962,500             --             --
Investment in Federal
 Home Loan Bank stock...      22,750,000     22,750,000      18,817,300     18,817,300
Capitalized servicing
 fees receivable........      44,031,189     44,031,189       4,319,393      4,319,393
Purchased and originated
 servicing rights.......      18,428,520     18,428,520      16,745,522     16,745,522
Retained interest in
 loan and lease
 securitizations........      14,241,098     14,241,098         238,990        238,990
Mortgage loans held for
 sale...................   1,341,809,910  1,345,509,326     263,807,378    264,506,440
Loans held for invest-
 ment, net..............     668,771,208    672,025,233   1,029,555,671  1,041,999,511
LIABILITIES:
Deposits................  $1,092,988,944 $1,095,286,803  $  934,621,084 $  924,574,345
Borrowings from Imperial
 Bank...................       5,000,000      5,000,000             --             --
Borrowings from Federal
 Home Loan Bank.........     190,000,000    190,000,000     295,000,000    295,000,000
Other Borrowings........     875,815,309    875,815,309             --             --
Bonds...................     111,995,353    111,995,353             --             --
Senior Notes............      80,472,360     76,610,000      80,343,905     63,570,000
OFF BALANCE SHEET ITEMS:
Mortgage loan applica-
 tions in process.......  $          --  $    1,708,336  $          --  $      548,045
Mandatory forward com-
 mitments...............             --        (929,688)            --          (2,868)
Options.................          82,600         82,600             --             --
Loan commitments........       3,641,176      3,641,176             --             --

                        IMPERIAL CREDIT INDUSTRIES, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

25. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                         THREE MONTHS ENDED
                         -------------------------------------------------------
                          MARCH 31     JUNE 30       SEPTEMBER 30   DECEMBER 31
                         -----------  ------------  -------------- -------------
                          (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
Year ended December 31,
 1995
  Gain on sale of
   loans................ $     6,229  $      8,794    $    14,929    $     9,605
  Net interest income...       4,834         6,000          7,947         14,973
  Gain on sale of ser-
   vicing...............       2,426           496            --             656
  Other revenues (net of
   amortization)........       3,081         2,350          2,283          6,156
  Provision for loan
   losses...............         900         1,700          1,350          1,500
  Other expenses........      12,283        12,808         16,384         19,705
  Net income............       1,958         1,832          4,311          6,092
  Income per share:
    Primary............. $      0.12  $       0.11    $      0.25    $      0.35
    Fully diluted....... $      0.12  $       0.11    $      0.25    $      0.35
Year ended December 31,
 1994
  Gain on sale of
   loans................ $     5,452  $     (4,965)   $     4,508    $     3,633
  Net interest income...       8,608         5,565          4,047          2,889
  Gain on sale of ser-
   vicing...............         --         14,766         11,510          4,562
  Other revenues (net of
   amortization)........       2,679         3,936          3,748          3,840
  Provision for loan
   losses...............       1,000         2,500          1,250            400
  Other expenses........      15,028        15,519         15,468         12,323
  Extraordinary item,
   net..................         --            --             --             919
  Net income............         378           760          4,112          2,274
  Income per share:
    Income before ex-
     traordinary item... $      0.02  $       0.05    $      0.24    $      0.08
    Extraordinary item--
     repurchase of Se-
     nior Notes......... $       --   $        --     $       --     $      0.06
    Primary............. $      0.02  $       0.05    $      0.24    $      0.14
    Fully diluted....... $      0.02  $       0.05    $      0.24    $      0.14

                        IMPERIAL CREDIT INDUSTRIES, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

26. SELECTED FINANCIAL INFORMATION OF SUBSIDIARIES

  The following represents summarized financial information with respect to the operations of SPTL, a wholly-owned subsidiary of ICII for which historical financial information exists.

                                                       AS OF AND FOR THE
                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                   1995       1994       1993
                                                ---------- ---------- ----------
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Total assets................................... $1,432,554 $1,367,130 $1,403,860
Deposits.......................................  1,093,250    946,860  1,005,171
Borrowings from Federal Home Loan Bank.........    190,000    295,000    320,000
Equity.........................................    126,599    108,845     73,311
Interest income................................    103,112     81,751     50,634
Interest expense...............................     70,819     52,961     27,301
Other income...................................     17,790     10,215      1,779
Other expense..................................     13,942     15,597      6,386
Provision for loan losses......................      5,450      5,150      2,350
Income before taxes............................     30,691     18,259     16,386
Net income.....................................     17,753     10,534      9,826

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  The following represents summarized consolidating financial information as of and for the year ended December 31, 1995 with respect to the operations of ICII and its wholly owned and majority owned subsidiaries. On January 17, 1997, the Company sold $200 million of 9 7/8% senior notes due 2007. The senior notes are guaranteed by two of the Company's wholly-owned subsidiaries (the "Other Guarantor Subsidiaries"), IBC and ICAI, and the Company's 66 2/3% owned subsidiary, FMAC.

                          CONSOLIDATED BALANCE SHEET

                                                OTHER         NON-
                                              GUARANTOR    GUARANTOR
                            ICII     FMAC    SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
                          -------- --------  ------------ ------------ ------------ ------------
                                              (DOLLAR AMOUNTS IN THOUSANDS)
         ASSETS
Cash....................  $  8,593 $    526    $(1,937)    $   32,981   $    (997)   $   39,166
Interest bearing depos-
 its....................       --       --         --         267,776         --        267,776
Investments in Federal
 Home Loan Bank stock...       --       --         --          22,750         --         22,750
Securities available for
 sale, at market........     5,963      --         --             --          --          5,963
Loans held for sale.....   180,232  181,254        --       1,129,576    (149,252)    1,341,810
Loans held for invest-
 ment, net..............    29,196      --         --         541,390      98,185       668,771
Capitalized excess ser-
 vicing fees receivable.     8,679      --         220         26,129       9,003        44,031
Purchased and originated
 servicing rights.......    13,718      --         743          3,967         --         18,428
Retained interest in
 loan and lease
 securitizations........       --       --         --          36,035     (21,794)       14,241
Accrued interest on
 loans..................       449      --          19         10,067        (370)       10,165
Premises and equipment,
 net....................     8,573      235         16          2,545         --         11,369
Other real estate owned.     2,419      --         --           4,760         --          7,179
Investment in subsidiar-
 ies....................   135,316      --         --             --     (135,316)          --
Goodwill................       --     4,226        --          16,024          96        20,346
Other assets............    19,990    2,807      4,756         11,461        (374)       38,640
                          -------- --------    -------     ----------   ---------    ----------
  Total assets..........  $413,128 $189,048    $ 3,817     $2,105,461   $(200,819)   $2,510,635
                          ======== ========    =======     ==========   =========    ==========
 LIABILITIES AND SHARE-
     HOLDERS' EQUITY
Deposits................  $    --  $    --     $  (450)    $1,093,250   $     189    $1,092,989
Borrowings from Imperial
 Bank...................     5,000      --         --             --          --          5,000
Borrowings from Federal
 Home Loan Bank.........       --       --         --         190,000         --        190,000
Other borrowings........   206,726   70,082        --         655,504     (56,497)      875,815
Bonds...................       --   111,995        --             --          --        111,995
Senior notes............    80,472      --         --             --          --         80,472
Other liabilities.......    26,828    3,198      1,996         26,345       1,895        60,262
                          -------- --------    -------     ----------   ---------    ----------
  Total liabilities.....   319,026  185,275      1,546      1,965,099     (54,413)    2,416,533
                          -------- --------    -------     ----------   ---------    ----------
Shareholders' equity
Common stock............    51,981    4,432      1,000         81,251     (86,683)       51,981
Preferred stock.........       --       --         --           1,015      (1,015)          --
Retained earnings (accu-
 mulated deficit).......    38,910     (659)     1,271         58,096     (58,708)       38,910
Unrealized gain on secu-
 rities available for
 sale...................     3,211      --         --             --          --          3,211
                          -------- --------    -------     ----------   ---------    ----------
Total shareholders'
 equity.................    94,102    3,773      2,271        140,362    (146,406)       94,102
                          -------- --------    -------     ----------   ---------    ----------
Total liabilities and
 shareholders' equity...  $413,128 $189,048    $ 3,817     $2,105,461   $(200,819)   $2,510,635
                          ======== ========    =======     ==========   =========    ==========

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                         CONSOLIDATED INCOME STATEMENT

                                               OTHER         NON-
                                             GUARANTOR    GUARANTOR
                            ICII     FMAC   SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
                          --------  ------  ------------ ------------ ------------ ------------
                                             (DOLLAR AMOUNTS IN THOUSANDS)
REVENUES
Gain on sale of loans...  $ 12,999  $  --      $1,803      $ 37,718     $(12,964)    $ 39,556
Interest income.........    15,677   1,929         76       108,666        3,134      129,482
Interest expense........    20,900   1,690         17        76,018       (2,897)      95,728
                          --------  ------     ------      --------     --------     --------
Net interest income.....    (5,223)    239         59        32,648        6,031       33,754
Provision for loan loss-
 es.....................       --      --         --          5,450          --         5,450
                          --------  ------     ------      --------     --------     --------
  Net interest income
   after provision for
   loan loss............    (5,223)    239         59        27,198        6,031       28,304
                          --------  ------     ------      --------     --------     --------
Loan servicing income...    14,007     318         27         6,352       (7,986)      12,718
Gain on sale of servic-
 ing rights.............     4,889      31        --            370       (1,712)       3,578
Other income............      (885)    --       2,465         1,009       (1,437)       1,152
                          --------  ------     ------      --------     --------     --------
  Total other income....    18,011     349      2,492         7,731      (11,135)      17,448
                          --------  ------     ------      --------     --------     --------
  Total revenues........    25,787     588      4,354        72,647      (18,068)      85,308
                          --------  ------     ------      --------     --------     --------
EXPENSES
Personnel expense.......    20,281     356      1,606        12,433         (623)      34,053
Amortization of PMSR's
 and OMSR's.............     3,986     --         --          2,892       (2,892)       3,986
Occupancy expense.......     2,874      94         54           740          142        3,904
Data processing expense.     1,191     --           1           349          (80)       1,461
Net expense of other
 real estate owned......       191     --         --          1,706           16        1,913
General and administra-
 tive expense...........     9,938     797        493         8,720       (4,086)      15,862
                          --------  ------     ------      --------     --------     --------
  Total expenses........    38,461   1,247      2,154        26,840       (7,523)      61,179
                          --------  ------     ------      --------     --------     --------
Income before income
 taxes..................   (12,674)   (659)     2,200        45,807      (10,545)      24,129
Income taxes............    (5,443)    --         929        19,212       (4,554)      10,144
Minority interest in
 loss of consolidated
 subsidiaries...........      (208)    --         --            --           --          (208)
                          --------  ------     ------      --------     --------     --------
(Loss) income before
 deferred inter-company
 gains..................    (7,023)   (659)     1,271        26,595       (5,991)      14,193
Deferred inter-company
 gains, net of income
 taxes..................     1,710     --         --            --        (1,710)         --
                          --------  ------     ------      --------     --------     --------
(Loss) income before eq-
 uity in undistributed
 income of subsidiaries.    (8,733)   (659)     1,271        26,595       (4,281)      14,193
Equity of undistributed
 income of subsidiaries.    22,926     --         --            --       (22,926)         --
                          --------  ------     ------      --------     --------     --------
Net income (loss).......  $ 14,193  $ (659)    $1,271      $ 26,595     $(27,207)    $ 14,193
                          ========  ======     ======      ========     ========     ========

27. REGULATORY MATTERS

  In August 1989, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, ("FIRREA") was enacted. This legislation was adopted in order to reform the regulation and supervision of financial institutions. Additionally legislation was adopted in 1991 with the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA provided for increased funding for FDIC deposit insurance and for expanded regulation of financial institutions. Specifically, FDICIA requires the federal regulations to take prompt corrective action with respect to depository institutions which do not meet the minimum capital requirements. FDICIA established five capital ratio categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and " critically undercapitalized."

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating and may be reclassified to a lower category by action based on other supervisory criteria. For an institution to be well capitalized it must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of at least 5% and not be subject to any specific capital order or directive. At December 31, 1995, SPTL was categorized as well capitalized.

28. IMPERIAL CREDIT INDUSTRIES, INC. (PARENT COMPANY ONLY)

                           CONDENSED BALANCE SHEETS

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1995         1994
                                                      ------------ ------------
                       ASSETS
Cash................................................. $  8,593,486 $ 12,262,165
Securities available for sale........................    5,962,500          --
Mortgage loans held for sale.........................  180,231,859          --
Loans held for investment, net.......................   29,195,207          --
Premises and equipment, net..........................    8,573,429   11,086,937
Other real estate owned, net.........................    2,419,082
Capitalized excess servicing fees receivable.........    8,679,366      654,017
Investment in subsidiaries...........................  135,316,302  109,095,519
Purchased and originated servicing rights............   13,718,045   16,745,522
Accrued interest on loans............................      448,844          --
Other assets.........................................   19,990,485   24,519,427
                                                      ------------ ------------
  Total assets....................................... $413,128,605 $174,363,587
                                                      ============ ============
        LIABILITIES AND SHAREHOLDERS' EQUITY
Borrowings from Imperial Bank........................ $  5,000,000 $        --
Other borrowings.....................................  206,725,859          --
Senior Notes.........................................   80,472,360   80,343,905
Other liabilities....................................   26,827,922   18,147,161
                                                      ------------ ------------
Total liabilities....................................  319,026,141   98,491,066
Shareholders' equity:
Preferred stock, 8,000,000 shares authorized; none
 issued or outstanding...............................          --           --
Common stock, no par value, authorized 40,000,000
 shares; 14,578,481 and 9,620,953 shares issued and
 outstanding at December 31, 1995 and 1994, respec-
 tively..............................................   51,981,388   51,155,925
Retained earnings....................................   38,909,853   24,716,596
Unrealized gain on securities available for sale,
 net.................................................    3,211,223          --
                                                      ------------ ------------
  Total shareholders' equity.........................   94,102,464   75,872,521
                                                      ------------ ------------
  Total liabilities and shareholders' equity......... $413,128,605 $174,363,587
                                                      ============ ============

                        IMPERIAL CREDIT INDUSTRIES, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                         CONDENSED STATEMENTS OF INCOME

                                                    DECEMBER 31,
                                        --------------------------------------
                                            1995         1994         1993
                                        ------------  -----------  -----------
Revenues:
  Gain (loss) on sale of loans......... $ 12,999,024  $  (397,280) $16,843,897
                                        ------------  -----------  -----------
  Interest income......................   15,676,610    1,626,187    3,066,784
  Interest charges.....................  (20,899,938)  (9,318,620)  (2,642,725)
                                        ------------  -----------  -----------
    Net interest (expense) income......   (5,223,328)  (7,692,433)     424,059
                                        ------------  -----------  -----------
  Loan servicing income................   14,006,941   13,155,584    5,954,039
  Gain on sale of servicing rights.....    4,889,613   30,027,567   23,655,276
  Other (loss) income..................     (885,030)     707,834    1,019,973
                                        ------------  -----------  -----------
    Total other income.................   18,011,524   43,890,985   30,629,288
                                        ------------  -----------  -----------
  Total revenue........................   25,787,220   35,801,272   47,897,244
                                        ------------  -----------  -----------
Expenses:
  Personnel expense....................   20,281,783   26,519,397   21,219,095
  Occupancy expense....................    2,873,821    2,883,557    1,984,969
  Other................................   15,305,646   13,367,114    9,605,869
                                        ------------  -----------  -----------
                                          38,461,250   42,770,068   32,809,933
                                        ------------  -----------  -----------
  (Loss) income before income taxes,
   minority interest, deferred inter-
   company gains and extraordinary
   item................................  (12,674,030)  (6,968,796)  15,087,311
  Income taxes.........................   (5,443,007)  (3,038,862)   6,495,027
                                        ------------  -----------  -----------
  (Loss) income before minority
   interest, deferred inter-company
   gains and extraordinary item........   (7,231,023)  (3,929,934)   8,592,284
  Minority interest in loss of consoli-
   dated subsidiaries..................     (207,763)         --           --
  Deferred inter-company gains, net of
   income taxes........................    1,709,518          --           --
                                        ------------  -----------  -----------
  (Loss) income before extraordinary
   item................................   (8,732,778)  (3,929,934)   8,592,284
  Extraordinary item--repurchase of Se-
   nior Notes..........................          --       919,286          --
                                        ------------  -----------  -----------
  (Loss) income before equity in undis-
   tributed income of subsidiaries.....   (8,732,778)  (3,010,648)   8,592,284
  Equity in undistributed income of
   subsidiaries........................   22,926,035   10,534,536    9,826,165
                                        ------------  -----------  -----------
    Net income......................... $ 14,193,257  $ 7,523,888  $18,418,449
                                        ============  ===========  ===========

                       IMPERIAL CREDIT INDUSTRIES, INC.

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                      CONDENSED STATEMENTS OF CASH FLOWS

                                                         DECEMBER 31,
                                                  ----------------------------
                                                      1995           1994
                                                  -------------  -------------
Net cash (used in) provided by operating activi-
 ties............................................ $(272,508,922) $ 114,536,618
Cash flows from investing activities:
  Proceeds from bulk sale of servicing rights....    12,815,190     26,898,995
  Purchase of servicing rights...................    (8,128,031)   (14,477,526)
  Net change in loans held for investment........    51,783,301       (131,159)
  Investment in subsidiaries.....................           --     (25,000,000)
  Purchase of premises and equipment.............      (181,539)    (4,949,270)
                                                  -------------  -------------
Net cash provided by (used in) investing activi-
 ties............................................    56,288,921    (17,658,960)
                                                  -------------  -------------
Cash flows from financing activities:
  Net change in borrowings from Imperial Bank....     5,000,000    (20,000,000)
  Proceeds from issuance of Senior Notes.........           --      88,593,300
  Cash used to repurchase Senior Notes...........           --      (6,545,000)
  Proceeds from exercise of stock options........       825,463         96,002
  Net change in other borrowings.................   206,725,859   (147,611,302)
                                                  -------------  -------------
Net cash provided by (used in) financing activi-
 ties............................................   212,551,322    (85,467,000)
                                                  -------------  -------------
Net change in cash...............................    (3,668,679)    11,410,658
Cash at beginning of year........................    12,262,165        851,507
                                                  -------------  -------------
Cash at end of year.............................. $   8,593,486  $  12,262,165
                                                  =============  =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  The following information supplements the condensed statements of cash flows:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1995        1994
                                                         ----------- ----------
Cash paid during the period for:
  Interest.............................................. $20,897,959 $5,678,568
Significant non-cash activities:
  Loans transferred to OREO............................. $ 2,419,082 $      --
  Loans transferred from held for sale to held for in-
   vestment.............................................  83,397,590        --
  Servicing rights transferred from subsidiary..........   3,773,831        --
  Unrealized gain on securities available for sale......   5,442,750        --
  Contribution of fixed assets to ICIFC.................     525,000        --

29. SUBSEQUENT EVENT

  On March 15, 1996, the Company entered into an agreement to sell the servicing rights on approximately $3.1 billion of mortgage loans. The transaction is anticipated to close in the first quarter of 1996, and is expected to result in a gain on sale.

                        IMPERIAL CREDIT INDUSTRIES, INC.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1996          1995
                                                      ------------- ------------
                       ASSETS
Cash................................................   $   57,938    $   39,166
Interest bearing deposits...........................      314,192       267,776
Investment in Federal Home Loan Bank stock..........       16,900        22,750
Securities available for sale, at market............        7,937         5,963
Loans held for sale (Fair value of $816,996 and
 $1,345,509 at September 30, 1996 and December 31,
 1995, respectively)................................      812,257     1,341,810
Loans held for investment, net......................      803,205       668,771
Capitalized excess servicing fees receivable........       30,282        34,396
Retained interest in loan and lease securitizations.       33,196        13,036
Interest-only and residual certificates, at market..       58,854        10,840
Purchased and originated servicing rights...........       14,038        18,428
Accrued interest on loans...........................        8,880        10,164
Premises and equipment, net.........................       12,388        11,369
Other real estate owned, net........................       11,303         7,179
Goodwill............................................       20,988        20,346
Other assets........................................       43,779        38,641
                                                       ----------    ----------
  Total assets......................................   $2,246,137    $2,510,635
                                                       ==========    ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits............................................   $1,052,352    $1,092,989
Borrowings from Imperial Bank.......................          --          5,000
Borrowings from Federal Home Loan Bank..............      338,000       190,000
Other borrowings....................................      400,045       875,815
Bonds...............................................          --        111,995
Senior Notes........................................       88,169        80,472
Minority interest in consolidated subsidiaries......       43,678         1,452
Other liabilities...................................      102,544        58,810
                                                       ----------    ----------
  Total liabilities.................................    2,024,788     2,416,533
                                                       ----------    ----------
Shareholders' equity:
Preferred stock, 8,000 shares authorized; none
 issued or outstanding..............................          --            --
Common stock, no par value. Authorized 80,000
 shares; 37,903 and 14,579 shares issued and
 outstanding at September 30, 1996 and December 31,
 1995, respectively.................................      142,943        51,981
Retained earnings...................................       74,082        38,910
Unrealized gain on securities available for sale,
 net................................................        4,324         3,211
                                                       ----------    ----------
  Total shareholders' equity........................      221,349        94,102
                                                       ----------    ----------
  Total liabilities and shareholders' equity........   $2,246,137    $2,510,635
                                                       ==========    ==========

          See accompanying notes to consolidated financial statements

                        IMPERIAL CREDIT INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1996      1995
                                                             --------- --------
REVENUE:
  Gain on sale of loans..................................... $  69,517  $29,953
                                                             --------- --------
  Interest on loans.........................................   139,284   81,262
  Interest on investments...................................     2,831    2,635
  Interest on other finance activities......................     6,957      --
                                                             --------- --------
    Total interest income...................................   149,072   83,897
  Interest expense..........................................   100,767   65,115
                                                             --------- --------
    Net interest income.....................................    48,305   18,782
  Provision for loan losses.................................     6,142    3,950
                                                             --------- --------
  Net interest income after provision for loan losses.......    42,163   14,832
                                                             --------- --------
  Loan servicing income.....................................     2,264    9,813
  Gain on sale of servicing rights..........................     7,808    2,921
  Gain on sale of SPFC stock................................    62,007      --
  Other income..............................................     7,770      537
                                                             --------- --------
    Total other income......................................    79,849   13,271
                                                             --------- --------
    Total revenue...........................................   191,529   58,056
                                                             --------- --------
EXPENSES:
  Personnel expense.........................................    36,477   24,041
  Amortization of PMSR's and OMSR's.........................     1,028    2,637
  Occupancy expense.........................................     3,308    2,895
  Data processing expense...................................     1,324    1,121
  Net expenses of other real estate owned...................     4,853    1,611
  Professional services.....................................     5,600    1,682
  FDIC insurance premiums (refund)..........................       199    1,114
  Telephone and other communications........................     2,108    1,807
  Restructuring provision--exit from mortgage banking
   operations...............................................     3,800      --
  General and administrative expense........................    14,047    7,203
                                                             --------- --------
    Total expenses..........................................    72,744   44,111
  Income before income taxes................................   118,785   13,945
  Income taxes..............................................    51,322    5,844
  Minority interest in income of consolidated subsidiaries..     6,373      --
                                                             --------- --------
  Net income................................................ $  61,090 $  8,101
                                                             ========= ========
NET INCOME PER SHARE:
  Primary:.................................................. $    1.60 $   0.24
                                                             ========= ========
  Fully Diluted:............................................ $    1.60 $   0.23
                                                             ========= ========

          See accompanying notes to consolidated financial statements

                        IMPERIAL CREDIT INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                            NINE MONTHS ENDED NINE MONTHS ENDED
                                              SEPTEMBER 30,     SEPTEMBER 30,
                                                  1996              1995
                                            ----------------- -----------------
Cash flows from operating activities:
 Net income...............................      $  61,090         $   8,101
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Provision for loan losses................          6,142             3,950
 Depreciation and amortization............          4,373             4,106
 Restructuring provision..................          3,800               --
 Interest on other finance activities.....         (6,957)              --
 Gain on sale of servicing rights.........         (7,808)           (2,921)
 Gain on sale of loans....................        (69,517)          (29,953)
 Gain on sale of SPFC stock...............        (62,007)              --
 Stock option compensation expense........            --                653
 Provision for losses on other real estate
  owned...................................          2,459             1,105
 Net change in loans held for sale........        599,070           (49,113)
 Net change in accrued interest on loans..          1,284              (301)
 Net change in other assets...............        (59,513)          (47,672)
 Net change in other liabilities..........         83,275            12,195
                                                ---------         ---------
Net cash provided by (used in) operating
 activities:                                      555,691           (99,850)
                                                ---------         ---------
Cash flows from investing activities:
 Net change in interest bearing deposits..        (89,936)           (1,000)
 Purchase of servicing rights.............        (10,389)           (6,205)
 Proceeds from sale of servicing rights...         31,032            11,798
 Proceeds from sale of other real estate
  owned...................................          5,534             1,594
 Purchase of securities available for
  sale....................................       (219,702)         (220,547)
 Sale of securities available for sale....        267,098            12,630
 Net change in loans held for investment..       (140,320)          (68,618)
 Purchases of premises and equipment......         (3,853)             (842)
                                                ---------         ---------
Net cash used in investing activities:           (160,536)         (271,190)
                                                ---------         ---------
Cash flows from financing activities:
 Net change in deposits...................        (40,637)          (27,255)
 Advances from Federal Home Loan Bank.....        738,000           502,000
 Repayments of advances from Federal Home
  Loan Bank...............................       (590,000)         (527,000)
 Net change in other borrowings...........       (480,771)          403,836
 Sale of bonds............................       (111,995)              --
 Proceeds from issuance of ICII common
  stock...................................         59,228               --
 Proceeds from sale of SPFC common stock..         36,362               --
 Proceeds from resale of Senior Notes.....          7,615               --
 Proceeds from exercise of stock options..          5,815               385
                                                ---------         ---------
Net cash (used in) provided by financing
 activities:                                     (376,383)          351,966
                                                ---------         ---------
Net change in cash........................         18,772           (19,074)
Cash at beginning of year.................         39,166            24,904
                                                ---------         ---------
Cash at end of period.....................      $  57,938         $   5,830
                                                =========         =========
Supplemental disclosure of cash flow
 information:
 Income taxes paid during the period......      $  16,253         $   7,429
 Interest paid during the period..........      $ 104,427         $  65,555

          See accompanying notes to consolidated financial statements

                       IMPERIAL CREDIT INDUSTRIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION

  The consolidated financial statements include Imperial Credit Industries, Inc. ("ICII"), its wholly-owned subsidiaries and majority-owned subsidiaries (collectively the "Company"). The wholly-owned subsidiaries include Southern Pacific Thrift & Loan Association ("SPTL"), Imperial Business Credit, Inc. ("IBC") and Imperial Credit Advisors, Inc. ("ICAI"). The majority-owned consolidated subsidiaries include Southern Pacific Funding Corporation ("SPFC"), Franchise Mortgage Acceptance Company, LLC ("FMAC"), and ICI Funding Corporation ("ICIFC"). The minority interests of these majority owned subsidiaries are included as "Minority interest in consolidated subsidiaries" on the Company's consolidated balance sheet. As of September 30, 1996, the Company owned 58.4% of SPFC, with 41.6% owned by other public investors. However, since that time, the Company has sold an additional 7.2% of the outstanding shares of SPFC, reducing its ownership in SPFC to 51.2%. The Company owns 66 2/3% of FMAC, with 33 1/3% of FMAC owned by the President of FMAC. The Company owns 100% of the voting common stock of ICIFC which entitles it to a 1% economic interest. Imperial Credit Mortgage Holdings, Inc. ("ICMH"), an unconsolidated affiliated company, owns all of the ICIFC non-voting preferred stock which entitles it to a 99% economic interest. All material intercompany balances and transactions have been eliminated.

  ICII was incorporated in 1986 in the State of California and is 24.8% owned by Imperial Bank.

2. BASIS OF PRESENTATION

  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and with the instructions to form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods presented. Actual results could differ significantly from those estimates. Prior year's consolidated financial statements have been reclassified to conform to the 1996 presentation.

  Prior year consolidated financial statements have been reclassified to conform to the 1996 presentation.

3. NET INCOME PER SHARE INFORMATION

  Net income per common share is computed based on the weighted average number of shares outstanding during the periods presented plus common stock equivalents deemed to be dilutive. Common stock equivalents deemed to be dilutive were calculated based on the average price per share during the periods presented for primary net income per share and based on the ending stock price per share, if greater than the average stock price per share, for fully diluted net income per share for the periods presented. The number of shares used in the computations give retroactive effect to stock dividends and stock splits for all periods presented, including the Company's most recent 2-for-1 stock split on October 23, 1996.

                       IMPERIAL CREDIT INDUSTRIES, INC.

                                  (UNAUDITED)

  The weighted average number of shares including common stock equivalents for the three months ended September 30, 1996 and 1995 was 40,570,264 and 35,058,544 for fully diluted income per share, respectively. The weighted average number of shares including common stock equivalents for the nine months ended September 30, 1996 and 1995 was 38,293,874 and 35,004,055 for fully diluted net income per share, respectively.

  The weighted average number of shares including common stock equivalents for the three months ended September 30, 1996 and 1995 was 40,382,302 and 34,697,623 for primary income per share, respectively. The weighted average number of shares including common stock equivalents for the nine months ended September 30, 1996 and 1995 was 38,074,558 and 34,137,402 for primary income per share, respectively.

4. LOANS HELD FOR SALE

  Loans held for sale consisted of the following at September 30, 1996 and December 31, 1995:

                                                AT SEPTEMBER 30, AT DECEMBER 31,
                                                      1996            1995
                                                ---------------- ---------------
                                                         (IN THOUSANDS)
      Loans secured by real estate:
        Single family 1-4......................     $539,143       $1,083,038
        Multi-family...........................       93,666          171,199
                                                    --------       ----------
                                                     632,809        1,254,237
      Leases...................................        3,785           17,787
      Commercial loans.........................      175,663           69,786
                                                    --------       ----------
                                                    $812,257       $1,341,810
                                                    ========       ==========

5. SELECTED FINANCIAL STATEMENTS OF SUBSIDIARIES

  The following represents summarized consolidating financial information as of and for the nine months ended September 30, 1996 with respect to the operations of ICII and its wholly owned and majority owned subsidiaries.

                        IMPERIAL CREDIT INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                                                 OTHER         NON-
                                               GUARANTOR    GUARANTOR
                            ICII      FMAC    SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
                          --------  --------  ------------ ------------ ------------ ------------
                                              (DOLLAR AMOUNTS IN THOUSANDS)
         ASSETS
Cash....................  $  2,138  $   (279)   $   802     $   55,277         --     $   57,938
Interest bearing
 deposits...............     1,227    50,397        --         262,568         --        314,192
Investments in Federal
 Home Loan Bank stock...       --        --         --          16,900         --         16,900
Securities available for
 sale, at market........     7,725       --         778            --         (566)        7,937
Loans held for sale.....    22,782    26,361        404        762,710         --        812,257
Loans held for
 investment, net........    30,279       677        --         772,249         --        803,205
Capitalized excess
 servicing fees
 receivable.............     5,816       --         --          24,047         419        30,282
Purchased and originated
 servicing rights.......       --        --         654         13,384         --         14,038
Retained interest in
 loan and lease
 securitizations........     2,856       --      16,980         13,360         --         33,196
Interest only and
 residual certificates..       --        --         --          58,854         --         58,854
Accrued interest on
 loans..................       315       377          8          8,180         --          8,880
Premises and equipment,
 net....................     6,416       902        369          4,701         --         12,388
Other real estate owned.     3,797       --         --           7,506         --         11,303
Investment in
 subsidiaries...........   231,188       --         --             --     (231,188)          --
Goodwill................       --      4,412        997         15,579         --         20,988
Other assets............    54,276   (11,072)    (3,107)         3,682         --         43,779
                          --------  --------    -------     ----------   ---------    ----------
Total assets............  $368,815  $ 71,775    $17,885     $2,018,997   $(231,335)   $2,246,137
                          ========  ========    =======     ==========   =========    ==========
     LIABILITIES AND
   SHAREHOLDERS' EQUITY
Deposits................  $(29,367) $    --     $  (236)    $1,081,955         --     $1,052,352
Borrowings from Federal
 Home Loan Bank.........       --        --         --         338,000         --        338,000
Other borrowings........    28,236    59,227        --         312,582         --        400,045
Senior notes............    88,169       --         --             --          --         88,169
Minority interest in
 consolidated
 subsidiaries...........    27,725       --         --             --       15,953        43,678
Other liabilities.......    32,703     1,818      6,813         61,272         (62)      102,544
                          --------  --------    -------     ----------   ---------    ----------
  Total liabilities.....   147,466    61,045      6,577      1,793,809      15,891     2,024,788
                          --------  --------    -------     ----------   ---------    ----------
SHAREHOLDERS' EQUITY
Common stock............   142,943     4,502      8,241        134,552    (147,295)      142,943
Preferred stock.........       --        --         --           9,143      (9,143)          --
Retained earnings.......    74,082     6,228      2,945         81,493     (90,666)       74,082
Unrealized gain on
 securities available
 for sale...............     4,324       --         122            --         (122)        4,324
                          --------  --------    -------     ----------   ---------    ----------
Total shareholders'
 equity.................   221,349    10,730     11,308        225,188    (247,226)      221,349
                          --------  --------    -------     ----------   ---------    ----------
Total liabilities and
 shareholders' equity...  $368,815  $ 71,775    $17,885     $2,018,997   $(231,335)   $2,246,137
                          ========  ========    =======     ==========   =========    ==========

                        IMPERIAL CREDIT INDUSTRIES, INC.

                         CONSOLIDATED INCOME STATEMENT

                                               OTHER         NON-
                                             GUARANTOR    GUARANTOR
                           ICII     FMAC    SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
                          -------  -------  ------------ ------------ ------------ ------------
                                             (DOLLAR AMOUNTS IN THOUSANDS)
REVENUES
Gain on sale of loans...  $ 1,297  $13,387     $2,830      $ 50,939     $  1,064     $ 69,517
Interest income.........   10,625    2,516        835       137,041       (1,945)     149,072
Interest expense........   13,261    2,281        889        85,026         (690)     100,767
                          -------  -------     ------      --------     --------     --------
Net interest income.....   (2,636)     235        (54)       52,015       (1,255)      48,305
Provision for loan
 losses.................      --       --         --          6,142          --         6,142
                          -------  -------     ------      --------     --------     --------
 Net interest income
  after provision for
  loan loss.............   (2,636)     235        (54)       45,873       (1,255)      42,163
                          -------  -------     ------      --------     --------     --------
Loan servicing income...   (2,002)   1,127      2,281           858          --         2,264
Gain on sale of
 servicing rights.......    6,466      --         --            --         1,342        7,808
Other income............   63,196      (64)     2,282         4,929         (566)      69,777
                          -------  -------     ------      --------     --------     --------
 Other income...........   67,660    1,063      4,563         5,787          776       79,849
                          -------  -------     ------      --------     --------     --------
 Total revenue..........   66,321   14,685      7,339       102,599          585      191,529
                          -------  -------     ------      --------     --------     --------
Personnel expense.......    7,313    5,078      1,831        22,255          --        36,477
Amortization of PMSR's
 and OMSR's.............      401      --          89           538          --         1,028
Occupancy expense.......    1,652      191        135         1,330          --         3,308
Data processing expense.      744        1          1           578          --         1,324
Net expense of other
 real estate owned......    3,492      --         --          1,361          --         4,853
General and
 administrative expense.   10,974    2,458      2,429         9,893          --        25,754
                          -------  -------     ------      --------     --------     --------
 Total expenses.........   24,576    7,728      4,485        35,955          --        72,744
                          -------  -------     ------      --------     --------     --------
Income before taxes.....   41,745    6,957      2,854        66,644          585      118,785
Income taxes............   21,452      --       1,180        28,210          480       51,322
Minority interest in
 income of consolidated
 subsidiaries...........    6,373      --         --            --           --         6,373
                          -------  -------     ------      --------     --------     --------
Income before equity in
 undistributed income of
 subsidiaries...........   13,920    6,957      1,674        38,434          105       61,090
Equity in undistributed
 income of subsidiaries.   47,170      --         --            --       (47,170)         --
                          -------  -------     ------      --------     --------     --------
Net income..............  $61,090  $ 6,957     $1,674      $ 38,434     $(47,065)    $ 61,090
                          =======  =======     ======      ========     ========     ========

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                       INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Audited Financial Statements............................................... F-44
  Independent Auditors' Report............................................. F-45
  Balance Sheets........................................................... F-46
  Statements of Operations................................................. F-47
  Statements of Changes in Members' Equity................................. F-48
  Statements of Cash Flows................................................. F-49
  Notes to Financial Statements............................................ F-50

                       INDEPENDENT AUDITORS' REPORT

The Board of Managers

Franchise Mortgage Acceptance Company LLC:

  We have audited the accompanying balance sheets of Franchise Mortgage Acceptance Company LLC as of December 31, 1996 and 1995, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 1996 and for the period from June 30, 1995 (inception) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franchise Mortgage Acceptance Company LLC as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and for the period from June 30, 1995 (inception) through December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California

January 29, 1997

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                              BALANCE SHEETS



                              (IN THOUSANDS) [/R]

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                           ASSETS
                           ------
Restricted cash.............................................. $    --  $    526
Interest bearing deposits....................................    2,594      --
Securities available for sale................................   39,349      --
Franchise loans held for sale................................   98,915  181,254
Retained interest in loan securitizations....................    6,908      --
Premises and equipment, net..................................    1,162      235
Goodwill.....................................................    4,332    4,226
Receivable from Southern Pacific Thrift & Loan...............      --       579
Receivable from Imperial Credit Industries, Inc..............      --       924
Accrued interest receivable..................................      560    1,108
Other investments............................................    4,383      --
Other assets.................................................    1,973      196
                                                              -------- --------
    Total assets............................................. $160,176 $189,048
                                                              ======== ========
               LIABILITIES AND MEMBERS' EQUITY
               -------------------------------
Book overdraft............................................... $    171 $    445
Payable to Imperial Credit Industries, Inc. .................   17,728      --
Borrowings...................................................  125,240   69,637
Bonds........................................................      --   111,995
Accrued interest payable.....................................      148    1,062
Residual interest due to owner...............................      --       526
Other liabilities............................................    2,432    1,610
                                                              -------- --------
    Total liabilities........................................  145,719  185,275
Commitments and contingencies (Note 14)
Members' equity:
  Members' capital...........................................    5,792    4,432
  Retained earnings (accumulated deficit)....................    8,665     (659)
                                                              -------- --------
    Total members' equity....................................   14,457    3,773
                                                              -------- --------
    Total liabilities and members' equity.................... $160,176 $189,048
                                                              ======== ========

                See accompanying notes to financial statements.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                         STATEMENTS OF OPERATIONS

                              (IN THOUSANDS)

                                                                   FOR THE
                                                                 PERIOD FROM
                                                                JUNE 30, 1995
                                              YEAR ENDED     (INCEPTION) THROUGH
                                           DECEMBER 31, 1996  DECEMBER 31, 1995
                                           ----------------- -------------------
Revenues:
  Gain on sale of loans...................      $18,671            $  --
                                                -------            ------
  Interest income.........................       16,130             1,929
  Interest charges........................       14,489             1,690
                                                -------            ------
    Net interest income...................        1,641               239
                                                -------            ------
  Loan servicing income...................        1,191               318
  Gain on sale of servicing rights........          --                 31
  Other income............................           63               --
                                                -------            ------
    Total other income....................        1,254               349
                                                -------            ------
    Total revenue.........................       21,566               588
                                                -------            ------
Expenses:
  Personnel...............................        8,270               356
  Professional services...................        1,093               106
  Travel..................................          614               155
  Business promotion......................          450                96
  Occupancy...............................          310                94
  Messenger service.......................          115                15
  Goodwill amortization...................          411               146
  General and Administrative..............          979               279
                                                -------            ------
    Total expenses........................       12,242             1,247
                                                -------            ------
    Net income (loss).....................      $ 9,324            $ (659)
                                                =======            ======

              See accompanying notes to financial statements.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                 STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 1996 AND FOR THE PERIOD FROM JUNE 30, 1995

                   (INCEPTION) THROUGH DECEMBER 31, 1996

                              (IN THOUSANDS)

                                                           ACCUMULATED
                                                            (DEFICIT)   TOTAL
                                                 MEMBERS'   RETAINED   MEMBERS'
                                                 CAPITAL    EARNINGS    EQUITY
                                                 --------  ----------- --------
Balance, June 30, 1995 (inception).............. $   --      $  --     $   --
Members' contribution--ICII.....................   7,592        --       7,592
Members' contribution--Knyal....................     645        --         645
Return of capital--ICII.........................  (3,805)       --      (3,805)
Net loss........................................     --        (659)      (659)
                                                 -------     ------    -------
Balance, December 31, 1995...................... $ 4,432     $ (659)   $ 3,773
Net income......................................     --       9,324      9,324
Members' Contribution--ICII.....................   1,360        --       1,360
                                                 -------     ------    -------
Balance, December 31, 1996...................... $ 5,792     $8,665    $14,457
                                                 =======     ======    =======




                See accompanying notes to financial statements.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                         STATEMENTS OF CASH FLOWS

                              (IN THOUSANDS)

                                                              FOR THE PERIOD
                                                YEAR ENDED  FROM JUNE 30, 1995
                                               DECEMBER 31, (INCEPTION) THROUGH
                                                   1996      DECEMBER 31, 1995
                                               ------------ -------------------
Cash flows from operating activities:
  Net income (loss)...........................  $   9,324        $    (659)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization.............      2,883              153
    Net change in loans held for sale.........     94,102         (181,254)
    Decrease (increase) in interest
     receivable...............................        548           (1,108)
    Gain on sale of loans.....................    (11,763)             --
    Gain on sale of servicing rights..........        --               (31)
    Net change in other liabilities...........       (618)           3,198
    Net change in other assets................     (7,027)          (2,214)
                                                ---------        ---------
      Net cash provided by (used in) operating
       activities.............................     87,449         (181,915)
                                                ---------        ---------
Cash flows from investing activities:
  Purchases of premises and equipment.........     (1,190)            (162)
  Net change in interest bearing deposits.....     (2,594)             --
  Purchase of securities available for sale...    (41,704)             --
  Purchase of other investments...............     (4,383)             --
  Sale of servicing rights....................        --             3,805
                                                ---------        ---------
      Net cash (used in) provided by investing
       activities.............................    (49,871)           3,643
                                                ---------        ---------
Cash flows from financing activities:
  Issuance of bonds...........................        --           111,995
  Repayment of bonds..........................   (111,995)             --
  Net change in borrowings from ICII..........     19,088              --
  Net change in borrowings....................     55,603           69,637
  Return of capital...........................        --            (3,805)
                                                ---------        ---------
      Net cash (used in) provided by financing
       activities.............................    (37,304)         177,827
                                                ---------        ---------
      Net change in cash......................        274             (445)
Book overdraft at beginning of period.........       (445)             --
                                                ---------        ---------
Book overdraft at end of period...............  $    (171)       $    (445)
                                                =========        =========

                See accompanying notes to financial statements.

                FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                      NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

(1) ORGANIZATION

  On June 30, 1995, Imperial Credit Industries, Inc. (ICII) acquired from Greenwich Capital Financial Products, Inc. (Greenwich), certain assets of Greenwich's Franchise Mortgage Acceptance Company division (the FMAC Division), including all of Greenwich's rights under certain servicing contracts entered into by the FMAC Division (the Servicing Contracts). The Servicing Contracts pertain to the servicing of franchise loans that were previously securitized by Greenwich through the FMAC Division and other franchise loans owned by Greenwich not yet securitized. Concurrent with the closing of the transactions described above, ICII entered into an operating agreement with Wayne L. Knyal (Knyal), the former president of the FMAC Division, for the formation of a California limited liability company named Franchise Mortgage Acceptance Company, LLC (the Company). In connection with the acquisition, the Company or its affiliates assumed certain liabilities related to the Servicing Contracts and Greenwich agreed to act as the Company's exclusive agent in connection with the securitization of franchise loans for a period of 24 months.

  The Company was formed to originate, securitize and service franchise loans. Under the terms of the operating agreement, in exchange for a 66 2/3% ownership interest in the Company, ICII was obligated to contribute to the Company $1.3 million in cash and all of the assets purchased from Greenwich. In exchange for a 33 1/3% ownership interest in the Company, Knyal caused his wholly owned company, Franchise Mortgage Acceptance Corporation ("FMAC Corporation"), to contribute to the Company all of its rights under a servicing contract pertaining to franchise loans that were previously securitized by FMAC Corporation.

  On June 30, 1995, ICII completed the acquisition of certain net assets of the FMAC Division for a net purchase price of $7.6 million which included $3.8 million in contingent consideration based on loan originations after the date of acquisition up to a maximum principal amount of such loans equal to $250.0 million. The acquisition was recorded using the purchase method of accounting. Under this method of accounting, the purchase price was allocated to the respective assets acquired (primarily purchased servicing rights) with a fair value of $3.2 million at the date of the purchase transaction. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill of $4.4 million.

(2) BASIS OF PRESENTATION

  The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheet and revenues and expenses for the periods presented. Significant balance sheet accounts which could be materially affected by such estimates include securities available for sale and retained interest in loan securitizations. Actual results could differ significantly from those estimates.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less at date of acquisition to be cash equivalents. Restricted cash includes cash pledged as a reserve account for the FLRT 1995-B securitization.

INVESTMENT SECURITIES

  The Company classifies investments as held-to-maturity, trading, and/or available-for-sale. Held-to-maturity investments are reported at amortized cost, trading securities are reported at fair value, with unrealized gains and

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

losses included in operations, and available-for-sale securities are reported at fair value with unrealized gains and losses included as a separate component of members' equity.

  Investments held-to-maturity are those securities that management has the positive intent and ability to hold to maturity.

  Investment securities available-for-sale are those securities which are not held in the trading portfolio and are not held in the held-to-maturity portfolio.

  Realized gains and losses on securities available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

FRANCHISE LOANS HELD FOR SALE

  Loans held for sale are carried at the lower of aggregate cost or market.



RETAINED INTEREST IN LOAN SECURITIZATIONS

  The Company may create retained interest in loan securitizations as a result of the sale of loans into securitization trusts. Retained interest in loan securitizations are carried at fair value.

  Each loan securitization has specific credit enhancement requirements in the form of overcollateralization which must be met before the Company receives cash flows due. As the securitized assets generate excess cash flows, they are initially used to pay down the balance of the pass-through certificates until such time as the ratio of securitized assets to pass-through certificates reaches the overcollateralization requirement specified in each securitization. This overcollateralization amount is carried on the balance sheet as retained interest in loan securitizations. After the overcollateralization requirement and the other requirements specified in the pooling and servicing agreement have been met, the Company begins to receive the excess cash flows and a portion of the retained interest on a monthly basis.

  Retained interest in loan securitizations are amortized using the interest method. To the extent that actual future performance results are less than the Company's original performance estimates, the Company's retained interest in loan securitizations will be written down through a charge to operations in that period.

GAIN (LOSS) ON SALE OF LOANS

  Loans are sold through securitizations with the servicing retained by the Company. Securitizations typically require credit enhancements in the form of cash reserves or overcollateralization which are reflected as retained interest in loan securitizations on the balance sheet. Present value computations are used to estimate the value of the retained interest and considering such items as interest rates, prepayment, default and loss assumptions that management believes market participants would use for similar instruments. Gains are recognized to the extent that the sales price, less selling costs, exceeds the allocated basis of the portion of the loans sold.


  The Company recognizes the sale of loans when the sales transaction settles and the risks and rewards of ownership are determined to have passed to the purchasing party.

SALES OF SERVICING RIGHTS

  The Company recognizes gain or loss on the sale of servicing rights when the sales contract has been executed, a substantial down payment has been made, and the risks and rewards of ownership are determined to have passed to the purchasing party.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

LOAN ORIGINATION FEES

  Origination fees received on franchise loans held for sale, net of direct costs related to the origination of the loans, are deferred until the time of sale and are included in the computation of the gain or loss on the sale of the related loans.

SERVICING FEES

  Servicing fees are earned on the cash flow streams from various pools of securitized loans serviced for others. Servicing fees are recognized as income when received. At December 31, 1996 and 1995, the Company serviced loans of $593.7 million and $207.7 million, respectively, for affiliates and others.

PREMISES AND EQUIPMENT, NET

  Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation on premises and equipment is recorded using the straight-line method over the estimated useful lives of individual assets (three to seven years). Leasehold improvements are amortized over the terms of their related leases or the estimated useful lives of improvements, whichever is shorter.

INCOME TAXES

  Under current Federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

GOODWILL

  Goodwill is amortized on a straight-line basis over its estimated useful life of 15 years. Goodwill is reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

HEDGING PROGRAM

  The Company regularly securitizes and sells fixed and variable-rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to loans held for sale by selling U.S. Treasury securities short or in the forward market.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes accounting for transfers and servicing of financial assets and extinguishment of liabilities and which is effective for the Company on January 1, 1997. This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment.

  Under SFAS 125, an entity recognizes only assets it controls and liabilities it has incurred, discontinues recognition of assets only when control has been surrendered, and discontinues recognition of liabilities only

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

when they have been extinguished. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets it no longer recognizes. Such retained interests are based on the relative fair values of the retained interests of the subject assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral.

  SFAS 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is to be amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are to be assessed for impairment based on their fair value.


  Management has determined that the implementation of SFAS 125 will not have a material impact on the Company's financial condition or results of operations. Under the provisions of SFAS 125, securitization interests retained by the Company as a result of securitization transactions will be held as either available for sale or trading.

  Changes in market value are included in operations, if classified as trading securities, or in members' equity as unrealized gains or losses, if classified as available for sale.


(4) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Noncash transactions included the contribution of all of the assets acquired by ICII from Greenwich including $80,000 of premises and equipment, $11,000 of prepaid expenses and approximately $3.1 million of servicing rights. In addition, servicing rights totaling $645,000 were contributed by Wayne Knyal for his interest in the Company. Cash paid for the period from June 30, 1995 (inception) through December 31, 1995, for interest totaled $1.4 million, including approximately $1.0 million paid to Southern Pacific Thrift and Loan
(SPTL), an affiliate. During 1996, ICII contributed $1.4 million to the Company by decreasing the balances of the outstanding payable to ICII by the amount of the contribution. Cash paid for interest for the year ended December 31, 1996 was $15.6 million, including approximately $10.0 million paid to SPTL.

(5) FRANCHISE LOANS HELD FOR SALE

  At December 31, 1996 and 1995, franchise loans held for sale consisted of the following:

                                                               1996      1995
                                                              -------  --------
                                                               (IN THOUSANDS)
     Franchise loans held for sale........................... $94,490  $174,879
     Franchise equipment loans and leases held for sale......   4,385       --
     Premium on franchise loans held for sale................     --      5,946
     Net deferred loan fees..................................    (750)     (203)
     Unearned lease income...................................    (497)      --
     Deferred hedging loss...................................   1,287       632
                                                              -------  --------
       Total franchise loans................................. $98,915  $181,254
                                                              =======  ========

  The Company's franchise loans are primarily comprised of loans to experienced franchisees of nationally recognized restaurant concepts. A substantial portion of its debtors' ability to honor their contracts is dependent upon the cash flows generated by the franchise restaurant units themselves. The franchise loans generally are collateralized by the business property, and the real estate on which the franchises are located. During the year ended December 31, 1996 and the six-month period ending December 31, 1995, the Company originated or acquired $449.3 million and $163.5 million in franchise loans, respectively. During the year ended December 31,

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

1996 and the six month period ended December 31, 1995, the Company securitized $325.1 million and $105.2 million of franchise mortgage loans, respectively.

  As of December 31, 1996 and 1995, $125.4 million and $174.9 million, respectively were pledged as collateral for the borrowings and bonds of the Company.

  As of December 31, 1996 and 1995, there were no nonaccrual, restructured or impaired loans.

(6) PREMISES AND EQUIPMENT, NET

  Premises and equipment consisted of the following at December 31, 1996 and 1995:

                                                                     1996   1995
                                                                    ------  ----
                                                                        (IN
                                                                    THOUSANDS)
      Premises and equipment....................................... $1,286  $242
        Less accumulated depreciation and amortization.............   (124)   (7)
                                                                    ------  ----
      Ending balance............................................... $1,162  $235
                                                                    ======  ====

(7) HEDGING

  As of December 31, 1996, the Company had open positions of $94.1 million related to the sales of United States Treasury securities in the forward market. The proceeds from the short sale are shown net of the related liability in the accompanying balance sheet at December 31, 1996. At December 31, 1996, the Company's unrealized loss on open positions was $1.3 million.

  The Company used the hedging program in anticipation of the formation of the FLRT 1995-B, a special purpose entity (SPE), into which the Company delivered $105.2 million of franchise loans. The Company incurred a loss on the hedging transaction of $632,000 which was recorded as an adjustment to the basis of the loans collateralizing the pass-through certificates and entered into the gain or loss on sale when the loans were sold in 1996.

(8) BORROWINGS

  Borrowings consisted of the following credit facilities available at December 31, 1996, and 1995:

                                                              DECEMBER 31, 1996                  DECEMBER 31, 1995
                                                      ---------------------------------- ----------------------------------
                                                      INTEREST  COMMITMENT    PRINCIPAL  INTEREST  COMMITMENT    PRINCIPAL
  CREDIT FACILITY     EXPIRATION DATE      INDEX        RATE      AMOUNT     OUTSTANDING   RATE      AMOUNT     OUTSTANDING
  ---------------    ----------------- -------------  -------- ------------- ----------- -------- ------------- -----------
CS First Boston....  December 31, 1997 Libor plus       7.31%  $     200,000  $ 48,673      --    $         --    $   --
                                       125 basis
                                       points
Banco Santander....  Under extension   Libor plus       7.63%         50,000    16,181     8.00%         25,000    12,615
                                       225 basis
                                       points
Greenwich Capital
 Financial Markets,  30 days on demand Libor plus       7.36%  Not specified    35,158     7.25%  Not specified    10,054
 Inc...............                    125 basis
                                       points
Southern Pacific
 Thrift & Loan.....  Not specified     Coupon less      9.17%         25,228    25,228     9.17%         46,968    46,968
                                       approximately
                                       50 basis
                                       points
                                                               -------------  --------            -------------   -------
                                                               $     275,228  $125,240            $      71,968   $69,637
                                                               =============  ========            =============   =======

  The proceeds from the Greenwhich Financial Capital Products, Inc. credit facility at December 31, 1996, were used to purchase asset backed securities totaling $39.3 million which are included in securities availble for sale in the accompanying balance sheets.

                FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995


(9) BONDS

  In December 1995, the Company, through a special purpose entity (SPE), issued pass-through certificates (the Bonds) secured by $105.2 million of franchise loans included in franchise loans held for sale to various investors. The debentures consist of three separate classes, Class A, Class B and Class C, with principal balances at December 31, 1995 of approximately $92.6 million, $4.2 million and $4.2 million, respectively. The Class C bonds are subordinate to Class B and both Class B and C are subordinate to Class A. The Bonds have a weighted average loan rate of 9.63%, a pass-through rate of 8.59%, and stated maturity of 13 years. The premium associated with the Bonds of $11.0 million is being amortized as an adjustment to interest expense over the anticipated life of the Bonds. Due to the Company;s retained interest in the SPE and the disproportionate payments on the pass-through certificates, the Company accounted for this transaction as a financing.

  On March 28, 1996, the Company sold its interest in the SPE to Imperial Credit Mortgage Holdings, Inc. and affiliate, receiving proceeds from the sale of $2.8 million. As a result of the sale, the Company removed from its balance sheet the loans and related bonds of $111.2 million and $112.0 million, respectively, resulting in a net gain of $3.6 million.

(10) RESIDUAL INTEREST DUE TO OWNER AND RESTRICTED CASH

  The SPE is required to maintain in a separate reserve account a cash balance equal to .5% of the original outstanding principal balance of the mortgage loans collateralizing the Bonds. The remaining balance in this account, if any, is payable to the residual owner of the SPE at the date the Bonds mature. The corresponding cash balance is reflected as restricted cash.

(11) PROFIT SHARING AND 401(K) PLANS

  Beginning July 1, 1993, ICII initiated a 401(k) plan in which employees of the Company are eligible to participate. Under the plan, employees may elect to enroll at the beginning of any month in which the employee has been employed for at least six months. Employees may contribute up to 14% of their salaries. The Company will match 50% of the employee's contribution up to 4% of the employee's compensation. The Company may also make a discretionary contribution on an annual basis to be allocated to participants who have contributed in excess of 4% of their compensation. The allocation is based upon a formula set by the plan and requires a five-year vesting period. All forfeitures are allocated to the remaining participants in the plan. Distribution of vested benefits to a terminated participant in the 401(k) is made in accordance with the contribution allocation form signed by the employee. Distributions are made, by election of the participant, in either certificates of deposit, ICII common stock and stock or bond mutual funds or a combination thereof.

  The Company contributed $88,000 and $13,000 to the 401(k) plan in for the year ended December 31, 1996 and from June 30, 1995 (inception) through December 31, 1995, respectively.

(12) TRANSACTIONS WITH AFFILIATES

  In the ordinary course of business, the Company has conducted transactions with affiliated companies. All such transactions are conducted at "arm's length" in accordance with the Company's policies.

  At December 31, 1995, the Company had a net receivable of principal and interest on franchise loans from SPTL of $579,000. In July 1995, the Company sold approximately $3.8 million of franchise servicing rights to SPTL, resulting in a gain of $31,000. The Company also had a receivable from ICII, a member, of $924,000 bearing interest at 10.4% as of December 31, 1995 and a payable of $526,000 relating to ICII's residual interest in the Franchise Loan Receivable Trust 1995-B (FLRT 1995-B).

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

  The Company provides subservicing on a contractual basis for servicing rights owned by SPTL. At December 31, 1996 and 1995, there was approximately $183 million and $262 million of loans outstanding underlying this subservicing arrangement. The Company receives approximately 13 basis points for providing such services.

  The Company purchased $55.3 million in franchise loans at a $6.0 million premium from SPTL on December 29, 1995. These franchise loans were purchased by SPTL from Greenwich on November 30, 1995. The selling price between the Company and SPTL approximated SPTL's carrying value which approximated fair value.

  SPTL has provided warehouse facilities for the Company under which the loans are closed under SPTL's name with the intent to resell the franchise loans to the Company for inclusion into securitizations. The rate charged is equivalent to the rate earned on the franchise loans less approximately 50 basis points, or 9.17%. As of December 31, 1996 and December 31, 1995, the Company had an outstanding balance of $25.2 million and $47.0 million, respectively with respect to this facility. During the year ended December 31, 1996 and from June 30, 1995 (inception) through December 31, 1995, the Company paid SPTL $10.3 million and $1.2 million in interest expense associated with this facility, respectively.

  At December 31, 1996, the Company had borrowings from ICII outstanding of $17.7 million. The Company pays interest at 15% on the outstanding balance.


(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial instruments include, interest bearing deposits, securities available for sale, retained interest in loan securitizations, receivables from and payables to affiliate, borrowings and bonds. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Interest bearing deposits: The carrying values reported in the balance sheets approximate fair values due to the short-term nature of the assets.

    Franchise loans held for sale: The fair value of the loan portfolio is generally estimated by discounting expected future cash flows at an estimated market rate of interest. A market rate of interest is estimated based on the AAA Corporate Bond Rate, adjusted for credit risk and the Company's cost to administer such loans.

    Retained interest in loan securitizations and investments available for sale: The carrying value reported in the balance sheet approximates fair value. The fair value was estimated by discounting future cash flows using rates that an unaffiliated third-party purchaser would require on instruments with similar terms and remaining maturities.

    Receivable due from SPTL and receivable due from ICII: The fair values of these receivables approximate the carrying values due to their short-term nature.

    Payable due to Imperial Credit Industries: The fair values of these receivables approximate the carrying values due to their short-term nature.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

    Borrowings: The carrying value reported in the balance sheet approximates fair value, due to the variable interest rates on these borrowings.

    Bonds: The carrying value reported in the balance sheet approximates fair value due to the proximity of issuance to year-end.

  The estimated fair values of the Company's financial instruments are as follows (In thousands):

                                               1996                1995
                                        ------------------- -------------------
                                        CARRYING ESTIMATED  CARRYING ESTIMATED
                                         AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                        -------- ---------- -------- ----------
   Assets:
     Interest-bearing deposits......... $  2,594  $  2,594  $    --   $    --
     Franchise loans held for sale.....   98,915   102,872   181,254   185,165
     Retained interest in loan
      securitizations..................    6,908     6,908       --        --
     Securities available for sale.....   39,349    39,349       --        --
     Receivable due from affiliate.....      --        --        579       579
     Receivable due from member........      --        --        924       924
     Forward Treasury contracts........    1,287     1,287       632       632
   Liabilities:
     Payable due to Imperial Credit
      Industries....................... $ 17,728  $ 17,728  $    --   $    --
     Borrowings........................  125,240   125,240    69,637    54,836
     Bonds.............................      --        --    111,995   111,995
     Residual interest due to member...      --        --        526       526

(14) COMMITMENTS AND CONTINGENCIES

 Leases

  Minimum rental commitments under all noncancelable operating leases at December 31, 1996 were as follows (In thousands):

      1997............................................................... $  498
      1998...............................................................    521
      1999...............................................................    534
      2000...............................................................    550
      2001...............................................................    524
                                                                          ------
        Thereafter.......................................................    151
                                                                          ------
        Total............................................................ $2,778
                                                                          ======

  Rent expense for the year and six months ended December 31, 1996 and 1995 was $292,000 and $94,000, respectively.

LITIGATION

  The Company is involved in litigation arising from the normal course of business. The Company is currently involved in a dispute with a vendor regarding the value of services rendered. Management does not believe that an adverse settlement, if any, would have a material impact on the Company's financial condition or results of operations.

                 FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                        DECEMBER 31, 1996 AND 1995

  The predecessor entity to the Company, and an officer of such entity and of the Company, among others, are named as defendants in De Wald et al. vs. Knyal et al. filed on November 15, 1996 in the Los Angeles Superior Court. The complaint seeks an accounting, monetary and punitive damages for alleged breach of contract, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing and fraud arising from an alleged business relationship. The Company has not been named as a defendant in this lawsuit.

(15) SUBSEQUENT EVENT

  Effective January 19, 1997, the Company is a guarantor of ICII's $200 million 9.875% senior notes due January 15, 2007.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information......................................................    3
Incorporation by Reference.................................................    3
Prospectus Summary.........................................................    4
Risk Factors...............................................................   15
Capitalization.............................................................   26
Selected Consolidated Financial Data.......................................   27
Unaudited Consolidated Pro Forma Financial Statements......................   30
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations ............................................................   34
Business...................................................................   58
Management.................................................................   91
Security Ownership of Certain Beneficial Owners and Management.............   98
Certain Transactions.......................................................   99
The Exchange Offer.........................................................  106
Description of Notes.......................................................  114
Certain U.S. Federal Income Tax Consequences...............................  138
U.S. Holders...............................................................  138
Non-U.S. Holders...........................................................  140
Plan of Distribution.......................................................  142
Legal Matters..............................................................  143
Experts....................................................................  143
Index to ICII Consolidated Financial Statements............................  F-1
Index to FMAC Financial Statements......................................... F-44

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                  [LOGO OF IMPERIAL CREDIT INDUSTRIES, INC.]

                     9 7/8% SERIES B SENIOR NOTES DUE 2007

                               -----------------

                                   PROSPECTUS

                               -----------------

                              March 31, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses (including attorneys' fees), judgements, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.

  As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  3.1(a)* Articles of Incorporation of the Registrant, as amended.
  3.1(b)  Amended Articles of Incorporation of Imperial Business Credit, Inc.
  3.1(c)  Articles of Incorporation of Imperial Credit Advisors, Inc.
  3.1(d)  Amended Articles of Organization of Franchise Mortgage Acceptance
          Company LLC.
  3.1(e)  Amended and Restated Articles of Incorporation of Auto Marketing
          Network, Inc.
  3.2(a)* Restated Bylaws of the Registrant.
  3.2(b)  Amended Bylaws of Imperial Business Credit, Inc.
  3.2(c)  Bylaws of Imperial Credit Advisors, Inc.
  3.2(d)  Operating Agreement of Franchise Mortgage Acceptance Company LLC
  3.2(e)  Second Amended and Restated Bylaws of Auto Marketing Network, Inc.
  4.1**   Indenture, by and among the Registrant, Chemical Trust Company of
          California, Imperial Business Credit, Inc. Imperial Credit Advisors,
          Inc. and Franchise Mortgage Acceptance Company LLC dated as of
          January 23, 1997, with forms of Senior Notes.
  4.2**   A/B Exchange Registration Rights Agreement, by and among the
          Registrant, Imperial Business Credit, Inc. Imperial Credit Advisors,
          Inc. Franchise Mortgage Acceptance Company LLC, Lehman Brothers,
          Inc., Montgomery Securities and Dabney/Resnick/Imperial, LLC, dated as of January 23, 1997.
  5.1     Opinion of Freshman, Marantz, Orlanski, Cooper & Klein regarding legality.
  8.1     Opinion of Freshman, Marantz, Orlanski, Cooper & Klein regarding tax matters.
 21.1     Subsidiaries of the Registrant.
 23.1     Consent of KPMG Peat Marwick LLP.
 23.2     Consent of Freshman, Marantz, Orlanski, Cooper & Klein (contained in
          Exhibit 5.1).
 23.3     Consent of KPMG Peat Marwick LLP.
 24.1**   Power of Attorney (included on signature page of Registration
          Statement).
 25.1**   Statement of Eligibility of Trustee.
 27.1     Financial Data Schedule for Franchise Mortgage Acceptance Company LLC
 99.1     Form of Letter of Transmittal.
 99.2     Form of Notice of Guaranteed Delivery.
 99.3     Form of Exchange Agent Agreement by and between the Registrant and
          Chase Trust Company of California.

--------
 * Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 33-45606) declared effective May 26, 1992.

** Previously filed.

ITEM 22. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

  (b) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed subsequent to the effective date of the Registration Statement.

  (c) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California on March 28, 1997.

                                            IMPERIAL CREDIT INDUSTRIES, INC.

                                            By /s/ H. Wayne Snavely
                                              _________________________________
                                                     H. Wayne Snavely
                                               Chairman, President and Chief
                                                     Executive Officer
                                              (Principal Executive Officer)


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
    /s/ H. Wayne Snavely             Chairman, Chief Executive       March 28, 1997
____________________________________  Officer, President
        H. Wayne Snavely              (Principal Executive
                                      Officer)

  /s/ Paul B. Lasiter                Senior Vice President and       March 28, 1997
____________________________________  Controller (As Principal
      Paul B. Lasiter                 Financial and Accounting
                                      Officer)

                *                    Director                        March 28, 1997
____________________________________
   Stephen J. Shugerman

                *                     Director                        March 28, 1997
____________________________________
   Joseph R. Tomkinson

                *                     Director                        March 28, 1997
____________________________________
   Robert S. Muehlenbeck

                                     Director                        March   , 1997
____________________________________
   G. Louis Graziadio, III

                *                    Director                        March 28, 1997
____________________________________
   Perry A. Lerner

                *                    Director                        March 28, 1997
____________________________________
     James Clayburn LaForce, Jr.

*Signed under Power of Attorney

Dated February 18, 1997

                               INDEX TO EXHIBITS

 EXHIBIT                                                                  PAGE
  NUMBER                           DESCRIPTION                           NUMBER
 -------                           -----------                           ------
  3.1(a)* Articles of Incorporation, as amended, of the Registrant.
  3.1(b)  Amended Articles of Incorporation of Imperial Business
          Credit, Inc.
  3.1(c)  Articles of Incorporation of Imperial Credit Advisors, Inc.
  3.1(d)  Amended Articles of Organization of Franchise Mortgage
          Acceptance Company LLC.
  3.1(e)  Amended and Restated Articles of Incorporation of Auto
          Marketing Network, Inc.
  3.2(a)* Bylaws, as amended of the Registrant.
  3.2(b)  Amended Bylaws of Imperial Business Credit, Inc.
  3.2(c)  Bylaws of Imperial Credit Advisors, Inc.
  3.2(d)  Operating Agreement of Franchise Mortgage Acceptance Company
          LLC.
  3.2(e)  Second Amended and Restated Bylaws of Auto Marketing
          Network, Inc.
  4.1**   Indenture, by and among the Registrant, Chemical Trust
          Company of California, Imperial Business Credit, Inc.
          Imperial Credit Advisors, Inc. and Franchise Mortgage
          Acceptance Company LLC dated as of January 23, 1997, with
          forms of Senior Notes.
  4.2**   A/B Exchange Registration Rights Agreement, by and among the
          Registrant, Imperial Business Credit, Inc. Imperial Credit
          Advisors, Inc. Franchise Mortgage Acceptance Company LLC,
          Lehman Brothers, Inc., Montgomery Securities and
          Dabney/Resnick/Imperial, LLC, dated as of January 23, 1997.
  5.1     Opinion of Freshman, Marantz, Orlanski, Cooper & Klein
          regarding legality.
  8.1     Opinion of Freshman, Marantz, Orlanski, Cooper & Klein
          regarding tax matters.
 21.1     Subsidiaries of the Registrant.
 23.1     Consent of KPMG Peat Marwick LLP.
 23.2     Consent of Freshman, Marantz, Orlanski, Cooper & Klein
          (contained in Exhibit 5.1)
 23.3     Consent of KPMG Peat Marwick LLP.
 24.1**   Power of Attorney (included on signature page of
          Registration Statement)
 25.1**   Statement of Eligibility of Trustee.
 27.1     Financial Data Schedule for Franchise Mortgage Acceptance
          Company LLC.
 99.1     Form of Letter of Transmittal.
 99.2     Form of Notice of Guaranteed Delivery.
 99.3     Form of Exchange Agent Agreement by and between the
          Registrant and Chase Trust Company of California.

--------
* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 33-45606) declared effective May 26, 1992.

** Previously filed.